As filed with the Securities and Exchange Commission on August 31, 2004

Registration No. 333-117283

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Wachovia Corporation

(Exact name of registrant as specified in its charter)

North Carolina	6711	56-0898180
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Wachovia Center

Charlotte, North Carolina 28288-0013

(704) 374-6565

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark C. Treanor, Esq.

Senior Executive Vice President,

General Counsel and Secretary

Wachovia Corporation

One Wachovia Center

Charlotte, North Carolina 28288-0013

(704) 374-6565

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Mitchell S. Eitel, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Ross E. Jeffries, Jr., Esq. Senior Vice President and Assistant General Counsel Wachovia Corporation One Wachovia Center Charlotte, North Carolina 28288-0630 (704) 374-6611	Paul S. Ware, Esq. Bradley Arant Rose & White LLP One Federal Place 1819 5th Avenue North Birmingham, Alabama 35203 (205) 521-8000	Bruce A. Parsons, Esq. Burr & Forman LLP 3100 SouthTrust Tower 420 North Twentieth St. Birmingham, Alabama 35203 (205) 251-3000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC:

As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement-prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement-prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 31, 2004

Our merger. Wachovia and SouthTrust are proposing a merger of SouthTrust into Wachovia. After the merger, we believe the combined Wachovia will be the pre-eminent retail banking franchise in the southeastern United States, and one of the nation’s leading banking organizations in commercial banking, asset and wealth management, securities brokerage and investment banking.

Facts for SouthTrust shareholders:	Facts for Wachovia shareholders:
• In the merger, you will receive 0.89 Wachovia common shares for each SouthTrust common share you own.	• In the merger, you will keep your Wachovia common shares.

• Your board unanimously recommends the merger.	• Your board unanimously recommends the merger.

•      The combined company expects to continue Wachovia’s dividend policy. Based on the current Wachovia quarterly dividend of $0.40 per Wachovia common share and the 0.89 exchange ratio, this would equal $0.356 per SouthTrust common share.

• Your dividend rights will not be affected by the merger. The current Wachovia quarterly dividend is $0.40 per common share.

• After the merger, former SouthTrust shareholders will own about 19% of the combined company.	• After the merger, current Wachovia shareholders will own about 81% of the combined company.

• Generally, the merger will be tax-free to you, other than with respect to any cash you receive for fractional shares.	• The merger will be tax-free to you.

• SouthTrust needs your vote to complete the merger. SouthTrust plans to hold a special shareholders’ meeting to vote on the merger on [•], 2004.	• Wachovia needs your vote to complete the merger. Wachovia plans to hold a special shareholders’ meeting to vote on the merger on [•], 2004.

Merger consideration. The number of shares of Wachovia common stock that SouthTrust shareholders will receive in the merger is fixed. The dollar value of the stock consideration SouthTrust shareholders receive will change depending on changes in the market price of Wachovia common stock and will not be known at the time either company’s shareholders vote on the merger. For example,

Date	Closing Wachovia Share Price		Value per SouthTrust Share
June 18, 2004, the last trading day before we announced our merger	$47.00		$41.83
[•], 2004	[•	]	[•	]

You should obtain current market quotations for both Wachovia and SouthTrust common shares. Wachovia is listed on the New York Stock Exchange under the symbol “WB” and SouthTrust is listed on The Nasdaq Stock Market under the symbol “SOTR”.

Voting. Even if you plan to attend your company’s meeting, please vote as soon as possible by completing and submitting the enclosed proxy card. Not voting at all will have the same effect as voting against the merger.

This document and risks. Please read this document carefully, because it contains important information about the merger. Read carefully the risk factors relating to the merger beginning on page [•] .

None of the SEC, any state securities commission or the North Carolina Commissioner of Insurance has approved or disapproved the securities to be issued in the merger or determined if this document is accurate or adequate. It is illegal to tell you otherwise.

The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Joint proxy statement-prospectus dated [•], 2004, and first mailed to shareholders on or about [•], 2004.

References to Additional Information

This document incorporates important business and financial information about Wachovia and SouthTrust from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Wachovia and SouthTrust that are incorporated by reference in this document through the Securities and Exchange Commission web site at http://www.sec.gov or by requesting them in writing or by telephone from the appropriate company:

If you are a Wachovia shareholder:	If you are a SouthTrust shareholder:
Georgeson Shareholder Communications	Morrow & Co., Inc.
17 State Street–10th Floor	445 Park Ave.–5th Floor
New York, New York 10004	New York, New York 10022-2606
Telephone: (800) 255-8670	Telephone: [•]

If you would like to request documents,	If you would like to request documents
please do so by [•], 2004	please do so by [•], 2004
to receive them before	to receive them before
Wachovia’s special meeting.	SouthTrust’s special meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate proxy solicitation firm. You will not be charged for any of these documents that you request.

See “Where You Can Find More Information” on page [•].

WACHOVIA CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [•], 2004

To the Shareholders

of Wachovia Corporation:

We will hold a special meeting of shareholders of Wachovia Corporation, a North Carolina corporation, on [•], 2004, at [•] a.m., local time, in [•], for the following purpose:

•	Approving the plan of merger contained in the Agreement and Plan of Merger, dated as of June 20, 2004, between SouthTrust Corporation, a Delaware corporation, and Wachovia, pursuant to which SouthTrust will merge with and into Wachovia, as more fully described in the attached joint proxy statement-prospectus.

We have fixed the close of business on August 20, 2004, as the record date for determining those shareholders entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. Only Wachovia shareholders of record at the close of business on that date are entitled to notice of the special meeting and any adjournments or postponements of the special meeting, and only Wachovia common shareholders of record at the close of business on that date are entitled to vote at the special meeting and any adjournments or postponements of the special meeting. In order for the proposal to approve the plan of merger to be adopted, the holders of a majority of the outstanding shares of Wachovia common stock entitled to vote must vote in favor of approval of the plan of merger. Abstentions and broker non-votes will have the same effect as votes against approval of the plan of merger. If you wish to attend the special meeting and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

By Order of the Board of Directors,

Mark C. Treanor

Senior Executive Vice President,

General Counsel and Secretary

[•], 2004

Whether or not you plan to attend the special meeting in person, please vote your proxy by telephone or through the Internet, as described on the enclosed proxy card, or complete, date, sign and return the enclosed proxy card in the enclosed envelope. The enclosed envelope requires no postage if mailed in the United States. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card or voted by telephone or through the Internet.

Wachovia’s board of directors unanimously recommends that you vote “FOR” approval of the plan of merger.

SOUTHTRUST CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [•], 2004

To the Shareholders of

SouthTrust Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of SouthTrust Corporation, a Delaware corporation, will be held on [•], 2004, at [•] a.m., local time, in the auditorium on the eighth floor of the SouthTrust Tower, 420 North 20th Street, Birmingham, Alabama, for the following purpose:

•	Approving the plan of merger contained in the Agreement and Plan of Merger, dated as of June 20, 2004, between Wachovia Corporation, a North Carolina corporation, and SouthTrust, pursuant to which SouthTrust will merge with and into Wachovia, as more fully described in the attached joint proxy statement-prospectus.

We have fixed the close of business on August 20, 2004, as the record date for determining those shareholders entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. Only SouthTrust shareholders of record at the close of business on that date are entitled to notice of the special meeting and any adjournments or postponements of the special meeting, and only SouthTrust common shareholders of record at the close of business on that date are entitled to vote at the special meeting and any adjournments or postponements of the special meeting. In order for the proposal to approve the plan of merger to be adopted, the holders of a majority of the outstanding shares of SouthTrust common stock entitled to vote must vote in favor of approval of the plan of merger. Abstentions and broker non-votes will have the same effect as votes against approval of the plan of merger. If you wish to attend the special meeting and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

By Order of the Board of Directors,

Wallace D. Malone, Jr.

Chairman

[•], 2004

Whether or not you plan to attend the special meeting in person, please vote your proxy by telephone or through the Internet, as described on the enclosed proxy card, or complete, date, sign and return the enclosed proxy card in the enclosed envelope. The enclosed envelope requires no postage if mailed in the United States. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card or voted by telephone or through the Internet.

SouthTrust’s board of directors unanimously recommends that you vote “FOR” approval of the plan of merger.

Page
SUMMARY	1
We Propose That Wachovia and SouthTrust Merge	1
SouthTrust Shareholders Will Receive 0.89 of a Share of Wachovia Common Stock in the Merger For Each Share of SouthTrust Common Stock	1
The Exchange Ratio is Fixed and the Value of the Shares to be Issued in the Merger Will Fluctuate with Market Prices	1
Wachovia’s Common Stock Dividend Policy Will Continue After the Merger; Coordination of Dividends	2
The Merger Will Be Accounted for as a Purchase	3
The Merger Will Generally Be Tax-Free To Shareholders	3
Merrill Lynch Provided an Opinion to SouthTrust’s Board that the Exchange Ratio was Fair From a Financial Point of View to SouthTrust Shareholders	3
UBS Provided an Opinion to Wachovia’s Board as to the Fairness, From a Financial Point of View, of the Exchange Ratio to Wachovia	4
SouthTrust’s Directors and Executive Officers May Have Interests in the Merger that Differ from Your Interests	4
Shareholders Do Not Have Appraisal Rights	4
Our Boards Recommend That You Vote “FOR” the Plan of Merger	4
Our Reasons for the Merger	5
Anticipated Excess Capital; Share Repurchases	7
We Have Agreed When and How SouthTrust Can Consider Third Party Acquisition Proposals	8
Merger Approval Requires a Majority Vote by Wachovia Shareholders and by SouthTrust Shareholders	8
Treatment of SouthTrust Options	8
We Must Meet Several Conditions To Complete the Merger	8
We Must Obtain Regulatory Approvals to Complete the Merger	9
We May Terminate the Merger Agreement	9
We May Amend or Waive Merger Agreement Provisions	10
SouthTrust Has Granted a Stock Option to Wachovia	10
The Rights of SouthTrust Shareholders Following the Merger Will be Different	12
Information About Wachovia and SouthTrust	12
Special Meeting of Wachovia	12
Special Meeting of SouthTrust	12
Unaudited Comparative Per Share Data	13
Selected Financial Data	15

RISK FACTORS	20
Because the Market Price of Wachovia Common Stock May Fluctuate, You Cannot Be Sure of the Market Value of the Common Stock that SouthTrust Shareholders Will Receive in the Merger	20
We May Fail to Realize the Cost Savings We Estimate For the Merger	20
Combining Our Two Companies May Be More Difficult, Costly or Time-Consuming Than We Expect	20
Regulatory Approvals May Not Be Received, May Take Longer than Expected or Impose Conditions, Including Deposit Divestitures, Which Are Not Presently Anticipated	21
Future Results of the Combined Company May Differ Materially from the Pro Forma Financial Information Presented in this Joint Proxy Statement–Prospectus	21
The Merger May Be Dilutive to Wachovia’s Earnings Per Share Until 2007 Even Assuming $1.7 Billion in Share Repurchases	21
The Market Price of Wachovia Common Stock after the Merger May be Affected by Factors Different from Those Affecting SouthTrust Common Stock or Wachovia Common Stock Currently	21
Unless the Merger Is Completed, There are Limits on Another Business Combination Until March 31, 2005	22
The Merger Agreement and Stock Option Agreement Limit SouthTrust’s Ability to Pursue Alternatives to the Merger	22

RECENT DEVELOPMENTS	23
Second Quarter 2004 Results	23
Certain Proceedings	23

i

ii

iii

SUMMARY

This summary highlights selected information from this document. It may not contain all the information that is important to you. We urge you to read carefully this entire document and the other documents to which we refer you for a more complete understanding of the merger between Wachovia and SouthTrust. In addition, we incorporate by reference into this document important business and financial information about Wachovia and SouthTrust. You may obtain the information incorporated by reference in this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page [•]. Each item in this summary includes a page reference directing you to a more complete description of that item.

We Propose That Wachovia and SouthTrust Merge (Page •)

We propose that SouthTrust merge into Wachovia, with Wachovia as the surviving corporation. The combined company will be incorporated in North Carolina and its corporate headquarters will be in Charlotte, North Carolina. The combined company will be called “Wachovia Corporation” and its common stock will trade on the New York Stock Exchange, or the NYSE, under the symbol “WB”. We expect to complete the merger in the fourth quarter of 2004.

SouthTrust Shareholders Will Receive 0.89 of a Share of Wachovia Common Stock in the Merger For Each Share of SouthTrust Common Stock (Page •)

SouthTrust Shareholders. When the merger is completed, each SouthTrust shareholder will receive 0.89 of a share of Wachovia common stock for each share of SouthTrust common stock held. We sometimes refer to this 0.89 ratio as the “exchange ratio”.

Wachovia will not issue fractional shares in the merger. Instead, it will pay cash for fractional common shares based on the NYSE closing price per Wachovia share on the trading day before the merger is completed.

If you are a SouthTrust shareholder, you will need to surrender your SouthTrust common stock certificates to receive your shares of Wachovia common stock, your cash payment instead of fractional shares and any dividends paid by the combined company. Please do not surrender your certificates until you receive written instructions from the combined company after we have completed the merger.

Wachovia Shareholders. If you are a Wachovia shareholder, your shares of Wachovia common stock will be unchanged by the merger. You do not need to surrender your shares or your stock certificates.

Combined Company. After completion of the merger, former SouthTrust shareholders will own approximately 19% of the common stock of the combined company, and current Wachovia shareholders will own approximately 81% of the common stock of the combined company.

The Exchange Ratio is Fixed and the Value of the Shares to be Issued in the Merger Will Fluctuate with Market Prices (Page •)

Upon completion of the merger, each share of SouthTrust common stock will be converted into 0.89 shares of Wachovia common stock. The exchange ratio will not be adjusted for changes in the market price of either Wachovia common stock or SouthTrust common stock. Accordingly, any change in the price of Wachovia common stock prior to the merger will affect the market value of Wachovia common stock that SouthTrust shareholders will receive on the date of the merger. Neither of us is permitted to terminate the merger agreement or resolicit the vote of our shareholders solely because of changes in the market prices of our common stocks.

You should obtain current stock price quotations for Wachovia common stock and SouthTrust common stock. Wachovia common shares are listed on the NYSE under the symbol “WB” and SouthTrust common shares are listed on The Nasdaq

Stock Market, or Nasdaq, under the symbol “SOTR”. The following table shows the closing prices for Wachovia and SouthTrust common stock and the implied per share value in the merger to SouthTrust shareholders for the following dates and periods:

•	June 18, 2004, the last trading day before we announced the merger;

•	June 21, 2004, the day we announced the merger;

•	[•], 2004, shortly before we mailed this document; and

•	the high, low and average values for the period from June 18, 2004 through [•], 2004.

	Closing Wachovia share price	Closing SouthTrust share price	Implied value per SouthTrust share
June 18, 2004	$47.00	$34.80	$41.83
June 21, 2004	45.02	39.37	40.07
[•], 2004
High (for period)
Low (for period)
Average (for period)

Our boards, in arriving at their determinations that a fixed exchange ratio is preferable and that the merger is in the best interests of our shareholders, each considered that:

•	a fixed exchange ratio is appropriate in view of the long-term strategic purposes of the merger because it captures the relative contribution of each company based on fundamental financial factors and avoids relative fluctuations between our stock prices caused by near-term volatility;

•	a fixed exchange ratio is customary for mergers of this type in the financial services industry;

•	an exchange ratio that does not fluctuate with the price of our common stocks provides substantial certainty about the number of shares that will be issued in the merger;

•	the nominal dollar value of the shares of the combined company to be received by SouthTrust shareholders in the merger would fluctuate with the market price of Wachovia common stock before the merger is completed and could be materially different from the market price prevailing when we signed the merger agreement; and

•	an exchange ratio that does not fluctuate with the price of our common stocks focuses on the long-term value of the combined company rather than on short-term market fluctuations between the dates of signing the merger agreement and completing the merger.

Wachovia’s Common Stock Dividend Policy Will Continue After the Merger; Coordination of Dividends (Page •)

Wachovia’s common stock dividend policy will continue after the merger, but this policy is subject to the determination of Wachovia’s board of directors and may change at any time. In the second quarter of 2004, Wachovia paid a dividend of $0.40 per share of Wachovia common stock and SouthTrust paid a dividend of $0.24 per share of SouthTrust common stock. Based on the 0.89 exchange ratio and these dividend rates, following the merger, holders of SouthTrust common stock will receive an anticipated dividend rate increase of approximately 48% (from $0.24 to $0.356 quarterly dividend per share of SouthTrust common stock equivalent).

The merger agreement permits each of us to continue to pay regular quarterly cash dividends to our shareholders prior to completion of the merger. We have agreed in the merger agreement to coordinate dividend declarations and the related record dates and payment dates so that SouthTrust shareholders will not receive two dividends, or fail to receive one dividend, for any single quarter. Accordingly, prior to the merger, we may coordinate and alter our dividend record dates in order to effect this policy. In addition, the merger agreement provides that if the merger is not completed before the record date for the dividend on Wachovia common stock for the fourth quarter of 2004, which is expected to be November 30, 2004, SouthTrust may increase its quarterly cash dividend per share to the then-current Wachovia quarterly cash dividend per share, multiplied by the exchange ratio.

The payment of dividends by Wachovia or SouthTrust on their common stock in the future, either before or after the merger is completed, is subject to the determination of our respective boards of directors and depends on cash requirements, our financial condition and earnings, legal and regulatory considerations and other factors.

The Merger Will Be Accounted for as a Purchase (Page •)

The merger will be treated as a purchase by Wachovia of SouthTrust under generally accepted accounting principles, or GAAP.

The Merger Will Generally Be Tax-Free To Shareholders (Page •)

In the opinion of Sullivan & Cromwell LLP and Bradley Arant Rose & White LLP, for United States federal income tax purposes:

•	the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and each of Wachovia and SouthTrust will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	no gain or loss will be recognized by Wachovia or SouthTrust as a result of the merger;

•	no gain or loss will be recognized by the holders of SouthTrust common stock who receive Wachovia common stock in exchange for SouthTrust common stock pursuant to the merger, except with respect to cash received in lieu of fractional share interests.

The merger will not have any tax consequences for holders of Wachovia common stock. For a complete description of the material United States federal income tax consequences of the transaction, see “Material Federal Income Tax Consequences” on page [•].

The opinions of Sullivan & Cromwell LLP and Bradley Arant Rose & White LLP are based in part on customary assumptions and on factual representations that Wachovia and SouthTrust made to Sullivan & Cromwell LLP and Bradley Arant Rose & White LLP. These opinions are exhibits to the registration statement filed with the SEC in connection with this document.

Wachovia and SouthTrust will not be obligated to complete the merger unless Sullivan & Cromwell LLP and Bradley Arant Rose & White LLP confirm the tax consequences summarized above by issuing additional opinion letters to the same effect on the closing date.

Merrill Lynch Provided an Opinion to SouthTrust’s Board that the Exchange Ratio was Fair From a Financial Point of View to SouthTrust Shareholders (Page •)

On June 19, 2004, the date the SouthTrust board approved the merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated, SouthTrust’s financial advisor, rendered an oral opinion to SouthTrust’s board that, as of that date, the exchange ratio of 0.89 shares of Wachovia common stock for 1 share of SouthTrust common stock was fair from a financial point of view to the holders of SouthTrust common stock. Merrill Lynch confirmed its opinion by delivery of a written opinion dated June 20, 2004. The full text of Merrill Lynch’s written opinion is attached to this joint proxy statement-prospectus as Appendix C. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Merrill Lynch. Merrill Lynch’s opinion is directed to the SouthTrust board of directors and does not constitute a recommendation to any shareholder as to any matters relating to the merger. The opinion of Merrill Lynch will not reflect any developments that may occur or may have occurred after the date of the opinion and prior to the completion of the merger. SouthTrust does not currently expect to request an updated opinion from Merrill Lynch. Under the terms of its engagement, SouthTrust has agreed to pay Merrill Lynch an aggregate fee of $17.5 million for its financial advisory services, including its opinion, in connection with the merger.

UBS Provided an Opinion to Wachovia’s Board as to the Fairness, From a Financial Point of View, of the Exchange Ratio to Wachovia (Page •)

In connection with the merger, Wachovia’s board of directors received a written opinion from UBS Securities LLC, Wachovia’s financial advisor, as to the fairness, from a financial point of view, to Wachovia of the exchange ratio provided for in the merger. The full text of UBS’ written opinion, dated June 20, 2004, is attached to this joint proxy statement-prospectus as Appendix D. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided to Wachovia’s board in its evaluation of the exchange ratio, does not address any other aspect of the merger and does not constitute a recommendation to any shareholder with respect to any matters relating to the proposed merger. UBS’ opinion will not reflect any developments that may occur or may have occurred after the date of the opinion and prior to the completion of the merger. Wachovia does not currently expect to request an updated opinion from UBS. Under the terms of its engagement, Wachovia has agreed to pay UBS an aggregate fee of $15 million for its financial advisory services, including its opinion, in connection with the merger.

SouthTrust’s Directors and Executive Officers May Have Interests in the Merger that Differ from Your Interests (Page •)

Following the merger, three current members of SouthTrust’s board of directors, including Wallace D. Malone, Jr., SouthTrust’s Chairman and Chief Executive Officer, will be appointed to Wachovia’s board of directors. Other than Mr. Malone, these directors have not yet been determined. Mr. Malone also will serve as Wachovia’s Vice Chairman following the merger. Wachovia’s current Chairman, President and Chief Executive Officer, G. Kennedy Thompson, will continue to serve in those capacities following the merger.

In addition, some of SouthTrust’s directors and executive officers have interests in the merger other than their interests as shareholders. The members of our boards of directors knew about these additional interests and considered them when they adopted the plan of merger.

The following provides more detail about the payments, benefits and other interests of certain SouthTrust directors and executive officers.

Mr. Malone’s Employment Agreement. Mr. Malone currently has a five-year employment agreement with SouthTrust, which will be assumed by Wachovia in the merger. He is to be paid an annual salary of at least $1 million and is eligible for an annual incentive payment. Mr. Malone also will receive cash termination payments and other payments and benefits if he terminates his employment under the circumstances described under “Interests of Certain Persons in the Merger” beginning on page [•]. We currently estimate that a cash termination payment of approximately $30.3 million payable over a five-year period could be triggered if Mr. Malone terminated employment within the time frame covered under his agreement.

SouthTrust Change In Control Agreements. Change in control agreements between SouthTrust and 9 of its other executive officers provide those officers with cash termination payments and other payments and benefits if their employment with Wachovia terminates within 3 years following completion of the merger. We currently estimate that cash termination payments of up to $27 million in the aggregate could be triggered if all such executives terminated employment within the time frames covered under the agreements.

Shareholders Do Not Have Appraisal Rights (Page •)

Under Delaware law, SouthTrust shareholders are not entitled to appraisal rights in the merger. Under North Carolina law, Wachovia shareholders are not entitled to appraisal rights in the merger.

Our Boards Recommend That You Vote “FOR” the Plan of Merger (Pages • and •)

Wachovia Shareholders. Wachovia’s board of directors believes that the merger is in the best interests of Wachovia and its shareholders, and unanimously recommends that Wachovia shareholders vote “FOR” approval of the plan of merger.

SouthTrust Shareholders. SouthTrust’s board of directors believes that the merger is in the best interests of SouthTrust and its shareholders and that the exchange ratio is fair to SouthTrust shareholders, and unanimously recommends that SouthTrust shareholders vote “FOR” approval of the plan of merger.

Our Reasons for the Merger (Pages • and •)

Wachovia’s Board of Directors. Wachovia’s board of directors is proposing the merger because:

•	It believes that SouthTrust offers Wachovia a unique strategic fit because of the two organizations’ geographic overlap in a number of key states with high growth rates, and because the merger would provide Wachovia accelerated entry into the Texas banking market and a substantial position in the Alabama banking market. As a result, Wachovia’s board believes Wachovia will have a greater potential for growth following the merger. The merger would enable the combined company to have the highest deposit share in the southeastern United States.

•	It believes SouthTrust is a very high quality organization with a strong earnings record and strong credit quality and management.

•	It believes that the combined company will have increased economies of scale, significant annual expense savings and complementary customer bases and products following the merger, as well as the potential for revenue enhancement. The expense savings are described in more detail on page [•] under the heading “Cost Savings”.

•	It believes that SouthTrust’s and Wachovia’s management share a common business vision and commitment to their respective customers, shareholders, employees and other constituencies.

•	It believes that the merger is likely to provide an increase in shareholder value, including the benefits of a stronger strategic position.

With respect to shareholder value, Wachovia believes that while the merger will be dilutive to Wachovia shareholders on an earnings per share basis calculated according to GAAP until 2007, the merger will be accretive to Wachovia shareholders on a cash earnings per share basis by 2006. Wachovia’s estimation of earnings per share accretion/dilution for the fourth quarter of 2004 and each of the years 2005, 2006 and 2007 is as follows:

	Q4 2004	2005	2006	2007
Pro forma GAAP EPS	$0.92	4.09	4.66	5.22
Wachovia estimated stand-alone GAAP EPS	0.95	4.30	4.73	5.20
Accretion/(Dilution)	(0.03)	(0.21)	(0.07)	0.02

Pro forma cash EPS	1.02	4.31	4.80	5.29
Wachovia estimated stand-alone cash EPS	1.04	4.41	4.79	5.22
Accretion/(Dilution)	$(0.02)	(0.10)	0.01	0.07

Wachovia’s estimated fourth quarter 2004 and full year 2005 stand-alone GAAP earnings per share are based on consensus earnings per share estimates as reported by First Call as of June 20, 2004, adjusted to include merger-related and restructuring expenses in the fourth quarter of 2004 (merger-related and restructuring expenses associated with transactions prior to the merger are expected to be immaterial in 2005). Wachovia’s estimated stand-alone GAAP earnings per share for 2006 and 2007 are based on 2005 consensus earnings per share estimates plus the consensus 5-year earnings per share growth expectations of 10% per year (merger-related and restructuring expenses associated with transactions prior to the merger are expected to be immaterial in 2006 and 2007). Pro forma fourth quarter 2004 and full year 2005 earnings per share estimates assume consensus earnings per share estimates for SouthTrust as reported by First Call as of June 20, 2004 and pro forma 2006 and 2007 estimates assume consensus 5-year earnings per share growth expectations for SouthTrust of 11% per year. Pro forma earnings per share are also based on the annual expense savings discussed above and on the assumptions of Wachovia’s management described in more detail on page [•] under the heading “Recommendation of Wachovia’s Board and Its Reasons for the Merger” and on page [•] under the heading “Opinion of Wachovia’s Financial Advisor”.

Cash earnings per share is a non-GAAP financial measure that is calculated by adding after-tax restructuring and merger-related expenses and intangible amortization to income before cumulative effect of a change in accounting principle and dividing the result by average shares outstanding. Wachovia believes this measure provides information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitates comparison with the performance of others in the financial services industry.

Wachovia also currently intends to use up to $1.7 billion of excess capital created as a result of the merger to repurchase shares of Wachovia common stock. Wachovia believes that in the current circumstances using such excess capital to repurchase shares is the best use of that excess capital versus other possible uses, including dividends, other acquisitions or other investments. Wachovia believes that share repurchases will tend to increase earnings per share, enhance the liquidity of Wachovia’s common stock after the merger, return excess capital to shareholders in a tax efficient manner and provide a flexible means of capital management.

In considering the merger, Wachovia’s board of directors also considered the potential initial negative impact to the market price of Wachovia common stock following announcement of the merger. In addition, it considered the following potential adverse consequences of the merger:

•	The possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of Wachovia’s on-going business or in the loss of customers.

•	The possibility that the anticipated benefits of the merger may not be realized, including the expected cost savings.

•	The potential effect of the merger on SouthTrust’s employee benefits under various agreements, plans and programs because the merger may constitute a “change in control”, which might encourage employees to leave and involve additional cost under such agreements, plans and programs.

•	The impact of divestitures likely to be required, which may result in lost customer relationships and reduce the amount of income the combined company could have realized without such divestitures.

•	The potential merger-related and restructuring charges.

The Wachovia board concluded, however, that the potential benefits of the merger substantially outweighed the risks.

SouthTrust’s Board of Directors. SouthTrust’s board of directors is proposing the merger because:

•	It believes that the merger with Wachovia will allow SouthTrust shareholders to participate in a combined company that will have better future prospects than SouthTrust is likely to achieve on a stand-alone basis or through a combination with other potential merger partners.

•	The per share merger consideration for SouthTrust shareholders represented, on the date SouthTrust’s board approved the merger, a premium of approximately 22% (based on the closing prices of Wachovia common stock and SouthTrust common stock for the five trading days prior to public announcement of the merger).

•	After completion of the merger, SouthTrust shareholders will receive a 48% higher common stock dividend than they currently receive from SouthTrust ($0.356 per share on a pro forma basis, taking into account the exchange ratio, versus $0.24 per share currently).

•	It believes that SouthTrust and Wachovia have businesses that complement each other in many ways, including geographic coverage and the compatibility of their respective managements, cultures and operating styles.

•	It believes that Wachovia’s recent success in integrating banking and securities brokerage acquisitions and the planned fifteen-month integration period are good indicators of success in integrating the merger with SouthTrust.

In considering the merger, SouthTrust’s board of directors also considered the following potential adverse consequences of the merger:

•	The risks of diverting management’s attention from other strategic opportunities.

•	The potential impact of the costs that are expected to be incurred by the combined company in connection with completing the merger.

•	The potential challenges of integrating SouthTrust and Wachovia.

•	The risks associated with the fixed exchange ratio, which will not adjust upwards to compensate for declines in Wachovia’s stock price.

•	The possibility that the interests of SouthTrust’s directors and executive officers apart from their interests as SouthTrust shareholders might influence their decision with respect to the merger.

•	The impact of the terms of the merger agreement and stock option agreement that could have the effect of discouraging other parties from expressing interest in merging with or acquiring SouthTrust.

•	The risks associated with required regulatory approvals, including the impact of required divestitures on the combined company.

•	The risks of not achieving the expected cost savings and other benefits.

The SouthTrust board concluded, however, that the potential benefits of the merger substantially outweighed the risks.

Cost Savings and Accounting Charges. Although we can make no assurances, both SouthTrust and Wachovia believe that following the merger, the combined company can achieve cost savings of approximately 36% of SouthTrust’s non- interest expense or 3% of combined non-interest expense (approximately $255 million in after-tax annual expense reductions) by the end of 2006.

These cost savings are expected to be achieved partially in each year until 2006. Of the total $255 million in after-tax annual expected cost savings:

•	64% is expected from personnel reductions;

•	21% is expected from consolidating facilities and from eliminating duplicative technology and operations functions; and

•	15% is expected from other factors, including stronger purchasing power.

As part of these cost savings, we expect to reduce the combined company’s job positions by about 4,300 over the fifteen-month integration period. We believe that between 25% to 35% of these reductions could occur through normal attrition. As part of the cost savings we have outlined, we expect to consolidate about 130 to 150 branch banking offices during the fifteen-month integration period. You can find more detail about our expected cost savings under the heading “Cost Savings” on page [•].

We expect to recognize an estimated $156 million of after-tax merger-related and restructuring expenses and $275 million of after-tax exit cost purchase accounting adjustments. We also expect to recognize $42 million of after-tax fair value purchase accounting adjustments. A portion of these charges and adjustments will be recorded upon completion of the merger, with the remainder expected to be recorded in each year from the completion of the merger through 2006.

Anticipated Excess Capital; Share Repurchases

Following the merger, Wachovia expects that combining the two companies’ balance sheets will result in a significant amount of excess capital. Wachovia currently intends for the combined company to maintain a leverage ratio of approximately 6% and a tangible capital to tangible asset ratio of 4.7% to 4.8%. Wachovia believes that, as a result of the merger, up to $1.7 billion of capital in excess of such ratios will be available as excess capital, in addition to excess capital generated by Wachovia as a stand-alone entity. If such excess capital is available, Wachovia currently intends to use it to repurchase shares of Wachovia common stock. The actual amount of shares of Wachovia common stock repurchased will depend on various factors, including: market conditions; legal limitations and considerations affecting the amount and timing of repurchase activity; the combined company’s capital position; internal capital generation; and alternative potential investment opportunities. Wachovia believes that share repurchases will tend to increase earnings per share, enhance the liquidity of Wachovia’s common stock after the merger, return excess capital to shareholders in a tax efficient manner and provide a flexible means of capital management. Federal law prohibits Wachovia and SouthTrust from purchasing shares of either company’s common stock from the date this joint proxy statement-prospectus is first mailed to shareholders until completion of both special meetings of shareholders.

We Have Agreed When and How SouthTrust Can Consider Third Party Acquisition Proposals (Page •)

We have agreed that SouthTrust will not initiate or solicit proposals from third parties regarding acquiring SouthTrust or its businesses. In addition, we have agreed that SouthTrust will not engage in negotiations with or provide confidential information to a third party regarding acquiring SouthTrust or its businesses. However, if SouthTrust receives an acquisition proposal from a third party, SouthTrust can participate in negotiations with and provide confidential information to the third party if, among other steps, SouthTrust’s board of directors concludes in good faith that the proposal is a proposal that is superior to our merger. SouthTrust’s receipt of a superior proposal or participation in such negotiations does not give SouthTrust the right to terminate the merger agreement.

Merger Approval Requires a Majority Vote by Wachovia Shareholders and by SouthTrust Shareholders (Pages • And •)

Wachovia Shareholders. In order to approve the plan of merger, the holders of a majority of Wachovia’s common shares outstanding as of August 20, 2004, must vote in favor of the plan of merger contained in the merger agreement. As of that date, Wachovia directors and executive officers beneficially owned about [•], or less than [•]%, of the shares entitled to vote at the Wachovia special meeting. SouthTrust and its directors and executive officers beneficially owned less than [•]% of the shares entitled to vote at the Wachovia meeting (other than shares held by SouthTrust in a fiduciary, custodial or agency capacity).

SouthTrust Shareholders. In order to approve the plan of merger, the holders of a majority of SouthTrust’s common shares outstanding as of August 20, 2004, must vote in favor of the plan of merger contained in the merger agreement. As of that date, SouthTrust directors and executive officers beneficially owned about [•], or less than [•]%, of the shares entitled to vote at the SouthTrust special meeting. Wachovia and its directors and executive officers beneficially owned less than [•]% of the shares entitled to vote at the SouthTrust meeting (other than shares held by Wachovia in a fiduciary, custodial or agency capacity).

Treatment of SouthTrust Options (Pages • and •)

In the merger, Wachovia will assume all SouthTrust employee and director stock options and those options will become options to purchase Wachovia common stock. Each converted option will vest at the time of the merger. The number of shares issuable under those options and the exercise prices will be adjusted to take into account the exchange ratio.

We Must Meet Several Conditions To Complete the Merger (Page •)

Our obligations to complete the merger depend on a number of conditions being met. These include:

•	the approval of the plan of merger by both Wachovia and SouthTrust shareholders;

•	the listing of the shares of Wachovia common stock to be issued in the merger on the NYSE (including shares to be issued following exercise of the SouthTrust employee and director stock options assumed by Wachovia);

•	receiving the required approvals of federal and state regulatory authorities;

•	the absence of any government action or other legal restraint or prohibition that would prohibit the merger or make it illegal;

•	receiving legal opinions that, for United States federal income tax purposes, the merger will be treated as a reorganization and no gain or loss will be recognized by SouthTrust shareholders who receive Wachovia common stock in exchange for all of their SouthTrust common stock, except with respect to any cash received for fractional interests. These opinions will be based on customary assumptions and on factual representations made by Wachovia and SouthTrust and will be subject to various limitations; and

•	the representations and warranties of the other party to the merger agreement being true and correct, except as would not have or would not reasonably be expected to have a material adverse effect, and the other party to the merger agreement must have performed in all material respects all its obligations under the merger agreement.

Where the law permits, either of us could choose to waive a condition to our obligation to complete the merger even when that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. Although the merger agreement allows us to waive the tax opinion condition, we do not currently anticipate doing so. If either of us does waive the condition, we will inform you of this fact and ask you to vote on the merger taking this into consideration.

We Must Obtain Regulatory Approvals to Complete the Merger (Page •)

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System. Once the Federal Reserve Board approves the merger, we will have to wait from 15 to 30 days before we can complete it. During that time, the United States Department of Justice, or DOJ, can challenge the merger. We filed our merger application with the Federal Reserve Board on July 12, 2004.

In addition, certain aspects of the merger are subject to review by antitrust authorities under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, and we filed notices with the Federal Trade Commission and the Antitrust Division of the DOJ. On August 6, 2004, those regulatory authorities confirmed that the waiting period for those aspects of the merger under the HSR Act has terminated.

The merger is also subject to receiving the approval of other regulatory authorities. We are in the process of filing all of the required applications and notices with regulatory authorities.

There can be no assurance as to whether these and other regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. On August 25, 2004, the DOJ advised Wachovia that Wachovia and SouthTrust should sell 18 SouthTrust branches having in the aggregate approximately $590 million in deposits, along with related loans, to third parties in order to comply with the DOJ’s antitrust requirements. The Federal Reserve Board will also make a determination of required divestitures and has not agreed to a divestiture requirement. Wachovia and SouthTrust have taken a divestiture requirement into account in planning for the merger, and we do not believe that it will have a material adverse effect on the combined company.

We May Terminate the Merger Agreement (Page •)

We can mutually agree at any time to terminate the merger agreement without completing the merger, even if our shareholders have approved the plan of merger. Also, either of us can decide, without the consent of the other, to terminate the merger agreement:

•	if there is a final denial of a required regulatory approval;

•	if the merger is not completed on or before March 31, 2005;

•	if there is a continuing breach of the merger agreement by the other party, after 60 days’ written notice to the breaching party, as long as that breach would allow the non-breaching party not to complete the merger; or

•	if the other party’s board of directors fails to recommend approval of the plan of merger to its shareholders, or withdraws or materially and adversely modifies its recommendation.

Also, Wachovia may terminate the merger agreement if SouthTrust’s board recommends an acquisition proposal other than the merger, or if SouthTrust’s board negotiates or authorizes negotiations with a third party regarding an acquisition proposal other than the merger and those negotiations continue for at least three business days. SouthTrust has no such termination right.

In addition, prior to the SouthTrust special shareholder meeting, SouthTrust may terminate the merger agreement during a period of 10 days after any public announcement that Wachovia has entered into or become the subject of an acquisition transaction that would result in a change of control of Wachovia.

The failure of either SouthTrust or Wachovia to obtain the shareholder vote required for the merger will not by itself give either company the right to terminate the merger agreement. As long as no other termination event has occurred, both companies would remain obligated to continue to use their reasonable best efforts to complete the merger until March 31, 2005, which, depending on the timing of the failed meeting, could include calling additional shareholder meetings. In addition, during this period SouthTrust cannot undertake any other mergers or business combination transactions without Wachovia’s consent. Furthermore, any decision by the SouthTrust board of directors to withdraw or adversely modify its recommendation of the merger, or recommend an acquisition proposal other than the merger, or negotiate or authorize negotiations with a third party regarding an acquisition proposal other than the merger will not give SouthTrust the right to terminate the merger agreement.

The boards of directors of both companies considered and believed it was appropriate to make the foregoing commitments for the limited period of time involved, especially in light of the relatively short term of the commitments and the relatively lengthy regulatory and integration processes involved in transactions like these.

Whether or not the merger is completed, we will each pay our own fees and expenses, except that we will evenly divide the costs and expenses that we incur in preparing, printing and mailing this document and filing fees paid in connection with the registration statement and all applications for government approvals, except fees paid to counsel, financial advisors and accountants. If SouthTrust elects to terminate the merger agreement because Wachovia enters into or becomes the subject of an acquisition transaction that would result in a change of control of Wachovia, Wachovia will pay SouthTrust a cash termination fee of $100 million and reimburse SouthTrust for its reasonable expenses.

We May Amend or Waive Merger Agreement Provisions (Page •)

We may jointly amend the merger agreement, and each of us may waive our right to require the other party to follow particular provisions of the merger agreement. However, we may not amend the merger agreement after our shareholders approve the plan of merger if the amendment would legally require the plan of merger to be resubmitted to SouthTrust shareholders or Wachovia shareholders or would violate Delaware or North Carolina law.

Wachovia may also change the structure of the merger, as long as any change does not change the amount or type of stock or other payment to be received by SouthTrust shareholders and the holders of options to purchase SouthTrust common stock, does not adversely affect the timing of completion of the merger, does not adversely affect the tax consequences of the merger to SouthTrust shareholders and does not cause any of the conditions to complete the merger to be incapable of being satisfied.

SouthTrust Has Granted a Stock Option to Wachovia (Page • and Appendix B)

SouthTrust and Wachovia entered into a stock option agreement that grants Wachovia an option to purchase up to 64,935,000 shares of SouthTrust common stock, or an equivalent number of shares of the stock of any company that acquires SouthTrust, under the circumstances and for the payments described in the option agreement.

Wachovia received the option in order to increase the likelihood that our merger would be completed. The option could discourage other companies from proposing a competing combination with SouthTrust before we complete the merger.

Wachovia cannot exercise the option unless:

•	a third party acquires 25% or more of SouthTrust’s common stock;

•	SouthTrust agrees to, or recommends that its shareholders approve, a business combination or acquisition transaction (other than our proposed merger) with another party that would result in the acquisition of more than 25% of the voting power or business of SouthTrust or a significant subsidiary;

•	SouthTrust shareholders do not approve our merger after a third party has proposed an alternative acquisition transaction, or SouthTrust’s board adversely changes its recommendation of our merger in anticipation of an alternative acquisition transaction;

•	A third party files a registration statement or tender offer materials or a preliminary proxy statement with the SEC or a notice or application with any bank or antitrust authority for a potential alternative acquisition transaction;

•	A third party publicly proposes, or announces an intention to propose, an alternative acquisition transaction and files a preliminary proxy statement with the SEC soliciting a vote against approval of our merger; or

•	SouthTrust willfully breaches a provision in the merger agreement after a third party has proposed an alternative acquisition transaction and the breach entitles Wachovia to terminate the merger agreement and is not cured before Wachovia gives notice of exercise.

We do not know of any event that has occurred as of the date of this document that would allow Wachovia to exercise the option.

After completion of a business combination or acquisition transaction between SouthTrust and a third party involving 25% or more of the voting power or business of SouthTrust or a significant subsidiary, or if a person acquires 50% or more of SouthTrust’s outstanding common shares, SouthTrust may be required to repurchase the option and any shares Wachovia may have purchased under it at a formula price, or the option holder may choose to surrender the option for a cash payment equal to $430 million. The holder of the option may realize a maximum total profit under the terms of the option of $555 million, unless a third party publicly proposes, or publicly announces its intention to propose, an alternative acquisition transaction with SouthTrust, and the per share value of the proposal is less than 10% greater than the per share value of our merger, in which case the total profit can be up to $600 million.

The option generally expires if the merger agreement terminates. However, the option will continue for 12 months after the merger agreement terminates (subject to extension for up to 6 months if regulatory or legal impediments prevent exercise during that period) if:

•	before the merger agreement terminates, SouthTrust agrees to an acquisition transaction with a third party or a third party takes other specified steps toward an acquisition of SouthTrust;

•	Wachovia terminates the merger agreement due to a continuing breach by SouthTrust; or

•	Wachovia terminates the merger agreement because SouthTrust’s board failed to recommend the merger to its shareholders or began and continued for three business days negotiations with a third party concerning an alternative acquisition proposal.

If Wachovia were able to, and did, exercise the option, it would own approximately 16% of the shares of SouthTrust common stock, after giving effect to the newly issued shares, and would generally have the ability to vote those shares in the future. Because North Carolina and Delaware law generally require a majority vote for merger proposals, Wachovia would not be able to force a merger or block future business combination transactions, based solely on the shares received upon exercise of the option.

The Rights of SouthTrust Shareholders Following the Merger Will be Different (Page •)

The rights of Wachovia shareholders are governed by North Carolina law and by Wachovia’s articles of incorporation and by-laws. The rights of SouthTrust shareholders are governed by Delaware law, and by SouthTrust’s certificate of incorporation and by-laws. Upon our completion of the merger, the rights of both shareholder groups will be governed by North Carolina law and Wachovia’s articles of incorporation and by-laws.

Information About Wachovia and SouthTrust (Page •)

Wachovia Corporation

301 South College Street

Charlotte, NC 28288

(704) 374-6565

Wachovia is a financial holding company organized under the laws of North Carolina and registered under the federal Bank Holding Company Act. Wachovia has approximately 2,500 full-service financial centers, more than 700 retail brokerage offices and approximately 4,400 ATM locations. Wachovia offers a comprehensive line of consumer and commercial banking products and services, personal and commercial trust, investment advisory, insurance, securities brokerage, investment banking, mortgage, credit card, cash management, international banking and other financial services.

At June 30, 2004, Wachovia had consolidated total assets of approximately $418 billion, consolidated total deposits of approximately $243 billion and consolidated stockholders’ equity of approximately $33 billion. Based on total assets at June 30, 2004, Wachovia was the 5th largest bank holding company in the United States.

SouthTrust Corporation

420 North 20th Street

Birmingham, AL 35203

(205) 254-5000

SouthTrust is a Delaware corporation and a registered financial holding company, and one of its wholly owned subsidiaries is SouthTrust of Alabama, Inc., an Alabama corporation. SouthTrust of Alabama owns SouthTrust Bank, an Alabama banking corporation. SouthTrust, through its subsidiaries, engages in a full range of banking services from more than 710 banking locations in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. At June 30, 2004, SouthTrust had consolidated total assets of approximately $53 billion, which ranked it among the top 20 largest bank holding companies in the United States.

Special Meeting of Wachovia (Page •)

Wachovia plans to hold its special meeting of shareholders on [•], 2004, at [•] a.m., local time, in [•]. At the meeting you will be asked to approve the plan of merger of SouthTrust into Wachovia.

You can vote at the Wachovia special meeting of shareholders if you owned Wachovia common stock at the close of business on August 20, 2004. As of that date, there were [•] shares of Wachovia common stock outstanding and entitled to vote. You can cast one vote for each share of Wachovia common stock that you owned on that date.

Special Meeting of SouthTrust (Page •)

SouthTrust plans to hold its special meeting of shareholders on [•], 2004, at [•] a.m., local time, in the auditorium on the eighth floor of the SouthTrust Tower, 420 North 20th Street, Birmingham, Alabama. At the meeting you will be asked to approve the plan of merger of SouthTrust into Wachovia.

You can vote at the SouthTrust special meeting of shareholders if you owned SouthTrust common stock at the close of business on August 20, 2004. As of that date, there were [•] shares of SouthTrust common stock outstanding and entitled to vote. You can cast one vote for each share of SouthTrust common stock that you owned on that date.

Unaudited Comparative Per Share Data

The table on the following page shows historical information about our companies’ respective earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which we refer to as “pro forma” information, at or for the six months ended June 30, 2004, and at or for the year ended December 31, 2003. In presenting the comparative pro forma information for the periods shown we assumed that we had been combined throughout those periods.

We have assumed that the merger will be accounted for under an accounting method known as “purchase accounting”. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of the completion date of the merger, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after consummation of the merger reflect such values and are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

The information listed as “equivalent pro forma” for SouthTrust was obtained by multiplying the pro forma amounts listed by Wachovia by the 0.89 exchange ratio. We present this information to reflect the fact that SouthTrust shareholders will receive 0.89 shares of Wachovia common stock for each share of their SouthTrust common stock exchanged in the merger.

The pro forma financial information includes estimated adjustments to record certain assets and liabilities of SouthTrust at their respective fair values and to record certain exit costs related to SouthTrust. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Certain other assets and liabilities of SouthTrust will also be subject to adjustment to their respective fair values. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities, including additional intangible assets which may be identified. Any change in the fair value of the net assets of SouthTrust will change the amount of the purchase price allocable to goodwill. Additionally, changes to SouthTrust’s stockholders’ equity, including dividends and net income from July 1, 2004, through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

We also anticipate that the merger will provide Wachovia with financial benefits that include increased revenue and reduced operating expenses, but these financial benefits are not reflected in the pro forma information. Accordingly, the pro forma information does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during the periods presented. See “Cost Savings” on page [•].

The information in the following tables is based on historical financial information and related notes that we have presented in our prior filings with the SEC. You should read all of the summary financial information we provide in the following tables together with this historical financial information and related notes. The historical financial information is also incorporated into this document by reference. See “Where You Can Find More Information” on page [•] for a description of where you can find this historical information.

UNAUDITED COMPARATIVE PER COMMON SHARE DATA OF WACHOVIA AND SOUTHTRUST

	Six Months Ended June 30, 2004	Year Ended December 31, 2003
Wachovia
Basic earnings per common share
Income before change in accounting principle
Historical	$1.92	3.20
Pro forma	1.78	3.01
Diluted earnings per common share
Income before change in accounting principle
Historical	1.89	3.17
Pro forma	1.75	2.98
Dividends declared on common stock
Historical	0.80	1.25
Pro forma	0.80	1.25
Book value per common share
Historical	24.93	24.71
Pro forma	28.82	—

SouthTrust
Basic earnings per common share
Historical	1.14	2.08
Equivalent pro forma	1.58	2.68
Diluted earnings per common share
Historical	1.12	2.06
Equivalent pro forma	1.56	2.65
Dividends declared on common stock
Historical	0.48	0.84
Equivalent pro forma	0.71	1.11
Book value per common share
Historical	13.41	13.20
Equivalent pro forma	$25.65	—

Selected Financial Data

The following tables show summarized historical financial data for each of Wachovia and SouthTrust and also show similar pro forma information reflecting the merger. The historical financial data show the financial results actually achieved by Wachovia and SouthTrust for the periods indicated. The pro forma information reflects the pro forma effect of accounting for the merger under the purchase method of accounting. The pro forma income statement data for the six months ended June 30, 2004, assumes a merger completion date of January 1, 2004. The pro forma income statement data for the year ended December 31, 2003, assumes a merger completion date of January 1, 2003. The pro forma balance sheet data assumes a merger completion date of June 30, 2004.

The pro forma financial information includes estimated adjustments to record certain assets and liabilities of SouthTrust at their respective fair values and to record certain exit costs related to SouthTrust. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Certain other assets and liabilities of SouthTrust will also be subject to adjustment to their respective fair values, including additional intangible assets which may be identified. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities. Any change in the fair value of the net assets of SouthTrust will change the amount of the purchase price allocable to goodwill. Additionally, changes to SouthTrust’s stockholders’ equity, including net income from July 1, 2004, through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The information in the tables on the following pages is based on historical financial information and related notes that we have presented in our prior filings with the SEC. You should read all of the summary financial information we provide in the following tables together with this historical financial information and related notes. The historical financial information is also incorporated into this document by reference. See “Where You Can Find More Information” on page [•] for a description of where you can find this historical information.

We also anticipate that the merger will provide Wachovia with financial benefits that include increased revenue and reduced operating expenses, but these financial benefits are not reflected in the pro forma information. Accordingly, the pro forma information does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during the periods presented. See “Cost Savings” on page [•].

Since announcement of the merger, our merger integration teams have been developing plans to integrate the operations of SouthTrust into Wachovia so that we will continue to provide premier service to our customers while at the same time beginning to realize merger efficiencies. These plans will continue to be refined over the next several months and will address systems, facilities and equipment, personnel, contractual arrangements and other integration activities for both SouthTrust and Wachovia.

The costs associated with merger integration activities that impact certain SouthTrust systems, facilities and equipment, personnel and contractual arrangements will be recorded as purchase accounting adjustments as described above when the appropriate plans are in place with potential refinements up to one year after completion of the merger as additional information becomes available. We currently estimate that exit cost purchase accounting adjustments will amount to $447 million pre-tax ($275 million after-tax). The costs associated with integrating systems and operations will be recorded as merger-related expenses based on the nature and timing of the related expenses, but generally will be recorded as the expenses are incurred. Restructuring charges will be recorded based on the nature and timing of the expenses and generally will include merger integration activities that impact Wachovia systems, facilities and equipment, personnel and contractual arrangements. We expect merger-related and restructuring expenses will amount to $156 million after-tax and will be incurred and reported through 2006.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WACHOVIA

	Six Months Ended June 30,				Years Ended December 31,
(In millions, except per share data)	2004		2003		2003	2002	2001	2000	1999
Consolidated Summaries of Income
Interest income	$8,018		7,417		15,080	15,632	16,100	17,534	15,151
Interest expense	2,319		2,340		4,473	5,677	8,325	10,097	7,699

Net interest income	5,699		5,077		10,607	9,955	7,775	7,437	7,452
Provision for credit losses	105		419		586	1,479	1,947	1,736	692

Net interest income after provision for credit losses	5,594		4,658		10,021	8,476	5,828	5,701	6,760
Securities gains (losses)	38		47		45	169	(67)	(1,125)	(63)
Fee and other income	5,318		4,177		9,399	7,704	6,363	7,837	6,996
Merger-related and restructuring expenses	201		160		443	387	106	2,190	404
Other noninterest expense	6,942		5,746		12,799	11,289	9,724	9,520	8,449
Minority interest in income of consolidated subsidiaries	102		25		143	6	1	—	9

Income before income taxes and cumulative effect of a change in accounting principle	3,705		2,951		6,080	4,667	2,293	703	4,831
Income taxes	1,202		892		1,833	1,088	674	565	1,608

Income before cumulative effect of a change in accounting principle	2,503		2,059		4,247	3,579	1,619	138	3,223
Cumulative effect of a change in accounting principle, net of income taxes	—		—		17	—	—	(46)	—

Net income	2,503		2,059		4,264	3,579	1,619	92	3,223
Dividends on preferred stock	—		5		5	19	6	—	—

Net income available to common stockholders	$2,503		2,054		4,259	3,560	1,613	92	3,223

Per Common Share Data
Basic
Income before change in accounting principle	$1.92		1.54		3.20	2.62	1.47	0.12	3.35
Net income	1.92		1.54		3.21	2.62	1.47	0.07	3.35
Diluted
Income before change in accounting principle	1.89		1.53		3.17	2.60	1.45	0.12	3.33
Net income	1.89		1.53		3.18	2.60	1.45	0.07	3.33
Cash dividends	0.80		0.55		1.25	1.00	0.96	1.92	1.88
Book value	24.93		24.37		24.71	23.63	20.88	15.66	16.91
Cash Dividends Paid on Common Stock	1,049		740		1,665	1,366	1,032	1,888	1,817
Consolidated Period-End Balance Sheet Items
Assets	418,441		364,479		401,188	342,033	330,634	254,272	253,126
Loans, net of unearned income	172,917		162,833		165,571	163,097	163,801	123,760	133,177
Deposits	243,380		201,292		221,225	191,518	187,453	142,668	141,047
Long-term debt	37,022		37,051		36,730	39,662	41,733	35,809	31,975
Stockholders’ equity	$32,646		32,464		32,428	32,078	28,455	15,347	16,709
Common shares outstanding	1,309		1,332		1,312	1,357	1,362	980	988
Consolidated Average Balance Sheet Items
Assets	$404,881		339,706		361,501	320,603	270,445	247,871	230,557
Loans, net of unearned income	161,412		157,849		158,327	154,452	133,848	126,888	129,791
Deposits	231,357		191,387		198,923	180,874	151,507	141,043	135,248
Long-term debt	37,555		37,240		36,676	38,902	38,538	34,279	28,738
Stockholders’ equity	$32,616		32,208		32,135	30,392	20,221	15,541	15,932
Common shares outstanding
Basic	1,301		1,334		1,325	1,356	1,096	971	959
Diluted	1,323		1,346		1,340	1,369	1,105	974	967
Asset Quality
Allowance for loan losses	$2,331		2,510		2,348	2,604	2,813	1,620	1,655
Nonperforming assets	967		1,631		1,146	1,735	1,713	1,279	1,066
Net charge-offs	$120		364		652	1,122	937	751	688
Consolidated Percentages
Average assets to average stockholders’ equity	12.41	x	10.55		11.24	10.54	13.37	15.93	14.46
Return on average assets	1.24	% (a)	1.22	(a)	1.18	1.12	0.60	0.04	1.40
Return on average stockholders’ equity	15.43	(a)	12.89	(a)	13.27	11.78	8.00	0.59	20.23
Average stockholders’ equity to average assets	8.06		9.48		8.89	9.48	7.48	6.27	6.91
Stockholders’ equity to assets	7.80		8.91		8.08	9.38	8.61	6.04	6.60
Allowance for loan losses to Loans, net	1.35		1.54		1.42	1.60	1.72	1.31	1.24
Nonperforming assets	241		154		205	150	164	127	155
Net charge-offs to average loans, net	0.15	(a)	0.46	(a)	0.41	0.73	0.70	0.59	0.53
Nonperforming assets to loans, net, foreclosed properties and loans in other assets as held for sale	0.55		1.04		0.69	1.11	1.13	1.22	0.78
Capital ratios
Tier I capital	8.36		8.33		8.52	8.22	7.04	7.02	7.08
Total capital	11.32		11.92		11.82	12.01	11.08	11.19	10.87
Leverage	6.23		6.78		6.36	6.77	6.19	5.92	5.97
Net interest margin	3.46	% (a)	3.85	(a)	3.72	3.97	3.59	3.55	3.79

(a)	Annualized.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SOUTHTRUST

	Six Months Ended June 30,				Years Ended December 31,
(In millions, except per share data)	2004		2003		2003	2002	2001	2000	1999
Consolidated Summaries of Income
Interest income	$1,139		1,221		2,367	2,665	3,171	3,394	2,906
Interest expense	310		389		714	960	1,643	2,008	1,539

Net interest income	829		832		1,653	1,705	1,528	1,386	1,367
Provision for credit losses	56		60		124	127	118	93	141

Net interest income after provision for credit losses	773		772		1,529	1,578	1,410	1,293	1,226
Securities gains (losses)	9		(2)		—	3	6	(11)	(1)
Fee and other income	400		343		680	614	526	491	414
Noninterest expense	635		604		1,180	1,232	1,115	1,062	980

Income before income taxes	547		509		1,029	963	827	711	659
Income taxes	169		163		324	313	273	229	216

Net income available to common stockholders	$378		346		705	650	554	482	443

Per Common Share Data
Basic earnings	$1.14		1.01		2.08	1.87	1.62	1.43	1.32
Diluted earnings	1.12		1.00		2.06	1.85	1.61	1.43	1.31
Cash dividends	0.48		0.42		0.84	0.68	0.56	0.50	0.44
Book value	13.41		13.32		13.20	13.34	11.44	9.92	8.72
Cash Dividends Paid on Common Stock	158		144		285	236	192	168	147
Consolidated Period-End Balance Sheet Items
Assets	52,910		51,708		51,925	50,571	48,754	45,146	43,262
Loans, net of unearned income	36,511		34,297		35,280	34,238	33,423	31,396	31,698
Deposits	36,800		34,369		34,747	32,945	32,634	30,702	27,739
Long-term debt	6,817		6,205		6,088	6,653	5,484	4,178	4,656
Stockholders’ equity	$4,459		4,497		4,360	4,628	3,962	3,352	2,927
Common shares outstanding	332		338		330	347	346	338	336
Consolidated Average Balance Sheet Items
Assets	$52,192		50,920		50,943	48,707	46,512	44,059	40,238
Loans, net of unearned income	35,940		34,400		34,524	33,386	32,251	32,023	29,308
Deposits	36,232		33,238		33,861	31,439	29,778	29,002	25,813
Long-term debt	6,438		6,593		6,366	6,198	5,241	4,173	4,165
Stockholders’ equity	$4,426		4,550		4,443	4,299	3,673	3,069	2,814
Common shares outstanding
Basic	332		343		338	347	341	336	335
Diluted	336		347		342	351	345	338	338
Asset Quality
Allowance for loan losses	$510		501		501	499	483	450	442
Nonperforming assets	200		241		224	237	292	209	163
Net charge-offs	$56		59		123	114	112	93	86
Consolidated Percentages
Average assets to average stockholders’ equity	11.79	x	11.19		11.47	11.33	12.66	14.36	14.30
Return on average assets	1.46	%(a)	1.37	(a)	1.38	1.33	1.19	1.09	1.10
Return on average stockholders’ equity	17.16	(a)	15.34	(a)	15.87	15.12	15.10	15.72	15.75
Average stockholders’ equity to average assets	8.48		8.94		8.72	8.83	7.90	6.96	6.99
Stockholders’ equity to assets	8.43		8.70		8.40	9.15	8.13	7.42	6.77
Allowance for loan losses to
Loans, net	1.40		1.46		1.42	1.46	1.45	1.43	1.40
Nonperforming assets	307		258		282	284	222	277	395
Net charge-offs to average loans, net	0.31	(a)	0.34	(a)	0.36	0.34	0.35	0.29	0.29
Nonperforming assets to loans, net, foreclosed properties and loans in other assets as held for sale	0.55		0.70		0.63	0.69	0.87	0.66	0.51
Capital ratios
Tier I capital	8.13		7.88		7.77	8.15	7.71	7.42	6.65
Total capital	11.92		11.05		10.68	11.09	10.97	10.98	10.41
Leverage	7.03		6.78		6.78	7.13	6.57	6.33	5.81
Net interest margin	3.50	% (a)	3.65	(a)	3.58	3.85	3.58	3.42	3.72

(a)	Annualized.

SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL DATA OF

WACHOVIA AND SOUTHTRUST(a)

(In millions, except per share data)	Six Months Ended June 30, 2004		Year Ended December 31, 2003
Consolidated Summaries of Income
Interest income	$9,157		17,447
Interest expense	2,629		5,187

Net interest income	6,528		12,260
Provision for credit losses	161		710

Net interest income after provision for credit losses	6,367		11,550
Securities gains	47		45
Fee and other income	5,718		10,079
Merger-related and restructuring expenses	201		443
Other noninterest expense	7,625		14,074
Minority interest in income of consolidated subsidiaries	102		143

Income before income taxes and cumulative effect of a change in accounting principle	4,204		7,014
Income taxes	1,352		2,120

Income before cumulative effect of a change in accounting principle	$2,852		4,894

Per Common Share Data(b)
Income before change in accounting principle
Basic	$1.78		3.01
Diluted	1.75		2.98
Dividends	0.80		1.25
Book value	28.82		—
Consolidated Period-End Balance Sheet Items
Assets	480,100		—
Loans, net of unearned income	208,832		—
Deposits	278,945		—
Long-term debt	43,839		—
Stockholders’ equity	$46,491		—
Common shares outstanding	1,613		—
Consolidated Percentages
Return on average assets	1.25	%(c)	1.19
Return on average stockholders’ equity	15.48	(c)	13.38
Allowance for loan losses to
Loans, net	1.36		—
Nonperforming assets	243		—
Net charge-offs to average loans, net	0.18	(c)	—
Nonperforming assets to loans, net, foreclosed properties and loans in other assets as held for sale	0.52%		—

(a)	Information related to the exchange of Wachovia common stock for each outstanding share of SouthTrust common stock, the purchase price for accounting purposes, certain preliminary purchase accounting adjustments, goodwill and deposit base intangible is presented on the following page. The pro forma condensed combined financial data reflects deposit divestitures of $590 million, based on Federal Reserve Board decisions in other cases and published deposit amounts. Deposit divestiture amounts differ from the higher assumptions used by our financial advisors due to the receipt of additional information after the dates of the financial advisors’ fairness opinions.
(b)	The basic and diluted per common share amounts were determined by dividing pro forma income before cumulative effect of a change in accounting principle by the sum of (i) Wachovia’s respective historical average basic and diluted shares outstanding, and (ii) SouthTrust’s respective historical average basic and diluted shares outstanding as adjusted by the 0.89 exchange ratio for each period presented. Dividends per share are the actual amounts per share paid by Wachovia for each period presented. The book value per common share amount was determined by dividing pro forma stockholders’ equity by the sum of (i) Wachovia’s common shares outstanding at June 30, 2004, and (ii) SouthTrust’s net common shares outstanding at June 30, 2004, as adjusted by the 0.89 exchange ratio.
(c)	Annualized.

WACHOVIA GOODWILL CALCULATION

(In millions, except per share data)
Actual Shares Outstanding
SouthTrust—net shares outstanding, June 30, 2004		332
Exchange ratio		0.89

Total		295
Purchase price per SouthTrust common share (a)		$45.86

Total		13,551
Fair value of outstanding employee and non-employee stock options (b)		294

Total purchase price		13,845
SouthTrust tangible stockholders’ equity, June 30, 2004		(3,597)

Excess of purchase price over net assets acquired		10,248

Estimated impact on goodwill of adjustments to reflect assets acquired and liabilities assumed at fair value
Loans		596
Premises and equipment		100
Deposits and short-term borrowings		(730)
Pension (c)		102

Total		68
Deferred income taxes, net		(26)

Net estimated impact on goodwill of adjustments to reflect assets acquired and liabilities assumed at fair value		42

Estimated impact on goodwill of adjustments to reflect purchase accounting exit costs
Personnel		285
Occupancy and equipment		94
Other		68

Total		447
Deferred income taxes, net		(172)

Net estimated impact on goodwill of adjustments to reflect purchase accounting exit costs		275

Net impact on goodwill		317

Deduct
Estimated deposit base intangible
SouthTrust deposits	$36,800
Premium	0.02	(863)

Deferred income taxes		332

Goodwill		$10,034

(a)	The purchase price per SouthTrust common share for accounting purposes represents an average of the closing prices of Wachovia common stock for a period beginning two trading days before the announcement of the proposed merger and ending two trading days after the announcement of the proposed merger.
(b)	The fair value of 14 million Wachovia options to be issued in exchange for 16 million SouthTrust options was measured using the Black-Scholes option pricing model with market assumptions consistent with our most recent internal valuation. The exercise price per share used was the weighted average strike price for SouthTrust’s outstanding options of $19.47 adjusted for the exchange ratio, or $21.88. The fair value per share of Wachovia common stock of $45.86 used was determined as discussed in note (a) above. Other assumptions include a weighted average expected life of 6 years; volatility of 27%; a risk-free interest rate of 3.68%; and a dividend yield of 3.58%.
(c)	The additional pension liability is an estimate to adjust the carrying value of SouthTrust’s pension obligation to an amount equal to the excess of the remeasured total benefit obligation over the estimate of the fair value of the plan assets.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement-prospectus, including the matters addressed under the heading “Forward-Looking Statements” beginning on page [•], you should carefully consider the following risk factors in deciding how to vote on the merger.

Because the Market Price of Wachovia Common Stock May Fluctuate, You Cannot Be Sure of the Market Value of the Common Stock that SouthTrust Shareholders Will Receive in the Merger.

Upon completion of the merger, each share of SouthTrust common stock will be converted into 0.89 shares of Wachovia common stock. The exchange ratio will not be adjusted for changes in the market price of either Wachovia common stock or SouthTrust common stock. Accordingly, any change in the price of Wachovia common stock prior to the merger will affect the market value of Wachovia common stock that SouthTrust shareholders will receive on the date of the merger. Neither of us is permitted to terminate the merger agreement or resolicit the vote of our shareholders solely because of changes in the market price of our common stocks.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our businesses, operations and prospects and regulatory considerations. Many of these factors are beyond our control. The prices of Wachovia common stock and SouthTrust common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, the date of this joint proxy statement-prospectus and the date of the meetings. As a result, the value represented by the exchange ratio also will vary. For example, based on the range of closing prices of Wachovia common stock during the period from June 18, 2004, the last trading day before public announcement of the merger, through [•], 2004, the exchange ratio represented a value ranging from a high of $[•] to a low of $[•] for each share of SouthTrust common stock. Because the date the merger is completed may be later than the dates of the meetings, at the time of your shareholders’ meeting, you will not necessarily know the market value of Wachovia common stock that SouthTrust shareholders will receive upon completion of the merger.

We May Fail to Realize the Cost Savings We Estimate For the Merger.

The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of Wachovia and SouthTrust. Our managements estimate that approximately $414 million of annual pre-tax cost savings (or approximately $255 million of annual after-tax cost savings) would be realized from the merger by December 31, 2006. While we continue to be comfortable with these estimates as of the date of this document, it is possible that our estimates of the potential cost savings could turn out to be incorrect. For example, our combined purchasing power may not be as strong as we expect, and therefore our cost savings could be reduced. In addition, unanticipated growth in Wachovia’s business may require us to continue to operate or maintain some facilities or support functions that we currently expect to combine or reduce. Additional information about our cost savings estimates can be found on page [•] under “Cost Savings”. Our cost savings estimates also depend on our ability to combine the businesses of Wachovia and SouthTrust in a manner that permits those costs savings to be realized. If our estimates turn out to be incorrect or we are not able to combine successfully our two companies, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

Combining Our Two Companies May Be More Difficult, Costly or Time-Consuming Than We Expect.

Wachovia and SouthTrust have operated, and, until completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

Regulatory Approvals May Not Be Received, May Take Longer than Expected or Impose Conditions, Including Deposit Divestitures, Which Are Not Presently Anticipated.

The merger must be approved by the Federal Reserve Board and will be reviewed by the DOJ. The Federal Reserve Board will consider, among other factors, the competitive impact of the merger, the financial and managerial resources of our companies and their subsidiary banks and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve Board will review legal and regulatory compliance matters, capital position and safety and soundness.

There can be no assurance as to whether these and other regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

On August 25, 2004, the DOJ advised Wachovia that Wachovia and SouthTrust should sell 18 SouthTrust branches having in the aggregate approximately $590 million in deposits, and related loans in order to avoid a determination by the DOJ that the merger would have a significantly adverse effect on competition in the relevant markets. The Federal Reserve Board will also make a determination of required divestitures and has not agreed to a divestiture requirement. Although we believe that the divestitures and potential customer run-off will not have a material adverse effect on Wachovia’s business following the merger, we cannot be sure.

Future Results of the Combined Company May Differ Materially from the Pro Forma Financial Information Presented in this Joint Proxy Statement–Prospectus.

Wachovia’s future results may be materially different from those shown in the pro forma financial information that only shows a combination of our historical results. We have estimated that Wachovia will record approximately $156 million of aggregate after-tax merger-related and restructuring expenses, $275 million of after-tax exit cost purchase accounting adjustments and $42 million of fair value purchase accounting adjustments. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, these charges may decrease Wachovia’s capital that could be used for income-earning investments in the future.

The Merger May Be Dilutive to Wachovia’s Earnings Per Share Until 2007 Even Assuming $1.7 Billion in Share Repurchases.

In considering whether to approve the proposed merger, our boards of directors and our financial advisors considered various analyses of the potential impact of the merger on the financial performance of the combined company. These analyses assumed that Wachovia would maintain a leverage ratio of approximately 6% and a tangible capital to tangible asset ratio of 4.7% to 4.8% following the merger. These analyses assumed, as a result of the merger, up to $1.7 billion of capital in excess of such ratios will be available as excess capital, in addition to excess capital generated by Wachovia as a stand-alone entity. In the event such excess capital exists, Wachovia currently intends to use such excess capital to repurchase shares of Wachovia common stock. To the extent the anticipated excess capital is not available, or, to the extent available and not used to repurchase shares of Wachovia common stock or otherwise reinvested in an accretive manner, the merger may be more dilutive or less accretive to earnings per share of the combined company. Wachovia does not have a legal obligation to repurchase $1.7 billion worth of Wachovia common stock.

The Market Price of Wachovia Common Stock after the Merger May be Affected by Factors Different from Those Affecting SouthTrust Common Stock or Wachovia Common Stock Currently.

The businesses of Wachovia and SouthTrust differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Wachovia or SouthTrust. For a discussion of the businesses of Wachovia and SouthTrust and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement-prospectus and referred to under “Where You Can Find More Information” on page [•].

Unless the Merger Is Completed, There are Limits on Another Business Combination Until March 31, 2005.

The failure of either SouthTrust or Wachovia to obtain the shareholder vote required for the merger will not by itself give either company the right to terminate the merger agreement. As long as no other termination event has occurred, both companies would remain obligated to continue to use their reasonable best efforts to complete the merger until March 31, 2005, which, depending on the timing of the failed meeting, could include calling additional shareholder meetings.

During the period the merger agreement is in effect, SouthTrust cannot undertake any other mergers or business combination transactions without the consent of Wachovia. Furthermore, any decision by the SouthTrust board of directors to withdraw or adversely modify its recommendation of the merger, or recommend an acquisition proposal other than the merger, or negotiate or authorize negotiations with a third party regarding an acquisition proposal other than the merger will not give SouthTrust the right to terminate the merger agreement. The foregoing prohibitions could have the effect of delaying alternative strategic business combinations for a limited period. In addition, in certain circumstances, the option that SouthTrust granted Wachovia could survive for 12 months after the termination of the merger agreement (subject to a 6-month extension in limited situations).

The merger agreement permits Wachovia to make acquisitions and dispositions if such transactions do not present a material risk that the completion of the merger will be materially delayed or that any required regulatory approvals will be materially more difficult to obtain. However, SouthTrust may terminate the merger agreement during a period of 10 days (but expiring immediately after the SouthTrust special meeting of shareholders) after a public announcement that Wachovia has agreed to or become the subject of an acquisition transaction that would result in a change in control of Wachovia. If SouthTrust terminates the merger agreement pursuant to this termination right, Wachovia will reimburse SouthTrust for its expenses incurred in the merger and pay it a cash termination fee of $100 million.

The Merger Agreement and Stock Option Agreement Limit SouthTrust’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains provisions that limit SouthTrust’s ability to discuss competing third-party proposals to acquire all or a significant part of SouthTrust or any of its significant subsidiaries. In addition, SouthTrust has granted to Wachovia an option to acquire up to 64,935,000 shares of SouthTrust common stock, or an equivalent number of shares of the stock of any company that acquires SouthTrust, under the circumstances and for the payments described in the option agreement. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of SouthTrust from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire SouthTrust than it might otherwise have proposed to pay.

RECENT DEVELOPMENTS

Second Quarter 2004 Results

Wachovia. On July 15, 2004, Wachovia announced its results of operations for the quarter ended June 30, 2004. Wachovia’s earnings were $1.3 billion in the second quarter of 2004 compared with earnings of $1.0 billion in the second quarter of 2003. On a per share basis, earnings were $0.95 compared with $0.77 a year ago.

In the first six months of 2004, earnings were $2.5 billion, or $1.89 per share, compared with $2.1 billion, or $1.53 per share, in the first six months of 2003.

Tax-equivalent net interest income was $2.9 billion in the second quarter of 2004 compared with $2.6 billion in the second quarter of 2003. Fee and other income was $2.6 billion in the second quarter of 2004 compared with $2.2 billion in the second quarter of 2003.

Nonperforming assets were $1.0 billion, or 0.56% of net loans and foreclosed properties, at June 30, 2004, compared with $1.8 billion, or 1.00%, at June 30, 2003. Annualized net charge-offs as a percentage of average net loans were 0.17% in the second quarter of 2004 compared with 0.43% in the second quarter of 2003. The provision for credit losses was $61 million in the second quarter of 2004 compared with $195 million a year ago.

Net loans at June 30, 2004, were $170.6 billion compared with $160.3 billion a year ago. Total deposits were $243.4 billion at June 30, 2004, compared with $201.3 billion a year ago. Stockholders’ equity was $32.6 billion at June 30, 2004, compared with $32.5 billion a year ago. At June 30, 2004, Wachovia had assets of $418.4 billion.

SouthTrust. On July 21, 2004, SouthTrust announced its results of operations for the quarter ended June 30, 2004. SouthTrust’s earnings were $195 million in the second quarter of 2004 compared with earnings of $175 million in the second quarter of 2003. On a per share basis, earnings were $0.58 compared with $0.51 a year ago.

In the first six months of 2004, earnings were $378 million, or $1.12 per share, compared with $346 million, or $1.00 per share, in the first six months of 2003.

Tax-equivalent net interest income was $422 million in the second quarter of 2004 compared with $420 million in the second quarter of 2003. Total fee and other income was $242 million in the second quarter of 2004 compared with $178 million in the second quarter of 2003.

Nonperforming assets were $200 million, or 0.55% of net loans and foreclosed properties, at June 30, 2004, compared with $241 million, or 0.70%, at June 30, 2003. Annualized net charge-offs as a percentage of average net loans were 0.32% in the second quarter of 2004 compared with 0.35% in the second quarter of 2003. The provision for credit losses was $29 million in the second quarter of 2004 compared with $30 million a year ago.

Net loans at June 30, 2004, were $36.0 billion compared with $33.8 billion a year ago. Total deposits were $36.8 billion at June 30, 2004, compared with $34.4 billion a year ago. Stockholders’ equity was $4.5 billion at June 30, 2004, compared with $4.5 billion a year ago. At June 30, 2004, SouthTrust had assets of $52.9 billion.

For additional information regarding Wachovia’s and SouthTrust’s second quarter 2004 results, please see “Where You Can Find More Information” on page [•].

Certain Proceedings

Wachovia’s periodic reports filed with the SEC contain information regarding certain pending legal and regulatory proceedings involving Wachovia. As disclosed in Wachovia’s Quarterly Report on Form 10-Q for the period ended June 30, 2004, on July 23, 2004, the SEC staff advised Wachovia that the staff is considering recommending to the SEC that it institute an enforcement action against Wachovia and certain former legacy

Wachovia officers, some of whom remain with the combined company, relating to legacy Wachovia’s purchases of legacy First Union common stock and the disclosures made by both legacy companies related to those purchases following the April 2001 announcement of the merger between First Union and legacy Wachovia. Wachovia has made a written Wells submission in response to the SEC staff setting forth the reasons why Wachovia believes the SEC should not commence any enforcement action. Wachovia intends to vigorously defend against the SEC staff’s allegations. Wachovia believes all such stock purchases and disclosures complied with applicable law.

In addition, in connection with ongoing regulatory investigations of various practices in the securities and mutual fund industries, on July 28, 2004, the SEC staff advised Wachovia’s investment advisory subsidiary that the staff is considering recommending to the SEC that it institute an enforcement action against the investment advisory subsidiary, Evergreen Investment Management Company, LLC, and other Evergreen entities. The SEC staff’s proposed allegations relate to (i) an arrangement involving a former Evergreen employee and an individual broker pursuant to which the broker, on behalf of a client, made exchanges to and from a mutual fund during the period December 2000 through April 2003 in excess of the limitations set forth in the mutual fund prospectus, (ii) purchase and sale activity from September 2001 through January 2003 by a former Evergreen portfolio manager in the mutual fund he managed at the time, (iii) the sufficiency of systems for monitoring exchanges and enforcing exchange limitations stated in mutual fund prospectuses, and (iv) the adequacy of e-mail retention practices. Wachovia currently intends to make a written Wells submission explaining why Wachovia believes enforcement action should not be instituted.

In addition, as disclosed in Wachovia’s Quarterly Report on Form 10-Q for the period ended March 31, 2004, on July 26, 2000, a jury in the Philadelphia County (PA) Court of Common Pleas returned a verdict in the case captioned Pioneer Commercial Funding Corporation v. American Financial Mortgage Corporation, CoreStates Bank, N.A., et al. The verdict against CoreStates Bank, N.A., a predecessor of Wachovia Bank, National Association, included consequential damages of $13.5 million and punitive damages of $337.5 million. The trial court had earlier directed a verdict against CoreStates for compensatory damages of $1.7 million. Upon Wachovia’s motion, the trial court reduced the amount of the punitive damages award to $40.5 million in December 2000. In March 2002, the Pennsylvania Superior Court vacated the award of punitive damages, affirmed the awards of consequential and compensatory damages and remanded the case for a new trial on punitive damages. On August 19, 2004, the Pennsylvania Supreme Court reversed the Pennsylvania Superior Court’s judgment and remanded the case to the trial court for an entry of judgment in favor of Wachovia on all counts.

Based on information currently available, advice of counsel, available insurance coverage and established reserves, Wachovia believes that the eventual outcome of the actions against Wachovia and/or its subsidiaries, including the matters described above, in Wachovia’s Annual Report on Form 10-K for the year ended December 31, 2003, and in Wachovia’s Quarterly Report on Form 10-Q for the period ended March 31, 2004, will not, individually or in the aggregate, have a material adverse effect on Wachovia’s consolidated financial position or results of operations. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to Wachovia’s results of operations for any particular period.

See also “Certain Litigation” beginning on page [•].

WACHOVIA SPECIAL MEETING

This section contains information from Wachovia for Wachovia shareholders about the special shareholder meeting Wachovia has called to consider and approve the plan of merger contained in the merger agreement. We are mailing this joint proxy statement-prospectus to you, as a Wachovia shareholder, on or about [•], 2004. Together with this joint proxy statement-prospectus, we are also sending to you a notice of the Wachovia special meeting, and a form of proxy that our board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the meeting. The special meeting will be held on [•], 2004 at [•] a.m., local time, in [•].

Matters To Be Considered

The only matter to be considered at the Wachovia special meeting is the approval of the plan of merger. You may also be asked to vote on a proposal to adjourn or postpone the special meeting. Wachovia could use any adjournment or postponement of the special meeting for the purpose, among others, of allowing more time to solicit votes to approve the plan of merger.

Proxies

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, regardless of whether you plan to attend the special meeting. If you are a registered shareholder (that is, you hold stock directly registered in your own name, including through Wachovia’s direct registration service), you may also vote by telephone or through the Internet by following the instructions described on your proxy card. If your shares are held in nominee or “street name” you will receive separate voting instructions from your broker or nominee, which will be included with your proxy materials. Most brokers and nominees offer telephone and Internet voting, but the availability of and procedures for these alternatives will depend on the arrangements established by each particular broker or nominee. If your shares are held in a Wachovia employee benefit plan that entitles you to direct how the shares allocated to your account are to be voted, you will receive separate voting instructions from the plan’s trustee. Your shares in such plans that entitle you to direct how the shares are to be voted may be voted even if you do not instruct the trustee how to vote, as will be explained in a notice to you.

If you are a registered Wachovia shareholder, you can revoke your proxy at any time before the vote is taken at the special meeting by submitting to Wachovia’s corporate secretary written notice of revocation or a properly executed proxy of a later date, or by attending the special meeting and voting in person. Attendance at the special meeting will not by itself constitute revocation of a proxy. Written notices of revocation and other communications about revoking Wachovia proxies should be addressed to:

Wachovia Corporation

301 South College Street

Charlotte, North Carolina 28288

Attention: Corporate Secretary

If your shares are held in nominee or “street name”, you should contact your broker or other nominee regarding the revocation of proxies.

All shares of Wachovia common stock represented by valid proxies we receive through this solicitation, and not revoked before they are exercised, will be voted in the manner specified on the proxies. If you make no specification on your proxy card, your proxy will be voted “FOR” approval of the plan of merger. However, brokers that hold shares of Wachovia common stock in nominee or “street” name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares on the plan of merger without specific instructions from those customers.

Wachovia’s board is presently unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, however, Wachovia intends that shares represented by proxies in the form accompanying this joint proxy statement-prospectus will be voted by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote against approval of the plan of merger will not be voted in favor of any adjournment or postponement of the special meeting to solicit additional proxies to approve the plan of merger.

Approving the plan of merger requires the affirmative vote of a majority of the outstanding shares of Wachovia common stock entitled to vote at the special meeting.

Because approval of the plan of merger requires the affirmative vote of a majority of the outstanding shares of Wachovia common stock entitled to vote at the special meeting, abstentions and broker non-votes will have the same effect as votes against approval of the plan of merger. Therefore, Wachovia’s board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope or, alternatively, to submit your proxy via the telephone or Internet procedures described under “Voting via Telephone, Internet or Mail” beginning on page [•].

Solicitation of Proxies

Wachovia will bear the entire cost of soliciting proxies from its shareholders, except that Wachovia and SouthTrust have agreed to each pay one-half of the costs and expenses of printing and mailing this joint proxy statement-prospectus and all filing and other fees relating to the merger paid to the SEC. In addition to soliciting proxies by mail, Wachovia will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of Wachovia common stock and secure their voting instructions, if necessary. Wachovia will reimburse those banks, brokers and record holders for their reasonable fees and expenses in taking those actions. Wachovia also has made arrangements with Georgeson Shareholder Communications to assist in soliciting proxies for the merger and the special meeting and in communicating with shareholders and has agreed to pay Georgeson Shareholder Communications $[•] plus expenses for its services. If necessary, Wachovia also may use several of its regular employees, who will not be specially compensated, to solicit proxies from its shareholders, either personally or by telephone, the Internet, telegram, fax, letter or special delivery letter.

Record Date and Voting Rights

In accordance with North Carolina law, Wachovia’s by-laws and the rules of the NYSE, Wachovia has fixed August 20, 2004 as the record date for determining the Wachovia shareholders entitled to notice of and to vote at the special meeting. Only Wachovia shareholders of record at the close of business on the record date are entitled to notice of the special meeting and any adjournments or postponements of the special meeting, and only Wachovia common shareholders of record at the close of business on the record date are entitled to vote at the special meeting and any adjournments or postponements of the special meeting. At the close of business on the record date, there were [•] shares of Wachovia common stock outstanding, held by approximately [•] holders of record. The presence in person or by proxy of a majority of common shares outstanding on the record date will constitute a quorum for purposes of conducting business at the special meeting. On each matter properly submitted for consideration at the special meeting, you are entitled to one vote for each outstanding share of Wachovia common stock you held as of the close of business on the record date.

If you have any shares in Wachovia’s Dividend Reinvestment and Stock Purchase Plan, the enclosed proxy represents the number of shares you had in that plan on the record date for Wachovia’s meeting, as well as the number of shares directly registered in your name on the record date.

Shares of Wachovia common stock present in person at the special meeting but not voting, and shares of Wachovia common stock for which Wachovia has received proxies indicating that their holders have abstained, will be counted as present at the special meeting for purposes of determining whether there is a quorum for transacting business at the special meeting. Shares represented by proxies returned by a broker holding the shares in “street” name will be counted for purposes of determining whether a quorum exists, even if those shares are not voted by their beneficial owners on matters where the broker cannot vote the shares in its discretion (so-called “broker non-votes”).

As of the record date:

•	Wachovia’s directors and executive officers beneficially owned approximately [•] shares of Wachovia common stock, representing less than [•]% of the shares entitled to vote at the special meeting. Wachovia currently expects that its directors and executive officers will vote the shares of Wachovia common stock they beneficially own “FOR” approval of the plan of merger;

•	subsidiaries of Wachovia, as fiduciaries, custodians or agents, held approximately [•] shares of Wachovia common stock, representing approximately [•]% of the shares entitled to vote at the special meeting, and maintained sole or shared voting power over approximately [•] of these shares;

•	SouthTrust and its directors and executive officers beneficially owned less than [•]% of the shares entitled to vote at the Wachovia special meeting (other than shares held as fiduciary, custodian or agent as described below); and

•	subsidiaries of SouthTrust, as fiduciaries, custodians or agents, held less than [•]% of the shares entitled to vote at the Wachovia special meeting, and maintained sole or shared voting power over approximately [•] of these shares.

Wachovia is not aware of any person who was the beneficial owner of more than 5% of the outstanding shares of Wachovia common stock on the record date.

Recommendation of Wachovia’s Board

The Wachovia board has adopted the plan of merger. The Wachovia board believes that the plan of merger contained in the merger agreement and the transactions it contemplates are in the best interests of Wachovia and its shareholders, and unanimously recommends that Wachovia shareholders vote “FOR” approval of the plan of merger.

See “Recommendation of Wachovia’s Board and Its Reasons for the Merger” beginning on page [•] for a more detailed discussion of the Wachovia board’s recommendation with regard to the plan of merger.

Voting via Telephone, Internet or Mail

Wachovia offers registered shareholders three ways to vote your proxy:

Option 1—Vote By Telephone:

Call toll free (877) 816-0869 before [•] p.m., Eastern Daylight Time, on [•], 2004 and follow the instructions on the enclosed proxy card.

Option 2—Vote On the Internet:

Access the proxy form at www.proxy.georgeson.com before [•] p.m., Eastern Daylight Time, on [•], 2004. Follow the instructions for Internet voting found on that web site and on the enclosed proxy card. If you vote via the Internet, please be advised that there may be costs involved, including possibly access charges from Internet access providers and telephone companies. You will have to bear these costs.

If your shares are registered in the name of a brokerage, bank or other nominee, you may not be able to use telephone and Internet voting procedures. Please refer to the voting materials you receive from, or otherwise contact, your broker, bank or other nominee to determine your options.

Option 3—Mail Your Proxy Card:

If you do not wish to vote by telephone or the Internet, please complete, sign, date and return the enclosed proxy card as described under “Proxies” above.

In order to be effective, proxy instructions must be received before the times indicated above to allow for processing the results.

The voting procedures used by Wachovia’s transfer agent, Wachovia Bank, National Association, are designed to authenticate properly shareholders’ identities and to record accurately and count their proxies.

Delivery of Proxy Materials

To reduce the expenses of delivering duplicate proxy materials to Wachovia shareholders, Wachovia is relying upon SEC rules that permit us to deliver only one joint proxy statement-prospectus to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. If you share an address with another shareholder and have received only one joint proxy statement-prospectus, you may write or call us as specified below to request a separate copy of this document and we will promptly send it to you at no cost to you. For future Wachovia shareholder meetings, you may request separate copies of our proxy materials, or request that we send only one set of these materials to you if you are receiving multiple copies, by contacting us at: Investor Relations, Wachovia Corporation, 301 South College Street, Charlotte, North Carolina 28288-0206, or by telephoning us at (704) 374-6782.

SOUTHTRUST SPECIAL MEETING

This section contains information from SouthTrust for SouthTrust shareholders about the special shareholder meeting SouthTrust has called to consider and approve the plan of merger contained in the merger agreement. We are mailing this joint proxy statement-prospectus to you, as a SouthTrust shareholder, on or about [•], 2004. Together with this joint proxy statement-prospectus, we are also sending to you a notice of the SouthTrust special meeting, and a form of proxy that our board is soliciting for use at the special meeting and at any adjournments or postponements of the meeting. The special meeting will be held on [•], 2004, at [•] a.m., local time, in the auditorium on the eighth floor of the SouthTrust Tower, 420 North 20th Street, Birmingham, Alabama.

Matters To Be Considered

The only matter to be considered at the SouthTrust special meeting is the approval of the plan of merger. You may also be asked to vote upon a proposal to adjourn or postpone the special meeting. SouthTrust could use any adjournment or postponement of the special meeting for the purpose, among others, of allowing more time to solicit votes to approve the plan of merger.

Proxies

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, regardless of whether you plan to attend the special meeting. If you are a registered shareholder (that is, you hold stock directly registered in your own name), you may also vote by telephone or through the Internet by following the instructions described on your proxy card. If your shares are held in nominee or “street name” you will receive separate voting instructions from your broker or nominee, which will be included with your proxy materials. Most brokers and nominees offer telephone and Internet voting, but the availability of and procedures for these alternatives will depend on the arrangements established by each particular broker or nominee. If your shares are held in a SouthTrust employee benefit plan that entitles you to direct how the shares allocated to your account are to be voted, you will receive separate voting instructions from the plan’s trustee. Your shares in such plans that entitle you to direct how the shares are to be voted may be voted even if you do not instruct the trustee how to vote, as will be explained in a notice to you.

If you are a registered SouthTrust shareholder, you can revoke your proxy at any time before the vote is taken at the special meeting by submitting to SouthTrust’s corporate secretary written notice of revocation or a properly executed proxy of a later date, or by attending the special meeting and voting in person. Attendance at the special meeting will not by itself constitute revocation of a proxy. Written notices of revocation and other communications about revoking SouthTrust proxies should be addressed to:

SouthTrust Corporation

420 North 20th Street

Birmingham, AL 35203

Attention: Corporate Secretary

If your shares are held in nominee or “street name”, you should contact your broker or other nominee regarding the revocation of proxies.

All shares of SouthTrust common stock represented by valid proxies we receive through this solicitation, and not revoked before they are exercised, will be voted in the manner specified on the proxies. If you make no specification on your proxy card, your proxy will be voted “FOR” approval of the plan of merger. However, brokers that hold shares of SouthTrust common stock in nominee or “street” name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares on the plan of merger without specific instructions from those customers.

SouthTrust’s board is presently unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, however, SouthTrust intends that shares represented by proxies in the form accompanying this joint proxy statement-prospectus will be voted by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote against approval of the plan of merger will not be voted in favor of any adjournment or postponement of the special meeting to solicit additional proxies to approve the plan of merger.

Approving the plan of merger requires the affirmative vote of a majority of the outstanding shares of SouthTrust common stock entitled to vote at the special meeting.

Because approval of the plan of merger requires the affirmative vote of a majority of the outstanding shares of SouthTrust common stock entitled to vote at the special meeting, abstentions and broker non-votes will have the same effect as votes against approval of the plan of merger. Therefore, SouthTrust’s board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope or, alternatively, to submit your proxy via the telephone or Internet procedures described under “Voting via Telephone, Internet or Mail” beginning on page [•].

You should not send in any stock certificates with your proxy card. The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to SouthTrust shareholders as soon as practicable after the completion of the merger.

Solicitation of Proxies

SouthTrust will bear the entire cost of soliciting proxies from its shareholders, except that SouthTrust and Wachovia have agreed to each pay one-half of the costs and expenses of printing and mailing this joint proxy statement-prospectus and all filing and other fees relating to the merger paid to the SEC. In addition to soliciting proxies by mail, SouthTrust will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of SouthTrust common stock and secure their voting instructions, if necessary. SouthTrust will reimburse those banks, brokers and record holders for their reasonable fees and expenses in taking those actions. SouthTrust has also made arrangements with Morrow & Co., Inc. to help in soliciting proxies for the proposed merger and the special meeting and in communicating with shareholders. SouthTrust has agreed to pay Morrow & Co., Inc. approximately $25,000 plus expenses for its services. If necessary, SouthTrust may also use several of its regular employees, who will not be specially compensated, to solicit proxies from its shareholders, either personally or by telephone, the Internet, telegram, fax, letter or special delivery letter.

Record Date and Voting Rights

In accordance with Delaware law, SouthTrust’s by-laws and the rules of the Nasdaq, SouthTrust has fixed August 20, 2004, as the record date for determining the SouthTrust shareholders entitled to notice of and to vote at the special meeting. Only SouthTrust shareholders of record at the close of business on the record date are entitled to notice of the special meeting and any adjournments or postponements of the special meeting, and only SouthTrust common shareholders of record at the close of business on the record date are entitled to vote at the special meeting or any adjournments or postponements of the special meeting. At the close of business on the record date, there were [•] shares of SouthTrust common stock outstanding, held by approximately [•] holders of record. The presence in person or by proxy of a majority of common shares outstanding on the record date will constitute a quorum for purposes of conducting business at the special meeting. On each matter properly submitted for consideration at the special meeting, you are entitled to one vote for each outstanding share of SouthTrust common stock you held as of the close of business on the record date.

If you have any shares in SouthTrust’s Dividend Reinvestment and Common Stock Purchase Plan, the enclosed proxy represents the number of shares you had in that plan on the record date for SouthTrust’s meeting, as well as the number of shares directly registered in your name on the record date.

Shares of SouthTrust common stock present in person at the special meeting but not voting, and shares of SouthTrust common stock for which SouthTrust has received proxies indicating that their holders have abstained, will be counted as present at the special meeting for purposes of determining whether there is a quorum for transacting business at the special meeting. Shares represented by proxies returned by a broker holding the shares in “street” name will be counted for purposes of determining whether a quorum exists, even if those shares are not voted by their beneficial owners on matters where the broker cannot vote the shares in its discretion (so-called “broker non-votes”).

As of the record date:

•	SouthTrust’s directors and executive officers beneficially owned approximately [•] shares of SouthTrust common stock, representing approximately [•]% of the shares entitled to vote at the special meeting. SouthTrust currently expects that its directors and executive officers will vote the shares of SouthTrust common stock they beneficially own “FOR” approval of the plan of merger;

•	subsidiaries of SouthTrust, as fiduciaries, custodians or agents, held approximately [•] shares of SouthTrust common stock, representing approximately [•]% of the shares entitled to vote at the special meeting, and maintained sole or shared voting power over approximately [•] of these shares;

•	Wachovia and its directors and executive officers beneficially owned less than [•]% of the shares entitled to vote at the SouthTrust special meeting (other than shares held as fiduciary, custodian or agent as described below); and

•	subsidiaries of Wachovia, as fiduciaries, custodians or agents, held a total of approximately [•] shares of SouthTrust common stock, representing approximately [•]% of the shares entitled to vote at the special meeting, and maintained sole or shared voting power over approximately [•] of these shares.

SouthTrust is not aware of any person who was the beneficial owner of more than 5% of the outstanding shares of SouthTrust common stock on the record date.

Recommendation of SouthTrust’s Board

The SouthTrust board has adopted the plan of merger. The SouthTrust board believes that the plan of merger contained in the merger agreement and the transactions it contemplates are in the best interests of SouthTrust and its shareholders and that the exchange ratio is fair to SouthTrust shareholders, and unanimously recommends that SouthTrust shareholders vote “FOR” approval of the plan of merger.

See “Recommendation of SouthTrust’s Board and Its Reasons for the Merger” beginning on page [•] for a more detailed discussion of the SouthTrust board’s recommendation with regard to the plan of merger.

Voting via Telephone, Internet or Mail

SouthTrust offers registered shareholders three ways to vote your proxy:

•	Option 1—Vote by Telephone:

Call toll free (800) 690-6903 before [•] p.m., Eastern Daylight Time, on [•], 2004 and follow the instructions on the enclosed proxy card.

•	Option 2—Vote on the Internet:

Access the proxy form at www.proxyvote.com before [•] p.m., Eastern Daylight Time, on [•], 2004. Follow the instructions for Internet voting found there and on the enclosed proxy card. If you vote via the Internet, please be advised that there may be costs involved, including possibly access charges from Internet access providers and telephone companies. You will have to bear these costs.

If your shares are registered in the name of a brokerage, bank or other nominee, you may not be able to use telephone and Internet voting procedures. Please refer to the voting materials you receive, or contact your broker, bank or other nominee, to determine your options.

•	Option 3—Mail your Proxy Card:

If you do not wish to vote by telephone or the Internet, please complete, sign, date and return the enclosed proxy card as described under “Proxies” above.

In order to be effective, proxy instructions must be received before the times indicated above to allow for processing the results.

The voting procedures used by SouthTrust’s transfer agent, American Stock Transfer & Trust Company, are designed to properly authenticate shareholders’ identities and to record accurately and count their proxies.

Delivery of Proxy Materials

To reduce the expenses of delivering duplicate proxy materials to SouthTrust shareholders, SouthTrust is relying upon SEC rules that permit us to deliver only one joint proxy statement-prospectus to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. If you share an address with another shareholder and have received only one joint proxy statement-prospectus, you may write or call us as specified below to request a separate copy of this document and we will promptly send it to you at no cost to you. For future SouthTrust shareholder meetings, if any, you may request separate copies of our proxy materials, or request that we send only one set of these materials to you if you are receiving multiple copies, by contacting us at: SouthTrust Corporation, P.O. Box 2554, Birmingham, Alabama 35290, or by telephoning us at (205) 254-5187.

THE MERGER

The following discussion describes certain material information about the merger. We urge you to read carefully this entire document, including the merger agreement, the stock option agreement and the financial advisor opinions attached as Appendices to this document, for a more complete understanding of the merger.

Wachovia’s and SouthTrust’s boards of directors have adopted the merger agreement, including the plan of merger contained therein, and approved the stock option agreement. The merger agreement provides for combining our companies through the merger of SouthTrust into Wachovia, with Wachovia as the surviving corporation.

When the merger is completed, SouthTrust shareholders will receive 0.89 shares of Wachovia common stock for each share of SouthTrust common stock. We sometimes refer to this 0.89 ratio as the “exchange ratio”. Shares of Wachovia common stock issued and outstanding at the completion of the merger will remain outstanding and those stock certificates will be unaffected by the merger. Wachovia’s common stock will continue to trade on the NYSE under the Wachovia Corporation name with the symbol “WB” following the merger.

Please see “The Merger Agreement” beginning on page [•] for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

SouthTrust historically has grown both organically, through internally generated growth from operations, and through strategic business combinations, intended to augment SouthTrust’s operating footprint in high-growth markets in the southeastern United States and Texas. Senior management of SouthTrust and SouthTrust’s board of directors regularly review and assess SouthTrust’s competitive and strategic positions, and discuss and consider ways to enhance these positions, including through possible business combinations with other financial institutions. In view of the increasing competition and continuing consolidation in the financial services industry over the past several years, the management of SouthTrust regularly considers with SouthTrust’s board the strategic options available to SouthTrust, including ways to expand its market presence and competitive position in the high-growth southeastern United States and Texas. These strategic discussions have included the possibility of business combinations involving SouthTrust and other financial institutions, as well as other possible alternatives and actions to maximize its performance as an independent company. From time to time in the past years, representatives of SouthTrust have had informal, preliminary discussions with representatives of other financial institutions concerning the possibility of a business combination transaction.

Wachovia’s board of directors and senior management also regularly review the financial services industry and Wachovia’s strategic and competitive position in the industry, particularly in light of the continuing long-term trend of consolidation in the financial services industry. Over the years, Wachovia has concentrated on building a large, diversified financial services organization and has focused its retail banking operations primarily in the eastern region of the United States. As part of its strategic review of its businesses, Wachovia’s board and senior management have discussed ways to enhance Wachovia’s retail and commercial banking market presence within its existing geographic markets, including in the high growth states of the southeastern United States, and to expand into new geographic markets such as attractive Texas banking markets. These discussions have included various strategic initiatives, such as Wachovia’s recently announced plans to enter selected Texas markets de novo, as well as strategic business combinations with a variety of financial institutions.

In late November 2003, Mr. G. Kennedy Thompson, Wachovia’s Chairman, President and Chief Executive Officer, and Mr. Wallace D. Malone, Jr., SouthTrust’s Chairman and Chief Executive Officer, began informal discussions regarding the merits of a possible business combination between SouthTrust and Wachovia. Mr. Malone notified each of the members of SouthTrust’s board about these conversations, and the consensus among the directors was that Mr. Malone should continue discussions with Mr. Thompson for the purpose of exploring a possible strategic combination with Wachovia.

During ongoing discussions between Mr. Thompson and Mr. Malone in late November and into December 2003, it was agreed that they should meet in person to consider more seriously the merits of a business combination between SouthTrust and Wachovia. On December 10, 2003, Mr. Thompson traveled to Birmingham, Alabama to meet with Mr. Malone for further discussions.

On December 17, 2003, SouthTrust’s board held its regularly scheduled meeting, at which time the board was updated by senior management on the status of discussions between Wachovia and SouthTrust. SouthTrust’s board discussed with management a number of issues relating to the discussions with Wachovia, including:

•	the potential risks and benefits of the proposed combination as compared to the potential risks and benefits of remaining independent;

•	the potential risks and benefits of engaging in a combination with Wachovia as compared to the potential risks and benefits of a combination with other possible financial institutions;

•	whether a combination with Wachovia would be consistent with SouthTrust’s long-term strategic plan; and

•	the financial and other terms and conditions of a combination with Wachovia that would be attractive to SouthTrust.

After careful consideration and discussions with senior management, SouthTrust’s board endorsed continued discussions with Wachovia. Mr. Thompson also updated Wachovia’s board at its regularly scheduled meeting in December 2003 about his discussions with Mr. Malone, and the board indicated its support of further discussions regarding a potential transaction involving SouthTrust.

In late December 2003 and early January 2004, Mr. Malone and Mr. Thompson met periodically, in some cases along with senior officers from their respective organizations, to further discuss the potential benefits of a strategic combination. Mr. Malone and Mr. Thompson also discussed some of the general terms of a proposed merger, including possible consideration to be offered to SouthTrust shareholders. On January 7, 2004, SouthTrust and Wachovia entered into a confidentiality agreement related to their preliminary discussions and the confidential exchange and review by both parties of operational and financial data and materials.

Thereafter, SouthTrust and Wachovia provided to each other various internal financial and operational data for each company, and on January 7, 2004, senior executives of Wachovia traveled to Birmingham, Alabama to meet with senior executives of SouthTrust. These meetings continued during January 7 and January 8, 2004. On January 9, 2004, senior executives of SouthTrust traveled to Charlotte, North Carolina to meet with senior executives of Wachovia. These meetings continued during January 9 and January 10, 2004. During these meetings, the parties reviewed and discussed the internal financial and operating data and materials provided to each other, their respective business operations, methodologies and philosophies, and their relative operating efficiencies and how a possible combination might affect their respective operations and efficiencies. In addition to the due diligence activities commenced and conducted during these meetings, the purposes of these meetings were to introduce the senior management teams to each other, share ideas with respect to how the management teams managed similar segments of their respective businesses and to gain a sense of the parties’ compatibility in the event a strategic merger were to be pursued. During this period, Messrs. Malone and Thompson discussed possible transaction terms, but no agreements were concluded.

Shortly after these meetings, Mr. Malone and Mr. Thompson had further discussions regarding the proposed merger. As a result of these discussions, Mr. Malone and Mr. Thompson mutually determined not to proceed further with substantive discussions, and all discussions between the companies ceased. In accordance with the terms of the confidentiality agreement between the parties, each of Wachovia and SouthTrust destroyed or returned the confidential materials that had been exchanged during their discussions.

On January 21, 2004, SouthTrust’s board held its regularly scheduled meeting at which time SouthTrust management reviewed the activities and discussions that had occurred with Wachovia’s management. With the cessation of discussions with Wachovia, SouthTrust’s board returned its attention to its ongoing review and assessment of the operations of SouthTrust and its strategic objectives, efforts to implement a succession plan for SouthTrust senior management, the continued consideration of transitioning certain SouthTrust operations to Atlanta, Georgia and other ongoing activities of the company.

On May 13, 2004, at the request of Merrill Lynch, Pierce, Fenner & Smith Incorporated, representatives from Merrill Lynch traveled to Birmingham, Alabama and met with Mr. Malone to discuss the current market environment for financial institutions, and in particular, opportunities for a strategic combination with other financial institutions which might be of interest to SouthTrust and that would be consistent with SouthTrust’s long-term strategic goals and objectives. Following these discussions with Merrill Lynch, SouthTrust authorized Merrill Lynch to evaluate potential opportunities in the marketplace, including possible strategic combinations with other financial institutions, as part of SouthTrust’s ongoing evaluation of its position in the financial services industry.

On May 26, 2004, representatives from Merrill Lynch again met with Mr. Malone in Birmingham, Alabama and reported on the general level of interest in the marketplace regarding SouthTrust, including several general inquiries from particular parties regarding a possible business combination with SouthTrust. In addition, they reported that Wachovia had expressed interest in initiating new discussions regarding a possible strategic combination with SouthTrust, and asked if SouthTrust would be interested in renewing discussions with Wachovia. SouthTrust indicated to Merrill Lynch that it would be willing to meet with Wachovia, and Merrill Lynch communicated this to Wachovia.

During the Memorial Day holiday weekend of May 29 through June 1, 2004, Mr. Malone and Mr. Thompson renewed their discussions of a possible merger between Wachovia and SouthTrust. Their conversations included a discussion of the proposed exchange ratio of 0.89 shares of Wachovia common stock for each share of SouthTrust common stock. These discussions also included the operational, management and efficiency items related to integration which had arisen during the parties’ discussions in January 2004. Mr. Malone apprised each individual SouthTrust director of the substance of these conversations, and the consensus among the directors was that Mr. Malone and Mr. Thompson should meet to continue discussing a possible merger with Wachovia. On June 2, 2004, Mr. Thompson traveled to Birmingham, Alabama to meet with Mr. Malone, and further discussions were held regarding the general terms of the proposed transaction, including SouthTrust representation on Wachovia’s board of directors and in senior management at Wachovia.

Following the meeting on June 2, 2004 between Mr. Thompson and Mr. Malone, members of senior management at SouthTrust and Wachovia renewed their internal due diligence reviews and assessments of the operating and financial results of Wachovia and SouthTrust, respectively, including, among other items, assessment of credit quality and consideration of operational efficiencies and compatibility. Between June 2, 2004 and June 10, 2004, Mr. Malone advised each SouthTrust board member in separate telephone conversations regarding the substance of the discussions between Mr. Thompson and Mr. Malone.

In early June 2004, Wachovia engaged UBS Securities LLC as its financial advisor in connection with a potential merger with SouthTrust. In addition, Mr. Thompson updated Wachovia directors on the status and progress of his discussions with SouthTrust.

During the day of June 10, 2004, SouthTrust’s board held a special meeting to discuss the process undertaken by SouthTrust with Merrill Lynch with respect to the general level of interest in the marketplace regarding SouthTrust, and to further evaluate the status of the discussions with Wachovia. At this meeting, SouthTrust’s board listened to the views and opinions of SouthTrust’s executive management team regarding the potential advantages and disadvantages of SouthTrust remaining independent as well as their views and opinions on prospective business combinations, including possible mergers with Wachovia and other financial institutions. Senior management also provided information regarding the progress and substance of the operational and financial due diligence review of Wachovia subsequent to the renewal of discussions between the parties. SouthTrust’s board then engaged in a lengthy review with Merrill Lynch of the current market environment and potential partners in a strategic combination. The review included discussions of, and responses to, questions from the board regarding possible in-market strategic partners and out-of-market entities or combinations, as well as possible interest by or combinations with international entities. Following extensive discussions, SouthTrust’s board determined that the general inquiries received from financial institutions other than Wachovia were not in the best interests of SouthTrust’s shareholders both from a long-term strategic point of view and because, in the opinion of SouthTrust’s board, they were not as advantageous to SouthTrust shareholders as the proposed transaction with Wachovia. SouthTrust’s board then discussed with Merrill Lynch numerous issues concerning the current business environment for financial institutions, the advantages and disadvantages from a financial market perspective of pursuing a strategic combination at this time, and the financial analysis that Merrill Lynch had performed concerning the prospects for SouthTrust if it continued to remain independent. After an extensive discussion period between SouthTrust’s board and Merrill Lynch, the board requested Merrill Lynch perform research on a number of key additional issues, including an in-depth analysis of Wachovia’s current financial position, the financial prospects for the merged company in a merger between Wachovia and SouthTrust and the fairness of the exchange ratio that was proposed to be received by SouthTrust’s shareholders in the proposed merger, and the financial prospects for SouthTrust if it were to remain independent. After further discussion, SouthTrust’s board concurred that management should continue to proceed with negotiations with Wachovia.

Wachovia’s and SouthTrust’s legal advisors began discussing the terms of a proposed draft merger agreement and other related agreements for the transaction, including a draft stock option agreement proposed by Wachovia as a condition to entering into the merger agreement. The parties also began discussing various employment and benefit related issues involved in a potential transaction.

At Wachovia’s regularly scheduled board meeting on June 15, 2004, Wachovia’s board discussed the proposed merger with SouthTrust. At that meeting, Mr. Thompson and other members of senior management reviewed with Wachovia’s board the business and financial issues involved in a merger with SouthTrust, and updated the board on the discussions and negotiations with SouthTrust to date. Wachovia’s senior management discussed with Wachovia’s board business and financial information regarding SouthTrust, as well as the strategic benefits and potential synergies relating to the geographic overlap of SouthTrust’s operations in a number of key states in Wachovia’s southeastern footprint and SouthTrust’s operations in Texas. Representatives of UBS reviewed with Wachovia’s board financial aspects of the potential merger. In addition, Mark C. Treanor, Wachovia’s General Counsel, and Wachovia’s outside legal advisor, Sullivan & Cromwell LLP, reviewed the proposed terms of the merger, advised Wachovia’s board of the legal standards applicable to a decision whether to enter into the transaction and responded to questions from the directors. Following a discussion, Wachovia’s board unanimously indicated its support for pursuing the negotiation of a SouthTrust merger.

On June 18, 2004, SouthTrust’s board again held a special meeting. At this meeting, the board was updated by senior management on the current status of discussions with Wachovia. SouthTrust’s board reviewed with Merrill Lynch the additional research that the board had requested Merrill Lynch to conduct at its June 10, 2004 meeting. Following the review, there was an extensive discussion period between the board members, management and Merrill Lynch, with much of the discussion focusing on the relative merits of remaining independent compared with the proposed merger with Wachovia, the long-term benefits to SouthTrust’s shareholders and the future prospects of the merged company. Following this discussion, the full board meeting was recessed and the non-management directors met in executive session to continue their discussions regarding the merits of the proposed merger and to review independently the structure, terms and conditions of the proposed transaction as well as the employment, compensation and severance arrangements for SouthTrust employees which would be applicable in the proposed merger. Following this lengthy executive session, the full board reconvened. After the full board had reconvened, legal counsel discussed with SouthTrust’s board the legal standards applicable to its decisions and the responsibilities of SouthTrust’s board with respect to its role in considering SouthTrust’s strategic alternatives and the current proposal by Wachovia. During this discussion, which included a review of the status of the negotiations and the deliberation process to date, the board asked questions of senior management and legal counsel about the merger agreement, the stock option agreement and the status of various employment and employee benefit matters. SouthTrust’s board then continued its discussion regarding the merits of a combination with Wachovia as well as the specific terms and conditions of the proposed merger.

On June 19, 2004, SouthTrust’s board, except for one director who was absent because he was out of the country, met with SouthTrust’s senior management and SouthTrust’s legal and financial advisors. Mr. Malone reviewed with SouthTrust’s board information regarding SouthTrust, Wachovia and the terms of the proposed transaction. Counsel then conducted an extensive review and discussion of the various transaction documents in connection with the proposed transaction and there was an extended question and answer period regarding specific legal and business terms of the proposed merger. Merrill Lynch then reviewed with SouthTrust’s board a range of matters, including the structure of the merger, business and financial information regarding Wachovia and SouthTrust, historical stock price information, valuation methodologies and analyses and the other matters set forth in “Opinion of SouthTrust’s Financial Advisor”. Merrill Lynch’s review assumed that the merger consideration consisted of 0.89 shares of Wachovia’s common stock for each share of SouthTrust’s common stock, reflecting the terms of the proposed merger. After the discussion, Merrill Lynch rendered to SouthTrust’s board its oral opinion, later confirmed in writing as of the date of the opinion, that, as of that date and based upon and subject to the considerations described to the board, the proposed exchange ratio was fair, from a financial point of view, to SouthTrust’s shareholders. Legal advisors to SouthTrust again apprised SouthTrust’s board of the legal standards applicable to its decisions and actions with respect to the proposed merger transaction. The meeting of the full board was then recessed and the non-management directors met in executive session to continue their deliberations. Following extensive discussions in executive session, the meeting of the full board was reconvened. After further deliberations by SouthTrust’s board, the merger agreement and the plan of merger, the stock option agreement and the transactions contemplated by those agreements were adopted and approved by the unanimous vote of all directors attending the meeting, and by the same unanimous vote the board resolved to recommend that SouthTrust shareholders vote to approve the plan of merger contained in the merger agreement. The one director who was absent from this meeting later indicated his concurrence with the board’s actions at the meeting.

On June 20, 2004, Wachovia’s board, except for one director who was traveling out of the country, held a special meeting to consider the final terms of the proposed merger. At the meeting, Wachovia’s board received a description of the final terms of the proposed merger agreement and related agreements and reviewed with management and its legal and financial advisors the due diligence investigation undertaken and the financial, business and legal issues related to the proposed merger. Also at this meeting, UBS reviewed with Wachovia’s board its financial analysis of the exchange ratio and rendered to Wachovia’s board an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 20, 2004, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to Wachovia. After deliberation, Wachovia’s board, by a unanimous vote of the directors present, concluded that the merger was in the best interests of Wachovia and its shareholders and adopted and approved the merger agreement and the plan of merger, the stock option agreement and the transactions contemplated by those agreements, and resolved to recommend that its shareholders vote to approve the plan of merger contained in the merger agreement. The one director who was absent from this meeting later indicated his concurrence with the board’s actions at the meeting.

The merger agreement between SouthTrust and Wachovia was executed by the parties later that evening on June 20, 2004.

The transaction was announced on Monday morning, June 21, 2004, by a joint press release issued by SouthTrust and Wachovia.

Recommendation of Wachovia’s Board and Its Reasons for the Merger

After careful consideration, at its meeting on June 20, 2004, Wachovia’s board determined that the plan of merger contained in the merger agreement is in the best interests of Wachovia and its shareholders. Accordingly, Wachovia’s board, by a unanimous vote of the directors present, adopted the merger agreement and the plan of merger contained in the merger agreement and unanimously recommends that Wachovia shareholders vote “FOR” approval of the plan of merger contained in the merger agreement. The one director who was absent from this meeting later indicated his concurrence with the board’s actions at the meeting.

In reaching its decision to recommend this merger to Wachovia shareholders, Wachovia’s board concluded that SouthTrust and Wachovia have a unique strategic fit and that the merger provides an opportunity for enhanced financial performance and shareholder value. SouthTrust and Wachovia share similar philosophies and approaches, as well as complementary strengths. Wachovia’s board believes that the merger will solidify Wachovia’s position as a major provider of a broad array of financial services in the fast growing southeastern United States.

Wachovia’s board determined the merger would place Wachovia in an improved competitive position in the financial markets because it believes the merger combines two financially sound institutions with complementary businesses and business strategies, thereby creating a stronger combined institution with greater size, flexibility, breadth of services, efficiency, capital resources, profitability and potential for growth than either company possesses alone. Wachovia’s board believes that each institution currently is well-managed and that each institution will contribute complementary business strengths resulting in a well-diversified combined company, with strong capitalization and diversification that will allow the combined company to take advantage of future opportunities for growth.

Wachovia’s board determined that the merger would create an opportunity for enhancing shareholder value after considering, among other things, the strategic rationale, the financial implications and the risks associated with the transaction. In concluding that the merger is in the best interests of Wachovia and its shareholders, Wachovia’s board considered, among other things, the following factors that supported the decision to approve the merger:

•	Wachovia’s and SouthTrust’s strategic business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, Wachovia’s board concluded that SouthTrust’s business and operations complement those of Wachovia, that SouthTrust’s financial condition and asset quality are of high quality and will further strengthen Wachovia’s balance sheet, and that SouthTrust’s earnings and prospects should result in Wachovia having superior future earnings and prospects compared to its earnings and prospects on a stand-alone basis. In particular, Wachovia’s board considered the following:

•	The strong demographic conditions of markets in which SouthTrust primarily conducts its operations.

•	The combined company’s position as the largest banking organization in the southeastern United States in terms of deposits and branches.

•	The strengthening of Wachovia’s market position in Florida, Georgia, North Carolina, South Carolina and Virginia.

•	The expansion of Wachovia’s general banking operations to attractive markets in Alabama, Tennessee and Texas.

•	The combined company’s position as one of the largest banking organizations in the United States in terms of deposits, assets, assets under management, branches, mutual fund assets, on-line banking customers, registered representatives, ATMs, full service brokerage offices and Private Client offices.

•	The consistency of the merger with Wachovia’s business strategy, including achieving strong earnings growth, improving customer attraction and retention, focusing on expense control, and gradually shifting Wachovia’s business to higher growth, lower capital businesses. The board’s analysis concluded that Wachovia and SouthTrust are a highly complementary fit because of:

•	SouthTrust’s responsiveness to customer needs and demands, and SouthTrust’s skill at anticipating those demands, which results in strong customer relationships.

•	SouthTrust’s geographic coverage, which would strengthen Wachovia’s already strong presence in the southeastern United States, as well as expand its presence to new markets in Alabama, Mississippi, Tennessee and Texas.

•	The complementary nature of the markets served and products offered by SouthTrust and Wachovia and the expectation that the merger would provide economies of scale, expanded product offerings, expanded opportunities for cross-selling, cost savings opportunities and enhanced opportunities for growth.

•	The anticipated enhancements to Wachovia’s pro forma business mix by having more of Wachovia’s expected earnings stream come from traditional banking and retail securities businesses, thus lessening earnings volatility.

•	The expectation of Wachovia’s legal advisors that the merger will qualify as a transaction of a type that is generally tax-free for United States federal income tax purposes to Wachovia, SouthTrust and Wachovia’s shareholders.

•	Wachovia’s board’s belief that the merger is likely to provide increases to shareholder value. In particular:

•	Wachovia believes that while the merger will be dilutive to Wachovia shareholders on an earnings per share basis calculated according to GAAP until 2007, the merger will be accretive to Wachovia shareholders on a cash earnings per share basis by 2006. Wachovia’s estimation of earnings per share accretion/dilution for the fourth quarter of 2004 and for each of the years 2005, 2006 and 2007 is as follows:

In millions, except per share data	Q4 2004	2005	2006	2007
Pro forma GAAP earnings	$1,372	6,331	7,027	7,673
Pro forma average shares outstanding	1,497	1,548	1,507	1,469
Pro forma GAAP EPS	$0.92	4.09	4.66	5.22
Wachovia estimated stand-alone GAAP EPS	0.95	4.30	4.73	5.20
Accretion/(Dilution)	(0.03)	(0.21)	(0.07)	0.02
Pro forma cash earnings	$1,527	6,665	7,231	7,770
Pro forma cash EPS	1.02	4.31	4.80	5.29
Wachovia estimated stand-alone cash EPS	1.04	4.41	4.79	5.22
Accretion/(Dilution)	$(0.02)	(0.10)	0.01	0.07

Wachovia estimated fourth quarter 2004 and full year 2005 stand-alone GAAP earnings per share are based on consensus earnings per share estimates as reported by First Call as of June 20, 2004, adjusted to include merger-related and restructuring expenses in the fourth quarter of 2004 (merger-related and restructuring expenses associated with transactions prior to the merger are expected to be immaterial in 2005). Estimated stand-alone GAAP earnings per share for 2006 and 2007 are based on 2005 consensus earnings per share estimates plus the consensus 5-year earnings per share growth expectations of 10% per year (merger-related and restructuring expenses associated with transactions prior to the merger are expected to be immaterial in 2006 and 2007).

Pro forma average shares outstanding assumes an average fully diluted share count for Wachovia on a stand-alone basis of 1,319 million shares in the fourth quarter of 2004, 1,286 million shares in 2005, 1,257 million shares in 2006 and 1,232 million shares in 2007 and for SouthTrust on a stand-alone basis of 340 million shares (or 303 million Wachovia shares based on the 0.89 exchange ratio). Average shares outstanding also assumes share repurchases following the merger in an aggregate amount equal to the sum of projected excess capital created through operations and the $1.7 billion in excess capital described below and a Wachovia share price of $47.89 for the fourth quarter of 2004 increasing by 10% in each of 2005, 2006 and 2007.

Pro forma 2004 and 2005 earnings per share estimates assume consensus earnings per share estimates for SouthTrust as reported by First Call as of June 20, 2004 and pro forma 2006 and 2007 estimates assume a consensus 5-year earnings per share growth expectation for SouthTrust of 11% per year.

Pro forma earnings are also based on the assumptions of Wachovia’s management described below and on page [•] under the heading “Opinion of Wachovia’s Financial Advisor”. The assumptions of Wachovia’s management include annual cost savings of approximately 36% of SouthTrust’s non-interest expense, or approximately $414 million pre-tax and approximately $255 million after-tax, by the end of 2006, with lower amounts of cost savings to be realized prior to that time. The assumptions also give no credit for revenue enhancements and pro forma cash earnings exclude aggregate merger-related and restructuring expenses.

Cash earnings per share is a non-GAAP financial measure that is calculated by adding after-tax restructuring and merger-related expenses and intangible amortization to income before cumulative effect of a change in accounting principle and dividing the result by average shares outstanding. Wachovia believes this measure provides information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitates comparison with the performance of others in the financial services industry.

•	Following completion of the merger integration, Wachovia believes the earnings per share of Wachovia will grow at a faster rate compared to its growth on a stand-alone basis.

•	By maintaining a leverage ratio of approximately 6% and a tangible capital to tangible asset ratio of 4.7% to 4.8% following the merger, Wachovia expects to realize approximately $1.7 billion of capital in excess of such ratios. In the event such excess capital exists, Wachovia currently intends to use such excess capital to repurchase shares of Wachovia common stock. Wachovia believes that in the current circumstances using such excess capital to repurchase shares is the best use of that excess capital versus other possible uses, including dividends, other acquisitions or other investments. Wachovia believes that share repurchases will tend to increase earnings per share, enhance the liquidity of Wachovia’s common stock after the merger, return excess capital to shareholders in a tax efficient manner and provide a flexible means of capital management.

•	Based on the assumptions described above, it is believed the merger will satisfy Wachovia’s criteria for acquisitions by being accretive to cash earnings per share within two years and having an internal rate of return in excess of 15%.

•	Wachovia’s board’s belief that Wachovia and SouthTrust management share a common vision of commitment to their respective shareholders, employees, suppliers, creditors and customers.

•	UBS’ financial presentation to Wachovia’s board, including UBS’ opinion, dated June 20, 2004, to Wachovia’s board as to the fairness, from a financial point of view, of the exchange ratio to Wachovia, as discussed in “Opinion of Wachovia’s Financial Advisor” below beginning on page [•].

•	The review by Wachovia’s board with its legal advisor, Sullivan & Cromwell LLP, of the provisions of the merger agreement and the stock option agreement. Some of the features of those agreements that the board considered are:

•	That three members of SouthTrust’s board of directors would join Wachovia’s board following merger completion, and the proposed arrangements with members of management, including that SouthTrust’s Chief Executive Officer and other executive officers of SouthTrust would be retained in key leadership positions.

•	The provisions of the merger agreement and the stock option agreement designed to enhance the probability that the merger will be consummated.

•	Wachovia’s board’s review and discussions with Wachovia’s management and outside advisors concerning the due diligence examination of operations, financial condition and prospects of SouthTrust.

•	Wachovia’s expectation, after consulting with legal counsel, that the required regulatory approvals will be obtained.

Wachovia’s board also considered the potential initial negative impact to the market price of Wachovia common stock following announcement of the merger. In addition, Wachovia’s board considered the following factors that potentially created risks if the board decided to approve the merger:

•	The possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of Wachovia’s on-going business or in the loss of customers.

•	The possibility that the anticipated benefits of the merger may not be realized, including the expected cost savings.

•	The anticipated effect of the merger on SouthTrust’s employee compensation, benefits and incentives under various employment-related agreements, plans and programs because the merger may constitute a “change in control” under such agreements, plans and programs, which might encourage employees to leave and involve additional cost.

•	The impact of divestitures of assets and deposit liabilities that regulatory authorities are likely to require in connection with the merger, which may result in lost customer relationships and reduce the amount of income the combined company could have realized without such divestitures.

•	The potential merger-related restructuring charges.

Wachovia’s board concluded that the anticipated benefits of combining with SouthTrust were likely to substantially outweigh the preceding risks.

Although each member of Wachovia’s board individually considered these and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of Wachovia and its shareholders.

Wachovia’s board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding anticipated cost savings and earnings accretion. However, the board concluded the potential positive factors outweighed the potential risks of consummating the merger.

It should be noted that this explanation of the Wachovia board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements” on page [•].

Recommendation of SouthTrust’s Board and Its Reasons for the Merger

After careful consideration, at its meeting on June 19, 2004, SouthTrust’s board determined that the plan of merger contained in the merger agreement is in the best interests of SouthTrust and its shareholders and that the exchange ratio is fair to the SouthTrust shareholders. Accordingly, SouthTrust’s board, by a unanimous vote of the directors present, adopted the merger agreement and the plan of merger contained in the merger agreement and unanimously recommends that SouthTrust shareholders vote “FOR” approval of the plan of merger contained in the merger agreement. The one director who was absent from this meeting later indicated his concurrence with the board’s actions at the meeting.

In reaching its conclusion to recommend the plan of merger, SouthTrust’s board considered SouthTrust’s history of profitable operations, including increased earnings in each of the last fifty-three consecutive quarters preceding the announcement of the merger, as well as the impact that the economic and demographic growth in the southeastern United States and Texas has had on SouthTrust’s earnings growth. The board believes that it is in the best interests of SouthTrust’s shareholders to expand its business in this region, either on a stand-alone basis or through one or more business combinations. After consulting with SouthTrust management as well as financial and legal advisors, the SouthTrust board concluded that the merger with Wachovia is in the best interests of SouthTrust shareholders because, among other reasons, the combined footprint of Wachovia and SouthTrust in the southeastern United States as well as the combined capital of the two entities will provide SouthTrust shareholders with a strong platform and presence to take advantage of opportunities for growth in this region and elsewhere in the United States.

In reaching its conclusion that the plan of merger is in the best interests of SouthTrust and its shareholders and that the exchange ratio is fair to the SouthTrust shareholders, the SouthTrust board considered the following factors:

•	Its understanding of SouthTrust’s business, operations, financial condition, earnings and prospects, and of Wachovia’s business, operations, financial condition, earnings and prospects, taking into account the results of SouthTrust’s due diligence review of Wachovia.

•	Its understanding of the current environment in the financial services industry, including national and local economic conditions, the competitive landscape for financial institutions generally, the trend toward consolidation in the financial services industry, and the likely effect of these factors on SouthTrust in light of, and in the absence of, the proposed merger.

•	The ability of SouthTrust and Wachovia to create a $464 billion asset institution that will have the highest market share of any financial institution in the highly attractive southeastern United States banking market, approximately 18%.

•	The complementary aspects of SouthTrust’s and Wachovia’s businesses, including geographic coverage and the compatibility of their respective managements, cultures and operating styles.

•	The presentation by SouthTrust management and its financial advisors concerning the operations, financial condition and prospects of SouthTrust and the expected financial impact of the merger on the combined company, including pro forma assets, earnings and deposits.

•	The potential cost savings opportunities, currently estimated to be approximately $414 million pre-tax annually (or approximately $255 million after-tax annually) when fully phased in, and the related potential impact on the combined company’s earnings.

•	Wachovia’s recent success in integrating banking and securities brokerage acquisitions and the planned merger integration over a fifteen-month period.

•	The SouthTrust board’s belief that the merger with Wachovia will allow SouthTrust shareholders to participate in a combined company that will have better future prospects than SouthTrust is likely to achieve on a stand-alone basis or through a combination with other potential merger partners. The SouthTrust board also believes it will enjoy a greater market penetration in and around its historical markets and will have a more diversified customer base, revenue sources and financial products.

•

The financial analysis presented by Merrill Lynch to the SouthTrust board and the oral opinion delivered to SouthTrust by Merrill Lynch on June 19, 2004, which was confirmed in a written opinion delivered to SouthTrust by Merrill Lynch on June 20, 2004, to the effect that, and based upon and subject to the assumptions made, matters considered and limitations set forth in the opinions, the exchange ratio specified in the merger agreement was fair from a financial point of view to the SouthTrust shareholders.

•	The fact that, based on the closing prices of Wachovia common stock on the NYSE and SouthTrust common stock on the Nasdaq for the five trading days prior to the public announcement of the merger and based upon the per share merger consideration of 0.89 shares of Wachovia common stock, the implied value of the merger consideration for SouthTrust shareholders represented a premium of approximately 22%.

•	The fact that the merger agreement permits SouthTrust to declare and pay its regular dividend to the SouthTrust shareholders through the completion of the merger and that the current dividend payable to Wachovia shareholders will represent a 48% increase in the amount of dividends payable to SouthTrust shareholders with respect to Wachovia common stock received in the merger (e.g., $0.40 per share of Wachovia common stock, $0.356 per share taking into account the exchange ratio, versus $0.24 per share of SouthTrust common stock), and a 48% increase in the earnings per share on the shares to be received by SouthTrust shareholders in the merger relative to current SouthTrust shares.

•	The fact that the merger agreement permits SouthTrust to increase its quarterly cash dividend to the then-current Wachovia dividend level per share, taking into account the exchange ratio, if the merger has not occurred before the record date for the dividend on Wachovia common stock for the fourth quarter of 2004, which is expected to be November 30, 2004.

•	The corporate governance arrangements providing for three appointees from SouthTrust to serve on the Wachovia board of directors after the completion of the merger.

•	The review by the SouthTrust board of directors with SouthTrust’s legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the exchange ratio, and the stock option agreement, and the expectation of SouthTrust’s legal advisors that the merger will qualify as a transaction of a type that is generally tax-free to SouthTrust shareholders for United States federal income tax purposes, and the fixed exchange ratio and other provisions of the merger agreement and stock option agreement that are designed to enhance the probability that the merger will be consummated.

•	The regulatory and other approvals required in connection with the merger and the likelihood that the approvals needed to complete the merger will be obtained without unacceptable conditions.

The SouthTrust board of directors also considered potential risks associated with the merger in connection with the decision to approve the plan of merger, including the following:

•	The potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger.

•	The after-tax merger-related and restructuring expenses of approximately $156 million and after-tax exit cost purchase accounting adjustments of $275 million that are expected to be incurred by the combined company in connection with completing the merger, reflecting a variety of costs and expenses expected to be incurred as a result of the transaction and the integration of the two companies.

•	The potential challenges of integrating the businesses, operations and workforce of SouthTrust and Wachovia, and the possibility of not achieving the expected cost savings.

•	The fixed exchange ratio, which will not adjust upwards to compensate for declines, or downwards to compensate for increases, in Wachovia’s common stock price prior to the completion of the merger and the fact that the terms of the merger agreement do not include “collar” provisions or stock-price-based termination rights that might be triggered by a decrease in value of the merger consideration implied by the stock price of Wachovia’s common stock.

•

The interests of SouthTrust’s senior management and directors with respect to the merger apart from their interest as holders of SouthTrust common stock and the risks that these interests might influence their decision with respect to the merger, see “Interest of Certain Persons in the Merger” below beginning on page [•].

•	The risk that the terms of the merger agreement, including the provisions restricting SouthTrust from soliciting third party acquisition proposals and requiring SouthTrust to hold a special meeting of its shareholders to vote on approval of the plan of merger, and the terms of the stock option granted to Wachovia in connection with the merger agreement, which, while required by Wachovia as a condition to its willingness to enter into the merger agreement, could have the effect of discouraging other parties that might be interested in a transaction with SouthTrust from proposing such a transaction.

•	The risks associated with required regulatory approvals, including the impact of required divestitures.

The foregoing discussion of the factors considered by the SouthTrust board is not intended to be exhaustive, but is believed to include all material factors considered by the SouthTrust board. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, the SouthTrust board did not find it useful and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the SouthTrust board may have given different weight to different factors. The SouthTrust board conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, SouthTrust management and SouthTrust legal and financial advisors, and considered the factors overall to be favorable to, and to support its determination. The SouthTrust board also relied on the experience and expertise of Merrill Lynch, its financial advisor, for quantitative analyses of the financial terms of the merger. See “Opinion of SouthTrust Financial Advisor” below beginning on page [•].

It should be noted that this explanation of the SouthTrust board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements” on page [•].

Cost Savings

A factor considered by both Wachovia’s and SouthTrust’s boards in deciding to enter into the merger agreement was Wachovia’s and SouthTrust’s assessment that the combined company following the merger is projected to save about $414 million in pre-tax costs (or about $255 million in after-tax costs) annually by the end of 2006 and beyond. These cost savings, which represent approximately 36% of SouthTrust’s non-interest expense or 3% of the combined company’s non-interest expense, primarily relate to overlapping or duplicative technology systems, personnel functions and real property facilities. The projected annual cost savings were determined by both Wachovia and SouthTrust management over the course of their due diligence review of each other’s company. Senior management teams from functional business and staff units were matched with their counterparts and discussed strategy and similarities between the two organizations. From those discussions Wachovia management undertook a comprehensive analysis of the estimated resources required to combine the two companies, projected the resource requirements necessary to operate the combined company and determined the potential cost savings that could be generated after the merger. Wachovia management estimated potential cost savings relying upon extrapolations of its experience with the recent First Union-Wachovia merger as well as estimates based on the incremental resources required to operate the larger combined organization. Wachovia management reviewed, discussed and refined these estimates with SouthTrust management.

The following chart illustrates an itemization of the combined company’s projected annual cost savings after the fifteen-month merger integration is complete following the merger.

	Annual Cost Savings (pre-tax) (in millions)	Annual Cost Savings (after-tax) (in millions)
Personnel reductions	$265	$163
Occupancy and Equipment	86	53
Other, including purchasing synergies	63	39

	$414	$255

Wachovia believes that approximately 10% of the combined company’s projected annual cost savings would be achieved in 2004, 60% achieved in 2005, and 100% achieved by year-end 2006.

The following discussion provides additional detail about the components of the projected cost savings illustrated in the preceding chart.

Personnel reductions. The projected annual cost savings from “personnel reductions” result from job position reductions in business units and administrative staff and corporate support functions where both SouthTrust and Wachovia maintain functions that will be duplicative for the combined company following the merger. The projected annual cost savings from “personnel reductions” are expected to total 4,300 job positions over the fifteen-month integration period following the merger. SouthTrust and Wachovia believe up to 25% to 35% of these work force reductions could occur through normal attrition during this fifteen-month period.

Occupancy and Equipment. The projected annual cost savings from “occupancy and equipment” result from:

•	reductions in duplicative support personnel required to maintain operations systems for the combined company following the merger;

•	reduced support needs for the decreased employee base and facilities;

•	cancellation of duplicative software and master licenses;

•	reduced planned expenditures for data storage and processing due to excess capacity created by combining the two companies’ technology and operations systems; and

•	reductions in the combined company’s real estate occupancy needs, including branch banking facilities that are expected to be consolidated following the merger.

We determined that there are many SouthTrust branch banking offices within 1 mile of a Wachovia branch banking office. The projected annual cost savings assume that, over the projected fifteen-month integration period, the business of approximately 130 to 150 of these branch banking offices will be combined with nearby branch banking offices. The “surviving” branch banking offices will be comprised of both SouthTrust and Wachovia branches (excluding those required to be divested). Neither Wachovia nor SouthTrust has yet determined which branches will be closed and which will be the “surviving” branches. Such determinations will take into account any commitments that Wachovia may make regarding branches located in low- and moderate-income neighborhoods served by our companies.

In addition to combining branch banking offices, other facilities housing operations and data centers which provide support to business units may be combined with facilities housing similar operations and data center functions. As of the date of this document, neither Wachovia nor SouthTrust has identified which of these facilities are to be closed and which are to be the “surviving” facilities.

Other. The projected annual cost savings from “other” result from the combined company’s stronger purchasing power and more favorable negotiated usage rates, as well as reduced advertising/marketing costs, reduced professional services, training and consulting fees, reduced employee benefit-related costs and reduced utilities costs.

The projected annual cost savings described in this document assume that the merger is completed in the fourth quarter of 2004, systems and technology conversions proceed in accordance with the projected merger integration plan over fifteen months, and external factors do not unreasonably delay the merger.

For more information about whether Wachovia can achieve these cost savings estimates, see “Risk Factors” beginning on page [•] and “Forward-Looking Statements” beginning on page [•].

Opinion of Wachovia’s Financial Advisor

On June 20, 2004, at a meeting of Wachovia’s board of directors held to approve the proposed merger, UBS delivered to Wachovia’s board an oral opinion, confirmed by delivery of a written opinion dated June 20, 2004, to the effect that, as of that date and based on and subject to various assumptions, procedures followed, matters considered and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to Wachovia.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Appendix D and is incorporated into this joint proxy statement-prospectus by reference. UBS’ opinion is directed only to the fairness, from a financial point of view, to Wachovia of the exchange ratio provided for in the merger and does not address any other aspect of the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available to Wachovia or the underlying business decision of Wachovia to effect the merger. The opinion does not constitute a recommendation to any shareholder as to how to vote or act with respect to any matters relating to the merger. Holders of Wachovia common stock are encouraged to read this opinion carefully in its entirety. UBS’ opinion does not speak as of any date other than the date of that opinion. UBS’ opinion will not reflect any developments that may occur or may have occurred after the date of the opinion and prior to the completion of the merger, including changes in the operations and prospects of Wachovia or SouthTrust, general market and economic conditions and other factors that may influence the value of Wachovia or SouthTrust and/or their respective shares of common stock. Wachovia does not currently expect that it will request an updated opinion from UBS. The summary of UBS’ opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, UBS:

•	reviewed publicly available business and financial information relating to Wachovia and SouthTrust, including publicly available financial forecasts and estimates relating to Wachovia and SouthTrust that were reviewed and discussed with UBS by the managements of Wachovia and SouthTrust;

•	reviewed internal estimates as to potential cost savings and other synergies expected to result from the merger and other financial information and estimates that were prepared and provided to UBS by Wachovia’s management and not publicly available;

•	conducted discussions with members of the senior managements of Wachovia and SouthTrust concerning the businesses and financial prospects of Wachovia and SouthTrust;

•	reviewed current and historical market prices of Wachovia common stock and SouthTrust common stock;

•	reviewed publicly available financial and stock market data with respect to companies in lines of business which UBS believed to be generally comparable to those of Wachovia and SouthTrust;

•	compared the financial terms of the merger with publicly available financial terms of other transactions which UBS believed to be generally relevant;

•	considered potential pro forma effects of the merger on Wachovia’s financial statements after taking into account the availability to Wachovia of incremental capital resulting from the merger and related balance sheet restructuring expected by Wachovia’s management at or following the closing of the merger;

•	reviewed the merger agreement; and

•	conducted other financial studies, analyses and investigations, and considered other information, as UBS deemed necessary or appropriate.

In connection with its review, with Wachovia’s consent, UBS did not assume any responsibility for independent verification of any of the information that UBS reviewed for the purpose of its opinion and, with Wachovia’s consent, UBS relied on that information being complete and accurate in all material respects. In addition, at Wachovia’s direction, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Wachovia or SouthTrust, and was not furnished with any evaluation or appraisal. With respect to the publicly available financial forecasts and estimates that it reviewed relating to Wachovia and SouthTrust, UBS was advised by the managements of Wachovia and SouthTrust that they represented reasonable estimates and judgments as to the future financial performance of Wachovia and SouthTrust. With respect to the pro forma effects, internal estimates as to potential cost savings and other synergies and other financial information and estimates provided to UBS, UBS assumed, at Wachovia’s direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Wachovia’s management as to such matters. In addition, UBS assumed, at Wachovia’s direction, that the future financial results and estimates reviewed by or provided to UBS would be achieved at the times and in the amounts projected. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to UBS as of, the date of its opinion.

UBS was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the merger. UBS expressed no opinion as to what the value of Wachovia common stock will be when issued in the merger or the prices at which Wachovia common stock will trade at any time. In rendering its opinion, UBS assumed, with Wachovia’s consent, that the merger will be treated as a tax-free reorganization for United States federal income tax purposes. UBS also assumed, with Wachovia’s consent, that each of Wachovia and SouthTrust would comply with all material terms of the merger agreement and that the merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. UBS further assumed, with Wachovia’s consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Wachovia, SouthTrust or the merger. Except as described above, Wachovia imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion.

In connection with rendering its opinion to Wachovia’s board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analyses of selected public companies and the analysis of selected precedent transactions summarized below, no company or transaction used as a comparison is either identical or directly comparable to Wachovia, SouthTrust or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. None of the analyses performed by UBS was assigned greater significance or reliance by UBS than any other. UBS arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.

The estimates of the future performance of Wachovia and SouthTrust in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Wachovia and SouthTrust. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

The exchange ratio was determined through negotiation between Wachovia and SouthTrust and the decision to enter into the merger was solely that of Wachovia’s board of directors. UBS’ opinion and financial analyses were only one of many factors considered by Wachovia’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Wachovia’s board of directors or management with respect to the merger or the exchange ratio provided for in the merger.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with Wachovia’s board of directors in connection with its opinion relating to the proposed merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Analyses of Selected Public Companies

SouthTrust.    UBS compared selected financial and stock market data of SouthTrust with corresponding data of the following seven selected publicly held companies in the banking and financial services industry:

•	AmSouth Bancorporation

•	BB&T Corporation

•	Compass Bancshares, Inc.

•	First Horizon National Corporation

•	SunTrust Banks, Inc.

•	Synovus Financial Corp.

•	Regions Financial Corporation

UBS reviewed stock prices of the selected companies as a multiple of calendar years 2004 and 2005 estimated earnings per share both on a GAAP basis and cash basis, referred to below as GAAP EPS and cash EPS, and as a multiple of book value per share and tangible book value per share. Estimated GAAP EPS for the selected companies and SouthTrust was based on publicly available research analysts’ estimates compiled by Institutional Brokers Estimate System, referred to below as I/B/E/S estimates. Estimated cash EPS was calculated as estimated GAAP EPS plus projected annualized amortization of intangible expenses per share, effected at a tax rate of 35%. UBS also reviewed five-year estimated cash EPS growth rates and long-term growth rates of the selected companies. UBS then compared data derived from the selected companies with corresponding data for SouthTrust, which in the case of GAAP EPS and cash EPS excluded merger and restructuring-related expenses, based on the closing price of SouthTrust common stock on June 15, 2004 (the trading day before market rumors speculating about the potential acquisition of SouthTrust) adjusted to reflect the median change in the prices of the common stock of the selected companies from June 15, 2004 through June 17, 2004, as well as the closing price of SouthTrust common stock on June 17, 2004. Financial data for the selected companies and SouthTrust were as of the quarter ended March 31, 2004, and stock market data for the selected companies and SouthTrust (except in the case of the adjustment described above) were as of June 17, 2004. This analysis indicated the following implied median multiples and growth-rate percentages for the selected companies, as compared to corresponding data implied for SouthTrust based on the adjusted closing price of SouthTrust common stock on June 15, 2004 and the closing price of SouthTrust common stock on June 17, 2004:

	Median Multiples and Percentages for Selected Companies		Multiples and Percentages for SouthTrust Based on Adjusted Closing Stock Price on June 15, 2004		Multiples and Percentages for SouthTrust Based on Closing Stock Price on June 17, 2004
Price as Multiples of:

GAAP EPS
2004	13.0	x	14.6	x	15.3	x
2005	11.9	x	13.2	x	13.8	x
Cash EPS
2004	12.9	x	14.4	x	15.1	x
2005	11.5	x	13.1	x	13.8	x
Book Value Per Share	2.55	x	2.40	x	2.52	x
Tangible Book Value Per Share	3.20	x	2.97	x	3.12	x

Growth Metrics:

Five-Year Cash EPS Growth Rate	5.6%		11.9%		11.9%
Long-Term Growth Rate	10.0%		11.0%		11.0%

Wachovia.    UBS also compared financial and stock market data of Wachovia with corresponding data of the following eight selected publicly held companies in the banking and financial services industry:

•	Bank of America Corporation

•	BB&T Corporation

•	Fifth Third Bancorp

•	National City Corporation

•	The PNC Financial Services Group, Inc.

•	SunTrust Banks, Inc.

•	U.S. Bancorp

•	Wells Fargo & Company

UBS reviewed stock prices of the selected companies as a multiple of calendar years 2004 and 2005 estimated GAAP EPS and cash EPS and as a multiple of book value per share and tangible book value per share. Estimated GAAP EPS for the selected companies and Wachovia was based on I/B/E/S estimates, and estimated cash EPS was calculated as estimated GAAP EPS plus projected annualized amortization of intangible expenses per share, effected at a tax rate of 35% (or, in the case of Wachovia, 38.5%). UBS also reviewed five-year estimated cash EPS growth rates and long-term growth rates of the selected companies. UBS then compared data derived from the selected companies with corresponding data for Wachovia, which in the case of GAAP EPS and cash EPS excluded merger and restructuring-related expenses, based on the closing price of Wachovia common stock on June 17, 2004. Financial data for the selected companies and Wachovia were as of the quarter ended March 31, 2004, and stock market data for the selected companies and Wachovia were as of June 17, 2004. This analysis indicated the following implied median multiples and growth-rate percentages for the selected companies, as compared to corresponding data implied for Wachovia based on the closing price of Wachovia common stock on June 17, 2004:

	Median Multiples and Percentages for Selected Companies		Multiples and Percentages for Wachovia Based on Closing Stock Price on June 17, 2004
Price as Multiples of:
GAAP EPS
2004	12.9	x	12.0	x
2005	11.8	x	10.9	x
Cash EPS
2004	12.4	x	11.4	x
2005	11.4	x	10.6	x
Book Value Per Share	2.10	x	1.85	x
Tangible Book Value Per Share	3.70	x	2.94	x

Growth Metrics:
Five-Year Cash EPS Growth Rate	10.2%		(0.6)%
Long-Term Growth Rate	10.0%		10.0%

Discounted Cash Flow Analyses

SouthTrust.    UBS calculated the estimated present value of the cash flows that SouthTrust could generate over calendar years 2004 through 2008 both on a stand-alone basis and after giving effect to potential cost savings and other synergies anticipated by Wachovia’s management to result from the merger. Estimated financial data for SouthTrust were based on I/B/E/S estimates for SouthTrust for calendar years 2004 and 2005 and an I/B/E/S long-term EPS growth rate for SouthTrust of 11.0% for subsequent calendar years. UBS applied forward earnings terminal value multiples ranging from 12.0x to 14.0x to SouthTrust’s calendar year 2009 estimated cash earnings. The estimated cash earnings and terminal values were then discounted to present value using discount rates ranging from 10.0% to 12.0%.

For purposes of this analysis on a stand-alone basis, UBS utilized the following assumptions based on internal financial information and estimates of Wachovia’s management:

•	an asset growth rate of 6.5% per annum;

•	a tangible common equity/tangible assets ratio of 6.5%; and

•	a pre-tax benefit/cost of change in capital of 4.5%.

For purposes of this analysis after giving effect to potential cost savings and other synergies, UBS utilized the following assumptions based on internal financial information and estimates of Wachovia’s management:

•	an asset growth rate of 6.5% per annum;

•	a tangible common equity/tangible assets ratio of 4.7%;

•	cost savings equal to 36% of SouthTrust’s core cash non-interest expenses;

•	the sale of certain assets and adjustments to funding costs and pre-tax yield on SouthTrust’s securities portfolio;

•	a restructuring charge of $1.1 billion; and

•	a perpetual growth rate of 3% applied to cost savings and other synergies.

This analysis indicated the following implied per share equity reference range for SouthTrust on a stand-alone basis, as compared to the closing price of SouthTrust common stock on June 17, 2004, and the following implied per share equity reference range for SouthTrust after giving effect to potential cost savings and other synergies, as compared to the implied per share equity value for SouthTrust based on the exchange ratio provided for in the merger and the closing price of Wachovia common stock on June 17, 2004:

Implied Per Share Equity Reference Range for SouthTrust on a Stand-Alone Basis	Closing Price of SouthTrust Common Stock on June 17, 2004
$31.87 – $38.85	$34.71

Implied Per Share Equity Reference Range for SouthTrust After Cost Savings and Other Synergies	Implied Per Share Equity Value for SouthTrust Based on Exchange Ratio and Closing Price of Wachovia Common Stock on June 17, 2004
$40.93 – $51.04	$41.76

Wachovia.    UBS also calculated the estimated present value of the cash flows that Wachovia could generate over calendar years 2004 through 2008. Estimated financial data for Wachovia were based on I/B/E/S estimates for Wachovia for calendar years 2004 and 2005 and an I/B/E/S long-term EPS growth rate for Wachovia of 10.0% for subsequent calendar years. UBS applied forward earnings terminal value multiples ranging from 11.0x to 13.0x to Wachovia’s calendar year 2009 estimated cash earnings. The estimated cash earnings and terminal values were then discounted to present value using discount rates ranging from 10.0% to 12.0%. For purposes of this analysis, UBS utilized the following assumptions based on internal financial information and estimates of Wachovia’s management:

•	an asset growth rate of 4.0% per annum;

•	a tangible common equity/tangible assets ratio of 4.8%; and

•	a pre-tax benefit/cost of change in capital of 4.5%.

This analysis indicated the following implied per share equity reference range for Wachovia, as compared to the closing price of Wachovia common stock on June 17, 2004:

Implied Per Share Equity Reference Range for Wachovia	Closing Price of Wachovia Common Stock on June 17, 2004
$46.91 –$57.11	$46.92

Analysis of Selected Precedent Transactions

UBS reviewed implied equity values in the following seven selected mergers and acquisitions transactions involving companies in the banking and financial services industry announced between January 1, 1998 and June 17, 2004 with transaction values greater than $5.0 billion:

Target	Acquiror
• National Commerce Financial Corporation	• SunTrust Banks, Inc.
• Charter One Financial, Inc.	• Royal Bank of Scotland plc
• FleetBoston Financial Corporation	• Bank of America Corporation
• Summit Bancorp	• FleetBoston Financial Corporation
• First American Corporation	• AmSouth Bancorporation
• Mercantile Bancorporation	• Firstar Corporation
• Crestar Financial Corporation	• SunTrust Banks, Inc.

UBS reviewed per share equity values in the selected transactions as a multiple of next 12 months GAAP EPS, cash EPS and cash EPS with cost savings and as a multiple of book value per share and tangible book value per share. Cash EPS was calculated as GAAP EPS plus projected annualized amortization of intangible expenses, effected at a tax rate of 35%. UBS then compared the multiples derived from the selected transactions with corresponding data implied in the merger for SouthTrust based on the exchange ratio provided for in the merger and the closing price of Wachovia common stock on June 17, 2004. This analysis indicated the following median implied multiples in the selected transactions, as compared to corresponding multiples implied for SouthTrust in the merger based on the exchange ratio provided for in the merger and the closing price of Wachovia common stock on June 17, 2004:

	Median Implied Multiples in Selected Transactions	Implied Multiples for SouthTrust Based on the Exchange Ratio and Closing Price of Wachovia Common Stock on June 17, 2004
Per Share Equity Value as Multiples of :
Next 12 Months GAAP EPS	17.5x	17.5x
Next 12 Months Cash EPS	16.4x	17.4x
Next 12 Months Cash EPS with Synergies	13.8x	13.3x
Book Value Per Share	3.06x	3.04x
Tangible Book Value Per Share	4.00x	3.75x

UBS also compared the premiums implied in the selected transactions based on the closing price of the common stock of the target companies for the five trading days prior to public announcement of the selected transaction with the premium implied in the merger based on the exchange ratio provided for in the merger and the closing prices of Wachovia common stock and SouthTrust common stock on June 17, 2004. This analysis indicated the following:

Median Implied Premium in Selected Transactions	Premium Implied in the Merger Based on Exchange Ratio and Closing Prices of Wachovia Common Stock and SouthTrust Common Stock on June 17, 2004
33.4%	20.3%

Historical Ratio Analysis

UBS reviewed the ratios implied by the closing prices of Wachovia common stock and SouthTrust common stock on June 17, 2004 and the ratios implied by the average daily closing prices of Wachovia common stock and SouthTrust common stock for the 30 trading days, 60 trading days, one calendar year and three calendar years preceding June 17, 2004. UBS also reviewed the premiums implied by the exchange ratio provided for in the merger relative to the ratios implied for each of these periods. This analysis indicated an implied ratio reference range of 0.697x to 0.740x, as compared to the exchange ratio of 0.89x provided for in the merger, and the following implied premiums, as indicated below:

Period	Implied Ratio	Implied Premium
June 17, 2004	0.740x	20.3%
30 Trading Days	0.706x	26.1%
60 Trading Days	0.702x	26.7%
One Calendar Year	0.697x	27.7%
Three Calendar Years	0.720x	23.6%

Pro Forma Impact Analysis

UBS analyzed the potential pro forma effect of the merger on Wachovia’s estimated GAAP EPS and cash EPS in calendar years 2005 through 2007. Estimated GAAP EPS for Wachovia and SouthTrust were based on I/B/E/S estimates for Wachovia and SouthTrust for calendar year 2005 and I/B/E/S long-term EPS growth rates for calendar years 2006 and 2007 of 10.0% for Wachovia and 11.0% for SouthTrust. Estimated cash EPS was calculated as estimated GAAP EPS plus projected annualized amortization of intangible expenses per share, effected at a tax rate of 35% (or, in the case of Wachovia, 38.5%). GAAP EPS and cash EPS excluded merger and restructuring-related expenses. For purposes of this analysis, UBS utilized the following assumptions based on internal financial information and estimates of Wachovia’s management:

•	closing of the merger on November 1, 2004;

•	the availability to Wachovia of incremental capital resulting from the merger and related balance sheet restructuring expected by Wachovia’s management at or following the closing of the merger;

•	cost savings equal to 36% of SouthTrust’s core cash non-interest expenses;

•	the sale of certain assets and adjustments to funding costs and pre-tax yield on SouthTrust’s securities portfolio;

•	core deposit intangibles equal to 3.0% of SouthTrust’s core deposits, amortized over a 10-year period using the sum-of-the-years digits method; and

•	a restructuring charge of $1.1 billion.

Based on the exchange ratio provided for in the merger, this analysis indicated that the merger could be dilutive to Wachovia’s estimated GAAP EPS in calendar years 2005 and 2006 and estimated cash EPS in calendar year 2005 and accretive to Wachovia’s estimated GAAP EPS in calendar year 2007 and estimated cash EPS in calendar years 2006 and 2007. UBS also noted that, pro forma for the merger, the book value per share for Wachovia could increase and the tangible book value per share for Wachovia could decrease. Actual results may vary from projected results and the variations may be material.

Other Factors

In rendering its opinion, UBS also reviewed and considered other factors, including:

•	the historical price performance and ratio of price to next 12 months EPS from June 17, 2003 to June 17, 2004 for Wachovia common stock relative to the common stock of the selected publicly held companies described above under the heading “Analyses of Selected Public Companies–Wachovia” and the historical price performance and ratio of prices to next to 12 months EPS from June 17, 2003 to June 17, 2004 for SouthTrust common stock relative to the common stock of the publicly held companies described above under the heading “Analyses of Selected Public Companies–SouthTrust”;

•	publicly available research analysts’ reports for Wachovia and SouthTrust, including per share price targets reflected in these reports, research analysts’ buy-sell recommendations for Wachovia and SouthTrust relative to those for the selected publicly held companies described above under the heading “Analyses of Selected Public Companies” and research analysts’ historical EPS estimates for Wachovia and SouthTrust; and

•	estimated cost savings for the selected transactions described above under the heading “Analysis of Selected Precedent Transactions” relative to cost savings and other synergies anticipated by Wachovia’s management to result from the merger, and the cost savings that had been estimated by Wachovia’s management to result from the former Wachovia’s transaction with First Union Corporation at the time of such transaction relative to the actual cost savings realized in such transaction.

Miscellaneous

Under the terms of its engagement, Wachovia has agreed to pay UBS an aggregate fee of $15 million for its financial advisory services, including its opinion, in connection with the merger. In addition, Wachovia has agreed to reimburse UBS for its reasonable expenses, including reasonable fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Wachovia selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and is familiar with Wachovia and its business. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

UBS and its affiliates in the past have provided, and currently are providing, services to Wachovia unrelated to the proposed merger, for which services UBS and its affiliates have received and expect to receive compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade securities of Wachovia and SouthTrust for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

Opinion of SouthTrust’s Financial Advisor

SouthTrust retained Merrill Lynch to act as its financial advisor in connection with the merger. On June 10, 2004, June 18, 2004, and June 19, 2004, SouthTrust’s board of directors held meetings, in which Merrill Lynch participated, to evaluate the proposed merger. At the meeting on June 19, 2004, Merrill Lynch rendered its oral opinion that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio was fair, from a financial point of view, to SouthTrust shareholders. This opinion was subsequently confirmed in writing on June 20, 2004.

The full text of the Merrill Lynch opinion dated June 20, 2004, that describes, among other things, the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Appendix C to this document and is incorporated in this document by reference. Merrill Lynch’s opinion does not speak as of any date other than the date of that opinion. The opinion of Merrill Lynch will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger, including changes in the operations and prospects of Wachovia or SouthTrust, general market and economic conditions and other factors that may influence the value of Wachovia or SouthTrust and/or their respective shares of common stock. SouthTrust does not currently expect that it will request an updated opinion from Merrill Lynch. SouthTrust shareholders are urged to, and should, read Merrill Lynch’s opinion carefully and in its entirety.

Merrill Lynch’s opinion is directed to SouthTrust’s board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio to SouthTrust shareholders, which exchange ratio was determined through negotiations between Wachovia and SouthTrust. The opinion does not address any other aspect of the merger or any related transaction, nor does it constitute a recommendation to any shareholder as to how to vote at the meeting. The summary of the fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed publicly available business and financial information relating to Wachovia and SouthTrust that Merrill Lynch deemed to be relevant;

•	reviewed certain information, including financial forecasts, relating to the respective businesses, earnings, assets, liabilities and prospects of Wachovia and SouthTrust furnished to Merrill Lynch by SouthTrust’s and Wachovia’s senior management, as well as the amount and timing of the cost savings, revenue enhancements and related expenses expected to result from the merger furnished to Merrill Lynch by Wachovia’s senior management;

•	conducted discussions with members of senior management and representatives of Wachovia and SouthTrust concerning the matters described in the bullet points set forth above, as well as their respective businesses and prospects before and after giving effect to the merger and the expected cost savings, revenue enhancements and related expenses;

•	reviewed the current and historical market prices and certain valuation multiples for Wachovia common stock and SouthTrust common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the respective publicly reported financial condition and results of operations of Wachovia and SouthTrust and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	participated in certain discussions among representatives of Wachovia and SouthTrust and their respective financial and legal advisors with respect to the merger;

•	reviewed the potential pro forma impact of the merger on the combined financial statements of Wachovia and SouthTrust;

•	reviewed the merger agreement provided to Merrill Lynch; and

•	reviewed other financial studies and analyses and took into account other matters that Merrill Lynch deemed necessary, including Merrill Lynch’s assessment of general economic, market and monetary conditions.

In rendering its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, or that was discussed with, or reviewed by or for Merrill Lynch, or that was publicly available. Merrill Lynch also did not assume any responsibility for independently verifying this information or undertake an independent evaluation or appraisal of the assets or liabilities of Wachovia or SouthTrust, and Merrill Lynch was not furnished any evaluation or appraisal on these matters.

Merrill Lynch is not an expert in the evaluation of allowances for loan losses or other reasons for contingencies, and neither made an independent evaluation of the adequacy of the allowances for loan losses or other reasons for contingencies of Wachovia or SouthTrust, nor reviewed any individual credit files of Wachovia or SouthTrust nor been requested to conduct such a review. As a result, Merrill Lynch has assumed that the aggregate allowances for loan losses for both Wachovia and SouthTrust are adequate to cover such losses and will be adequate on a pro forma basis for the combined company. In addition, Merrill Lynch did not assume any obligation to conduct, and Merrill Lynch did not conduct, any physical inspection of the properties or facilities of Wachovia or SouthTrust.

With respect to the financial and operating information, including, without limitation, financial forecasts, valuations of contingencies and projections regarding under-performing or non-performing assets, net charge-offs, adequacy of reserves, future economic conditions and information on the cost savings, revenue enhancements and related expenses expected to result from the merger, in each case furnished to or discussed with Merrill Lynch by Wachovia or SouthTrust, Merrill Lynch assumed that the information was reasonably prepared and reflects the best currently available estimates and judgments of the senior management of Wachovia and SouthTrust as to the future financial and operating performance of Wachovia, SouthTrust or the combined company, as the case may be, and the expected cost savings, revenue enhancements and related expenses. Merrill Lynch’s opinion is based upon market, economic and other conditions as in effect on, and on the information made available to Merrill Lynch as of, the date of its opinion.

For purposes of rendering its opinion, Merrill Lynch assumed that, in all respects material to its analysis:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	Wachovia and SouthTrust will perform all of the covenants and agreements required to be performed by them under the merger agreement and any related documents;

•	all conditions to completing the merger will be satisfied without any waivers;

•	in the course of obtaining any necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Wachovia, SouthTrust or the combined company, or on the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger; and

•	the merger will be accounted for as a purchase under United States generally accepted accounting principles, which we refer to in this document as GAAP, and that it will qualify as a tax-free reorganization for United States federal income tax purposes.

Merrill Lynch’s opinion is not an expression of an opinion as to the prices at which shares of Wachovia common stock or shares of SouthTrust common stock will trade following the announcement of the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

Analyses of Merrill Lynch

In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Wachovia and SouthTrust. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The Merrill Lynch opinion was among several factors taken into consideration by SouthTrust’s board in making its determination to adopt the plan of merger contained in the merger agreement. In addition, SouthTrust’s board did not rely on any single analysis in making its determination. Consequently, the analyses described below should not be viewed as determinative of the decision of SouthTrust’s board or management with respect to the fairness of the exchange ratio.

At the June 19, 2004 meeting of SouthTrust’s board of directors, Merrill Lynch made a presentation of certain financial analyses of the merger. The summary that follows is not a complete description of the analyses underlying the Merrill Lynch opinion or the presentation made by Merrill Lynch to SouthTrust’s board but summarizes the material analyses performed and presented in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.

In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Merrill Lynch believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Calculation of Transaction Value

Merrill Lynch reviewed the terms of the merger agreement. They noted that the exchange ratio of 0.89 shares of Wachovia common stock for each share of SouthTrust common stock had an implied offer value of $41.83 per share of SouthTrust common stock based upon the closing price of Wachovia common stock of

$47.00 on Friday, June 18, 2004 (the last trading day preceding the SouthTrust board meeting on Saturday, June 19, 2004). Merrill Lynch also noted that the transaction had an implied aggregate offer value of approximately $14.3 billion based on the closing price of Wachovia common stock on Friday, June 18, 2004.

Implied Transaction Pricing Multiples and Comparable Merger and Acquisition Transactions

Merrill Lynch calculated the implied offer value as a multiple of SouthTrust’s book value and tangible book value at March 31, 2004, and as a multiple of SouthTrust’s estimated earnings (based on consensus Thomson One Analytics earnings estimates as of June 18, 2004) for 2004 of $2.27 per share and for 2005 of $2.51 per share. Merrill Lynch also compared the implied tangible book premium (defined as the implied offer value less SouthTrust’s tangible book value at March 31, 2004) to the total deposits of SouthTrust at March 31, 2004. Merrill Lynch also calculated the implied offer value to SouthTrust of $41.83 per share as of June 18, 2004 as a premium to SouthTrust’s closing price per share of common stock on that date and 30 days preceding the announcement of the merger. Thomson One Analytics is a recognized data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors.

Merrill Lynch also compared the foregoing calculations to similar calculations for all merger and acquisition transactions in the banking industry that have been announced since January 1, 1999, and that were valued greater than $2 billion. The following transactions were reviewed by Merrill Lynch:

Acquirer	Target

SunTrust Banks, Inc.	National Commerce Financial Corporation
Royal Bank of Scotland Group, Plc	Charter One Financial, Inc.
National City Corporation	Provident Financial Group Inc.
J.P. Morgan Chase & Company	Bank One Corporation
Bank of America Corporation	FleetBoston Financial Corporation
BB&T Corporation	First Virginia Banks Inc.
First Union Corporation	Wachovia Corporation
Royal Bank of Canada	Centura Banks Inc.
Fifth Third Bancorp	Old Kent Financial corporation
Firstar Corporation	U.S. Bancorp
FleetBoston Financial Corporation	Summit Bancorp
Wells Fargo & Company	First Security Corporation
Fifth Third Bancorp	CNB Bancshares Inc.
AmSouth Bancorporation	First American Corporation
Firstar Corporation	Mercantile BanCorporation
Fleet Financial Group Inc.	BankBoston Corporation
Regions Financial Corporation	Union Planters Corporation

For these selected merger and acquisition transactions, Merrill Lynch used publicly available financial information, including company investor presentations and information obtained from SNL Financial’s online databases to determine:

•	the multiples of the transaction price per share to both the book value per share and the tangible book value per share using the acquired companies’ most recent financial reports at the time of announcement of the transactions;

•	the multiples of the transaction price per share to the mean forward consensus earnings estimates per share at the time of announcement;

•	the implied tangible book premium to total deposits; and

•	the premium per share paid by the acquiror compared to the share price of the target company prevailing one day prior to and 30 days prior to the announcement of those transactions.

The average values of these premiums and multiples were then compared to those calculated for the merger. Merrill Lynch considered these selected merger and acquisition transactions to be reasonably similar, but not identical, to the merger. A complete analysis involves complex considerations and judgments concerning differences in the selected merger and acquisition transactions and other factors that could affect the premiums paid in such comparable transactions to which the merger is being compared. Mathematical analysis (such as determining the average) is not by itself a meaningful method of using selected merger and acquisition transaction data. SNL Financial is a recognized data service that collects, standardizes and disseminates relevant corporate, financial, market and mergers and acquisitions data for companies in the industries it covers.

The following table compares the foregoing calculations for the merger and the average of the foregoing calculations for the selected merger and acquisition transactions.

	Wachovia/ SouthTrust		Comparable Merger and Acquisition Transactions
Implied Transaction Value as a Multiple of:
Stated Book Value	3.2	x	2.7	x
Stated Tangible Book Value	3.8		3.4
2004E “Street” EPS(1)	18.4		16.4
2005E “Street” EPS(1)	16.7		—

Implied Tangible Book Premium to Total Deposits	29.1%		29.4%

Implied Transaction Value as a Premium to:
Closing Price—June 18, 2004	20.2%		28.8%
Closing Price—30 Days Prior to Announcement	32.0		31.2

(1)	Based on Thomson One Analytics estimates as of June 18, 2004.

Implied Market Premium Based on Average Stock Prices

Merrill Lynch performed an exchange ratio analysis comparing the closing prices for SouthTrust common stock and Wachovia common stock on June 18, 2004, and the average daily closing price of SouthTrust common stock and Wachovia common stock over the following periods preceding June 18, 2004. Merrill Lynch compared the implied premium offered for SouthTrust common stock based on an 0.89 exchange ratio of Wachovia common stock for each of these periods. This analysis yielded the following implied premiums:

	Wachovia Price	Implied Value to SouthTrust	SouthTrust Price	Implied Premium to SouthTrust Price
Closing Price—June 18, 2004	$47.00	$41.83	$34.80	20.2%
5 Day Trading Average	46.99	41.82	34.17	22.4
10 Day Trading Average	47.26	42.06	34.12	23.3
20 Day Trading Average	47.18	41.99	33.64	24.8
30 Day Trading Average	46.62	41.50	32.99	25.8

Comparable Companies Analysis

Merrill Lynch analyzed the public market statistics of certain comparable companies and examined various trading statistics and information. As part of this comparable companies analysis, Merrill Lynch examined public market data, including the following market multiples:

•	the multiple of market price per share to mean estimated 2004 earnings per share;

•	the multiple of market price per share to mean estimated 2004 cash earnings per share;

•	the multiple of market price per share to mean estimated 2005 earnings per share;

•	the multiple of market price per share to book value per share; and

•	the multiple of market price per share to tangible book value per share.

In addition, Merrill Lynch also compared certain balance sheet ratios of Wachovia and SouthTrust at March 31, 2004, and certain profitability ratios of Wachovia and SouthTrust for the quarter ended March 31, 2004, to the mean of such ratios for the comparable companies. The estimated 2004 and 2005 earnings per share were obtained from Thomson One Analytics and the remaining information was obtained from publicly available financial information at or for the quarter ended March 31, 2004, and SNL Financial’s online database. The stock price data used for this analysis was the closing price for the selected companies on June 18, 2004.

In choosing companies comparable to SouthTrust to analyze, Merrill Lynch selected regional banks with a market capitalization of between $4 billion and $24 billion. The regional banks included: AmSouth Bancorporation; BB&T Corporation; Compass Bancshares, Inc.; First Horizon National Corporation; Huntington Bancshares Incorporated; M&T Bank Corporation; Marshall & Ilsley Corporation; Regions Financial Corporation; SunTrust Banks, Inc.; UnionBanCal Corporation; and Zions Bancorporation. This analysis yielded the following results:

	SouthTrust	Peer Group Mean
Balance Sheet
Total Assets (1)	$53,446	$56,187
Total Loans (1)(2)	37,004	37,427
Total Equity (1)	4,576	5,108
Market Valuation	11,821	10,406

Asset Quality
NPA/Assets	0.42%	0.40%
NPLs/Loans	0.48	0.52
Reserves/NPLs	288.61	287.45
Reserves/NPAs (includes NPAs held for sale)	226.75	234.61

Capitalization
Equity/Assets	8.54%	8.75%
Tangible Equity/Assets	7.13	6.65
Tier 1 Ratio	7.88	8.86
Total Capital Ratio	10.77	12.36

Profitability
Return on Assets	1.40%	1.39%
Return on Equity	16.32	16.31
Return on Tangible Equity	19.88	21.46
Net Interest Margin	3.46	3.72
Efficiency Ratio	48.29	59.59
Fees/Revenues	28.50	42.30

	SouthTrust		Peer Group Mean

Trading Multiples
Price/2004E EPS	15.33	x	13.28	x
Price/2004E Cash EPS	15.06		12.69
Price/2005E EPS	13.86		12.09
Price/Book	2.55		2.21
Price/Tangible Book	3.10		2.94

Note:	Dollars are in millions. Balance sheet data as of March 31, 2004. Data represented is for the three months ended March 31, 2004. Market data as of June 18, 2004.
(1)	Balance sheet data is pro forma for FloridaFirst acquisition.
(2)	Includes loans held for sale.

In choosing companies comparable to Wachovia to analyze, Merrill Lynch selected super-regional and regional banks with a market capitalization of between $20 billion and $172 billion. The banks included: Bank of America Corporation; BB&T Corporation; Fifth Third Bancorp; National City Corporation; SunTrust Banks, Inc.; U.S. Bancorp; and Wells Fargo & Company. This analysis yielded the following results:

	Wachovia	Peer Group Mean
Balance Sheet
Total Assets	$410,991	$264,730
Total Loans (1)	179,098	157,671
Total Equity	33,337	20,815
Market Valuation	61,664	60,117

Asset Quality
NPA/Assets	0.28%	0.41%
NPLs/Loans	0.62	0.56
Reserves/NPLs	240.29	268.02
Reserves/NPAs (includes NPAs held for sale)	218.54	227.76

Capitalization
Equity/Assets	8.11%	9.01%
Tangible Equity/Assets	5.26	6.81
Tier 1 Ratio	8.54	8.95
Total Capital Ratio	11.67	12.58

Profitability
Return on Assets	1.32%	1.71%
Return on Equity	16.16	19.30
Return on Tangible Equity	26.08	25.75
Net Interest Margin	3.54	3.90
Efficiency Ratio	61.68	51.90
Fees/Revenues	49.06	42.71

	Wachovia		Peer Group Mean

Trading Multiples
Price/2004E EPS	12.02	x	13.17	x
Price/2004E Cash EPS	11.08		12.51
Price/2005E EPS	10.93		12.05
Price/Book	1.85		2.49
Price/Tangible Book	2.94		3.37

Note:	Dollars are in millions. Balance sheet data as of March 31, 2004. Data represented is for the three months ended March 31, 2004. Market data as of June 18, 2004.
(1)	Includes loans held for sale.

Merrill Lynch selected these companies because their businesses and operating profiles are reasonably similar to those of Wachovia and SouthTrust. No comparable company identified above is identical to Wachovia or SouthTrust. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect public trading values of such comparable companies. Mathematical analysis (such as determining the mean) is not by itself a meaningful method of using selected company data.

Discounted Dividend Analysis

SouthTrust.    Merrill Lynch performed a discounted dividend analysis to estimate a range of the present values per share of SouthTrust common stock, assuming consensus earnings estimates (based on consensus Thomson One Analytics earnings estimates as of June 18, 2004) for SouthTrust of $2.27 in 2004 and $2.51 in 2005. After 2005, earnings were estimated to increase annually at 11%. The cash flows were modeled assuming that SouthTrust continues to operate as an independent entity. The valuation range was determined by adding (i) the present value of SouthTrust’s earnings available for dividends, net of earnings necessary to maintain SouthTrust’s tangible common equity to tangible assets ratio of 7.13% (based on its ratio at March 31, 2004), through December 31, 2009 and (ii) the present value of the “terminal value” of SouthTrust common stock. In calculating the terminal value of SouthTrust common stock, Merrill Lynch applied multiples ranging from 11.5x to 13.5x to 2010 forecasted cash earnings. The dividend stream and the terminal value were then discounted back to June 30, 2004 using discount rates ranging from 11.0% to 13.0%, which are rates Merrill Lynch viewed as the appropriate range for a company with SouthTrust’s risk characteristics.

Based on the above assumptions, Merrill Lynch determined that the present value of the SouthTrust common stock ranged from $30.86 to $38.39.

Wachovia.    Merrill Lynch performed a discounted dividend analysis to estimate a range of the present values per share of Wachovia common stock, assuming consensus earnings estimates (based on consensus Thomson One Analytics earnings estimates as of June 18, 2004) for Wachovia of $3.91 in 2004 and $4.30 in 2005. After 2005, earnings were estimated to increase annually at 10%. The range of values was determined by adding (i) the present value of Wachovia’s earnings available for dividends, net of earnings necessary to maintain Wachovia’s tangible common equity to tangible assets ratio of 5.25% (based on its ratio at March 31, 2004), through December 31, 2009 and (ii) the present value of the “terminal value” of Wachovia common stock. In calculating the terminal value of Wachovia common stock, Merrill Lynch applied multiples ranging from 10.0x to 12.0x to 2010 forecasted cash earnings. The dividend stream and the terminal value were then discounted back to June 30, 2004 using discount rates ranging from 11.0% to 13.0%, which are rates Merrill Lynch viewed as appropriate for a company with Wachovia’s risk characteristics.

Based on the above assumptions, Merrill Lynch determined that the present value of Wachovia common stock ranged from $50.02 to $62.03.

Pro Forma Discounted Dividend Analysis

Merrill Lynch performed a pro forma discounted dividend analysis to estimate a range of the present values per share of Wachovia common stock reflecting the impact of the merger with SouthTrust, assuming consensus earnings estimates (based on consensus Thomson One Analytics earnings estimates as of June 18, 2004) for Wachovia of $3.91 in 2004 and $4.30 in 2005 and for SouthTrust of $2.27 in 2004 and $2.51 in 2005. After 2005, earnings for Wachovia were estimated to increase annually at 10% and earnings for SouthTrust were estimated to increase annually at 11%. In calculating the impact of the merger on the pro forma earnings of the combined company, the following assumptions were also made:

•	the consideration paid to the SouthTrust shareholders in the merger would be equal to 0.89 shares of Wachovia common stock for each share of SouthTrust common stock;

•	pre-tax synergies of $414 million per year (36% of SouthTrust’s estimated 2004 non-interest expenses) with 60% phased in during 2005 and 100% phased in during 2006;

•	a restructuring charge equal to 169% of fully-phased in synergies ($700 million pre-tax);

•	core deposit intangibles of 3% of SouthTrust’s core deposits amortized over 10 years using sum-of-the-years digits;

•	deposit divestitures of $850 million, assuming a deposit premium of 14% on the divestitures and lost income equal to 1.35% of the deposits after tax; and

•	a tax rate of 38.5%.

The range of values was determined by adding (i) the present value of pro forma Wachovia’s earnings available for dividends, net of earnings necessary to maintain pro forma Wachovia’s tangible common equity to tangible assets ratio of 5.25% (based on its stand-alone ratio at March 31, 2004) through December 31, 2009 and (ii) the present value of the “terminal value” of pro forma Wachovia common stock. In calculating the terminal value of pro forma Wachovia’s common stock, Merrill Lynch applied multiples ranging from 10.0x to 12.0x to 2010 forecasted cash earnings. The dividend stream and the terminal value were then discounted back to June 30, 2004 using discount rates ranging from 11.0% to 13.0%, which rates Merrill Lynch viewed as appropriate for a company with Wachovia’s pro forma risk characteristics.

Based on the above assumptions, Merrill Lynch determined that the present value of Wachovia common stock, pro forma for the merger ranged from $51.27 to $63.14.

Merger Consequences Analysis

Merrill Lynch performed an illustrative pro forma analysis of the financial impact of the merger on Wachovia, assuming consensus earnings estimates (based on consensus Thomson One Analytics earnings estimates as of June 18, 2004) for Wachovia of $3.91 in 2004 and $4.30 in 2005 and for SouthTrust of $2.27 in 2004 and $2.51 in 2005. After 2005, earnings for Wachovia were estimated to increase annually at 10% and earnings for SouthTrust were estimated to increase annually at 11%.

In calculating the impact of the merger on the pro forma income statement and balance sheet of the combined company, the following assumptions were made:

•	the consideration paid to the SouthTrust shareholders in the merger would be 0.89 shares of Wachovia common stock for each share of SouthTrust common stock;

•	pre-tax synergies of $414 million (36% of SouthTrust’s estimated 2004 non-interest expenses) with 60% phased in in during 2005 and 100% phased in during 2006;

•	a restructuring charge equal to 169% of fully-phased in synergies ($700 million pre-tax);

•	core deposit intangibles of 3% of SouthTrust’s core deposits amortized over 10 years using sum-of-the-years digits;

•	deposit divestitures of $850 million, assuming a deposit premium of 14% on the divestitures and lost income equal to 1.35% of the deposits after tax;

•	a tax rate of 38.5%; and

•	Wachovia will target a 6.0% pro forma leverage ratio in each respective year (estimated to result in $1.7 billion of excess (i.e., above the targeted level) capital upon completion of the merger) and capital in excess of such ratio would be used to repurchase shares of Wachovia common stock.

Based on these assumptions, the merger would be dilutive to Wachovia’s cash earnings per share (combined net income applicable to common shareholders before merger-related and restructuring expenses, intangible amortization, and preferred dividends), by $0.10 in 2005 and accretive to Wachovia’s cash earnings per share by $0.01 in 2006 and $0.07 in 2007. Also, based on these assumptions, the merger would be dilutive to Wachovia’s operating earnings per share (combined net income applicable to common shareholders before merger-related and restructuring expenses and preferred dividends), by $0.15 in 2005 and $0.04 in 2006 and accretive to Wachovia’s operating earnings per share by $0.02 in 2007.

Miscellaneous

The SouthTrust board of directors selected Merrill Lynch as its financial advisor because of its reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the merger and because Merrill Lynch is familiar with SouthTrust and its business. As part of its investment banking and financial advisory business, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of Wachovia and its affiliates and SouthTrust and its affiliates for their own account and/or the accounts of their respective customers, and, accordingly, may at any time hold long or short positions in these securities. As of August 20, 2004, Merrill Lynch held through its retail brokerage accounts [•] shares of Wachovia common stock and [•] shares of SouthTrust common stock. Merrill Lynch does not hold any of these shares as principal, which means that the voting and disposition power generally is held by the retail owner of the shares. In the past two years, Merrill Lynch has provided to Wachovia financial advisory, investment banking and other services unrelated to the proposed merger, and has provided to SouthTrust financial advisory, investment banking and other services unrelated to the proposed merger and in each case Merrill Lynch has received fees for these services. Merrill Lynch may provide these types of services to Wachovia and/or SouthTrust in the future and receive fees for those services.

Pursuant to a letter agreement between SouthTrust and Merrill Lynch, dated as of June 20, 2004, SouthTrust agreed to pay Merrill Lynch an aggregate fee of $17.5 million for its financial advisory services, including its opinion, in connection with the merger. SouthTrust also agreed to indemnify Merrill Lynch and its affiliates from and against certain liabilities and expenses, which may include certain liabilities under federal securities laws, in connection with its engagement.

THE MERGER AGREEMENT

The following discussion describes the material provisions of the merger agreement and the stock option agreement. We urge you to read the merger agreement, which is attached as Appendix A and incorporated by reference in this document, and the stock option agreement, which is attached as Appendix B and incorporated by reference in this document, carefully and in their entirety.

Structure

Subject to the terms and conditions of the merger agreement, and in accordance with North Carolina and Delaware law, at the completion of the merger, SouthTrust will merge into Wachovia. Wachovia will be the surviving corporation and will continue its corporate existence under the laws of North Carolina. When the merger is completed, the separate corporate existence of SouthTrust will terminate. Wachovia’s articles of incorporation will be the articles of incorporation of the combined company, and Wachovia’s by-laws will be the by-laws of the combined company. See “Comparison of Shareholder Rights” beginning on page [•]. After completion of the merger, former SouthTrust shareholders will own approximately 19% of the outstanding common stock of the combined company and current Wachovia shareholders will own approximately 81% of the outstanding common stock of the combined company.

Wachovia Board Composition

When the merger is completed, three current members of SouthTrust’s board of directors will be appointed to Wachovia’s board of directors. In addition, in the merger agreement, Wachovia agreed to nominate at its next annual shareholders’ meeting two of those directors to serve a three-year term and one of those directors to serve a two-year term. The members of Wachovia’s board of directors at completion of the merger will serve as directors until their respective successors are duly elected and qualified in accordance with Wachovia’s articles of incorporation, Wachovia’s by-laws and applicable law. Non-employee members of SouthTrust’s board of directors who are added to Wachovia’s board of directors will receive customary fees from Wachovia for being a director in accordance with Wachovia’s current policy. Wachovia’s current policy provides for a quarterly retainer of $15,000 for non-employee directors. If more than six board or committee meetings are held in an annual period, directors receive an additional $2,000 for each board meeting attended and $1,500 for each committee meeting attended. The chair of each committee receives a quarterly fee of $2,500, except for the chair of the Audit & Compliance Committee who receives a quarterly fee of $5,000. In addition, under Wachovia’s Deferred Compensation Plan for Non-Employee Directors, each non-employee director is credited with a quarterly amount equal to $25,000 in the director’s common stock equivalent deferred account.

The current Chairman and Chief Executive Officer of SouthTrust, Wallace D. Malone, Jr., will be appointed to Wachovia’s board of directors and will serve as Wachovia’s Vice Chairman. The two other current SouthTrust board members who will be appointed to Wachovia’s board have not yet been determined.

Wachovia’s current Chairman, President and Chief Executive Officer, G. Kennedy Thompson, will continue to be a member of Wachovia’s board of directors, as well as its Chairman, President and Chief Executive Officer.

Conversion of Stock; Treatment of Options

Wachovia Common Stock. Each share of Wachovia common and preferred stock outstanding at the time of the merger will remain outstanding and those shares will be unaffected by the merger.

SouthTrust Common Stock. Upon completion of the merger, each share of SouthTrust common stock outstanding will be converted into 0.89 shares of Wachovia common stock, with the appropriate number of attached stock purchase rights under Wachovia’s shareholder rights plan. See “Shareholder Protection Rights Plan” beginning on page [•]. This exchange ratio is subject to customary and proportionate adjustments in the event of stock splits, reverse stock splits or similar events before the merger is completed.

Wachovia Stock Options. Each employee option to acquire Wachovia common stock that is outstanding and unexercised immediately prior to completion of the merger will continue on the same terms and conditions in effect immediately prior to the completion of the merger.

SouthTrust Stock Options. Each employee and director option to acquire SouthTrust common stock outstanding and unexercised immediately prior to completion of the merger will be converted into an option to purchase Wachovia common stock, with the following adjustments:

•	the number of shares of Wachovia common stock subject to the new option will equal the product of the number of shares of SouthTrust common stock subject to the original option and the exchange ratio (rounded to the nearest whole share); and

•	the exercise price per share of Wachovia common stock subject to the new option will equal the exercise price under the original option divided by the exchange ratio (rounded to the nearest cent).

Each converted option will vest at the time of the merger. The duration and other terms of each new option will be substantially the same as the original SouthTrust option. Options that are incentive stock options under the Internal Revenue Code will be adjusted in the manner prescribed by the Internal Revenue Code.

Wachovia will take the corporate actions that are necessary to reserve a sufficient number of shares of its common stock for issuance upon exercise of the new options. In addition, it will file appropriate registration statements with the SEC to register the shares of its common stock underlying the new options.

Fixed Exchange Ratio Considerations. Because the exchange ratio is fixed and because the market price of Wachovia common stock will fluctuate, the market value of the Wachovia common stock that SouthTrust shareholders will receive in the merger may increase or decrease both before and after the merger. Taking this into account, the boards of Wachovia and SouthTrust each determined that a fixed exchange ratio was preferable. The material reasons for this decision are described below.

The boards of Wachovia and SouthTrust considered that fixed exchange ratios, with no “collars”, have become customary in the financial services industry. Such exchange ratios fix the percentage ownership of the parties in the combined firm at the time the merger agreement is adopted by the boards and symmetrically allocate the risks associated with movements in the price of the issuer’s stock. The use of a fixed exchange ratio is intended to capture the relative contribution of each company based on fundamental financial factors. In this respect, fixed exchange ratios reflect the intention to share risk and rewards generally presumed in stock-for-stock merger transactions such as our proposed merger.

The boards also concluded that a fixed exchange ratio is appropriate in view of the long-term strategic purposes of the merger, including the goal to combine our companies into a platform that creates an opportunity for continued strong earnings growth. While a fixed exchange ratio exposes the recipient shareholders to a decline in nominal value if the price of the issuer’s stock falls in the period between announcement and closing, it also recognizes that Wachovia’s ultimate value will not be determined by movements in each party’s stock price between announcement and closing, but by Wachovia’s performance over time. The boards concluded that concerns about short-term market fluctuations generally should not outweigh judgments about longer-term value.

Finally, the boards recognized that an exchange ratio that does not fluctuate with the prices of our common stocks provides relative certainty about the number of shares that will be issued in the merger and greater assurance that the merger will be completed. In the boards’ judgments, short-term movements in market prices are often unrelated to the fundamental financial and strategic factors supporting the combination. In the context of a collar or adjustable exchange ratio, however, such movements can create uncertainty with respect to the completion of a transaction if the issuer is forced to issue more shares to compensate for short-term changes in nominal value. In fact, the existence of a collar or adjustable exchange ratio can aggravate an initial decline in an issuer’s stock price because it could require the company to issue additional shares. The avoidance of the uncertainty created by a collar or adjustable exchange ratio was another important factor in the boards’ decisions to agree to a fixed ratio.

Exchange of Certificates; Fractional Shares

Exchange Procedures. At completion of the merger, Wachovia will deposit with an exchange agent, which will be Wachovia Bank, National Association, or another bank or trust company reasonably acceptable to each of Wachovia and SouthTrust, (1) certificates or, at Wachovia’s option, evidence of shares in book entry form, representing the shares of Wachovia common stock to be issued under the merger agreement and (2) sufficient cash to be paid instead of any fractional shares of Wachovia common stock to be issued under the merger agreement.

Wachovia will then mail a transmittal letter to SouthTrust shareholders. The transmittal letter will contain instructions about the surrender of SouthTrust common stock certificates for statements indicating book entry ownership of Wachovia common stock and any cash to be paid instead of fractional shares of common stock. SouthTrust shareholders may request in the transmittal letter to receive a Wachovia stock certificate instead of a statement indicating book entry ownership of Wachovia common stock.

SouthTrust common stock certificates should not be returned with the enclosed proxy card. They should not be forwarded to the exchange agent unless and until you receive a transmittal letter following completion of the merger.

SouthTrust common stock certificates presented for transfer after completion of the merger will be canceled and exchanged for statements indicating book entry ownership of Wachovia common stock or, if requested by a SouthTrust shareholder in the transmittal letter, stock certificates representing the applicable number of shares of Wachovia common stock. Any SouthTrust shareholder requesting that shares of Wachovia common stock be issued in a name other than that in which the certificate being surrendered is registered will have to pay to the exchange agent in advance any transfer taxes that may be owed.

After the merger, there will be no transfers of shares of SouthTrust common stock on the stock transfer books of SouthTrust or the surviving corporation.

All shares of Wachovia common stock into which shares of SouthTrust common stock are converted on the merger completion date will be deemed issued as of that date. After that date, former SouthTrust shareholders of record will be entitled to vote, at any meeting of Wachovia shareholders having a record date on or after the merger completion date, the number of whole shares of Wachovia common stock into which their shares of SouthTrust common stock have been converted, regardless of whether they have surrendered their SouthTrust stock certificates. Wachovia dividends having a record date on or after the merger completion date will include dividends on Wachovia common stock issued to SouthTrust shareholders in the merger. However, no dividend or other distribution payable to the holders of record of Wachovia common stock after the merger completion date will be distributed to the holder of any SouthTrust common stock certificates until that holder physically surrenders all of his or her SouthTrust common stock certificates as described above. Promptly after surrender, statements indicating book entry ownership of Wachovia common stock or, if requested by a SouthTrust shareholder in the transmittal letter, stock certificates to which that holder is entitled, all undelivered dividends and other distributions, and payment for any fractional share interests, if applicable, will be delivered to that holder, in each case without interest.

No Fractional Shares Will Be Issued. Wachovia will not issue fractional shares of Wachovia common stock in the merger. There will be no dividends or voting rights with respect to any fractional common shares. For each fractional share of common stock that would otherwise be issued, Wachovia will pay cash in an amount equal to the fraction of a whole share that would otherwise have been issued, multiplied by the closing sale price of

Wachovia common stock on the NYSE for the last NYSE trading day immediately preceding the date the merger is completed. No interest will be paid or accrued on the cash.

None of Wachovia, SouthTrust or any other person will be liable to any former holder of SouthTrust common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Lost, Stolen or Destroyed SouthTrust Common Stock Certificates. If you have lost a certificate representing SouthTrust common stock, or it has been stolen or destroyed, Wachovia will issue to you the common stock payable under the merger agreement if you post bond in a customary amount to protect against any claim that may be made against Wachovia about ownership of the lost, stolen or destroyed certificate.

No Transfer by Wachovia Shareholders Required. Wachovia shareholders will not be required to exchange certificates representing their shares of Wachovia common stock or otherwise take any action after completion of the merger. Wachovia shareholders do not need to submit share certificates for Wachovia common stock to Wachovia, SouthTrust, the exchange agent or to any other person in connection with the merger.

For a description of Wachovia common stock and a description of the differences between the rights of SouthTrust shareholders and Wachovia shareholders, see “Description of Wachovia Capital Stock” beginning on page [•] and “Comparison of Shareholder Rights” beginning on page [•].

Effective Time

The effective time of the merger will be the time set forth in the legal documents that we will file with the Secretaries of State of the States of North Carolina and Delaware on the date the merger is completed. We plan to complete the merger on the third business day after the satisfaction or waiver, where waiver is legally permissible, of the last remaining condition to the merger unless we agree to another date or time. See “Conditions to Completion of the Merger” beginning on page [•].

We anticipate that we will complete the merger during the fiscal quarter ending December 31, 2004. However, completion could be delayed if there is a delay in obtaining the necessary regulatory approvals or for other reasons. There can be no assurances as to if or when these approvals will be obtained or as to whether or when the merger will be completed. If we do not complete the merger by March 31, 2005, either party may terminate the merger agreement without penalty unless the failure to complete the merger by this date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations under the merger agreement. See “Conditions to Completion of the Merger” beginning on page [•] and “Regulatory Approvals Required for the Merger” beginning on page [•]. In some cases, the stock option SouthTrust has granted to Wachovia may continue after termination of the merger agreement. The option is described under “Stock Option Agreement” beginning on page [•].

Representations and Warranties

The merger agreement contains representations and warranties of Wachovia and SouthTrust, to each other, as to, among other things:

•	the corporate organization and existence of each party and its subsidiaries and the valid ownership of its significant subsidiaries;

•	the capitalization of each party;

•	the authority of each party and its subsidiaries to enter into the merger agreement and make it valid and binding;

•	the fact that the merger agreement and the stock option agreements do not breach:

•	the articles of incorporation and by-laws of each party,

•	applicable law, and

•	agreements, instruments or obligations of each party;

•	governmental approvals;

•	regulatory investigations and orders;

•	each party’s status as a financial holding company under the Bank Holding Company Act of 1956;

•	each party’s financial statements and filings with the SEC;

•	the absence of material changes in each party’s business since December 31, 2003;

•	the absence of undisclosed material legal proceedings and injunctions;

•	the filing and accuracy of each party’s tax returns, and the tax treatment of the merger;

•	each party’s employee benefit plans and related matters;

•	each party’s compliance with applicable law;

•	the validity of, and the absence of material defaults under, each party’s material contracts;

•	the accuracy of each party’s books and records;

•	the inapplicability to the merger and the stock option agreement of state anti-takeover laws and the anti-takeover provisions in each party’s respective articles of incorporation and by-laws and, in the case of SouthTrust, its shareholder rights plan;

•	each party’s relationships with financial advisors;

•	each party’s compliance with the Sarbanes-Oxley Act of 2002;

•	labor matters; and

•	environmental matters.

Conduct of Business Pending The Merger

SouthTrust has agreed that, except as expressly contemplated by the merger agreement or as disclosed prior to the signing of the merger agreement, it will not, and will not agree to, without Wachovia’s consent:

•	conduct its business other than in the ordinary and usual course;

•	fail to use reasonable best efforts to preserve intact its business organizations, assets and other rights, and its existing relations with customers and other parties;

•	take any action reasonably likely to impair materially its ability to perform its obligations under the merger agreement or the stock option agreement or complete the transactions described in those documents;

•	enter into any new material line of business or change its material banking and operating policies;

•	adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any of its own stock;

•	declare or pay any dividend or distribution on any shares of its stock, other than:

•

regular quarterly dividends on its common stock at the same rate paid by it in the fiscal quarter immediately preceding signing of the merger agreement, except that if the merger is not completed before the record date for the dividend on Wachovia common stock for the fourth quarter of 2004, which is expected to be November 30, 2004, it may increase such dividend for the fourth quarter and until the merger is completed to the amount per share equal to Wachovia’s then-current dividend per share multiplied by the exchange ratio,

•	dividends paid by any of its wholly owned subsidiaries to it or any of its wholly owned subsidiaries, and

•	the distribution of rights pursuant to its shareholder rights plan;

•	with limited exceptions, permit any additional shares of stock to become subject to new grants of rights to acquire stock;

•	except for issuances pursuant to the stock option agreement, issue, sell, or dispose of or encumber, or authorize or propose the creation of, any additional shares of capital stock;

•	sell, transfer, mortgage, encumber or otherwise dispose of any assets, deposits, business or properties, except in a nonmaterial transaction in the ordinary course of business consistent with past practice;

•	acquire the assets, business, deposits or properties of any other entity except in various specified transactions in the ordinary course of business consistent with past practice;

•	knowingly take, or knowingly omit to take, any action that is reasonably likely to impede the merger from qualifying as a tax-free reorganization under federal tax laws, or any action that is reasonably likely to result in any of the conditions to the merger not being satisfied in a timely manner, except as may be required by applicable law or regulation;

•	amend its articles of incorporation or by-laws;

•	change its accounting principles, practices or methods, except as required by GAAP;

•	enter into, amend, modify or renew any employment agreements or grant salary increases or employee benefit increases except as required by applicable law, to satisfy previously existing and disclosed contractual obligations or for certain changes that are in the ordinary course of business; or

•	enter into, establish, adopt or amend any employee benefit plans, except as required by applicable law, to satisfy previously existing and disclosed contractual obligations or for any amendments that do not increase benefits or administrative costs.

Wachovia has agreed, except as expressly contemplated by the merger agreement or as disclosed prior to signing the merger agreement, that it will not, and will not agree to, without SouthTrust’s consent, knowingly take, or knowingly omit to take, any action that is reasonably likely to impede the merger from qualifying as a tax-free reorganization under federal tax laws or any action that is reasonably likely to result in any of the conditions to the merger not being satisfied in a timely manner, except as may be required by applicable law or regulation.

The merger agreement permits Wachovia to make acquisitions and dispositions if such transactions do not present a material risk that the completion of the merger will be materially delayed or that any required regulatory approvals will be materially more difficult to obtain. However, SouthTrust may terminate the merger agreement for a period of 10 days (but expiring immediately after the SouthTrust special shareholder meeting) after a public announcement that Wachovia has agreed to or become the subject of an acquisition transaction that would result in a change in control of Wachovia. If SouthTrust terminates the merger agreement pursuant to this termination right, Wachovia will reimburse SouthTrust for its expenses incurred in the merger and pay it a cash termination fee of $100 million.

In addition, Wachovia may repurchase shares of its common stock and shares of SouthTrust common stock in accordance with applicable legal guidelines. The actual amount of shares repurchased will depend on various factors, including: market conditions; legal limitations and considerations affecting the amount and timing of repurchase activity; the company’s capital position; internal capital generation; and alternative potential investment opportunities. Federal law prohibits Wachovia and SouthTrust from purchasing shares of either company’s common stock from the date this joint proxy statement-prospectus is first mailed to shareholders until completion of both special meetings of shareholders. From January 1, 2004 to [•], 2004, Wachovia repurchased [•] shares of Wachovia common stock, and [•] of such repurchases have occurred since June 21, 2004, the day we announced our merger. From January 1, 2004 to [•], 2004, SouthTrust repurchased [•] shares of SouthTrust common stock, and none of such repurchases have occurred since June 21, 2004, the day we announced our merger. All such repurchases were conducted in accordance with applicable laws, including Rule 10b-18 of the Exchange Act.

Acquisition Proposals by Third Parties

SouthTrust has agreed that it will not initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any acquisition proposal. SouthTrust also agreed not to waive or amend any provision of its shareholder rights plan in respect of an acquisition proposal.

However, if SouthTrust receives an unsolicited acquisition proposal and SouthTrust’s board concludes in good faith that it constitutes a superior proposal, SouthTrust may furnish nonpublic information and participate in negotiations or discussions to the extent that its board concludes in good faith (and based on the advice of counsel) that failure to take those actions would more likely than not violate its fiduciary duties. Before providing any nonpublic information, SouthTrust must enter into a confidentiality agreement with the third party no less favorable to it than the confidentiality agreement with Wachovia. While SouthTrust has the right to enter into negotiations regarding a superior proposal under the foregoing circumstances, the merger agreement does not allow SouthTrust to terminate the merger agreement solely because it has received a superior proposal or entered into such negotiations.

For purposes of the merger agreement, the terms “acquisition proposal” and “superior proposal” have the following meanings:

•	The term “acquisition proposal” means, other than the transactions contemplated by the merger agreement:

•	a tender or exchange offer to acquire more than 15% of the voting power in SouthTrust or any of its significant subsidiaries;

•	a proposal for a merger, consolidation or other business combination involving SouthTrust or any of its significant subsidiaries; or

•	any other proposal to acquire more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, SouthTrust or any of its significant subsidiaries.

•	The term “superior proposal” means a written acquisition proposal (substituting “25%” for “15%” in the first and third bullet points above) which the SouthTrust board concludes in good faith to be more favorable from a financial point of view to its shareholders than the Wachovia merger after:

•	receiving the advice of its financial advisors;

•	taking into account the likelihood of completion of the proposed transaction; and

•	taking into account legal, financial, regulatory and other aspects of such proposal.

SouthTrust has agreed to cease immediately any activities, negotiations or discussions conducted before the date of the merger agreement with any other persons with respect to acquisition proposals and to use reasonable best efforts to enforce any confidentiality or similar agreement relating to such acquisition proposals. SouthTrust has also agreed to notify Wachovia within one business day of receiving any acquisition proposal and the substance of the proposal.

In addition, both Wachovia and SouthTrust have agreed to use all reasonable best efforts to obtain from our respective shareholders approval of the plan of merger contained in the merger agreement. However, if SouthTrust’s board determines in good faith that to continue to recommend the merger agreement to its shareholders would more likely than not violate its fiduciary duties, it may submit the plan of merger without recommendation and communicate the basis for its lack of recommendation to its shareholders. SouthTrust agreed that before taking such action with respect to an acquisition proposal, it will give Wachovia at least 10 business days to respond to the proposal and will consider any amendment or modification to the merger agreement proposed by Wachovia.

Other Agreements

In addition to the agreements we have described above, we have also agreed in the merger agreement to take several other actions, such as:

•	we agreed to use all reasonable best efforts to complete the merger;

•	we agreed that Wachovia will execute supplemental indentures and other instruments required to assume SouthTrust’s outstanding debt, guarantees, and other securities;

•	we agreed, subject to applicable law, to cooperate with each other and to prepare promptly and file all necessary documentation to obtain all required permits, consents, approvals and authorizations of third parties and governmental entities, including this joint proxy statement-prospectus and the registration statement for the Wachovia common stock to be issued in the merger;

•	we agreed that SouthTrust will cause each of its affiliate shareholders to deliver to Wachovia and SouthTrust a written agreement restricting the ability of such person to sell or otherwise dispose of any Wachovia common stock or SouthTrust common stock held by that person;

•	we agreed to provide each other with information concerning our business and to give each other access to our books, records, properties and personnel and to cause our subsidiaries to do the same;

•	we agreed to keep any nonpublic information confidential;

•	we agreed to cooperate on shareholder and employee communications and press releases;

•	we agreed to convene meetings of our shareholders as soon as practicable to consider and vote on the plan of merger;

•	we agreed not to take any actions that would cause the transactions contemplated by the merger agreement to be subject to any takeover laws or takeover provisions of our articles of incorporation or by-laws;

•	we agreed that SouthTrust will take all actions necessary to ensure that the transactions contemplated by the merger agreement will not result in the ability of any person to exercise any rights under SouthTrust’s shareholder rights plan or enable such rights to become distributable, unredeemable or exercisable;

•	we agreed to give notice to the other party of any fact, event or circumstance that is reasonably likely to result in any material adverse effect or that would constitute a material breach of any of our representations, warranties, covenants or agreements in the merger agreement;

•	we agreed that, upon completion of the merger, Wachovia will indemnify and hold harmless all past and present officers, directors and employees of SouthTrust to the same extent they are indemnified or have the right to advancement of expenses under SouthTrust’s articles, by-laws and indemnification agreements and to the fullest extent permitted by law;

•	we agreed that Wachovia will use reasonable best efforts to provide directors’ and officers’ liability insurance for a period of six years after completion of the merger to the present and former directors and officers of SouthTrust;

•	we agreed that Wachovia will continue providing benefits coverage to employees of SouthTrust that is substantially similar, in the aggregate, to the benefits coverage currently provided by SouthTrust until the benefits transition date when such employees become participants in replacement benefit arrangements;

•	we agreed that following the benefits transition date, Wachovia will provide employees from SouthTrust who become employees of Wachovia with employee benefit coverage substantially identical to those provided to similarly situated Wachovia employees;

•	we agreed that SouthTrust will make modifications to its loan, litigation and real estate valuation policies that we may mutually agree upon; and

•	we agreed to consult each other with respect to the character, amount and timing of restructuring charges to be taken by each of us in connection with the transactions contemplated by the merger agreement, and to take such charges in accordance with GAAP.

Conditions to Completion of the Merger

Wachovia’s and SouthTrust’s obligations to complete the merger are subject to the satisfaction or written waiver, where permissible, of a number of conditions, including the following:

•	the plan of merger must be approved by the holders of a majority of the outstanding shares of common stock of each company;

•	the Wachovia common stock that is to be issued in the merger must be approved for listing on the NYSE (including shares to be issued following exercise of the SouthTrust employee and director stock options assumed by Wachovia) and the registration statement filed with the SEC with this document must be effective;

•	the required regulatory approvals must be obtained without any conditions that could have a material adverse effect on the combined company and any waiting periods required by law must expire;

•	there must be no government action or other legal restraint or prohibition preventing completion of the merger;

•	Wachovia must receive an opinion of Sullivan & Cromwell LLP and SouthTrust must receive an opinion of Bradley Arant Rose & White LLP, each dated as of the date the merger is completed, that, on the basis of facts, representations and assumptions set forth in each of these opinions, the merger will be treated as a tax-free reorganization under federal tax laws, Wachovia and SouthTrust will be parties to the reorganization, and no gain or loss will be recognized by SouthTrust shareholders who receive shares of Wachovia stock in exchange for all of their SouthTrust common stock, except with respect to any cash received instead of fractional interests; and

•	the representations and warranties of the other party to the merger agreement must be true and correct, except as would not or would not reasonably be expected to have a material adverse effect, as defined in the merger agreement, and the other party to the merger agreement must have performed in all material respects all obligations required to be performed by it under the merger agreement.

No assurance can be provided as to if, or when, the required regulatory approvals necessary to consummate the merger will be obtained, or whether all of the other conditions to the merger will be satisfied or waived by the party permitted to do so. As discussed below, if the merger is not completed on or before March 31, 2005, either Wachovia or SouthTrust may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements set forth in the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before or after the plan of merger is approved by Wachovia and SouthTrust shareholders:

•	by our mutual consent;

•	by either of us if any governmental entity that must grant a regulatory approval has denied approval of the merger by final and nonappealable action, but not by a party whose action or inaction caused such denial;

•	by either of us if the merger is not completed on or before March 31, 2005, but not by a party whose action or inaction caused such delay;

•	by either of us if the other party is in a continuing breach of a representation, warranty or covenant contained in the merger agreement, after 60 days’ written notice to the breaching party, as long as that breach would also allow the non-breaching party not to complete the merger;

•	by either of us if the other party’s board of directors submits the plan of merger to its shareholders without a recommendation for approval or with special and materially adverse qualifications on the approval, or if the other party’s board otherwise withdraws or materially and adversely modifies its recommendation for approval or discloses an intention to do so;

•	by Wachovia (but not by SouthTrust) if SouthTrust’s board recommends an acquisition proposal other than the merger, or if SouthTrust’s board negotiates or authorizes negotiations with a third party regarding an acquisition proposal other than the merger and those negotiations continue for at least three business days, except that negotiations will not include the request and receipt of information from any person that submits an acquisition proposal, or discussions regarding such information for the sole purpose of ascertaining the terms of the acquisition proposal and determining whether SouthTrust’s board will in fact engage in or authorize negotiations; or

•	by SouthTrust for a period of 10 days (but expiring immediately after the SouthTrust special shareholder meeting) after a public announcement that Wachovia has agreed to or become the subject of an acquisition transaction. If SouthTrust terminates the merger agreement pursuant to this provision, Wachovia will reimburse SouthTrust for its reasonable expenses incurred in the merger and pay it a cash termination fee of $100 million.

For purposes of the merger agreement, an “acquisition transaction” means, with respect to Wachovia,

•	the merger or consolidation of Wachovia with another person or reorganization or recapitalization of Wachovia which results in Wachovia shareholders immediately prior to the transaction not owning immediately after the transaction more than 50% of the total voting power of the surviving entity; or

•	the acquisition by a person or a group of (i) more than 50% of Wachovia’s voting securities, (ii) the right to elect more than 50% of Wachovia’s board, or (iii) all or substantially all of Wachovia’s assets.

The failure of either SouthTrust or Wachovia to obtain the shareholder vote required for the merger will not by itself give either company the right to terminate the merger agreement. As long as no other termination event has occurred, both companies will remain obligated to continue to use their reasonable best efforts to complete the merger until March 31, 2005, which, depending on the timing of the failed meeting, could include calling additional shareholders’ meetings. During this period SouthTrust cannot undertake any other mergers or business combination transactions without the consent of Wachovia. Furthermore, any decision by the SouthTrust board of directors to withdraw or adversely modify its recommendation of the merger, or recommend an acquisition proposal other than the merger, or negotiate or authorize negotiations with a third party regarding an acquisition proposal other than the merger will not give SouthTrust the right to terminate the merger agreement. The boards of directors of both companies considered, and believed it was appropriate to make, the foregoing commitments for the limited period of time involved, especially in light of the relatively short term of the commitments and the relatively lengthy regulatory and integration processes involved in such transactions. Moreover, similar provisions have been used in many recent banking mergers involving consideration over $10 billion.

Waiver and Amendment of the Merger Agreement

At any time before completion of the merger, either of us may, to the extent legally allowed, waive in writing compliance by the other with any provision contained in the merger agreement. Subject to compliance with applicable law, we may amend the merger agreement by a written agreement at any time before or after Wachovia shareholders or SouthTrust shareholders approve the plan of merger, except that after the Wachovia shareholders or SouthTrust shareholders have given their approval, there may not be any amendment of the merger agreement that would require the plan of merger to be resubmitted to the Wachovia shareholders or SouthTrust shareholders.

Wachovia may also change the structure of the merger, as long as any change does not change the amount or type of consideration to be received by SouthTrust shareholders and the holders of employee or director options to purchase SouthTrust common stock, does not adversely affect the timing of completion of the merger, does not adversely affect the tax consequences of the merger to SouthTrust shareholders and does not cause any of the conditions to complete the merger to be incapable of being satisfied.

Regulatory Approvals Required for the Merger

We have agreed to use all reasonable best efforts to obtain the regulatory approvals required for the merger. We refer to these approvals, along with the expiration of any statutory waiting periods related to these approvals, as the “requisite regulatory approvals”. These include approval from the Federal Reserve Board and various state regulatory authorities. We have either filed or intend to complete the filing promptly after the date of this joint proxy statement-prospectus of applications and notifications to obtain the requisite regulatory approvals. The merger cannot proceed in the absence of the requisite regulatory approvals. We cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of receipt of any of these approvals, the terms thereof or the absence of any litigation challenging them. Likewise, we cannot assure you that the DOJ or a state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, as to the result of that challenge.

We are not aware of any other material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described below. We presently contemplate that if any additional governmental approvals or actions are required, these approvals or actions will be sought. However, we cannot assure you that any of these additional approvals or actions will be obtained.

Federal Reserve Board. The merger is subject to approval by the Federal Reserve Board under the Bank Holding Company Act. Assuming the Federal Reserve Board approves the merger, the merger may not be consummated for 30 days, during which time the DOJ may challenge the merger on antitrust grounds and seek divestiture of certain assets and liabilities. With agreement of the Federal Reserve Board and the DOJ, this waiting period may be reduced to no fewer than 15 days. Wachovia filed, and the Federal Reserve Board accepted for filing, the application to acquire SouthTrust on July 12, 2004.

The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize, or to attempt to monopolize, the business of banking in any part of the United States, or that may have the effect in any section of the United States of substantially lessening competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

Also, in reviewing a transaction under the Bank Holding Company Act, the Federal Reserve Board will consider the financial and managerial resources of our companies and their subsidiary banks and the convenience and needs of the communities to be served. As part of its consideration of these factors, we expect that the Federal Reserve Board will consider the regulatory status of Wachovia and SouthTrust, including legal and regulatory compliance matters, and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended, and the regulations issued under that statute. The review of these factors relates to both the decision on the application and the timing of that decision, as well as any conditions that might be imposed.

Under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board will take into account our records of performance in meeting the credit needs of the communities, including low- and moderate-income neighborhoods, served by our companies. Each of our banking subsidiaries has received either an outstanding or a satisfactory rating in its most recent Community Reinvestment Act examinations from its federal regulator with respect to this criterion.

The Federal Reserve Board will furnish notice and a copy of the application for approval of the merger to the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the appropriate state regulatory authorities. These agencies have 30 days to submit their views and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from any of these agencies within this 30-day period. Furthermore, the Bank Holding Company Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the application submitted by Wachovia for approval of the merger, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. Any hearing or meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.

If the DOJ were to commence an antitrust action, that action would stay the effectiveness of Federal Reserve Board approval of the merger unless a court specifically orders otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. In particular, the DOJ may focus on the impact of the merger on competition for loans and other financial services to small and middle market businesses. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

On August 25, 2004, the DOJ advised Wachovia that Wachovia and SouthTrust should sell 18 SouthTrust branches having in the aggregate approximately $590 million in deposits, and related loans, in order to avoid a determination by the DOJ that the merger would have a significant adverse effect on competition in the relevant markets. The Federal Reserve Board will also make a determination of required divestitures and has not agreed to a divestiture requirement. Wachovia and SouthTrust have taken a divestiture requirement into account in planning for the merger, and although there can be no assurances, we believe that the divestitures will not have a material negative effect on the combined company. Under Federal Reserve Board policy, the merger cannot be completed until there is an executed definitive agreement for the divestitures.

Other Regulatory Authorities. Applications or notifications have been or are being filed with various state and/or foreign regulatory authorities and self-regulatory organizations in connection with acquisitions or changes in control of subsidiaries of SouthTrust, including banks, broker-dealers and insurance subsidiaries, that may be deemed to result from the merger. In addition, the merger may be reviewed by the attorneys general in the various states in which Wachovia and SouthTrust own banking subsidiaries. These authorities may be empowered under the applicable state laws and regulations to investigate or disapprove the merger under the circumstances and based upon the review provided for in applicable state laws and regulations.

Antitrust. Because the merger involves activities that are not subject to review by the Federal Reserve Board under Section 4 of the Bank Holding Company Act, it is partially subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act. The HSR Act prohibits the completion of transactions such as the merger unless the parties notify the Federal Trade Commission, or FTC, and the DOJ in advance and a specified waiting period expires. Wachovia and SouthTrust filed pre-merger notification and report forms with the FTC and the Antitrust Division of the DOJ. A transaction or portion of a transaction that is notifiable under the HSR Act may not be consummated until the expiration of a 30 calendar-day waiting period, or the early termination of that waiting period, following the filing of pre-merger notification and report forms by the parties with the FTC and DOJ. On August 6, 2004, the FTC and DOJ notified Wachovia and SouthTrust that the waiting period referenced in the preceding sentence has terminated. At any time before or after the merger and the exchange of shares, the FTC or the DOJ could take whatever action under the antitrust laws it deems necessary or desirable in the public interest, including seeking to enjoin the merger or the exchange of shares, or seeking a divestiture of shares or assets.

Material Federal Income Tax Consequences

The following section describes the anticipated material United States federal income tax consequences of the merger to holders of SouthTrust common stock. This discussion addresses only those SouthTrust shareholders that hold their SouthTrust common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and does not address all the United States federal income tax consequences that may be relevant to particular SouthTrust shareholders in light of their individual circumstances or to SouthTrust shareholders that are subject to special rules, such as:

•	financial institutions,

•	investors in pass-through entities,

•	insurance companies,

•	tax-exempt organizations,

•	dealers in securities or currencies,

•	traders in securities that elect to use a mark to market method of accounting,

•	persons that hold SouthTrust common stock as part of a straddle, hedge, constructive sale or conversion transaction,

•	persons who are not citizens or residents of the United States, and

•	shareholders who acquired their shares of SouthTrust common stock through the exercise of an employee stock option or otherwise as compensation.

The following is based upon the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed in this document. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

In rendering their opinions, Sullivan & Cromwell LLP and Bradley Arant Rose & White LLP have relied upon factual representations of SouthTrust and Wachovia and upon customary assumptions, including the assumption that the merger will be consummated in accordance with the terms of the merger agreement. Neither of these tax opinions will be binding on the Internal Revenue Service. Neither Wachovia nor SouthTrust intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger.

Tax Consequences of the Merger Generally. In the opinion of Sullivan & Cromwell LLP, counsel to Wachovia, and Bradley Arant White & Rose LLP, counsel to SouthTrust, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and each of Wachovia and SouthTrust will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. As a consequence:

•	no gain or loss will be recognized by shareholders of SouthTrust who receive shares of Wachovia common stock in exchange for shares of SouthTrust common stock pursuant to the merger, except with respect to any cash received instead of fractional share interests in Wachovia common stock;

•	the aggregate basis of the Wachovia common stock received in the merger will be the same as the aggregate basis of the SouthTrust common stock for which it is exchanged, less any basis attributable to fractional share interests in Wachovia common stock for which cash is received; and

•	the holding period of Wachovia common stock received in exchange for shares of SouthTrust common stock will include the holding period of the SouthTrust common stock for which it is exchanged.

Cash Received Instead of a Fractional Share of Wachovia Common Stock. A shareholder of SouthTrust who receives cash instead of a fractional share of Wachovia common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Wachovia. As a result, a SouthTrust shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

We urge you to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of United States federal, state or local, or foreign and other tax laws.

Tax Opinions as Condition to Merger. We will not be obligated to complete the merger unless Wachovia receives a further opinion of Sullivan & Cromwell LLP and SouthTrust receives a further opinion of Bradley Arant Rose & White LLP, each in form and substance reasonably satisfactory to us, and dated as of the date of completion of the merger, concluding that (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) Wachovia and SouthTrust will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized by shareholders of SouthTrust who receive shares of Wachovia common stock in exchange for all their SouthTrust common stock, except with respect to any cash received in lieu of fractional shares. In rendering their opinions, counsel will require and rely upon factual representations contained in certificates of officers of Wachovia and SouthTrust.

Like other conditions to the merger, the merger agreement allows us to waive this condition. However, if the receipt of either of the legal opinions is waived, we will recirculate revised proxy materials and resolicit the vote of shareholders.

Backup Withholding and Information Reporting. Payments of cash to a holder of SouthTrust common stock instead of a fractional share of Wachovia common stock may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Accounting Treatment

We will treat the merger as a purchase by Wachovia of SouthTrust under GAAP. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of completion of the merger, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after completion of the merger reflect these values, but are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

All unaudited pro forma financial information contained in this joint proxy statement-prospectus has been prepared using the purchase method to account for the merger. The final allocation of the purchase price will be determined after the merger is completed and after completion of a thorough analysis to determine the fair values of SouthTrust’s tangible and identifiable intangible assets and liabilities. In addition, estimates related to restructuring and merger-related charges are subject to final decisions related to combining the companies. Accordingly, the final purchase accounting adjustments, restructuring and merger-related charges may be materially different from the unaudited pro forma adjustments presented in this document. Any decrease in the net fair value of the assets and liabilities of SouthTrust as compared to the information shown in this document will have the effect of increasing the amount of the purchase price allocable to goodwill.

Stock Exchange Listing

Wachovia has agreed to use all reasonable best efforts to list the Wachovia common stock to be issued in the merger on the NYSE (including shares to be issued following exercise of the SouthTrust employee and director stock options assumed by Wachovia). It is a condition to the completion of the merger that those shares be approved for listing on the NYSE, subject to official notice of issuance. Following the merger, Wachovia expects that its common stock will continue to trade on the NYSE under the symbol “WB”.

Expenses

The merger agreement provides that each of Wachovia and SouthTrust will pay its own expenses in connection with the merger and the transactions contemplated by the merger agreement. However, Wachovia and SouthTrust will divide equally the payment of all printing costs, filing fees and registration fees paid to the SEC in connection with the filing of this document and the payment of all fees paid for filings with governmental authorities. In the event SouthTrust terminates the merger agreement after a public announcement that Wachovia has agreed to or become the subject of an acquisition transaction that would result in a change of control of Wachovia, Wachovia will reimburse SouthTrust for its reasonable expenses incurred in the merger and pay it a cash termination fee of $100 million.

Dividends

Before the merger, we will coordinate the declaration and payment of regular quarterly cash dividends on Wachovia common stock and SouthTrust common stock with the intent that SouthTrust shareholders will not receive more than one dividend, or fail to receive one dividend, for any single quarter. If the merger is not completed before the record date for the dividend on Wachovia common stock for the fourth quarter of 2004, which is expected to be November 30, 2004, SouthTrust may increase the quarterly cash dividend per share on SouthTrust common stock for the fourth quarter and until the merger is completed to an amount per share equal to Wachovia’s then-current quarterly cash dividend per share multiplied by the exchange ratio.

After the merger, Wachovia’s dividend policy will continue for the combined company, but this policy is subject to change at any time. In the second quarter of 2004, Wachovia declared a dividend of $0.40 per share of Wachovia common stock, and SouthTrust declared a dividend of $0.24 per share of SouthTrust common stock. Based on the 0.89 exchange ratio and these dividend rates, following the merger, holders of SouthTrust common stock would receive an anticipated dividend rate increase of approximately 48% (from $0.24 to $0.356 per share of SouthTrust common stock equivalent). All dividends on Wachovia common stock will be payable when, as and if declared by the board of directors out of funds legally available for the payment of dividends by a North Carolina corporation. All dividends are also subject to certain legal limitations under federal banking law.

For further information, please see “Price Range of Common Stock and Dividends” beginning on page [•].

Interests of Certain Persons in the Merger

Some of SouthTrust’s executive officers and directors have interests in the merger that are in addition to and may be different from the interests as SouthTrust shareholders they may share with you. The SouthTrust and Wachovia boards were aware of these different interests and considered them, among other matters, in adopting the merger agreement and the transactions it contemplates.

Wachovia Board Positions

When the merger is completed, three current members of SouthTrust’s board of directors, including Wallace D. Malone, Jr., Chairman and Chief Executive Officer of SouthTrust, will be appointed to Wachovia’s board of directors. In addition, in the merger agreement, Wachovia has agreed to nominate at its next annual shareholders’ meeting two of those directors to each serve a three-year term and one of those directors to serve a two-year term. Non-employee members of SouthTrust’s board of directors who are added to Wachovia’s board of directors will receive customary fees from Wachovia for being a director in accordance with Wachovia’s current policy. See “Wachovia Board Composition”.

Mr. Malone will also serve as Wachovia’s Vice Chairman following completion of the merger.

Executive Employment Agreements and Other Arrangements

Wallace D. Malone, Jr., Employment Agreement. Wallace D. Malone, Jr., Chairman and Chief Executive Officer of SouthTrust, has been employed by SouthTrust for 45 years and has served as its Chief Executive Officer for 24 of those years. In October 1984, SouthTrust entered into an employment agreement with Mr. Malone, providing for the employment of Mr. Malone in a capacity at least equal to the capacity in which he was then serving for an initial term commencing as of October 19, 1984 and ending on December 31, 1992, subject to being automatically renewed for an additional period of one year, so that the term of employment under the employment agreement will always be at least five years. Following the merger, Mr. Malone will serve as Wachovia’s Vice Chairman. Because Mr. Malone’s duties will change following the merger (as he will no longer be the chief executive officer), Wachovia and SouthTrust believe Mr. Malone would have a basis under the employment agreement to terminate his employment for “good reason” and receive the payments described in this section. If Mr. Malone elects to terminate his employment with Wachovia for good reason, or if Wachovia terminates his employment for any reason other than death, disability or cause at any time following completion of the merger, Mr. Malone will be entitled to receive the five-year termination payments under the terms of the employment agreement described below, which we currently estimate would be approximately $30.3 million in the aggregate.

Mr. Malone would be entitled to receive annual termination payments, based upon his annual base salary as in effect immediately prior to such termination and his highest annual bonus for a specified period prior to such termination (or, if higher, the annual bonus he would have been entitled to receive during the calendar year in which termination occurs if performance up to the termination date were annualized) for a period of five years. SouthTrust and Wachovia have agreed that Mr. Malone’s highest annual bonus will be calculated, consistent with the meaning of such term established under all other SouthTrust executive employment agreements, by taking into account any bonus amounts paid, amounts paid under certain short-term incentive plans and individual incentive plans, amounts paid under the SouthTrust Cash Profit Sharing Plan, and cash and fair market value of any stock (other than stock received upon exercise of a stock option) under the SouthTrust Long-Term Incentive Plan.

If Mr. Malone’s employment is terminated due to his death or disability or for cause, then no further or additional payments or benefits will be due to Mr. Malone under the employment agreement.

The employment agreement provides that Mr. Malone’s annual base salary is subject to adjustment by the board of directors as of the end of any calendar year, but that his annual base salary may not be reduced below his annual base salary for the immediately preceding year. Mr. Malone’s annual base salary for 2004 is $1 million, and we expect that his annual base salary for 2005 will also be $1 million.

The employment agreement further provides that Mr. Malone will be awarded an annual cash bonus pursuant to SouthTrust’s Senior Officer Performance Incentive Plan or any comparable plan of the employer. Wachovia and Mr. Malone have agreed that, following completion of the merger, instead of a receiving a bonus under the Senior Officer Performance Incentive Plan, Mr. Malone will participate in the Wachovia Senior Management Incentive Plan beginning January 1, 2005. Wachovia has agreed that Mr. Malone will be eligible to receive, beginning in 2005, an annual short-term incentive in the amount of $3.5 million if target performance is achieved for the year. Target performance is established in accordance with the terms of the Wachovia Senior Management Incentive Plan, which also provides that a participant may receive a lesser or greater incentive payment if actual performance is within a range of results below or above the established target performance. Therefore, Mr. Malone’s annual short-term incentive payment could be less than or greater than $3.5 million, based on actual performance.

Mr. Malone’s employment agreement provides that additional payments will be made to him to reimburse him for any excise taxes that may be owed in the event that payments under his agreement are “excess parachute payments” under the Internal Revenue Code.

Mr. Malone’s employment agreement also provides that he will be provided employee benefits at least equal to those provided to him as of January 1996, and, if the company increases the employee benefits provided to its employees, he will be entitled to substantially the same employee benefits provided to employees occupying comparable positions. The agreement further provides that if Mr. Malone is terminated without cause, or if he terminates his employment for good reason or during a limited period following a change of control, he will be permitted to retain any automobile owned by the company which he may be using at that time.

Other Executive Employment Agreements. SouthTrust or certain of its subsidiaries are parties to agreements with nine executive officers that become effective only upon a change of control of SouthTrust and therefore will become effective upon the completion of the merger. These agreements provide for employment of the executive for a period of three years during which such executive is entitled to receive an annual base salary at least equal to the executive’s annual base salary as in effect as of the completion of the merger and an annual bonus that is at least equal to the executive’s highest annual bonus for a specified period prior to the completion of the merger. The executive’s highest annual bonus is calculated by taking into account any bonus amounts paid, amounts paid under certain short-term incentive plans and individual incentive plans, amounts paid under the SouthTrust Cash Profit Sharing Plan, and cash and the fair market value of any stock (other than stock received upon exercise of a stock option) under the SouthTrust Long-Term Incentive Plan. If the merger is completed before the end of 2004, as expected, each of these SouthTrust executive officers will receive an aggregate annual bonus for 2004, including short-term and long-term incentive awards and other bonuses as described in the previous sentence, that is at least equal to the following amounts:

Executive Officer	Minimum 2004 Annual Bonus
Thomas H. Coley	$1,078,517
R. Glenn Eubanks	1,075,927
E. Frank Schmidt	1,015,402
Fred Crum	540,280
Robert Dewey	182,443
John Gresham	189,809
William Wells	87,500
Richard White	214,830
Alton Yother	119,032

These executive employment agreements also provide that, if the executive is terminated for any reason other than death, disability or cause, the executive is entitled to receive annual termination payments, based upon the executive’s annual base salary as in effect immediately prior to such termination and the executive’s highest annual bonus for a specified period prior to such termination (or, if higher, the annual bonus he would have been entitled to receive during the calendar year in which termination occurs if performance up to the termination date were annualized), for a period of three years. The employment agreement also provides that if it is terminated by the employer without cause, the executive will be permitted to retain any automobile owned by the company which the executive is using at that time, and the company will, for the remainder of the original three-year term of the agreement, pay on behalf of the executive the same allowances for country clubs, social clubs, civic organizations and similar organizations as the employer had paid on behalf of the executive before the termination. The employment agreement also provides that the executive will be provided employee benefits commensurate with those provided to the executive prior to the change of control, and if the employer increases the employee benefits provided to its employees, the executive will be entitled to substantially the same employee benefits provided to executives occupying comparable positions.

Prior to the completion of the merger, SouthTrust, in consultation with Wachovia, plans to amend the employment agreements described above between SouthTrust and seven of the executive officers to adjust the compensation provided in the agreements beginning as of January 1, 2005, and to provide that, under certain circumstances and/or during certain limited periods of time, the executive may elect to terminate the executive’s employment and receive annual termination payments, based upon the executive’s annual base salary as in effect immediately prior to such termination and the executive’s highest annual bonus for a specified period prior to such termination, for a period of three years. The executive will also be entitled to these termination payments if the executive terminates his employment under the employment agreement because Wachovia has breached the employment agreement by failing to pay the executive the compensation called for by the agreement as amended or by failing to assign the executive to serve in a capacity and perform executive functions that are commensurate in responsibility, importance and scope as the capacity and executive functions of the executive immediately prior to the merger, but only if the executive gives Wachovia written notice and 30 days to correct the breach. The proposed amendments will also provide that the executive will participate in the Wachovia Senior Management Incentive Plan and will be eligible to receive an annual short-term incentive in a specified amount if target performance is achieved for the year. Target performance is established in accordance with the terms of the Wachovia Senior Management Incentive Plan, which also provides that a participant may receive a lesser or greater incentive payment if actual performance is within a range of results below or above the established target performance. The proposed amendments also set forth the projected economic value of the annual stock award expected to be granted to the executive under the applicable Wachovia stock incentive plans. A percentage of these grants is expected to be in the form of restricted stock of Wachovia and the remainder of the grants is expected to be in the form of stock options, as determined at the discretion of Wachovia in accordance with its policies and procedures in effect at the time of the grant.

The following chart sets forth the annual salary, target annual bonus/short-term incentive award and expected long-term incentive award for each executive officer pursuant to the proposed amendments, together with the estimated aggregate termination payments that would be payable to each executive under the amended agreements if the executive’s employment is terminated within the applicable time frames, based upon the compensation levels set forth in the amended agreements. The salary, bonus and incentive awards for an executive may be increased from time to time following the completion of the merger, which would in turn increase the aggregate termination payments.

Executive Officer	Annual Salary	Target Annual Bonus/Short- Term Incentive Award	Annual Long-Term Incentive Award	Aggregate Termination Payments
Thomas H. Coley	$575,000	$1,525,000	$2,500,000	$6,300,000
R. Glenn Eubanks	550,000	1,400,000	2,000,000	5,850,000
E. Frank Schmidt	400,000	1,250,000	1,600,000	4,950,000
Fred Crum	250,000	312,000	500,000	2,370,840
William Wells	260,000	325,000	450,000	1,755,000
Robert Dewey	300,000	225,000	400,000	1,575,000
Alton Yother	240,000	120,000	386,000	1,080,000

Any executive, other than Mr. Malone, whose employment agreement is not amended as described above, and whose job is changed after the completion of the merger so that it is no longer commensurate with the capacity in which the executive is serving prior to the completion of the merger, may voluntarily leave the employ of Wachovia following the completion of the merger and receive the termination benefits provided in the agreement, provided that the employee gives Wachovia 30 days written notice and allows Wachovia an opportunity to cure the adverse job change. For purposes of these executive employment agreements, the continuation of an executive’s job pending the conclusion of the transition (as it relates to the executive’s work) in connection with the merger will be viewed as commensurate employment.

We currently estimate that cash termination payments of up to $27 million in the aggregate could become payable if all nine of the executive officers were terminated within the time frames covered under the agreements, although we do not believe that all such executives will terminate employment with Wachovia within the applicable time frames.

The agreements with the executives also provide that additional payments will be made to the executives to reimburse them for any excise taxes that may be owed in the event that payments under the agreements are “excess parachute payments” under the Internal Revenue Code.

Other Arrangements with respect to Wallace D. Malone, Jr. If the merger is completed, we expect that Wachovia will make stock awards to Mr. Malone in April 2005 under the applicable Wachovia stock incentive plan having an aggregate economic value of approximately $10 million at the date of grant. A percentage of these stock awards is expected to be in the form of restricted common stock of Wachovia and the remainder of the grants is expected to be in the form of stock options, as determined at the discretion of Wachovia in accordance with the policies and procedures in effect at the time of the grant. The economic value of a restricted stock award is calculated by multiplying the number of shares subject to the award by the value of the common stock on the date of grant. The economic value of a stock option award is an illustrative value of what the award may be worth over time based on the number of shares subject to the option grant, the option exercise price (which will be the then-current market price of the common stock) and the Black-Scholes model of option valuation.

Under the Wallace D. Malone, Jr. Nonqualified Deferred Compensation Plan and Agreement entered into in February 1998 and amended in July 2004, approximately 710,208 shares of SouthTrust common stock are to be paid to Mr. Malone as deferred compensation in consideration of Mr. Malone continuing in his capacity as Chief Executive Officer from February 1998 through January 31, 2003. The original benefit as of February 1, 1998 under this plan consisted of an obligation on the part of SouthTrust to provide Mr. Malone 200,000 shares of SouthTrust common stock to be adjusted appropriately from time to time to reflect stock splits and to reflect the reinvestment in SouthTrust common stock of any earnings and dividends declared on the common stock. The benefit became fully vested on January 31, 2003, and is payable to Mr. Malone as a one-time payment of all of the shares by March 15 of the year following the year in which his employment with SouthTrust ceases. The plan was amended in July 2004 to delete a provision in the original plan that would have accelerated payment of the benefit to Mr. Malone upon a change of control. This deferred benefit would be equal to 632,085 shares of Wachovia common stock, based on the exchange ratio in the merger, which would have a market value of approximately $[•] based on the [•], 2004 closing price of Wachovia common stock.

Under the Wallace D. Malone, Jr. Second Nonqualified Deferred Compensation Plan and Agreement entered into between SouthTrust and Mr. Malone in October 2000, Mr. Malone is entitled to receive an annual retirement benefit for life. The benefit equals the present value of the effect of a market competitive annual base salary increase for Mr. Malone, including the effect of such salary increase on Mr. Malone’s participation in the benefit programs sponsored by SouthTrust. The annual benefit payable to Mr. Malone also depends upon the date Mr. Malone’s employment terminates. Wachovia will assume the obligations of this plan in the merger. If Mr. Malone retired as of December 31, 2004, which we do not expect to occur, he would be entitled to receive the maximum annual benefit of $697,081 per year for the remainder of his life pursuant to this plan. Wachovia has agreed to establish a non-qualified deferred compensation plan to provide Mr. Malone with a retirement benefit in connection with his continued employment by Wachovia after January 1, 2005.

SouthTrust Long-Term Incentive Plans

Stock Options. Employees, including executive officers, of SouthTrust have received, from time to time, grants of stock options under SouthTrust’s Long-Term Incentive Plan adopted in 1996. Under the terms of the plan, upon a change of control of SouthTrust, any and all stock options granted under the plan become immediately exercisable and remain exercisable throughout the life of the option. As of the date of this joint proxy statement-prospectus, SouthTrust executive officers held options to acquire an aggregate of [•] shares of SouthTrust common stock at a weighted average exercise price of $[•].

The following chart sets forth information regarding the aggregate stock options held by executive officers of SouthTrust that are not currently exercisable but will become exercisable upon completion of the merger pursuant to the terms of the plan and the weighted average exercise price of those options. The executive officers each may hold additional options that are already exercisable and are not reflected in this chart.

Executive Officer	Number of Stock Options to Become Exercisable	Weighted Average Exercise Price
Wallace D. Malone, Jr.	1,050,000	$27.92
Thomas H. Coley	260,000	30.02
R. Glenn Eubanks	210,000	29.18
E. Frank Schmidt	185,000	28.58
Fred Crum	92,000	27.83
Robert Dewey	75,000	28.70
John Gresham	75,000	28.70
William Wells	28,500	28.68
Richard White	85,000	28.15
Alton Yother	39,000	28.35

Total:	2,099,500	$28.44

In addition, SouthTrust granted stock options in April 2004 to each of its non-employee directors under SouthTrust’s 2004 Long Term Incentive Plan. Under the terms of the plan, upon a change of control of SouthTrust, any and all stock options granted under the plan become immediately exercisable and remain exercisable throughout the life of the option. Each SouthTrust non-employee director holds options to purchase 3,000 shares of SouthTrust common stock at an exercise price of $31.01 per share. These options are not currently exercisable but will become exercisable upon completion of the merger pursuant to the terms of the plan. The non-employee directors do not hold any other options under either of SouthTrust’s Long Term Incentive Plans.

Performance Shares. Employees, including executive officers, of SouthTrust have received grants of performance shares under SouthTrust’s Long-Term Incentive Plan adopted in 1996. Under the terms of the plan, upon a change of control of SouthTrust, the vesting of all performance shares is accelerated as of the date of the change of control, and participants under the plan will receive payments within 30 days following the change of control in a combination of cash and stock. According to the terms of the plan, the amount of the payment will be based upon certain assumed performance achievement and will be pro rated based on the length of time in the performance period that has elapsed prior to the time of acceleration. We currently estimate that the aggregate value of the payments, 50% of which will be in the form of cash and 50% of which will be in the form of common stock, to executive officers of SouthTrust following completion of the merger in connection with the acceleration of vesting of outstanding performance shares under the plan will be approximately $13.5 million.

The following chart sets forth the amounts of the estimated value of the shares and cash to be issued and paid to each executive officer following completion of the merger in connection with the acceleration of vesting of outstanding performance shares under the terms of the plan, assuming that the merger is completed at the beginning of the fourth quarter of 2004 and assuming that each SouthTrust performance share has a value of $41.83 when the merger is completed (based on the $47.00 per share closing price of Wachovia common stock on the last trading day preceding the announcement of the merger multiplied by the exchange ratio). If the merger is completed later in the fourth quarter, the value of the payments may be greater since the calculation under the plan factors in the length of time in the performance period that has elapsed prior to completion of the merger. The value may also be higher or lower than these estimates depending upon the market value of Wachovia common stock when the merger is completed.

Executive Officer	Estimated Value of Aggregate Payment
Wallace D. Malone, Jr.	$7,117,300
Thomas H. Coley	1,793,000
R. Glenn Eubanks	1,670,900
E. Frank Schmidt	1,515,300
Fred Crum	711,700
Robert Dewey	160,400
John Gresham	200,900
William Wells	99,700
Richard White	135,900
Alton Yother	144,000

Other Pension and Retirement Benefits

SouthTrust maintains a noncontributory, defined benefit pension plan that covers all employees who have been in the employ of SouthTrust or one of its subsidiaries for more than one year. In addition, SouthTrust maintains several supplemental retirement arrangements on behalf of Mr. Malone and the executive officers of SouthTrust. Wachovia will assume the obligations of those arrangements following the merger. Under the pension plan and all of the supplemental retirement arrangements, we currently estimate that annual payments and benefits would be payable at normal retirement age to Mr. Malone and the five other executive officers of SouthTrust who are currently eligible to retire, if they retire, in the following approximate amounts per year (based on their current compensation and years of service): Mr. Malone - $3,765,115 (but increasing by $244,730 per year if employment continues through December 31, 2004); Mr. Coley - $215,724; Mr Schmidt - $432,450; Mr. Crum - $185,258; Mr. Gresham - $114,651; and Mr. White - $53,569; and the six executives in the aggregate of $4,766,767 (but increasing by $244,730 per year if Mr. Malone’s employment continues through December 31, 2004). These individuals are eligible for these benefits regardless of the merger.

In connection with the non-qualified deferred compensation plans of SouthTrust that Wachovia will assume in the merger, Wachovia has agreed that it will, on December 31 of each year following the completion of the merger, compare the assets in the “rabbi trusts” associated with each plan with the benefit liabilities under the plans as calculated by actuaries selected by Wachovia. If necessary, within 180 days following the December 31 comparison, Wachovia will add to each “rabbi trust” an amount sufficient to cause the trust assets to equal the benefit liabilities for the related plan as of the December 31 comparison.

Indemnification and Insurance

The merger agreement provides that, upon completion of the merger, Wachovia will, to the fullest extent permitted by law, indemnify, defend and hold harmless all present and former directors, officers and employees of SouthTrust against all costs and liabilities arising out of actions or omissions occurring at or before the completion of the merger to the same extent as directors, officers and employees of SouthTrust are indemnified or have the right to advancement of expenses under SouthTrust’s certificate of incorporation and by-laws, any indemnification agreements of SouthTrust and to the fullest extent permitted by law.

The merger agreement also provides that for a period of six years after the merger is completed, Wachovia will use all reasonable best efforts to provide director’s and officer’s liability insurance for the present and former officers and directors of SouthTrust with respect to claims arising from facts or events occurring before the merger is completed. This director’s and officer’s liability insurance will contain at least the same coverage and amounts, and terms and conditions no less advantageous, as SouthTrust’s existing coverage. However, if

Wachovia is unable to maintain or obtain such levels of insurance, it will use all reasonable best efforts to obtain as much comparable insurance as is reasonably available.

Restrictions on Resales by Affiliates

The shares of Wachovia common stock that SouthTrust shareholders will own following the merger have been registered under the Securities Act of 1933. They may be traded freely and without restriction by you if you are not deemed to be an affiliate of Wachovia, SouthTrust or the combined company under the Securities Act. An “affiliate” of Wachovia, SouthTrust or the combined company, as defined by the rules under the Securities Act, is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Wachovia, SouthTrust or the combined company, as the case may be. Persons that are affiliates of Wachovia or SouthTrust at the time the merger is submitted for vote of the SouthTrust shareholders or of the combined company following completion of the merger may not sell their shares of Wachovia common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rules 144 and 145 under the Securities Act. Affiliates generally include directors, executive officers and beneficial owners of 10% or more of any class of capital stock.

This joint proxy statement-prospectus does not cover any resale of Wachovia common stock received in the merger by any person that may be deemed to be an affiliate of SouthTrust, Wachovia or the combined company.

No Appraisal Rights

Under applicable Delaware law, holders of SouthTrust common stock do not have any appraisal rights in connection with the merger. Under applicable North Carolina law, holders of Wachovia capital stock do not have any appraisal rights in connection with the merger.

Stock Option Agreement

The following discussion describes the material provisions of the stock option agreement. We urge you to read the stock option agreement, which is attached as Appendix B and incorporated by reference into this document carefully and in its entirety.

General. To induce Wachovia to enter into the merger agreement, SouthTrust issued Wachovia an option to purchase SouthTrust common stock. This section describes the option agreement.

The option allows Wachovia to buy up to 64,935,000 shares of SouthTrust common stock. The exercise price is the lesser of:

•	$34.755 per share, and

•	the closing price of SouthTrust common stock on the business day immediately prior to any date Wachovia provides notice to SouthTrust that it is entitled to, and intends to, exercise the option or any portion thereof.

The exercise price of the option and the number of shares subject to it may be adjusted if SouthTrust’s capitalization changes, including through stock dividends and recapitalizations. However, the number of shares for which the option is exercisable can never be more than 19.5% of SouthTrust’s outstanding common shares.

The option only becomes exercisable if one of the initial triggering events and one of the subsequent triggering events described below under “Exercise” occurs. To our knowledge, the option was not exercisable as of the time we mailed this document.

If the option becomes exercisable, Wachovia may exercise the option by paying cash for the exercise price.

If Wachovia was able to, and did, exercise its option, it would own approximately 16% of SouthTrust’s common shares and generally have the ability to vote those shares in the future. Because Delaware law generally requires a majority vote for merger proposals, Wachovia would not be able to force a merger or veto future business combinations or strategic transactions, based solely on the shares received upon exercise of the option.

Purpose. Publicly traded companies, particularly companies in the banking industry, often issue options or agree to termination fees when they announce mergers. They do so to increase the likelihood that their transaction will be completed and to compensate the party receiving the option for its efforts and its expenses and losses if the transaction is not completed. The option SouthTrust issued to Wachovia may have the effect of discouraging offers by third parties to acquire SouthTrust, even if those persons were prepared to offer to SouthTrust shareholders a greater value than the shareholders will receive in the contemplated merger with Wachovia.

Exercise. The option will become exercisable if both an initial triggering event and a subsequent triggering event occur before the option expires. However, because each subsequent triggering event includes in it an initial triggering event, the option will always become exercisable if a subsequent triggering event occurs before the option expires.

An initial triggering event means any of the following:		A subsequent triggering event means any of the following:

•	SouthTrust agrees to:	•	SouthTrust agrees to:

	• a merger or consolidation or any similar transaction of it or any significant subsidiary,		• a merger or consolidation or any similar transaction of it or any significant subsidiary,

	• a purchase, lease or other acquisition of more than 15% of the business, assets or deposits of it or any significant subsidiary, or		• a purchase, lease or other acquisition of more than 25% of the business, assets or deposits of it or any significant subsidiary, or

	• a purchase or other acquisition of securities representing more than 15% of the voting power of it or any significant subsidiary.		• a purchase or other acquisition of securities representing more than 25% of the voting power of it or any significant subsidiary.

•	SouthTrust’s board of directors recommends that its shareholders approve any of the preceding transactions.	•	SouthTrust’s board of directors recommends that its shareholders approve any of the preceding transactions.

•	A third party acquires 15% of SouthTrust’s common shares.	•	A third party acquires 25% of SouthTrust’s common shares.

•	SouthTrust’s shareholders do not approve the Wachovia/SouthTrust merger after a public announcement that a third party has proposed or announced its intention to propose an alternative acquisition transaction with SouthTrust.	•	SouthTrust’s shareholders do not approve the Wachovia/SouthTrust merger after a public announcement that a third party has proposed or announced its intention to propose an alternative acquisition transaction with SouthTrust.

•	SouthTrust’s board changes its recommendation of the merger in an adverse manner (or publicly announces its intention to do so) in anticipation of an alternative acquisition transaction.	•	SouthTrust’s board changes its recommendation of the merger in an adverse manner (or publicly announces its intention to do so) in anticipation of an alternative acquisition transaction.

•	A third party files a registration statement or tender offer materials or a preliminary proxy statement with the SEC or a notice or application with any bank or antitrust authority for a potential alternative acquisition transaction.	•	A third party files a registration statement or tender offer materials or a preliminary proxy statement with the SEC or a notice or application with any bank or antitrust authority for a potential alternative acquisition transaction.

•	A third party proposes, or announces its intention to propose, an alternative acquisition transaction and files a preliminary proxy statement with the SEC soliciting a vote against approval of the merger.	•	A third party proposes, or announces its intention to propose, an alternative acquisition transaction and files a preliminary proxy statement with the SEC soliciting a vote against approval of the merger.

•	SouthTrust willfully breaches an agreement in the merger agreement after a third party has proposed an alternative acquisition transaction and the breach entitles Wachovia to terminate the merger agreement and is not cured before Wachovia gives notice of exercise.	•	SouthTrust willfully breaches an agreement in the merger agreement after a third party has proposed an alternative acquisition transaction and the breach entitles Wachovia to terminate the merger agreement and is not cured before Wachovia gives notice of exercise.

Once the option becomes exercisable, it may be exercised in whole or in part for up to 6 months. However, the right to exercise the option will be extended for up to a maximum of 6 additional months if time is needed to comply with regulatory requirements or to avoid liability under the short-swing trading restrictions in the Securities Exchange Act or if an injunction, order or judgment prohibits exercise. Wachovia may not exercise the option if it is in breach of any of its agreements in the merger agreement, and the breach entitles SouthTrust to terminate the merger agreement.

If the option is exercised following the occurrence of an event described in the last five bullet points under “subsequent triggering events”, and an event described under any of the other bullet points has not occurred, then SouthTrust may:

•	direct the voting of the shares issued upon exercise of the option on any matter other than a vote on the merger or an alternative acquisition transaction that is made before June 20, 2005, and

•	purchase for cash the option shares after the one-year anniversary of the date they were issued at a price equal to the exercise price plus interest, calculated as set forth in the stock option agreement.

Expiration. Unless the option is exercisable at the time, the option will expire on the first of the following events:

•	the completion of the merger;

•	any termination of the merger agreement other than:

•	any termination after an initial triggering event,

•	termination by Wachovia for a continuing breach by SouthTrust, or

•	termination by Wachovia because SouthTrust’s board failed to recommend the merger to its shareholders or began and continued for three business days negotiations with a third party concerning an alternative acquisition proposal; or

•	12 months after any termination of the merger agreement pursuant to any of the events listed under “other than” in the preceding bullet point.

Repurchase and Surrender. The holder of an option or option shares may require SouthTrust to repurchase the option or option shares at any time before the option expires if one of the following events occurs:

•	a third party acquires 50% or more of SouthTrust’s outstanding common shares, or

•	SouthTrust completes:

•	a merger or consolidation or any similar transaction of it or any significant subsidiary,

•	a purchase, lease or other acquisition of more than 25% of the business, assets or deposits of it or any significant subsidiary, or

•	a purchase or other acquisition of securities representing 25% or more of the voting power of it or any significant subsidiary.

The repurchase of the option will be at a price per share equal to the amount by which the market or offer price, calculated in accordance with the stock option agreement, of SouthTrust’s common stock is higher than the option price.

In addition, during the time that the holder of an option has the right to require SouthTrust to repurchase the option as described above, the holder may, if SouthTrust has not previously repurchased all or a portion of the option, surrender the option to SouthTrust for a cash payment equal to $430 million. This price will be adjusted if there have been purchases of stock under the option and gains on sales of stock purchased under the option. If the holder surrenders the option for this cash payment, the holder must also surrender any shares that it holds after purchasing them under the option.

Limit on Profit. A holder’s total profit from the option cannot be more than $555 million, unless a third party proposes, or announces its intention to propose, an alternative acquisition transaction with SouthTrust, and the per share value of the proposal is less than 10% greater than the per share value of the merger, in which case the total profit can be up to $600 million. If a holder’s total profit would be more than $555 million or $600 million, as the case may be, then, before exercising rights under the option, the holder must take actions to reduce the total profit to the applicable maximum amount. Total profit is defined to mean the total of:

•	any excess of the net value received by the holder on the sale of any shares purchased under the option over the holder’s purchase price,

•	plus all amounts received by the holder on the repurchase or surrender of the option or option shares,

•	plus all equivalent amounts with respect to the substitute option (as described below).

Also, the option may not be exercised for a number of shares that would result in a notional total profit of more than $555 million or $600 million, as the case may be. If the exercise of the option would otherwise result in a higher notional amount, then, before purchasing the shares, the holder must take actions to reduce the notional total profit to the applicable maximum amount. Notional total profit is defined to mean, with respect to any shares subject to a proposed exercise of an option, the total profit on the proposed exercise date assuming the exercise occurred on such date and all shares purchased under the option and then held by the holder were sold for cash at the closing market price on the preceding trading day.

Substitute Option. The option does not prohibit SouthTrust from agreeing to acquisition transactions in which SouthTrust is no longer the surviving corporation, in which the value of SouthTrust’s common shares is fundamentally altered or in which SouthTrust’s business is transferred to another party. However, the option includes provisions that ensure that the option’s value will not be negatively affected by any one of these transactions.

These substitute option provisions apply if SouthTrust agrees to one of the following:

•	a merger with a third party in which SouthTrust does not survive,

•	a merger or plan of exchange with a third party in which SouthTrust’s common shares end up converted into cash, securities of another company or other property,

•	a merger or plan of exchange with a third party in which SouthTrust’s common shares end up representing less than 50% of the outstanding shares of the merged or acquiring company, or

•	a sale to a third party of all or substantially all of SouthTrust’s or any significant subsidiary’s assets or deposits.

The substitute option provisions require that, while the option is outstanding, any agreement by SouthTrust to one of these transactions must allow the holder of the option to receive a new option when the transaction is completed. This new option is called a “substitute option” because it substitutes for the existing option.

The holder of the original option, Wachovia, will have the ability to select the common shares that are covered by the new substitute option. The holder can select the common shares of any of the following persons, although not all may apply to any particular transaction:

•	the continuing or surviving person of a consolidation or merger with SouthTrust,

•	the acquiring person in a plan of exchange in which SouthTrust is acquired,

•	SouthTrust in a merger or plan of exchange in which SouthTrust is the acquiring person,

•	the transferee of all or substantially all of the assets or deposits of SouthTrust or any of its significant subsidiaries, or

•	any person that controls any of the entities in the above bullet points.

The substitute option will be exercisable for shares representing the value (taking into account the price being offered by the acquiring person) of the shares that could have been bought from the issuer of the original option. Also, the total exercise price of the substitute option will be that of the old option. The number of shares issuable upon exercise of the substitute option will not exceed 19.5% of the substitute common stock. The substitute option will otherwise have the same terms and conditions as the original option, unless otherwise required by law. The following summarizes the terms of the substitute option:

Original Option	Substitute Option
Issuer: SouthTrust	Issuer: Selected by the holder of the original option based on the transaction SouthTrust agrees to

Number of shares covered by option: 64,935,000 shares of SouthTrust’s common stock	Number of shares covered by option: A number of shares that is equal to the value (taking into account the price being offered by the acquiring person) of the shares covered by the original option

Exercise Price: Based on the average closing prices before we signed the merger agreement	Exercise Price: Equal to the total exercise price of the original option

Maximum Profit: $555 million or $600 million, depending on the per share value of the proposed alternative acquisition	Maximum Profit: $555 million or $600 million, depending on the per share value of the proposed alternative acquisition

The substitute option will only be issued if SouthTrust agrees to a substantial transaction that is actually completed. As examples, we have compared below the circumstances in which the original option will become exercisable and in which a substitute option will be issued.

The following are enough for the original option to become exercisable:		However, a substitute option will be exercisable only under the following circumstances:

•	SouthTrust’s agreement or recommendation of any merger or consolidation of it or any significant subsidiary	•	A completed merger or consolidation in which SouthTrust does not survive or in which SouthTrust’s stock does not represent at least 50% of the outstanding voting shares of the surviving company or SouthTrust’s stock is converted into cash, securities of another company or other property

•	SouthTrust’s agreement or recommendation of a sale of more than 25% of the business, assets or deposits by, or the acquisition of more than 25% of the voting power of, SouthTrust or any significant subsidiary	•	A completed sale of all or substantially all of the assets or deposits of SouthTrust or any significant subsidiary

•	A hostile purchase of 25% or more of SouthTrust’s common stock	•	If SouthTrust agrees to a business combination transaction after such purchase and it is completed

•	SouthTrust’s shareholders do not approve the Wachovia/SouthTrust merger after a public announcement that a third party has proposed or announced its intention to propose an alternative acquisition transaction with SouthTrust	•	If SouthTrust agrees to an alternative acquisition transaction and it is completed

•	SouthTrust’s board changes in an adverse manner its recommendation (or publicly announces its intention to do so) of the merger in anticipation of an alternative acquisition transaction	•	If SouthTrust agrees to an alternative acquisition transaction and it is completed

•	A third party files a registration statement or tender offer materials or a preliminary proxy statement with the SEC or a notice or application with any bank or antitrust authority for a potential alternative acquisition transaction with SouthTrust	•	If SouthTrust agrees to an alternative acquisition transaction and it is completed

•	A third party proposes, or announces its intention to propose, an alternative acquisition transaction and files a preliminary proxy statement with the SEC soliciting a vote against approval of the merger	•	If SouthTrust agrees to an alternative acquisition transaction and it is completed

•	SouthTrust willfully breaches an agreement in the merger agreement after a third party has proposed an alternative acquisition transaction and the breach entitles Wachovia to terminate the merger agreement and is not cured before Wachovia gives notice of exercise	•	If SouthTrust agrees to an alternative acquisition transaction and it is completed

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Wachovia

Wachovia common stock is listed on the NYSE and traded under the symbol “WB”. The following table shows the high and low reported closing sales prices per share of Wachovia common stock on the NYSE composite transactions reporting system, and the quarterly cash dividends declared per share of Wachovia common stock for the periods indicated.

	Price Range of Common Stock			Dividends Declared
	High		Low
2002
First Quarter		$37.50	30.26	0.24
Second Quarter		39.50	35.98	0.24
Third Quarter		37.47	30.51	0.26
Fourth Quarter		37.43	28.75	0.26
2003
First Quarter		38.69	32.72	0.26
Second Quarter		43.15	34.47	0.29
Third Quarter		44.71	40.60	0.35
Fourth Quarter		46.59	42.07	0.35
2004
First Quarter		48.90	45.91	0.40
Second Quarter		47.66	44.16	0.40
Third Quarter (through [•], 2004)	$

Past price performance is not necessarily indicative of likely future performance. Because market prices of Wachovia common stock will fluctuate, you are urged to obtain current market prices for shares of Wachovia common stock.

Wachovia may repurchase shares of its common stock and SouthTrust common stock in accordance with applicable legal guidelines. The actual amount of shares repurchased will depend on various factors, including: market conditions; legal limitations and considerations affecting the amount and timing of repurchase activity; the company’s capital position; internal capital generation; and alternative potential investment opportunities. Federal law prohibits Wachovia and SouthTrust from purchasing shares of either company’s common stock from the date this joint proxy statement-prospectus is first mailed to shareholders until completion of both special meetings of shareholders. From January 1, 2004 to [•], 2004, Wachovia repurchased [•] shares of Wachovia common stock, and [•] of such repurchases have occurred since June 21, 2004, the day we announced our merger. From January 1, 2004 to [•], 2004, SouthTrust repurchased [•] shares of SouthTrust common stock, and none of such repurchases have occurred since June 21, 2004, the day we announced our merger. All such repurchases were conducted in accordance with applicable laws, including Rule 10b-18 of the Exchange Act.

SouthTrust

SouthTrust common stock is listed on the Nasdaq and traded under the symbol “SOTR”. The following table shows the high and low reported closing sales prices per share of SouthTrust common stock on the Nasdaq national market system, and the quarterly cash dividends declared per share of SouthTrust common stock for the periods indicated.

	Price Range of Common Stock			Dividends Declared
	High		Low
2002
First Quarter		$27.32	23.33	0.17
Second Quarter		27.20	24.86	0.17
Third Quarter		27.14	20.52	0.17
Fourth Quarter		26.66	20.76	0.17
2003
First Quarter		27.44	24.19	0.21
Second Quarter		29.98	25.41	0.21
Third Quarter		30.54	26.68	0.21
Fourth Quarter		33.06	29.35	0.21
2004
First Quarter		34.90	31.26	0.24
Second Quarter		39.79	30.79	0.24
Third Quarter (through [•], 2004)	$

Past price performance is not necessarily indicative of likely future performance. Because market prices of SouthTrust common stock will fluctuate, you are urged to obtain current market prices for shares of SouthTrust common stock.

Dividend Policy

After the merger, Wachovia currently expects to pay (when, as and if declared by Wachovia’s board of directors out of funds legally available) regular quarterly cash dividends of $0.40 per share, in accordance with Wachovia’s current practice. The timing and amount of future dividends paid by corporations, including Wachovia and SouthTrust, is subject to determination by the applicable board of directors in its discretion and will depend upon earnings, cash requirements and the financial condition of the respective companies and their subsidiaries, applicable government regulations and other factors deemed relevant by the applicable company’s board of directors. Various United States federal and state laws limit the ability of affiliate banks to pay dividends to Wachovia and SouthTrust and the same laws will apply to the combined company following the merger. The merger agreement restricts the cash dividends that may be paid on SouthTrust common stock pending completion of the merger. See “Conduct of Business Pending the Merger” beginning on page [•]. The declaration and payment of dividends pending the merger is set forth in the merger agreement. See “Dividends” beginning on page [•].

Moreover, following the merger, the combined company will be subject to limitations on dividend capacity arising out of federal banking laws, other laws and debt instruments. See “Description of Wachovia Capital Stock” beginning on page [•].

INFORMATION ABOUT WACHOVIA AND SOUTHTRUST

Wachovia

Wachovia was incorporated under the laws of North Carolina in 1967 and is registered as a financial holding company and a bank holding company under the Bank Holding Company Act. Prior to our merger in September 2001 with the former Wachovia Corporation, Wachovia’s name was “First Union Corporation”. Wachovia provides a wide range of commercial and retail banking and trust services through full-service banking offices in Connecticut, Delaware, Florida, Georgia, Maryland, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Virginia and Washington, D.C. Wachovia also provides various other financial services, including asset and wealth management, mortgage banking, credit card, investment banking, investment advisory, home equity lending, asset-based lending, leasing, insurance, international and securities brokerage services through its subsidiaries.

Wachovia’s principal executive offices are located at One Wachovia Center, Charlotte, North Carolina 28288-0013, and our telephone number is (704) 374-6565.

Since the 1985 Supreme Court decision upholding regional interstate banking legislation, Wachovia has concentrated its efforts on building a large, diversified financial services organization, primarily doing business in the eastern region of the United States. Since November 1985, Wachovia has completed over 90 banking-related acquisitions.

Wachovia continually evaluates its operations and organizational structures to ensure they are closely aligned with its goal of maximizing performance in core business lines. When consistent with overall business strategy, Wachovia may consider the disposition of certain assets, branches, subsidiaries or lines of business. While acquisitions are no longer a primary business activity, Wachovia continues to explore routinely acquisition opportunities, particularly in areas that would complement core business lines, and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected.

SouthTrust

SouthTrust is a registered financial holding company incorporated under the laws of Delaware in 1968. SouthTrust is headquartered in Birmingham, Alabama and engages, through its subsidiary bank, SouthTrust Bank, and its non-banking subsidiaries, in a full range of banking services from more than 710 banking locations in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas, and Virginia.

SouthTrust has four reportable business segments: Commercial Banking, Regional Banking, Funds Management, and Capital Management. Below is a brief description of each individual business segment:

•	Commercial Banking—this segment provides financing and other services for corporate customers throughout all geographic areas covered by SouthTrust. Types of corporate lending include the following: commercial and industrial, commercial real estate, leasing, asset-based lending and health care. Also, this segment provides cash management and international services in conjunction with the lending relationship established with commercial banking customers.

•	Regional Banking—this segment generates revenues through SouthTrust’s branch banking network. Services and products include retail and small business lending, depository services, business banking and private banking. Also included in Regional Banking are regional lending activities, such as middle-market (companies with sales of $15 million to $250 million) and residential construction, and certain centralized consumer lending areas such as mortgage lending and auto leasing.

•	Funds Management—this segment provides asset and liability management, which includes management of interest rate and liquidity risk. Activities include management of the securities portfolio, wholesale and long-term funding sources, and the use of derivatives such as interest rate swap agreements.

•	Capital Management—this segment provides trust, brokerage, investment, and insurance services.

All of these areas are managed as one area with the goal of providing a variety of financial management products to customers.

At June 30, 2004, SouthTrust’s consolidated total assets were approximately $53 billion, its consolidated total deposits were approximately $37 billion and its consolidated total stockholders’ equity was approximately $4 billion. Based on total assets at June 30, 2004, SouthTrust ranked among the top 20 largest financial holding companies in the United States.

The principal office of SouthTrust is located at 420 North 20th Street, Birmingham, Alabama 35203, telephone number (205) 254-5000.

DESCRIPTION OF WACHOVIA CAPITAL STOCK

As a result of the merger, SouthTrust shareholders will become shareholders of Wachovia. Your rights as shareholders of Wachovia will be governed by North Carolina law and the articles of incorporation and by-laws of Wachovia. The following description of the material terms of Wachovia’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger. We urge you to read the applicable provisions of North Carolina law, Wachovia’s articles of incorporation and by-laws and federal law governing bank holding companies carefully and in their entirety.

Common Stock

Wachovia is authorized to issue up to 3 billion shares of common stock, par value $3.33 1/3 per share.

Voting and Other Rights. Subject to the rights of any holders of any class of preferred stock outstanding, holders of Wachovia common stock will be entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter will be sufficient to authorize action upon routine matters. Directors are to be elected by a plurality of the votes cast, and shareholders of the combined company will not have the right to cumulate their votes in the election of directors.

No Preemptive or Conversion Rights. Common stock of the combined company will not entitle its holders to any preemptive rights, subscription rights or conversion rights.

Assets upon Dissolution. In the event of liquidation, holders of common stock of the combined company would be entitled to receive proportionately any assets legally available for distribution to shareholders of the combined company with respect to shares held by them, subject to any prior rights of any preferred stock of the combined company then outstanding.

Distributions. Subject to the rights of holders of any class of preferred stock outstanding, holders of common stock of the combined company will be entitled to receive the dividends or distributions that the board of directors of the combined company may declare out of funds legally available for these payments. The payment of distributions by the combined company will be subject to the restrictions of North Carolina law applicable to the declaration of distributions by a corporation. Under North Carolina law, a corporation may not make a distribution if as a result of the distribution the company would not be able to pay its debts, or would not be able to satisfy any preferential rights preferred shareholders would have if the company were to be dissolved at the time of the distribution.

Pursuant to an indenture between Wachovia and Wilmington Trust Company, as trustee, under which some Wachovia junior subordinated debt securities were issued, Wachovia agreed that it generally will not pay any dividends on, or acquire or make a liquidation payment with respect to, any of Wachovia’s capital stock, including Wachovia common stock, Wachovia preferred stock and Wachovia class A preferred stock if, at any time, there is a default under the indenture or a related Wachovia guarantee or Wachovia has deferred interest payments on the securities issued under the indenture. In connection with a corporate reorganization of a Wachovia subsidiary, The Money Store LLC, Wachovia agreed that it could declare or pay a dividend on Wachovia common stock only after quarterly distributions of an estimated $1.8 million have been paid in full on The Money Store LLC preferred units for each quarterly period occurring prior to the proposed common stock cash dividend.

As a bank holding company, the ability of the combined company to pay distributions will be affected by the ability of its banking subsidiaries to pay dividends. The ability of these banking subsidiaries, as well as of the combined company, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Restrictions on Ownership. The Bank Holding Company Act generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the combined company (or of Wachovia or SouthTrust). Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would require the prior approval of the Federal Reserve Board before acquiring 5% or more of the voting stock of the combined company (or of Wachovia or SouthTrust). In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Wachovia or SouthTrust (or the combined company), would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

Antitakeover Provisions. Wachovia’s articles of incorporation and by-laws contain various provisions which may discourage or delay attempts to gain control of Wachovia. Wachovia’s articles include provisions:

•	classifying the board of directors into three classes, with each class to serve for three years and with one class elected annually;

•	authorizing the board of directors to fix the size of the board between nine and 30 directors;

•	authorizing directors to fill vacancies on the board occurring between annual shareholder meetings, except that vacancies resulting from a director’s removal by a shareholder vote may only be filled by a shareholder vote;

•	providing that directors may be removed only for a valid reason and only by a majority vote of shares entitled to vote in electing directors, voting as a single class;

•	authorizing only the board of directors, Wachovia’s Chairman or President to call a special meeting of shareholders, except for special meetings called under special circumstances for classes or series of stock ranking superior to common stock; and

•	requiring an 80% shareholder vote by holders entitled to vote in electing directors, voting as a single class, to alter any of the above provisions.

Wachovia’s by-laws include specific conditions governing the conduct of business at annual shareholders’ meetings and the nominations of persons for election as Wachovia directors at annual shareholders’ meetings.

Preferred Stock

General. The combined company will be authorized to issue up to 10 million shares of preferred stock, no par value, and 40 million shares of class A preferred stock, no par value. The board of directors of the combined company will be authorized to issue preferred stock and class A preferred stock in one or more series, to fix the number of shares in each series, and to determine dividend rates, liquidation prices, liquidation rights of holders, redemption, conversion and voting rights and other series terms. All shares of each series of Wachovia preferred stock must be of equal rank and have the same powers, preferences and rights and are subject to the same qualifications, limitations and restrictions, except that particular series of preferred stock may differ with respect to dividend rights, redemption prices, liquidation amounts, terms of conversion or exchange and voting rights. All shares within a particular series of Wachovia preferred stock must be alike, except with respect to the date from which dividends will begin to accrue. Shares of Wachovia class A preferred stock rank prior to Wachovia common stock and on a parity with or junior to (but not prior to) Wachovia preferred stock or any series thereof, in respect of the right to receive dividends and/or the right to receive payments out of the net assets of Wachovia upon any involuntary or voluntary liquidation, dissolution or winding up of Wachovia. Subject to the foregoing, the terms of any particular series of Wachovia class A preferred stock may vary as to priority.

Dividend Equalization Preferred Shares (DEPs)

In connection with Wachovia’s merger in 2001 with the former Wachovia Corporation, it issued approximately 97 million shares of Dividend Equalization Preferred Shares, or DEPs, out of an authorized 500,000,000 DEPs, no par value. The DEPs were authorized to be issued solely in connection with that merger and are not available for future issuance.

Ranking Upon Dividend Declaration and Upon Liquidation or Dissolution. With regard to the receipt of dividends, the DEPs rank junior to any class or series of preferred stock established by Wachovia’s board of directors and rank equally with Wachovia’s common stock. With regard to distributions upon liquidation or dissolution of Wachovia, the DEPs rank junior to any class or series of preferred stock established by Wachovia’s board of directors after September 1, 2001 and rank senior to the common stock for the $0.01 liquidation preference described below.

Cancellation. DEPs that are redeemed, purchased or otherwise acquired by Wachovia or any of its subsidiaries will be cancelled and may not be reissued.

Dividends. Following payment of Wachovia’s fourth quarter dividend in December 2003, holders of the DEPs are no longer entitled to receive future dividend payments. This is because Wachovia paid in excess of $1.20 per share in dividends in the aggregate over the preceding four quarters.

Assets Upon Dissolution. In the event of liquidation, holders of DEPs will be entitled to receive, before any distribution is made to the holders of common stock or any other junior stock, but after any distribution to any class or series of preferred stock established by Wachovia’s board of directors after September 1, 2001, an amount equal to $0.01 per DEP, together with any accrued and unpaid dividends (whether or not earned or declared). The holders of DEPs will have no other right or claim to any of the remaining assets of Wachovia.

Redemption, Conversion and Exchange. The DEPs are not convertible or exchangeable. The DEPs may be redeemed, at Wachovia’s option and with 30 to 60 days prior notice, after December 31, 2021, for an amount equal to $0.01 per DEP, together with any accrued and unpaid dividends.

Voting Rights. Holders of DEPs will not have voting rights, except those required by applicable law.

Shareholder Protection Rights Plan

Wachovia has a shareholder protection rights plan that could discourage unwanted or hostile takeover attempts that are not approved by Wachovia’s board. The rights plan allows holders of Wachovia common stock to purchase shares in either Wachovia or an acquiror at a discount to market value in response to specified takeover events that are not approved in advance by Wachovia’s board. The rights plan is expected to continue in effect after the merger as the rights plan of the combined company.

The Rights. On December 19, 2000, Wachovia’s board declared a dividend of one preferred share purchase right for each Wachovia common share outstanding. The rights currently trade with, and are inseparable from, the common stock.

Exercise Price. Each right allows its holder to purchase from Wachovia one one-hundredth of a Wachovia participating class A preferred share for $105. This portion of a preferred share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock.

Exercisability. The rights will not be exercisable until:

•	10 days after a public announcement by Wachovia that a person or group has obtained beneficial ownership of 10% or more of Wachovia’s outstanding common stock; or

•	10 business days after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming the beneficial owner of 10% or more of Wachovia’s outstanding common stock.

The date when the rights become exercisable is referred to in the rights plan as the “separation time”. After that date, the rights will be evidenced by rights certificates that Wachovia will mail to all eligible holders of common stock. A person or member of a group that has obtained beneficial ownership of 10% or more of Wachovia’s outstanding common stock may not exercise any rights even after the separation time.

Consequences of a Person or Group Becoming an Acquiring Person. A person or group that acquires beneficial ownership of 10% or more of Wachovia’s outstanding common stock is called an “acquiring person”.

Flip In. Once Wachovia publicly announces that a person has acquired 10% or more of its outstanding common stock, Wachovia can allow for rights holders, other than the acquiring person, to buy $210 worth of its common stock for $105. This is called a “flip-in”. Alternatively, Wachovia’s board may elect to exchange 2 shares of Wachovia common stock for each right, other than rights owned by the acquiring person, thus terminating the rights.

Flip Over. If, after a person or group becomes an acquiring person, Wachovia merges or consolidates with another entity, or if 50% or more of Wachovia’s consolidated assets or earning power are sold, all holders of rights, other than the acquiring person, may purchase shares of the acquiring company at half their market value.

Wachovia’s board may elect to terminate the rights at any time before a flip-in occurs. Otherwise, the rights are currently scheduled to terminate in 2010.

The rights will not prevent a takeover of Wachovia. However, the rights may cause a substantial dilution to a person or group that acquires 10% or more of Wachovia common stock unless Wachovia’s board first terminates the rights. Nevertheless, the rights should not interfere with a transaction that is in Wachovia’s and its shareholders’ best interests because the rights can be terminated by the board before that transaction is completed.

The complete terms of the rights are contained in the Shareholder Protection Rights Agreement. The foregoing description of the rights and the rights agreement is qualified in its entirety by reference to the agreement. A copy of the rights agreement can be obtained upon written request to Wachovia Bank, National Association, 1525 West W.T. Harris Blvd., Charlotte, North Carolina 28288-1153.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of Wachovia shareholders are governed by the North Carolina Business Corporation Act, or NCBCA, and Wachovia’s articles of incorporation and by-laws. The rights of SouthTrust shareholders are governed by the Delaware General Corporation Law, or DGCL, and SouthTrust’s certificate of incorporation and by-laws. After the merger, the rights of SouthTrust’s and Wachovia’s shareholders will be governed by the NCBCA and Wachovia’s articles of incorporation and by-laws. The following discussion summarizes the material differences between the rights of SouthTrust shareholders and the rights of Wachovia shareholders. We urge you to read Wachovia’s articles of incorporation, Wachovia’s by-laws, SouthTrust’s certificate of incorporation, SouthTrust’s by-laws, the NCBCA and the DGCL carefully and in their entirety.

Authorized Capital Stock

Wachovia. Wachovia’s articles of incorporation authorize it to issue up to 3 billion shares of common stock, par value $3.33 1/3 per share, 10 million shares of preferred stock, no-par value per share, 40 million shares of class A preferred stock, no-par value per share, and 500 million DEPs. As of August 20, 2004, there were [•] shares of Wachovia common stock issued and outstanding, no shares of preferred stock outstanding, and [•] shares of DEPs outstanding. See “Description of Wachovia Capital Stock” on page [•].

SouthTrust. The authorized capital stock of SouthTrust consists of 1 billion shares of common stock, par value $2.50 per share, and 5 million shares of preferred stock, par value $1.00 per share. As of August 20, 2004, there were [•] shares of SouthTrust common stock issued and outstanding, and no shares of SouthTrust preferred stock were outstanding. As of December 31, 2003, 2 million shares of SouthTrust preferred stock designated as Series 1999 Junior Participating Preferred Stock were reserved for issuance upon the exercise of certain rights described below under “Shareholder Protection Rights Plan”.

Size of Board of Directors

Wachovia. Wachovia’s articles of incorporation provide for Wachovia’s board to consist of not less than 9 nor more than 30 directors. The exact number is fixed by Wachovia’s board from time to time. After completion of the merger, Wachovia’s board of directors will appoint three additional directors from the current members of SouthTrust’s board of directors to Wachovia’s board.

SouthTrust. SouthTrust’s certificate of incorporation provides for SouthTrust’s board to consist of not less than 3 nor more than 16 directors. The exact number is fixed by SouthTrust’s board from time to time. Pursuant to an adopted resolution, the number of directors of SouthTrust is currently fixed at 13.

Classes of Directors

Wachovia. Wachovia’s articles of incorporation provide that Wachovia’s board is divided into three classes of directors as nearly equal in number as possible, with each class being elected to a staggered three-year term. Accordingly, control of the board of directors of Wachovia cannot be changed in one year; at least two annual meetings must be held before a majority of the board of directors may be changed. In the merger agreement, Wachovia agreed to nominate at its next annual shareholders’ meeting the three SouthTrust directors appointed to Wachovia’s board upon completion of the merger for election to Wachovia’s board, with two of those directors nominated to each serve a three-year term and the other director nominated to serve a two-year term. Holders of shares of Wachovia common stock do not have the right to cumulate their votes in the election of directors.

SouthTrust. The board of directors of SouthTrust is classified into three classes of directors. Each director serves for a three-year term. At each annual shareholders’ meeting, one-third of the board of directors is elected. As a result, similar to Wachovia, control of the board of directors of SouthTrust cannot be changed in one year. Holders of shares of SouthTrust common stock do not have the right to cumulate their votes in the election of directors.

Removal of Directors

Wachovia. Under NCBCA Section 55-8-08, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that the directors may be removed only for cause. Except for directors elected under specified circumstances by holders of any stock class or series having a dividend or liquidation preference over Wachovia common stock, Wachovia directors may be removed only for cause and only by a majority vote of the shares then entitled to vote in the election of directors, voting together as a single class.

SouthTrust. The DGCL and SouthTrust’s certificate of incorporation and by-laws provide that, subject to the rights of any preferred shareholders, a director or SouthTrust’s entire board of directors, may be removed by shareholders only for cause. This removal requires the affirmative vote of SouthTrust shareholders who hold at least 70% of the voting power of SouthTrust’s issued and outstanding capital stock that is entitled to vote for the election of directors. The vacancy created by this type of removal may be filled by a majority of the directors then in office. The newly elected director will serve for the remainder of the unexpired term of the director removed from office.

Filling Vacancies on the Board of Directors

Wachovia. Under Wachovia’s articles of incorporation, any vacancy occurring in Wachovia’s board shall be filled by a majority of the remaining directors unless the vacancy is a result of the director’s removal by a vote of the shareholders. In that case, the vacancy may be filled by a shareholder vote at the same meeting.

SouthTrust. Any vacancies on SouthTrust’s board of directors created by the death, resignation, retirement, disqualification or removal of a director, or the creation of a new directorship, may be filled only by a majority vote of the directors. The new director will serve for the remainder of the unexpired term of the class of director to which the director has been appointed.

Nomination of Director Candidates by Shareholders

Wachovia. Wachovia’s by-laws establish procedures that shareholders must follow to nominate persons for election to Wachovia’s board. The shareholder making the nomination must deliver written notice to Wachovia’s Secretary between 60 and 90 days before the annual meeting at which directors will be elected. However, if less than 70 days notice is given of the meeting date, that written notice by the shareholder must be delivered by the tenth day after the day on which the meeting date notice was given. Notice will be deemed to have been given more than 70 days prior to the meeting if the meeting is called on the third Tuesday of April. The nomination notice must set forth certain information about the person to be nominated similar to information required for disclosure in proxy solicitations for director election pursuant to Exchange Act Regulation 14A, and must also include the nominee’s written consent to being nominated and to serving as a director if elected. The nomination notice must also set forth certain information about the person submitting the notice, including the shareholder’s name and address and the class and number of Wachovia shares that the shareholder owns of record or beneficially. The meeting chairman may, if the facts warrant, determine that a nomination was not made in accordance with Wachovia’s by-law provisions, and the defective nomination will be disregarded. These procedures do not apply to any director nominated under specified circumstances by holders of any stock class or series having a dividend or liquidation preference over Wachovia common stock.

SouthTrust. Under SouthTrust’s certificate of incorporation, any voting shareholder of SouthTrust may nominate a person to stand for election at an annual meeting of the shareholders of SouthTrust, provided the shareholder complies with the following procedures:

•

advance notice of such proposed nomination must be received by SouthTrust’s secretary not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, unless fewer than 21 days notice of the meeting is given to shareholders, in which case such advance notice must be received by SouthTrust’s secretary not later that the close of business on the tenth day following the day on which the notice of the meeting was mailed to shareholders;

•	each notice must set forth the name, age, citizenship, business address and residence address of each nominee proposed in the notice, the principal occupation of each nominee for the 5 years preceding the meeting, the number of shares of SouthTrust common stock directly or indirectly owned by the nominee, and all other information regarding the nominee required to be disclosed in a proxy statement under the Exchange Act;

•	the nomination made by a shareholder may only be made in a meeting of SouthTrust shareholders called for the election of directors at which the shareholder is present in person or by proxy; and

•	the chairman of the shareholders’ meeting may determine that a nomination was not made in accordance with the foregoing procedures, which determination will be binding and conclusive upon the shareholders and such nomination shall be disregarded.

Anti-Takeover Provisions

Wachovia. North Carolina has two anti-takeover statutes: The North Carolina Shareholder Protection Act and The North Carolina Control Share Acquisition Act. These statutes restrict business combinations with, and the accumulation of shares of voting stock of, certain North Carolina corporations. In accordance with the provisions of these statutes, Wachovia elected not to be covered by the restrictions imposed by these statutes. As a result, these statutes do no apply to Wachovia. In addition, North Carolina has a Tender Offer Disclosure Act, which contains certain prohibitions against deceptive practices in connection with making a tender offer and also contains a filing requirement with the North Carolina Secretary of State that has been held unenforceable as to its 30-day waiting period.

SouthTrust. Under the DGCL, a corporation is prohibited from engaging in any business combination with an interested shareholder or any entity if the transaction is caused by the interested shareholder for a period of three years from the date on which the shareholder first becomes an interested shareholder. There is an exception to the three-year waiting period requirement if:

•	prior to the shareholder becoming an interested shareholder, the board of directors approves the business combination or the transaction in which the shareholder became an interested shareholder;

•	upon the completion of the transaction in which the shareholder became an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•	the business combination is approved by the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock not owned by the interested shareholder at a meeting.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of 10% or more of the assets of the corporation. The DGCL defines the term “interested shareholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) 15% or more of the outstanding voting stock of the corporation. A corporation can expressly elect not to be governed by the DGCL’s business combination provisions in its certificate of incorporation or by-laws, but SouthTrust has not done so.

SouthTrust’s certificate of incorporation requires the vote of the holders of 70% of the voting power of the outstanding voting securities of SouthTrust to approve a transaction or a series of transactions with an “interested shareholder” that would result in SouthTrust being merged into or with another corporation or securities of SouthTrust being issued in a transaction that would permit control of SouthTrust to pass to another entity, or similar transactions having the same effect. An exception exists in cases in which either certain price criteria and procedural requirements are satisfied or the transaction is recommended to the shareholders by a majority of the members of SouthTrust’s board of directors who are unaffiliated with the interested shareholder and who were directors before the interested shareholder became an interested shareholder. SouthTrust’s certificate of incorporation defines the term “interested shareholder” generally as a person who is the beneficial owner, directly or indirectly, of 10% or more of SouthTrust’s common stock.

Shareholder Protection Rights Plan

Wachovia. Wachovia has a shareholder protection rights plan, which will be in effect for the combined company after the merger. This plan is described above in the section entitled “Shareholder Protection Rights Plan” beginning on page [•].

SouthTrust. SouthTrust has an amended and restated rights agreement, pursuant to which each share of SouthTrust common stock outstanding as of February 22, 1999 (as adjusted for a 2-for-1 stock split declared on April 18, 2001), carries with it a one-half preferred share purchase right. If the rights become exercisable, each right entitles the registered holder of the right to purchase one one-hundredth of a share of the series 1999 junior participating preferred stock at a purchase price of $150.00. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a shareholder as a result of holding the right.

The rights trade automatically with shares of SouthTrust common stock. A holder of SouthTrust common stock may exercise the rights only under the circumstances described below. The rights will generally cause substantial dilution to a person or group that attempts to acquire SouthTrust common stock on terms not approved by SouthTrust’s board of directors. The rights should not interfere with any merger or other business combination that SouthTrust’s board of directors approves because it may redeem the rights before a person or group acquires 15% or more of the outstanding shares of SouthTrust’s common stock. The rights may, but are not intended to, deter takeover proposals that may be in the interests of SouthTrust’s shareholders. In connection with entering into the merger agreement with Wachovia, SouthTrust amended its rights plan to provide that the SouthTrust rights will not become exercisable as a result of the merger with Wachovia or as a result of the entry into the stock option agreement or exercise of the option.

Holders of rights may exercise their rights only following a distribution date. A distribution date will occur on the earlier of:

•	10 days after a public announcement that a person or group has acquired or obtained the right to acquire 15% or more of the outstanding shares of SouthTrust’s common stock;

•	10 days after a person or group makes or announces an offer to purchase SouthTrust’s common stock, which, if successful, would result in the acquisition of 15% or more of the outstanding shares of common stock; or

•	10 days after SouthTrust’s board of directors declares that a person or group has become the beneficial owner of at least 10% of the outstanding shares of SouthTrust’s common stock, and that this ownership might cause SouthTrust’s board of directors to take action that is not in SouthTrust’s long-term interests or that will impact SouthTrust to the detriment of its shareholders.

The rights have additional features that will be triggered upon the occurrence of specified events, including:

•	if a person or group acquires 15% or more of the outstanding shares of SouthTrust common stock, holders of the rights, other than such person or group whose rights will have become void, may purchase common stock, instead of SouthTrust’s series 1999 junior participating preferred stock, having a value of twice the right’s then current purchase price;

•	if SouthTrust is involved in certain business combinations or the sale of 50% or more of its assets or earning power after a person or group acquires 15% or more of its outstanding common stock, the holders of the rights, other than such person or group whose rights will have become void, may purchase common stock of the acquirer or an affiliated company having a value of twice the right’s then-current purchase price; or

•	if a person or group acquires 15% or more of the outstanding shares of SouthTrust common stock, SouthTrust’s board of directors may, at any time before the person or group acquires 50% or more of the outstanding shares of common stock, exchange all or part of the rights, other than rights held or previously held by the 15% or greater shareholder, for common stock at an exchange ratio of one share of SouthTrust common stock per right, subject to adjustment for any stock split, stock dividend or similar transaction.

At any time prior to the earlier of (1) ten days after a person or group acquires 15% or more of the outstanding shares of SouthTrust common stock, or (2) February 22, 2009, SouthTrust’s board of directors may redeem all of the rights at a price of $.01 per right, subject to adjustment for stock dividends, stock splits and similar transactions. SouthTrust’s board of directors in its sole discretion may establish the effective time, basis and conditions of the redemption. However, the board may not redeem any of the rights after it determines that a person or group owning at least 10% of SouthTrust common stock poses a threat to SouthTrust. Immediately after the redemption of the rights, the holder can no longer exercise the rights and can only receive the redemption price described above. The rights will expire on February 22, 2009, unless SouthTrust redeems or exchanges them before then or extends the expiration date. SouthTrust’s board of directors may amend the terms of the rights, other than the redemption price, without the consent of the holders of the rights at any time prior to a distribution date in any manner the board deems desirable. SouthTrust’s board of directors may amend the terms of the rights without the consent of the holders of the rights after the distribution date only if the amendment does not adversely affect the interests of the holders of the rights.

This description of the rights and the series 1999 participating preferred stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, SouthTrust’s Amended and Restated Stockholder’s Rights Agreement with American Stock Transfer & Trust Company dated as of August 1, 2000, as amended, and the certificate of designation for the series 1999 junior participating preferred stock.

Calling Special Meetings of Shareholders

Wachovia. A special meeting of shareholders may be called for any purpose only by Wachovia’s board, by Wachovia’s Chairman of the board or by Wachovia’s president.

SouthTrust. Holders of shares of SouthTrust common stock do not have any rights to call a special meeting of SouthTrust’s shareholders or to require that SouthTrust’s board of directors call a special meeting.

Shareholder Proposals

Wachovia. Wachovia’s by-laws establish procedures a shareholder must follow to submit a proposal for a Wachovia shareholder vote at an annual shareholders’ meeting. The shareholder making the proposal must deliver written notice to Wachovia’s Secretary between 60 and 90 days prior to the meeting. However, if less than 70 days’ notice of the meeting is given, that written notice by the shareholder must be so delivered not later than the tenth day after the day on which such meeting date notice was given. Notice will be deemed to have been given more than 70 days prior to the meeting if the meeting is called on the third Tuesday of April. The shareholder proposal notice must set forth:

•	a brief description of the proposal and the reasons for its submission;

•	the name and address of the shareholder, as they appear on Wachovia’s books;

•	the classes and number of Wachovia shares the shareholder owns; and

•	any material interest of the shareholder in that proposal other than the holder’s interest as a Wachovia shareholder.

The meeting chairman may, if the facts warrant, determine that any proposal was not properly submitted in accordance with Wachovia’s by-laws, and the defective proposal will not be submitted to the meeting for a shareholder vote.

SouthTrust. Neither SouthTrust’s certificate of incorporation nor its by-laws contain specific provisions relating to shareholder proposals.

Notice of Shareholder Meetings

Wachovia. Wachovia’s by-laws provide that Wachovia must notify shareholders between 10 and 60 days before any annual or special meeting of the date, time and place of the meeting. Wachovia must briefly describe the purpose or purposes of a special meeting or where otherwise required by law.

SouthTrust. SouthTrust’s by-laws provide that SouthTrust must notify shareholders between 10 and 50 days before any annual or special meeting of the time and place of the meeting and, in the case of a special meeting, shall state briefly the purposes thereof.

Indemnification of Directors and Officers

Wachovia. The NCBCA contains provisions relating to indemnification of directors and officers of North Carolina corporations. In general, the statute provides that:

•	a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as a director or officer, unless limited by the articles of incorporation, and

•	a corporation may indemnify a director or officer if he is not wholly successful in that defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct, provided that when a director or officer is liable to the corporation, the corporation may not indemnify him.

The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification unless the articles of incorporation provide otherwise, and the court may order indemnification under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or by-laws or by contract or resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute. The NCBCA does not permit eliminating liability with respect to:

•	acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the best interests of the corporation;

•	any liability for unlawful distributions;

•	any transaction from which the director derived an improper personal benefit; or

•	acts or omissions occurring prior to the date the provisions became effective.

Wachovia’s by-laws provide for the indemnification of Wachovia’s directors and executive officers by Wachovia against liabilities arising out of their status as directors or executive officers, excluding any liability relating to activities which were, at the time taken, known or believed by such person to be clearly in conflict with the best interests of Wachovia. Wachovia’s articles of incorporation eliminate personal liability of each Wachovia director to the fullest extent the NCBCA permits.

SouthTrust. Under the DGCL, a Delaware corporation may indemnify directors, officers, employees and other representatives from liability if the person acted in good faith and in a manner reasonably believed by the person to be in or not opposed to the best interests of the corporation, and, in any criminal actions, if the person had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines the person is fairly and reasonably entitled to indemnification. The indemnification provisions of the DGCL require indemnification of a director or officer who has been successful on the merits in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized by the DGCL is not exclusive and is in addition to any other rights granted under the certificate of incorporation or by-laws of the corporation or to any agreement with the corporation. SouthTrust’s certificate and by-laws provide that SouthTrust shall indemnify its directors, officers, employees and other representatives to the fullest extent permitted by law.

SouthTrust’s certificate of incorporation provides that a SouthTrust director shall not be personally liable to SouthTrust or its shareholders for monetary damages for breach of a fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to SouthTrust or its shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL which involves unlawful payments of dividends or unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

In addition, SouthTrust’s certificate of incorporation provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a SouthTrust director shall be eliminated or limited to the fullest extent the DGCL permits, as so amended.

Amendments to Articles/Certificate of Incorporation and By-Laws

Wachovia. Under North Carolina law, an amendment to the articles of incorporation generally requires the board to recommend the amendment, and either a majority of all shares entitled to vote thereon or a majority of the votes cast thereon, to approve the amendment, depending on the amendment’s nature. In accordance with North Carolina law, Wachovia’s board may condition the proposed amendment’s submission on any basis. Under certain circumstances, the affirmative vote of holders of at least two-thirds, or in some cases a majority, of the outstanding Wachovia preferred stock or Wachovia class A preferred stock is needed to approve an amendment to the articles of incorporation. In addition, amendments to provisions of Wachovia’s articles of incorporation or Wachovia’s by-laws related to the maximum and minimum number of directors, or the authority to call special shareholders’ meetings, require the approval of not less than 80% of the outstanding Wachovia shares entitled to vote in the election of directors, voting together as a single class. An amendment to Wachovia’s by-laws generally requires either the shareholders or Wachovia’s board to approve the amendment. Wachovia’s board generally may not amend any by-law the shareholders approve, in addition to the other restrictions against the board amending the by-laws.

SouthTrust. Under the DGCL, SouthTrust’s board must propose an amendment to SouthTrust’s certificate of incorporation, and SouthTrust’s shareholders must approve the amendment by a majority of outstanding shares entitled to vote. SouthTrust’s certificate of incorporation provides that it may be amended in the manner Delaware law prescribes, provided that holders of 70% of the then-outstanding shares of SouthTrust capital stock must approve amendments to certain provisions of SouthTrust’s certificate of incorporation relating to business combinations, action by written consent of shareholders, and the classified board of directors. SouthTrust’s by-laws may be amended by SouthTrust’s board or by SouthTrust’s shareholders.

CERTAIN LITIGATION

On June 22, 2004, an individual shareholder of SouthTrust, purporting to represent a class of holders of SouthTrust common stock, filed a complaint in the Court of Chancery of the State of Delaware, naming SouthTrust and all of its directors as defendants. In the complaint the plaintiff alleges that the defendants breached their fiduciary duties to SouthTrust shareholders in agreeing to the merger by, among other things, failing to conduct an auction. The plaintiff seeks, among other things, to enjoin the merger and to be awarded unspecified monetary damages, including the fees of the plaintiff’s attorneys. In addition, individual shareholders of SouthTrust filed three purported class action complaints in the Circuit Court of Jefferson County, Alabama, on June 24 and July 8, 2004. Each of the lawsuits names SouthTrust and all of its directors as defendants. The complaints allege that the defendants breached their fiduciary duties to SouthTrust shareholders in approving the merger by, among other things, failing to wait for the announcement of SouthTrust’s second quarter 2004 earnings results in order to achieve a higher price and agreeing to a merger that results in change of control payments to SouthTrust’s senior management. The plaintiffs seek, among other things, to enjoin the merger and to be awarded attorneys’ fees. All three of the Alabama actions have been consolidated before the same judge. It is a condition to closing the merger that no judicial body of competent jurisdiction shall have issued any judgment, decree, injunction or other order that prohibits the closing of the merger. SouthTrust believes that these lawsuits are without merit and intends to defend them vigorously.

LEGAL OPINIONS

The validity of the Wachovia common stock to be issued in connection with the merger has been passed upon for Wachovia by Ross E. Jeffries, Jr., Senior Vice President and Assistant General Counsel of Wachovia. Mr. Jeffries owns shares of Wachovia common stock and has options to purchase additional shares of Wachovia common stock.

Certain matters related to the United States federal income tax consequences of the merger have been passed upon for Wachovia and SouthTrust by Sullivan & Cromwell LLP and Bradley Arant Rose & White LLP, respectively. Sullivan & Cromwell LLP regularly performs legal services for Wachovia, and Bradley Arant Rose & White LLP regularly performs legal services for SouthTrust. Certain members of Sullivan & Cromwell LLP performing legal services for Wachovia own shares of Wachovia’s common stock representing less than 1% of Wachovia’s outstanding common stock, and certain members of Bradley Arant Rose & White LLP performing legal services for SouthTrust own shares of SouthTrust’s common stock representing approximately 1% of SouthTrust’s outstanding common stock.

EXPERTS

The consolidated financial statements of Wachovia Corporation and subsidiaries as of December 31, 2003 and 2002, and for the three-year period ended December 31, 2003, included in the Wachovia Corporation 2003 Annual Report and incorporated by reference in Wachovia Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2003 consolidated financial statements refers to the fact that, effective July 1, 2001, Wachovia Corporation adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The remaining provisions of SFAS No. 142 were adopted on January 1, 2002. The audit report also refers to the fact that, effective January 1, 2002, Wachovia Corporation adopted the fair value provisions of SFAS No. 123, Accounting for Stock-Based Compensation, effective for grants made in 2002, and to the fact that in 2003 Wachovia Corporation adopted the provisions of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity, and Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities.

The consolidated financial statements of SouthTrust Corporation and subsidiaries as of December 31, 2003 and 2002, and for the two-year period ended December 31, 2003, included in the SouthTrust Corporation Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of SouthTrust Corporation and subsidiaries as of and for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before reclassification, revision and restatement items described in the following paragraph, in their report dated January 31, 2002.

The KPMG LLP audit report refers to the fact that the 2001 consolidated financial statements of SouthTrust Corporation were audited by other auditors who have ceased operations. It also refers to the fact that certain amounts in the 2001 consolidated financial statements have been reclassified to conform to the 2003 presentation; that the 2001 consolidated SouthTrust Corporation financial statements have been revised to include the transitional disclosures required by SFAS No. 142, which was adopted by SouthTrust Corporation as of January 1, 2002; and that SouthTrust Corporation changed the composition of its reportable segments in 2003, and the amounts in the 2001 consolidated financial statements relating to reportable segments have been restated to conform to the 2003 composition of reportable segments.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

Wachovia

If the merger is completed, SouthTrust shareholders will become shareholders of Wachovia. Shareholder proposals intended to be included in Wachovia’s proxy statement and voted on at Wachovia’s regularly scheduled 2005 Annual Meeting of Shareholders must be received at Wachovia’s offices at One Wachovia Center, Charlotte, North Carolina 28288-0013, Attention: Corporate Secretary, on or before November 15, 2004. Applicable SEC rules and regulations govern the submission of shareholder proposals and our consideration of them for inclusion in next year’s proxy statement and form of proxy.

Pursuant to Wachovia’s by-laws, in order for any business not included in the proxy statement for the 2005 Annual Meeting of Shareholders to be brought before the meeting by a shareholder entitled to vote at the meeting, the shareholder must give timely written notice of that business to Wachovia’s Corporate Secretary. That meeting is scheduled to be held on April 19, 2005, and to be timely, the notice must not be received any earlier than January 20, 2005 (90 days prior to April 20, 2005, the first anniversary of Wachovia’s 2004 annual meeting date), nor any later than February 19, 2005 (60 days prior to April 20, 2005). If the date of the meeting is advanced by more than 30 days or delayed by more than 60 days from April 20, 2005, the notice must be received no earlier than the 90th day prior to the 2005 annual meeting and not later than either the 60th day prior to the 2005 annual meeting or the tenth day after public disclosure of the actual meeting date, whichever is later. The notice must contain the information required by our by-laws. A proxy may confer discretionary authority to vote on any matter at a meeting if we do not receive notice of the matter within the time-frames described above. A copy of our by-laws is available upon request to: Wachovia Corporation, 301 South College Street, Charlotte, North Carolina 28288-0013, Attention: Corporate Secretary. The Chairman of the meeting may exclude matters that are not properly presented in accordance with these requirements.

SouthTrust

If the merger occurs, there will be no SouthTrust annual meeting of shareholders for 2005. In that case, shareholder proposals must be submitted to Wachovia’s Corporate Secretary in accordance with the procedures described above. In case the merger is not completed, according to SouthTrust’s by-laws, SouthTrust will provide notice of the annual meeting not less than 10 or more than 50 days before the date of the meeting. In order to be considered for inclusion in the proxy statement for SouthTrust’s 2005 annual meeting of shareholders, if it is held at all, shareholder proposals would need to be received by the Secretary of SouthTrust no later than November 8, 2004. In order for any business not included in the proxy statement for SouthTrust’s 2005 annual meeting of shareholders to be brought before the meeting, if held, by a shareholder entitled to vote at the meeting, the shareholder must give written notice of that business to SouthTrust’s Secretary no later than January 22, 2005. Applicable SEC rules and regulations govern the submission of shareholder proposals and our consideration of them, both for inclusion in next year’s proxy statement and for bringing such business before the meeting.

OTHER MATTERS

As of the date of this joint proxy statement-prospectus, Wachovia’s board and SouthTrust’s board know of no matters that will be presented for consideration at either of their special meetings other than as described in this joint proxy statement-prospectus. Wachovia and SouthTrust shareholders may, however, be asked to vote on a proposal to adjourn or postpone their respective special meeting. Wachovia and SouthTrust could use any adjournment or postponement of their special meeting for the purpose, among others, of allowing more time to solicit votes to approve the plan of merger. If any other matters properly come before either of the Wachovia or SouthTrust special meetings, or any adjournments or postponements of these meetings, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that they name as proxies to vote the shares represented by these proxies as to any of these matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the respective managements of Wachovia and SouthTrust. However, proxies that indicate a vote against approval of the plan of merger will not be voted in favor of any adjournment or postponement of the special meeting to solicit additional proxies to approve the plan of merger.

WHERE YOU CAN FIND MORE INFORMATION

Wachovia has filed a registration statement with the SEC under the Securities Act that registers the distribution to SouthTrust shareholders of the shares of common stock of Wachovia to be issued in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Wachovia, SouthTrust and the combined company and the common stock of these companies. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this document.

In addition, Wachovia (File No. 1-10000) and SouthTrust (File No. 0-3613) file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Wachovia and SouthTrust, that file electronically with the SEC. The address of that site is http://www.sec.gov. Wachovia’s address on the world wide web is http://www.wachovia.com, and SouthTrust’s address is http://www.SouthTrust.com. The information on our web sites is not a part of this document.

You can also inspect reports, proxy statements and other information about Wachovia at the offices of the NYSE, 20 Broad Street, New York, New York 10005. You can also inspect reports, proxy statements and other information that SouthTrust has filed with the SEC at the National Association of Securities Dealers, Inc., 1735 K Street, Washington D.C. 20096.

The SEC allows Wachovia and SouthTrust to “incorporate by reference” information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Wachovia and SouthTrust have previously filed with the SEC (other than the portions of those documents not deemed to be filed). They contain important information about our companies and their financial condition.

WACHOVIA FILINGS	PERIOD OR DATE FILED
Annual Report on Form 10-K	Year ended December 31, 2003

Proxy Statement on Schedule 14A	Filed March 15, 2004

Quarterly Reports on Form 10-Q	Quarters Ended March 31, 2004 and June 30, 2004

Current Reports on Form 8-K	January 15, 2004, April 19, 2004, June 21, 2004 and July 15, 2004

The description of Wachovia common stock set forth in the registration statement on Form 8-A12B filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

The description of the rights agreement, contained in a registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

SOUTHTRUST FILINGS	PERIOD OR DATE FILED

Annual Report on Form 10-K	Year ended December 31, 2003

Proxy Statement on Schedule 14A	Filed March 8, 2004

Quarterly Reports on Form 10-Q	Quarters Ended March 31, 2004 and June 30, 2004

Current Reports on Form 8-K	January 22, 2004, April 1, 2004, April 21, 2004, May 20, 2004, June 21, 2004, June 23, 2004 and July 21, 2004

The description of SouthTrust common stock set forth in the Amendment No. 2 to the Registration Statement on Form S-3, Registration Number 333-32922, filed on April 4, 2002.

The description of the SouthTrust Rights Agreement set forth in the Registration Statement on Form 8-A/A, as amended, filed on September 28, 2000, including any amendment or report filed with the SEC for the purpose of updating this description.

Wachovia and SouthTrust incorporate by reference additional documents that either company may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the dates of their respective special meetings (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Wachovia has supplied all information contained or incorporated by reference in this document relating to Wachovia, as well as all pro forma financial information, and SouthTrust has supplied all such information relating to SouthTrust.

You can obtain any of the documents incorporated by reference in this document through Wachovia or SouthTrust, as the case may be, or from the SEC through the SEC’s Internet world wide web site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Wachovia Corporation Investor Relations 301 South College Street Charlotte, North Carolina 28288 Telephone: (704) 374-6782	SouthTrust Corporation Mr. Alton E. Yother Treasurer and Controller 420 North 20th Street, 34th Floor Birmingham, Alabama 35203 Telephone: (205) 254-5000

If you would like to request documents, please do so by [•], 2004, to receive them before the Wachovia special meeting or by [•], 2004, to receive them before the SouthTrust special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Wachovia and SouthTrust and, assuming the consummation of the merger, a combined Wachovia and SouthTrust. Such statements include, but are not limited to, statements relating to:

•	synergies (including cost savings), and accretion and dilution to reported earnings expected to be realized from the merger;

•	business opportunities and strategies potentially available to the combined company;

•	merger-related and restructuring charges expected to be incurred;

•	management, operations and policies of Wachovia after the merger; and

•	statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “should” or similar expressions.

These forward-looking statements involve some risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among other things, the following possibilities:

•	the risk that the businesses of Wachovia and SouthTrust will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;

•	revenues following the merger may be lower than expected;

•	deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the ability to obtain governmental approvals of the merger on the proposed terms and schedule;

•	the failure of Wachovia and SouthTrust shareholders to approve the plan of merger;

•	competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues;

•	the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses;

•	changes in the United States and foreign legal and regulatory framework;

•	unanticipated regulatory or judicial proceedings or rulings;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	the risk that the design of the company’s disclosure controls and procedures or internal controls prove inadequate, or are circumvented, thereby causing losses or errors in information or a delay in the detection of fraud;

•	adverse conditions in the stock market, the public debt market and other capital markets both domestically and abroad (including changes in interest rate conditions) and the impact of such conditions on the combined company’s capital markets and asset management activities; and

•	the impact on Wachovia’s or SouthTrust’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements, and the factors that will determine these results are beyond Wachovia’s or SouthTrust’s ability to control or predict.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement-prospectus, in the case of forward-looking statements contained in this joint proxy statement-prospectus, or the dates of the documents incorporated by reference in this joint proxy statement-prospectus, in the case of forward-looking statements made in those incorporated documents.

Except to the extent required by applicable law or regulation, Wachovia and SouthTrust undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement-prospectus or to reflect the occurrence of unanticipated events.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Wachovia and SouthTrust have filed with the SEC under “Where You Can Find More Information” beginning on page [•].

All subsequent written or oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement-prospectus and attributable to Wachovia or SouthTrust or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

dated as of June 20, 2004

between

WACHOVIA CORPORATION

and

SOUTHTRUST CORPORATION

Restated on July 9, 2004

-i-

Annex 1	Form of Stock Option Agreement
Annex 2	Form of Amendment to SouthTrust Rights Agreement
Annex 3	Form of SouthTrust Affiliate Letter

-ii-

AGREEMENT AND PLAN OF MERGER, dated as of June 20, 2004 (this “Agreement”), between Wachovia Corporation, a North Carolina corporation (“Wachovia”), and SouthTrust Corporation, a Delaware corporation (“SouthTrust”).

RECITALS

A. The Proposed Transaction. The parties intend to effect a strategic business combination through the merger of SouthTrust with and into Wachovia (the “Merger”), with Wachovia the surviving corporation (the “Surviving Corporation”).

B. Board Determinations. The respective boards of directors of Wachovia and SouthTrust have each determined that the Merger and the other transactions contemplated hereby are consistent with, and will further, their respective business strategies and goals, and are in the best interests of their respective stockholders and, therefore, have approved the Merger, this Agreement and the plan of merger contained in this Agreement.

C. Intended Tax Treatment. The parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986 and the rules and regulations thereunder (the “Code”) and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code.

D. Stock Option Agreement. As an inducement to and condition of Wachovia’s willingness to enter into this Agreement, SouthTrust will grant to Wachovia an option to acquire shares of SouthTrust Common Stock pursuant to a Stock Option Agreement (the “Stock Option Agreement”), the form of which is attached hereto as Annex 1. The Stock Option Agreement will be entered into immediately after the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, Wachovia and SouthTrust agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.01. Definitions. This Agreement uses the following definitions:

“Acquisition Proposal” means a tender or exchange offer to acquire more than 15% of the voting power in SouthTrust or any of its Significant Subsidiaries, a proposal for a merger, consolidation or other business combination involving SouthTrust or any of its Significant Subsidiaries or any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, SouthTrust or any of its Significant Subsidiaries, other than the transactions contemplated hereby.

“Acquisition Transaction” means (a) the merger or consolidation of Wachovia with or into another person or a reorganization or recapitalization of Wachovia, the consummation of which results in the stockholders of Wachovia immediately prior to such transaction not immediately thereafter owning more than 50% of the total voting power of the merged, consolidated, reorganized or recapitalized entity’s voting securities entitled to vote generally for the election of directors, or (b) the direct or indirect acquisition by a person (including a “group” within the meaning of Section 13(d)(3) of the Exchange Act) not theretofore an Affiliate of Wachovia of (1) more than 50% of the voting securities of Wachovia, (2) the right to elect more than 50% of the Wachovia Board or (3) all or substantially all of Wachovia’s assets.

“Agreement” has the meaning assigned in the Preamble.

“Articles of Merger” has the meaning assigned in Section 2.03.

“BCA” means the Business Corporation Act of the State of North Carolina.

“BHC Act” means the Bank Holding Company Act of 1956.

“Benefit Arrangement” means, with respect to each of Wachovia and SouthTrust, each of the following (a) under which any Employee or any of its current or former directors has any present or future right to benefits, (b) that is sponsored or maintained by it or its Subsidiaries, or (c) under which it or its Subsidiaries has had or has any present or future liability: each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, paid time off benefits and other employee benefit plan, agreement, program, policy or other arrangement (with respect to any of preceding, whether or not subject to ERISA).

“Benefits Transition Date” has the meaning assigned in Section 6.13(a).

“Certificate of Merger” has the meaning assigned in Section 2.03.

“Closing” has the meaning assigned in Section 2.02.

“Closing Date” has the meaning assigned in Section 2.02.

“Code” has the meaning assigned in the Recitals.

“Confidentiality Agreement” has the meaning assigned in Section 6.05(b).

“Constituent Documents” means the charter or articles or certificate of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

“Costs” has the meaning assigned in Section 6.12(a).

“Covered Employees” has the meaning assigned in Section 6.13(a).

“Disclosure Schedule” has the meaning assigned in Section 5.01.

“Effective Time” has the meaning assigned in Section 2.03.

“Employees” means current and former employees of each of Wachovia and SouthTrust, as the context requires.

“Environmental Laws” means the statutes, rules, regulations, ordinances, codes, orders, decrees, and any other laws (including common law) of any foreign, federal, state, local, and any other governmental authority, regulating, relating to or imposing liability or standards of conduct concerning pollution, or protection of human health and safety or of the environment, as in effect on or prior to the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has the meaning assigned in Section 5.03(m).

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations thereunder.

“Exchange Agent” has the meaning assigned in Section 3.04(a).

“Exchange Ratio” has the meaning assigned in Section 3.01.

“GAAP” means United States generally accepted accounting principles.

“GCL” means the General Corporation Law of the State of Delaware.

“Governmental Authority” means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder.

“Indemnified Party” has the meaning assigned in Section 6.12(a).

“Joint Proxy Statement” has the meaning assigned in Section 6.03(a).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Material Adverse Effect” means, with respect to Wachovia or SouthTrust, any effect that

(a) is material and adverse to the financial condition, results of operations or business of Wachovia and its Subsidiaries, taken as a whole, or SouthTrust and its Subsidiaries, taken as a whole, respectively, excluding (with respect to each of clause (1), (2) or (3), only to the extent that the effect of a change on it is not materially different than on comparable U.S. banking or financial services organizations) the impact of (1) changes in banking and other laws of general applicability or changes in the interpretation thereof by Governmental Authorities, (2) changes in GAAP or regulatory accounting requirements applicable to U.S. banking or financial services organizations generally, (3) changes in prevailing interest rates or other general economic conditions affecting U.S. banking or financial services organizations generally, (4) actions or omissions of a party to this Agreement required by this Agreement or taken with the prior written consent of the other party to this Agreement, in contemplation of the transactions contemplated hereby, and (5) to the extent consistent with GAAP, any modifications or changes to valuation policies or practices, or restructuring charges, in each case taken with the prior approval of Wachovia or SouthTrust, as the case may be, in connection with the Merger; or

(b) would materially impair the ability of Wachovia or SouthTrust, respectively, to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

“Materials of Environmental Concern” means any hazardous or toxic substances, materials, wastes, pollutants, or contaminants, including without limitation those defined or regulated as such under any Environmental Law, and any other substance the presence of which may give rise to liability under Environmental Law.

“Merger” has the meaning assigned in the Recitals.

“NASDAQ” means The Nasdaq Stock Market, Inc.

“New Certificates” has the meaning assigned in Section 3.04(a).

“NYSE” means the New York Stock Exchange, Inc.

“Old Certificates” has the meaning assigned in Section 3.04(a).

“Other Persons” has the meaning assigned in Section 6.06(a).

“party” means Wachovia or SouthTrust.

“Pension Plan” has the meaning assigned in Section 5.03(m).

“person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Previously Disclosed” means information set forth by a party in the applicable paragraph of its Disclosure Schedule, or any other paragraph of its Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Disclosure Schedule is also applicable to the section of this Agreement in question).

“Registration Statement” has the meaning assigned in Section 6.03(a).

“Regulatory Filings” has the meaning assigned in Section 5.03(h).

“Representatives” means, with respect to any person, such person’s directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

“Requisite Regulatory Approvals” has the meaning assigned in Section 6.11(a).

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such first person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Secretary of State (Del)” means the Secretary of State of the State of Delaware.

“Secretary of State (NC)” means the Secretary of State of the State of North Carolina.

“Section 16 Information” means information regarding the SouthTrust Insiders, including the number of shares of SouthTrust Common Stock held or to be held by a SouthTrust Insider expected to be exchanged for Wachovia Common Stock in the Merger, and the number and description of the options to purchase shares of SouthTrust Common Stock held by a SouthTrust Insider and expected to be converted into options to purchase shares of Wachovia Common Stock in connection with the Merger.

“Securities Act” means the Securities Act of 1933 and the rules and regulations thereunder.

“SouthTrust” has the meaning assigned in the preamble to this Agreement.

“SouthTrust Affiliate” has the meaning assigned in Section 6.07.

“SouthTrust Board” means the Board of Directors of SouthTrust.

“SouthTrust Common Stock” means the common stock, par value $2.50 per share, of SouthTrust.

“SouthTrust Director Appointees” has the meaning assigned in Section 2.06.

“SouthTrust DRIP” means the SouthTrust Dividend Reinvestment and Common Stock Purchase Plan.

“SouthTrust Insiders” means those officers and directors of SouthTrust subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

“SouthTrust Meeting” has the meaning assigned in Section 6.02(c).

“SouthTrust Preferred Stock” means the preferred stock, par value $1.00 per share, of SouthTrust.

“SouthTrust Rights” means rights to purchase shares of SouthTrust Stock issued under the SouthTrust Rights Agreement.

“SouthTrust Rights Agreement” means the Amended and Restated Rights Agreement, dated as of August 1, 2000, between SouthTrust and American Stock Transfer & Trust Company, as Rights Agent.

“SouthTrust Stock Option” has the meaning assigned in Section 3.07.

“SouthTrust Stock Plans” means the 2004 SouthTrust Long-Term Incentive Plan, the SouthTrust Long-Term Incentive Plan, the SouthTrust Discount Stock Payroll Purchase Plan, the SouthTrust Director’s Stock Purchase Plan, the SouthTrust DRIP, the SouthTrust 1993 Stock Option Plan, the Cenit Bancorp, Inc. 2001 Stock Option Plan and the Tidewater 2001 Director’s Stock Option Plan.

“Stock Option Agreement” has the meaning assigned in the Recitals.

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Superior Proposal” means a bona fide written Acquisition Proposal which the SouthTrust Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby (1) after receiving the advice of its financial advisors

(which shall be a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal”, the references to “more than 15%” in the definition of Acquisition Proposal shall be deemed to be references to “25% or more”.

“Surviving Corporation” has the meaning assigned in the Recitals.

“Takeover Laws” has the meaning assigned in Section 5.03(p).

“Takeover Provisions” has the meaning assigned in Section 5.03(p).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Time.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“Wachovia” has the meaning assigned in the preamble to this Agreement.

“Wachovia Articles” means the Restated Articles of Incorporation of Wachovia, as amended.

“Wachovia Board” means the Board of Directors of Wachovia.

“Wachovia Bylaws” means the Amended and Restated Bylaws of Wachovia.

“Wachovia Common Stock” means the common stock, par value $3.33 1/3 per share, of Wachovia.

“Wachovia DRIP” means the Wachovia Dividend Reinvestment and Stock Purchase Plan.

“Wachovia Meeting” has the meaning assigned in Section 6.02(c).

“Wachovia Preferred Stock” means, collectively, the Preferred Stock, no-par value, the Class A Preferred Stock, no-par value, and the Dividend Equalization Preferred Shares, no-par value, of Wachovia.

“Wachovia Rights” means rights to purchase shares of Wachovia Stock issued under the Wachovia Rights Agreement.

“Wachovia Rights Agreement” means the Shareholder Protection Rights Agreement, dated as of December 19, 2000, between Wachovia and Wachovia Bank, National Association, as Rights Agent.

“Wachovia Stock” means, collectively, the Wachovia Common Stock and the Wachovia Preferred Stock.

“Wachovia Stock Option” has the meaning assigned in Section 3.07.

“Wachovia Stock Plans” means the Wachovia 2003 Stock Incentive Plan, the Wachovia 2001 Stock Incentive Plan, the Wachovia Employee Retention Stock Plan, the Wachovia Stock Plan, the Wachovia 1998 Stock Incentive Plan, the Wachovia 1999 Employee Stock Plan, the Wachovia 1996 Master Stock Compensation Plan and the Wachovia 1992 Master Stock Compensation Plan.

1.02. Interpretation. (a) In this Agreement, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Sections, Annexes or Schedules are to the Preamble to, a Recital or Section of, or Annex or Schedule to, this Agreement;

(2) to this Agreement are to this Agreement, and the Annexes and Schedules to it, taken as a whole;

(3) to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section;

(4) to the ”transactions contemplated hereby” includes the transactions provided for in this Agreement and the Annexes to it (including, to avoid doubt, the Stock Option Agreement); and

(5) to any Governmental Authority include any successor to that Governmental Authority; and

(6) to the date of this Agreement are to June 20, 2004.

(b) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(c) The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.”

(d) The words “herein”, “hereof” or “hereunder”, and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section.

(e) This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.

(f) No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate applicable law (including statutory and common law), rule or regulation.

ARTICLE II

THE MERGER

2.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, SouthTrust will merge with and into Wachovia at the Effective Time. At the Effective Time, the separate corporate existence of SouthTrust will terminate. Wachovia will be the Surviving Corporation, and will continue its corporate existence under the laws of the State of North Carolina.

2.02. Closing. The closing of the Merger (the “Closing”) will take place in the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 10:00 a.m. on the third business day (unless the parties agree to another time or date) after satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions (the “Closing Date”).

2.03. Effective Time. Subject to the provisions of this Agreement, in connection with the Closing Wachovia will duly execute and deliver (1) articles of merger (the “Articles of Merger”) to the Secretary of State (NC) for filing under Section 55-11-05 of the BCA and (2) a certificate of merger (the “Certificate of Merger”) to the Secretary of State (Del) for filing under Section 252 of the GCL. The parties will make all other filings or recordings required under the BCA and the GCL, and the Merger will become effective when the Articles of Merger are filed in the office of the Secretary of State (NC) and the Certificate of Merger is filed in the office of the Secretary of State (Del), or at such later date or time as Wachovia and SouthTrust agree and specify in the Articles of Merger and the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

2.04. Effects of the Merger. The Merger will have the effects prescribed by the BCA, the GCL and other applicable law.

2.05. Articles of Incorporation and By-laws. (a) The Wachovia Articles, as in effect immediately before the Effective Time, will be the articles of incorporation of the Surviving Corporation as of the Effective Time.

(b) The Wachovia By-Laws, as in effect immediately before the Effective Time, will be the by-laws of the Surviving Corporation as of the Effective Time.

2.06. Wachovia Board of Directors. Wachovia agrees to cause three current members of the SouthTrust Board (the “SouthTrust Director Appointees”) to be appointed to the Wachovia Board immediately after the Effective Time. The SouthTrust Director Appointees will include Mr. Wallace D. Malone, Jr. and two other current members of the SouthTrust Board who are agreed to by Wachovia and SouthTrust. At the first annual meeting of Wachovia’s shareholders after the Effective Time, Wachovia will take all corporate action necessary to, and will, nominate two of the SouthTrust Director Appointees for election to the Wachovia Board for a three-year term and one of the SouthTrust Director Appointees for election to the Wachovia Board for a two-year term, and Wachovia will recommend that the Wachovia shareholders vote for the election of the SouthTrust Director Appointees to the Wachovia Board.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.01. Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of SouthTrust Stock, each share of SouthTrust Common Stock outstanding immediately prior to the Effective Time will be converted into 0.89 (the “Exchange Ratio”) fully paid and nonassessable shares of Wachovia Common Stock and the requisite number of Wachovia Rights issued and attached to such shares under the Wachovia Rights Agreement. Notwithstanding anything in this Section 3.01 to the contrary, at the Effective Time and by virtue of the Merger, each share of SouthTrust Common Stock beneficially owned by Wachovia (other than shares held in a trust, fiduciary, or nominee capacity or as a result of debts previously contracted) or held in SouthTrust’s treasury will be canceled and no shares of Wachovia Stock and no Wachovia Rights or other consideration will be issued or paid in exchange therefor.

3.02. Cancellation of Shares. At the Effective Time, the shares of SouthTrust Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist. Certificates that represented SouthTrust Common Stock before the Effective Time will be deemed for all purposes to represent the number of shares of Wachovia Common Stock into which they were converted pursuant to Section 3.01, and, as contemplated by the Wachovia Rights Agreement, attached Wachovia Rights.

3.03. Rights as Shareholders; Stock Transfers. At the Effective Time, holders of SouthTrust Common Stock will cease to be, and will have no rights as, shareholders of SouthTrust, other than rights to (a) receive any then unpaid dividend or other distribution with respect to such SouthTrust Common Stock having a record date before the Effective Time and (b) receive the merger consideration provided under this Article III. After the Effective Time, there will be no transfers of shares of SouthTrust Common Stock on the stock transfer books of SouthTrust or the Surviving Corporation, and shares of SouthTrust Common Stock presented to the Surviving Corporation for any reason will be canceled and exchanged in accordance with this Article III.

3.04. Exchange Procedures. (a) As of the Effective Time, Wachovia will deposit with Wachovia’s transfer agent or with a depository or trust institution of recognized standing selected by Wachovia and reasonably satisfactory to SouthTrust (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing shares of SouthTrust Common Stock (“Old Certificates”), (1) certificates or, at

Wachovia’s option, evidence of shares in book entry form, representing the shares of Wachovia Common Stock (“New Certificates”) issuable to holders of Old Certificates under this Article III and (2) cash payable pursuant to Section 3.05 (the “Exchange Fund”).

(b) Promptly after the Effective Time, Wachovia will send or cause to be sent to each person who was a recordholder of SouthTrust Common Stock immediately before the Effective Time transmittal materials for exchanging Old Certificates. Upon surrender of an Old Certificate for cancellation to the Exchange Agent together with the transmittal materials, duly executed, and such other documents as the Exchange Agent may reasonably require (including customary indemnity if any of such certificates are lost, stolen, or destroyed), the holder of such Old Certificate shall be entitled to receive in exchange therefor a certificate representing that number of New Certificates which such holder has the right to receive in respect of the Old Certificates surrendered pursuant to the provisions of this Article III (after taking into account all shares of SouthTrust Common Stock then held by such holder) and any check in respect of dividends or distributions or for fractional shares that the shareholder will be entitled to receive, and the Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid on any such cash or other consideration deliverable pursuant to this Article III.

(c) Neither Wachovia, SouthTrust nor the Exchange Agent will be liable to any former holder of SouthTrust Common Stock for any shares of Wachovia Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

3.05. Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Wachovia Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Wachovia will pay to each holder of SouthTrust Common Stock who would otherwise be entitled to a fractional share of Wachovia Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction of a share of Wachovia Common Stock by the last reported sale price of Wachovia Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the last NYSE trading day preceding the Effective Time.

3.06. Anti-Dilution Adjustments. If Wachovia changes (or the Wachovia Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Wachovia Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Exchange Ratio will be adjusted proportionately to account for such change.

3.07. Stock Options. At the Effective Time, all outstanding and unexercised employee and director options to purchase shares of SouthTrust Common Stock (each, a “SouthTrust Stock Option”) will cease to represent an option to purchase SouthTrust Common Stock and will be converted automatically into options to purchase Wachovia Common Stock (each, a “Wachovia Stock Option”), and Wachovia will assume each SouthTrust Stock Option subject to its terms, according to the instruments governing the SouthTrust Stock Option, it being acknowledged and agreed that each such automatically converted SouthTrust Stock Option shall immediately vest at the Effective Time; provided that after the Effective Time:

(a) the number of shares of Wachovia Common Stock purchasable upon exercise of each SouthTrust Stock Option will equal the product of (1) the number of shares of SouthTrust Common Stock that were purchasable under the SouthTrust Stock Option immediately before the Effective Time and (2) the Exchange Ratio, rounded to the nearest whole share; and

(b) the per share exercise price for each SouthTrust Stock Option will equal the quotient of (1) the per share exercise price of the SouthTrust Stock Option in effect immediately before the Effective Time and (2) the Exchange Ratio, rounded to the nearest cent.

Notwithstanding the foregoing, each SouthTrust Stock Option that is intended to be an “incentive stock option” (as defined in Section 422 of the Code) will be adjusted in accordance with the requirements of Section 424 of the Code. Accordingly, with respect to any incentive stock options, fractional shares will be rounded down to the nearest whole number of shares and, where necessary, the per share exercise price will be rounded up to the nearest cent. Before the Effective Time, Wachovia will take all corporate action necessary to reserve for issuance a sufficient number of shares of Wachovia Common Stock for delivery upon exercise of Wachovia Stock Options in accordance with this Section 3.07. As soon as practicable after the Effective Time, Wachovia will file one or more appropriate registration statements (on Form S-3 or Form S-8 or any successor or other appropriate forms) with respect to the Wachovia Common Stock underlying the Wachovia Stock Options described in this Section 3.07, and will use all reasonable best efforts to maintain the effectiveness of those registration statements and the current status of the related prospectuses for so long as the SouthTrust Stock Options remain outstanding.

3.08. Effect on Wachovia Stock. Each share of Wachovia Stock outstanding immediately prior to the Effective Time will remain outstanding.

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE MERGER

4.01. Forebearances of SouthTrust. SouthTrust agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or the Stock Option Agreement or as Previously Disclosed, without the prior written consent of Wachovia (which consent will not be unreasonably withheld or delayed), it will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and authorizations and their existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Agreement or the Stock Option Agreement or to consummate the transactions contemplated hereby.

(b) Operations. Enter into any new material line of business or change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority.

(c) Capital Stock. Other than pursuant to Rights Previously Disclosed and outstanding on the date of this Agreement or pursuant to the Stock Option Agreement, (1) issue, sell or otherwise permit to become outstanding (including pursuant to the SouthTrust DRIP, the operation of which has been suspended), or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock, or (2) permit any additional shares of its stock to become subject to new grants, except issuances of employee or director stock options or other stock-based employee Rights in the ordinary course of business consistent with past practice.

(d) Dividends, Distributions, Repurchases. (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries, (B) regular quarterly dividends on its common stock, provided that any such dividend shall be at a rate equal to the rate paid by it during the fiscal quarter immediately preceding the date hereof, or required dividends on preferred stock, (C) pursuant to the SouthTrust Rights Agreement) or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock.

(e) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.

(f) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(g) Constituent Documents. Amend its Constituent Documents or the Constituent Documents (or similar governing documents) of any of its Significant Subsidiaries.

(h) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements.

(i) Adverse Actions. Notwithstanding anything herein to the contrary, (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied in a timely manner, except as may be required by applicable law or regulation.

(j) Compensation; Employment Agreements; Etc. Enter into, amend, modify (including by way of interpretation) or renew any employment, officer, consulting, severance or similar contract, agreement or arrangement with any director or employee, or grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except (1) to make changes that are required by applicable law, (2) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, (3) for merit-based or annual salary increases in the ordinary course of business and in accordance with past practice or (4) for employment arrangements for, or grants of awards to, newly hired employees in the ordinary and usual course of business consistent with past practice.

(k) Benefit Plans. Enter into, establish, adopt, amend, modify (including by way of interpretation) or renew any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder or add any new participants to any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except (1) as may be required by applicable law, (2) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (3) amendments that do not increase benefits or result in increased administrative costs.

(l) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

4.02. Forebearances of Wachovia. Wachovia agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or the Stock Option Agreement or as Previously Disclosed, without the prior written consent of SouthTrust, it will not, and will cause each of its Subsidiaries not to:

(a) Adverse Actions. Notwithstanding anything herein to the contrary, (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied in a timely manner, except as may be required by applicable law or regulation; provided that nothing in this Section 4.02(a) shall preclude Wachovia from exercising its rights under the Stock Option Agreement.

(b) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Notwithstanding anything in paragraphs (a) or (b) of this Section 4.02 to the contrary, Wachovia may make dispositions and acquisitions and agree to issue capital stock in connection therewith, provided that such actions do not present a material risk that the Closing Date will be materially delayed or that the Requisite Regulatory Approvals will be materially more difficult to obtain.

4.03. Coordination of Dividends. Until the Effective Time, Wachovia and SouthTrust will coordinate on the declaration of any dividends or other distributions with respect to Wachovia Common Stock and SouthTrust Common Stock and the related record dates and payment dates, it being intended that SouthTrust shareholders will not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of SouthTrust Common Stock (including any shares of Wachovia Common Stock received in exchange therefor in the Merger). Notwithstanding anything in Section 4.01(d) to the contrary, if the Effective Time does not occur before the record date for the dividend on Wachovia Common Stock for the fourth quarter of 2004, then, for that quarter and thereafter until the Effective Time occurs, SouthTrust may increase the quarterly cash dividend on SouthTrust Common Stock to an amount per share equal to the product of the then-current dividend per share on Wachovia Common Stock multiplied by the Exchange Ratio. For purposes of this Section 4.03, the parties acknowledge and agree that the dividend payable on SouthTrust Common Stock on October 1, 2004 is the quarterly dividend on SouthTrust Common Stock for the third quarter of 2004.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01. Disclosure Schedules. Before entry into this Agreement, Wachovia delivered to SouthTrust a schedule and SouthTrust delivered to Wachovia a schedule (respectively, each schedule a “Disclosure Schedule”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or to one or more of its covenants contained in Article IV; provided that the inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or was required to be disclosed therein.

5.02. Standard. For all purposes of this Agreement, no representation or warranty of SouthTrust or Wachovia contained in Section 5.03 (other than the representations and warranties contained in Section 5.03(b) and 5.03(c), which shall be true in all material respects) will be deemed untrue, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03, has had or is reasonably likely to have a Material Adverse Effect with respect to SouthTrust or Wachovia, as the case may be.

5.03. Representations and Warranties. Except as Previously Disclosed, SouthTrust hereby represents and warrants to Wachovia, and Wachovia hereby represents and warrants to SouthTrust, to the extent applicable, as follows:

(a) Organization, Standing and Authority. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. It is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified.

(b) SouthTrust Stock. In the case of SouthTrust:

The authorized capital stock of SouthTrust consists of 1,000,000,000 shares of SouthTrust Common Stock and 5,000,000 shares of SouthTrust Preferred Stock. As of May 31, 2004, no more than

333,000,000 shares of SouthTrust Common Stock and no shares of SouthTrust Preferred Stock were outstanding. As of the date of this Agreement, no more than 30,800,000 shares of SouthTrust Common Stock were reserved for issuance under the SouthTrust Stock Plans (of which no more than 19,500,000 were reserved for issuance in respect of awards outstanding as of such date). The outstanding shares of SouthTrust Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except as set forth above or in the Stock Option Agreement and except for shares issuable pursuant to the SouthTrust Stock Plans, as of the date of this Agreement, there are no shares of SouthTrust Stock reserved for issuance, SouthTrust does not have any Rights outstanding with respect to SouthTrust Stock, and SouthTrust does not have any commitment to authorize, issue or sell any SouthTrust Stock or Rights, except pursuant to this Agreement, the Stock Option Agreement, outstanding SouthTrust Stock Options, the SouthTrust Stock Plans, the SouthTrust Rights Agreement and the SouthTrust DRIP. As of the date of this Agreement, SouthTrust has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of SouthTrust Stock.

(c) Wachovia Stock. In the case of Wachovia:

The authorized capital stock of Wachovia consists of 3,000,000,000 shares of Wachovia Common Stock and 550,000,000 shares of Wachovia Preferred Stock. As of the date of this Agreement, no more than 1,320,000,000 shares of Wachovia Common Stock and 100,000,000 shares of Wachovia Preferred Stock were outstanding. As of the date of this Agreement, no more than 151,000,000 shares of Wachovia Common Stock were subject to Wachovia Stock Options granted under the Wachovia Stock Plans. As of the date of this Agreement, there were no more than 95,000,000 shares of Wachovia Common Stock reserved for issuance under the Wachovia Stock Plans. The outstanding shares of Wachovia Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). The shares of Wachovia stock to be issued in the Merger have been duly authorized and, if and when issued in the Merger, will be fully paid and nonassessable. Except as set forth above, as of the date of this Agreement, there are no shares of Wachovia Stock reserved for issuance, Wachovia does not have any Rights issued or outstanding with respect to Wachovia Stock, and Wachovia does not have any commitment to authorize, issue or sell any Wachovia Stock or Rights, except pursuant to this Agreement, outstanding Wachovia Stock Options, the Wachovia Stock Plans, the Wachovia Rights Agreement and the Wachovia DRIP. As of the date of this Agreement, Wachovia has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Wachovia Stock.

(d) Significant Subsidiaries. (1) (A) It owns, directly or indirectly, all the outstanding equity securities of each of its Significant Subsidiaries free and clear of any Liens, (B) no equity securities of any of its Significant Subsidiaries are or may become required to be issued (other than to it or its wholly owned Subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of such Significant Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Significant Subsidiaries (other than to it or its wholly-owned Subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities, (E) all the equity securities of each Significant Subsidiary held by it or its Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (except as provided in 12 U.S.C. § 55 or comparable state laws in the case of bank Subsidiaries), and (F) each Significant Subsidiary that is a bank (as defined in the BHC Act) is an “insured bank” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

(2) Each of its Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or its conduct of business requires it to be so qualified.

(e) Power. It and each of its Subsidiaries has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby.

(f) Authority. It has duly authorized, executed and delivered this Agreement and has taken all corporate action necessary in order to execute and deliver the Stock Option Agreement. Subject only to receipt of the affirmative vote of the holders of a majority of the outstanding shares of Wachovia Common Stock or SouthTrust Common Stock, as the case may be, to approve the plan of merger contained in this Agreement, this Agreement and the transactions contemplated hereby have been authorized by all necessary respective corporate action. This Agreement is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(g) Regulatory Approvals; No Defaults. (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by it or any of its Subsidiaries in connection with the execution, delivery or performance by it of this Agreement and the Stock Option Agreement or to consummate the Merger, except for (A) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of related waiting periods required by foreign, federal and state banking authorities, including applications and notices under the BHC Act, the Bank Merger Act and the Federal Reserve Act and an application to the Alabama State Banking Department, (B) filing of notices, and expiration of the related waiting period, under the HSR Act, (C) filings of applications and notices with, and receipt of approvals or nonobjections from, the SEC and state securities authorities, the National Association of Securities Dealers, Inc., applicable securities exchanges and self-regulatory organizations, the Small Business Administration and state insurance authorities, (D) filing of the Registration Statement and Joint Proxy Statement with the SEC, and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (E) receipt of the applicable shareholder approvals described in Section 5.03(f), (F) the filing of the Articles of Merger and Certificate of Merger, and (G) such filings with applicable securities exchanges to obtain the authorizations for listing contemplated by this Agreement.

(2) Subject to receipt of the consents and approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of its Subsidiaries or to which it or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, its Constituent Documents or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(3) As of the date of this Agreement, it is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.

(h) Financial Reports and Regulatory Filings; Material Adverse Effect. (1) Its Annual Reports on Form 10-K for the fiscal years ended December 31, 2001, 2002 and 2003, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Subsidiaries subsequent to December 31, 2000 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (collectively, its “Regulatory Filings”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the statements of financial position contained in or incorporated by reference into any such Regulatory Filing (including the related notes and schedules) fairly presented in all material respects its financial position and that of its Subsidiaries as of the date of such statement, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of it and its Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(2) Since December 31, 2003, it and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(3) Since December 31, 2003, (A) it and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(i) Litigation. Except as set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, (without giving effect to any amendment filed after the date of this Agreement), there is no suit, action, investigation or proceeding pending or, to its knowledge, threatened against or affecting it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action or proceeding), nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitration outstanding against it or any of its Subsidiaries.

(j) Regulatory Matters. It is a financial holding company, as defined in Section 2(p) of the BHC Act. Except as set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (without giving effect to any amendment filed after the date of this Agreement), neither it nor any of its Subsidiaries is subject to, or has been advised that it is reasonably likely to become subject to, any written order, decree, agreement, memorandum of understanding or similar arrangement (including an agreement under Section 4(m) of the BHC Act) with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it or any of its Subsidiaries.

(k) Compliance with Laws. Except as set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, (without giving effect to any amendment filed after the date of this Agreement), it and each of its Subsidiaries:

(1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened;

(3) has received, since December 31, 2000, no written notification from any Governmental Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization; and

(4) is in compliance with all applicable listing standards, in the case of Wachovia, of the NYSE, and, in the case of SouthTrust, of the NASDAQ.

(l) Material Contracts; Defaults. (1) Except for those agreements and other documents filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2003, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (B) that restricts the conduct of business by it or any of its Subsidiaries or its or their ability to compete in any line of business or (C) with respect to employment of an officer, director or consultant.

(2) Neither it nor any of its Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(m) Employee Benefit Plans. (1) All of its Benefit Arrangements are Previously Disclosed, other than those Benefit Arrangements that are not material. True and complete copies of all Benefit Arrangements, including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Arrangements, and all amendments thereto, have been made available to the other party.

(2) All of its Benefit Arrangements, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA, are in compliance with ERISA, the Code and other applicable laws. Each of its Benefit Arrangements which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”), and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such letter within the applicable remedial amendment period under Section 401(b) of the Code, and it is not aware of any circumstances reasonably likely to result in revocation of any such favorable determination letter. Each Benefit Arrangement which is intended to be part of a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code has (A) received an opinion letter from the Internal Revenue Service recognizing its exempt status under Section 501(c)(9) of the Code and (B) filed a timely notice with the Internal Revenue Service pursuant to Section 505(c) of the Code, and it is not aware of circumstances likely to result in the loss of the exempt status of such Benefit Arrangement under Section 501(c)(9) of the Code. There is no pending or, to the knowledge of SouthTrust or Wachovia, as the case may be, threatened litigation relating to its Benefit Arrangements. Neither it nor any of its Subsidiaries has engaged in a transaction with respect to any of its Benefit Arrangements that, assuming the taxable period of such transaction expired as of the date hereof, could subject it or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither it nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

(3) No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by it or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). None of it, any of its Subsidiaries or any of its ERISA Affiliates has contributed to a “multiemployer plan”, within the meaning of Section 3(37) of ERISA, at any time within the last six years. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, other than pursuant to Pension Benefit Guaranty Corporation Reg. Section 4043.66, has been required to be filed for any of its Pension Plans or by any of its ERISA Affiliates within the 12-month period ending on the date hereof.

(4) All contributions required to be made under the terms of any of its Benefit Arrangements have been timely made or have been reflected on its consolidated financial statements included in its Regulatory Filings. None of its Pension Plans or any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and none of its ERISA Affiliates has an outstanding funding waiver. Neither it nor any of its Subsidiaries has provided, or is required to provide, security to any of its Pension Plans or to any single-employer plan of any of its ERISA Affiliates pursuant to Section 401(a)(29) of the Code.

(5) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no change in the financial condition of such Pension Plan since the last day of the most recent plan year.

(6) Neither it nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Arrangement or collective bargaining agreement. Either it or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(7) There has been no amendment to, announcement by it or any of its subsidiaries relating to, or change in employee participation or coverage under, any Benefit Arrangement which would increase the expense of maintaining such Benefit Arrangement above the level of the expense incurred therefor for the most recent fiscal year. Neither its execution of this Agreement or the Stock Option Agreement, the performance of its obligations hereunder or under the Stock Option Agreement, the consummation of the transactions contemplated hereby, the termination of the employment of any of its employees within a specified time of the Effective Time nor shareholder approval of the transactions covered by this Agreement, will (A) limit its right, in its sole discretion, to administer or amend in any respect or terminate any of its Benefit Arrangements or any related trust, (B) entitle any of its employees or any employees of its Subsidiaries to severance pay or any increase in severance pay, or (C) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of its Benefit Arrangements. Without limiting the foregoing, as a result of the consummation of the transactions contemplated hereby (including as a result of the termination of the employment of any of its employees within a specified time of the Effective Time) neither it nor any of its Subsidiaries will be obligated to make a payment to an individual that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(n) Taxes. (1) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to it and its Subsidiaries have been duly, timely and accurately filed, (2) all Taxes shown to be due on the Tax Returns referred to in clause (1) have been paid in full, (3) all Taxes that it or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Authority in a timely manner, to the extent due and payable, and (4) no extensions or waivers of statutes of limitation have been given by or requested with respect to any of its U.S. federal income taxes or those of its Subsidiaries. It has made provision in accordance with GAAP, in the financial statements included in the Regulatory Filings filed before the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by its Regulatory Filings filed before the date hereof. As of the date hereof, neither it nor any of its Subsidiaries has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. No Liens for Taxes exist with respect to any of its assets or properties or those of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP. Neither it nor any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

(o) Books and Records. Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(p) Takeover Laws and Provisions. It has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”), including Section 203 of the GCL and Articles 9 and 9A of the BCA. It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of its Constituent Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, “Takeover Provisions”). In the case of SouthTrust, the approval of the Merger and this Agreement by the SouthTrust Board exempts this Agreement and the transactions contemplated hereby from Article Eleventh of SouthTrust’s Restated Certificate of Incorporation.

(q) SouthTrust Rights Agreement. In the case of SouthTrust, it has taken all action necessary or appropriate so that the entering into of this Agreement and the consummation of the transactions contemplated hereby (individually or in connection with any other event), do not and will not result in Wachovia or any affiliate or associate of Wachovia being deemed an “Acquiring Person” for purposes of the SouthTrust Rights Agreement, will not result in a “Distribution Date” or “Stock Acquisition Date” or “Triggering Event” under the SouthTrust Rights Agreement being deemed to occur and will not result in the ability of any Person to exercise any SouthTrust Rights under the SouthTrust Rights Agreement or enable or require the SouthTrust Rights to separate from the shares of SouthTrust Common Stock to which they are attached or to become distributable, unredeemable or exercisable. SouthTrust has duly adopted an amendment to the SouthTrust Rights Agreement substantially in the form of Annex 2.

(r) Financial Advisors. None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated herein, except that, in connection with this Agreement and the Stock Option Agreement, Wachovia has retained UBS Securities LLC as its financial advisor, and SouthTrust has retained Merrill Lynch & Co. as its financial advisor, the arrangements with which have been disclosed to Wachovia prior to the date hereof. As of the date of this Agreement, (1) SouthTrust has received an opinion of Merrill Lynch & Co., issued to SouthTrust, to the effect that the Exchange Ratio is fair from a financial point of view to holders of SouthTrust Common Stock, and (2) Wachovia has received an opinion of UBS Securities LLC, issued to Wachovia, to the effect that, as of the date of the opinion, the Exchange Ratio is fair from a financial point of view to Wachovia.

(s) Sarbanes-Oxley Act. It is in compliance with the provisions of the Sarbanes-Oxley Act, and the certifications provided and to be provided pursuant to Sections 302 and 906 thereof are accurate. It has initiated procedures for compliance with Section 404 of the Sarbanes-Oxley Act, and it expects to be in full compliance with such Section by the mandated compliance date.

(t) Labor Matters. Neither it nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its subsidiaries, pending or, to the best of its knowledge, threatened, nor it is aware, as of the date of this Agreement, of any activity involving it or any of its subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(u) Environmental Matters. There are no proceedings, claims, actions, or investigations of any kind, pending or threatened, in any court, agency, or other governmental authority or in any arbitral body, arising under any Environmental Law; there is no reasonable basis for any such proceeding, claim, action or investigation; there are no agreements, orders, judgments or decrees by or with any court, regulatory agency or other governmental authority, imposing liability or obligation under or in respect of any Environmental Law; there are and have been no Materials of Environmental Concern or other conditions at any property (owned, operated, or otherwise used by, or the subject of a security interest on behalf of, it or any of its subsidiaries); and there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could give rise to obligations or liabilities under any Environmental Law.

ARTICLE VI

COVENANTS

6.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, Wachovia and SouthTrust will use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with, and furnish information to, the other party to that end.

(b) Wachovia will execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more supplemental indentures and other instruments required for the due assumption of SouthTrust’s outstanding debt, guarantees, securities, and (to the extent informed of such requirement by SouthTrust) other agreements to the extent required by the terms of such debt, guarantees, securities or other agreements.

6.02. Shareholder Approvals. (a) The SouthTrust Board adopted this Agreement and the plan of merger it contains and adopted resolutions recommending as of the date hereof to SouthTrust’s shareholders approval of the plan of merger contained in this Agreement and any other matters required to be approved or adopted in order to effect the Merger and other transactions contemplated hereby.

(b) The Wachovia Board adopted this Agreement and the plan of merger it contains and adopted resolutions recommending as of the date hereof to Wachovia’s shareholders the approval of the plan of merger contained in this Agreement and any other matters required to be approved or adopted in order to effect the Merger and other transactions contemplated hereby.

(c) The Wachovia Board and SouthTrust Board each will submit to its shareholders the plan of merger contained in this Agreement and any other matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Wachovia and SouthTrust each will take, in accordance with applicable law and its respective Constituent Documents, all action necessary to convene a meeting of its shareholders (including any adjournment or postponement, the “Wachovia Meeting” and the “SouthTrust Meeting”, respectively), as promptly as practicable, to consider and vote upon approval of the plan of merger as well as any other such matters. The Wachovia Board and SouthTrust Board each will use all reasonable best efforts to obtain from their respective shareholders a vote approving the plan of merger contained in this Agreement, including a recommendation that its respective shareholders vote in favor of the Merger. However, if the SouthTrust Board, after consultation with (and based on the advice of) counsel, determines in good faith that, because of the receipt by SouthTrust of an Acquisition Proposal that the SouthTrust Board concludes in good faith constitutes a Superior Proposal, it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the plan of merger set forth in this Agreement, or, if subsequent to the execution of this Agreement, the SouthTrust Board, after consultation with (and based on the advice of) counsel, determines in good faith that the continued recommendation of the plan of merger set forth in this Agreement would more likely than not result in a violation of its fiduciary duties under applicable law, then in submitting the plan of merger to the SouthTrust Meeting, the SouthTrust Board may submit the plan of merger to its shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof, described in Section 6.02(a), may not be rescinded or amended), in which event the SouthTrust Board may communicate the basis for its lack of a recommendation to the shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that the SouthTrust Board may not take any actions under this sentence until after giving Wachovia at least 10 business days to respond to such Acquisition Proposal (and after giving Wachovia notice of the latest material terms, conditions and third party in the Acquisition Proposal) and then taking into account any amendment or modification to this Agreement proposed by Wachovia (it being agreed that the eighth paragraph of the Confidentiality Agreement will not preclude such a response or proposal).

6.03. SEC Filings. (a) Wachovia and SouthTrust will cooperate in ensuring that all filings required under SEC Rules 165, 425 and 14a-12 are timely and properly made. Wachovia also will prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Wachovia with the SEC in connection with the issuance of Wachovia Common Stock in the Merger, and the parties will jointly prepare the joint proxy statement and prospectus and other proxy solicitation materials of Wachovia and SouthTrust constituting a part thereof (the “Joint Proxy Statement”) and all related documents. Each party will cooperate, and will cause its Subsidiaries to cooperate, with the other party, its counsel and its accountants, in the preparation of the Registration Statement and the Joint Proxy Statement, and, provided that both parties and their respective Subsidiaries have cooperated as required above, Wachovia and SouthTrust agree to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable. Each of Wachovia and SouthTrust will use all reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof and to maintain the effectiveness of such Registration Statement until the Effective Time. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement and the Registration Statement prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings with the SEC. Wachovia also agrees to use reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby. SouthTrust agrees to furnish to Wachovia all information concerning SouthTrust, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b) Wachovia and SouthTrust each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Wachovia Meeting or the SouthTrust Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Wachovia and SouthTrust each further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.

(c) Wachovia will advise SouthTrust, promptly after Wachovia receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Wachovia Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.04. Press Releases. Wachovia and SouthTrust will consult with each other before issuing any press release, written employee communication or other written shareholder communication with respect to the Merger or this Agreement and will not issue any such communication or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld or delayed; provided that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such communication or make such public statement as may be required by applicable law or securities exchange rules. Wachovia and SouthTrust will cooperate to develop all public communications and make appropriate members of management available at presentations related to the transactions contemplated hereby as reasonably requested by the other party.

6.05. Access; Information. (a) Each of Wachovia and SouthTrust agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it will (and will cause its Subsidiaries to) afford the other party, and the other party’s officers, employees, counsel, accountants and other authorized Representatives, such access during normal business hours throughout the period before the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and to such other information as the other party may reasonably request and, during such period, it will furnish promptly to the other party (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request. Neither Wachovia nor SouthTrust will be required to afford access or disclose information that would jeopardize attorney-client privilege or contravene any binding agreement with any third party. The parties will make appropriate substitute arrangements in circumstances where the previous sentence applies.

(b) Each party will hold any information which is nonpublic and confidential to the extent required by, and in accordance with, the Confidentiality Agreement between Wachovia and SouthTrust (the “Confidentiality Agreement”).

(c) No investigation by Wachovia of the business and affairs of SouthTrust, pursuant to this Section 6.05 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Wachovia’s obligation to consummate the transactions contemplated hereby.

6.06. Acquisition Proposals. (a) SouthTrust will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Acquisition Proposal, or waive any provision of or amend the terms of the SouthTrust Rights Agreement, in respect of an Acquisition Proposal; provided that, in the event SouthTrust receives an unsolicited bona fide Acquisition Proposal, including from an Other Person (as defined below) after the execution of this Agreement, and the SouthTrust Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal, SouthTrust may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the SouthTrust Board concludes in good faith (and based on the advice of counsel) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement (without regard to any modification thereof pursuant hereto). SouthTrust will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Wachovia (“Other Persons”) with respect to any Acquisition Proposal and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. SouthTrust will promptly (within one business day) advise Wachovia following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Wachovia apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Proposal) on a current basis.

(b) Nothing contained in this Agreement shall prevent SouthTrust or the SouthTrust Board from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.07. Affiliate Agreements. Not later than the 15th day before the mailing of the Joint Proxy Statement, SouthTrust will deliver to Wachovia a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the SouthTrust Meeting, deemed to be an “affiliate” of SouthTrust (each, a “SouthTrust Affiliate”) as that term is used in Rule 145 under the Securities Act. SouthTrust will use its reasonable best efforts to cause each person who may be deemed to be a SouthTrust Affiliate to execute and deliver to Wachovia and SouthTrust on or before the date of mailing of the Joint Proxy Statement an agreement in substantially the form attached hereto as Annex 3.

6.08. Takeover Laws and Provisions. Neither party will take any action that would cause the transactions contemplated hereby to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. Neither party will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

6.09. SouthTrust Rights Agreement. SouthTrust agrees that it will take all actions necessary or appropriate to ensure that the entering into of this Agreement and the consummation of the transactions contemplated hereby (individually or in connection with any other event) will not result in Wachovia or any affiliate or associate of Wachovia being deemed an “Acquiring Person” for purposes of the SouthTrust Rights Agreement, as amended pursuant to Section 5.03(q), will not result in a “Distribution Date” or “Stock Acquisition Date” or “Triggering Event” under the SouthTrust Rights Agreement, as amended pursuant to Section 5.03(q), being deemed to occur, and will not result in the ability of any Person to exercise any SouthTrust Rights under the SouthTrust Rights Agreement or enable or require the SouthTrust Rights to separate from the shares of SouthTrust Common Stock to which they are attached or to become distributable, unredeemable or exercisable. SouthTrust further agrees that it will not take any action to declare Wachovia to be an “Adverse Person” under the SouthTrust Rights Agreement.

6.10. Exchange Listing. Wachovia will use all reasonable best efforts to cause the shares of Wachovia Common Stock to be issued in the Merger and shares reserved for issuance pursuant to Section 3.07 hereof to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

6.11. Regulatory Applications. (a) Wachovia and SouthTrust and their respective Subsidiaries will cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated hereby, including the merger of their subsidiary banks (the “Requisite Regulatory Approvals”), and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable. Each of Wachovia and SouthTrust will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated hereby and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Wachovia and SouthTrust will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any third party or Governmental Authority in connection with the transactions contemplated hereby.

6.12. Indemnification. (a) Following the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless the present and former directors, officers and employees of SouthTrust and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) as incurred, in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or before the Effective Time (including the transactions contemplated hereby), (1) to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the Constituent Documents and indemnification agreements, if any, in effect on the date of this Agreement with SouthTrust and its Subsidiaries, and (2) without limitation of clause (1), to the fullest extent permitted by law.

(b) For a period of six years following the Effective Time, Wachovia will use all reasonable best efforts to provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of SouthTrust or any of their respective Subsidiaries (determined as of the Effective Time) (as opposed to SouthTrust or such Subsidiary) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by SouthTrust; provided that if Wachovia is unable to maintain or obtain the insurance called for by this Section 6.12(b), Wachovia will use all reasonable best efforts to obtain as much comparable insurance as is reasonably available; and provided, further, that officers and directors of SouthTrust or any Subsidiary may be required to make application and provide customary representations and warranties to Wachovia’s insurance carrier for the purpose of obtaining such insurance.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Wachovia; provided that failure so to notify will not affect the obligations of Wachovia under Section 6.12(a) unless and to the extent that Wachovia is actually and materially prejudiced as a consequence.

(d) If Wachovia or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Wachovia will cause proper provision to be made so that the successors and assigns of Wachovia will assume the obligations set forth in this Section 6.12.

(e) The provisions of this Section 6.12 shall survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and Representatives.

6.13. Employee Matters. (a) From the Effective Time through December 31, 2004 or such later date as Wachovia shall determine to the extent December 31, 2004 is not practicable in the reasonable judgment of Wachovia based on the occurrence of the Effective Time (such date being referred to herein as the “Benefits Transition Date”), Wachovia shall provide the employees of SouthTrust and its Subsidiaries as of the Effective Time (the “Covered Employees”) with employee benefits and compensation plans, programs and arrangements that are substantially similar, in the aggregate, to the employee benefits and compensation plans, programs and arrangements provided by SouthTrust or its Subsidiaries, as the case may be, to such employees immediately prior to the Effective Time. From and after the Benefits Transition Date, Wachovia shall provide the Covered Employees with employee benefits and compensation plans, programs and arrangements that are substantially identical to those provided to similarly situated employees of Wachovia and its Subsidiaries. Notwithstanding anything contained herein to the contrary, from and after the Effective Time, a Covered Employee who is displaced, within the meaning of the Wachovia Severance Pay Plan, as a result of the Merger shall be entitled to receive severance payments and benefits under the Wachovia Severance Pay Plan. Such plan shall not be amended until at least 30 days after completion of the final system conversion in connection with the Merger.

(b) From and after the Benefits Transition Date, Wachovia shall (1) provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan), under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Wachovia or any of its Subsidiaries in which Covered Employees are eligible to participate, for all periods of employment with SouthTrust or any of its Subsidiaries (or their predecessor entities) prior to the Effective Time to the extent credited by SouthTrust for purposes of a comparable plan and (2) cause any pre-existing conditions, limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of Wachovia or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan (for a comparable level of coverage) in which the applicable Covered Employee participated immediately prior to the Effective Time. If SouthTrust’s medical and/or dental benefit plans for Covered Employees are terminated in the middle of a plan year, Covered Employees and their dependents who are then participating in a deductible-based medical and/or dental plan sponsored by SouthTrust will be given credit for deductibles and eligible out-of-pocket expenses incurred towards deductibles and out-of-pocket maximums during the portion of the plan year preceding the Benefits Transition Date in a comparable deductible-based medical and/or dental plan of Wachovia or any of its Subsidiaries for the Wachovia benefit plan year that begins with or includes the Benefits Transition Date.

(c) Wachovia and SouthTrust shall take all necessary action to effectuate all agreements listed in Section 6.13(c) of the SouthTrust Disclosure Schedule.

6.14. Notification of Certain Matters. Wachovia and SouthTrust will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.15. Exemption from Liability Under Section 16(b). Assuming that SouthTrust delivers to Wachovia the Section 16 Information in a timely and accurate manner, before the Effective Time, the Wachovia Board, or a committee of “non-employee directors” thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will reasonably promptly thereafter and in any event before the Effective Time adopt a resolution providing that the receipt by the SouthTrust Insiders of Wachovia Common Stock in exchange for shares of SouthTrust Common Stock, and of options to purchase shares of Wachovia Common Stock upon conversion of options to purchase shares of SouthTrust Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are approved by the Wachovia Board or by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act, such that any such receipt will be so exempt.

6.16. Certain Modifications; Restructuring Charges. SouthTrust and Wachovia shall consult with respect to their loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and SouthTrust shall make such modifications or changes to its policies and practices, if any, and at such date prior to the Effective Time, as may be mutually agreed upon. SouthTrust and Wachovia shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with GAAP, as may be mutually agreed upon. No party’s representations, warranties and covenants contained in this Agreement shall be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies and practices which may be undertaken on account of this Section 6.16.

ARTICLE VII

CONDITIONS TO THE MERGER

7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of Wachovia and SouthTrust to consummate the Merger is subject to the fulfillment or written waiver by Wachovia and SouthTrust before the Effective Time of each of the following conditions:

(a) Shareholder Approvals. The plan of merger contained in this Agreement shall have been duly approved by the requisite vote of the shareholders of Wachovia and SouthTrust.

(b) Regulatory Approvals. All Requisite Regulatory Approvals (1) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (2) shall not have imposed a condition on such approval that would reasonably be expected, after the Effective Time, to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and precludes consummation of the Merger. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or makes illegal the consummation of the Merger.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(e) NYSE Listing. The shares of Wachovia Common Stock to be issued in the Merger and shares reserved for issuance pursuant to Section 3.07 hereof shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f) Opinions of Tax Counsel. Wachovia shall have received an opinion of Sullivan & Cromwell LLP, and SouthTrust shall have received an opinion of Bradley Arant Rose & White LLP, each dated the Closing Date and based on facts, representations and assumptions described in each such opinion, to the effect that (1) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, (2) Wachovia and SouthTrust will each be a party to that reorganization within the meaning of Section 368(b) of the Code and (3) no gain or loss will be recognized by shareholders of SouthTrust who receive shares of Wachovia Common Stock in exchange for all of their SouthTrust Common Stock, except with respect to any cash received in lieu of fractional shares. In rendering such opinions, Sullivan & Cromwell LLP and Bradley Arant Rose & White LLP each will be entitled to receive and rely upon customary certificates and representations of officers of Wachovia and SouthTrust.

7.02. Conditions to SouthTrust’s Obligation. SouthTrust’s obligation to consummate the Merger is also subject to the fulfillment or written waiver by SouthTrust before the Effective Time of each of the following conditions:

(a) Wachovia’s Representations and Warranties. The representations and warranties of Wachovia in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date subject to the standard set forth in Section 5.02; and SouthTrust shall have received a certificate, dated the Closing Date, signed on behalf of Wachovia by the Chief Executive Officer or Chief Financial Officer of Wachovia to that effect.

(b) Performance of Wachovia’s Obligations. Wachovia shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and SouthTrust shall have received a certificate, dated the Closing Date, signed on behalf of Wachovia by the Chief Executive Officer or Chief Financial Officer of Wachovia to that effect.

7.03. Conditions to Wachovia’s Obligation. Wachovia’s obligation to consummate the Merger is also subject to the fulfillment, or written waiver by Wachovia, before the Effective Time of each of the following conditions:

(a) SouthTrust’s Representations and Warranties. The representations and warranties of SouthTrust in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date subject to the standard set forth in Section 5.02; and Wachovia shall have received a certificate, dated the Closing Date, signed on behalf of SouthTrust by the Chief Executive Officer or Principal Accounting Officer of SouthTrust to that effect.

(b) Performance of SouthTrust’s Obligations. SouthTrust shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Wachovia shall have received a certificate, dated the Closing Date, signed on behalf of SouthTrust by the Chief Executive Officer or Principal Accounting Officer of SouthTrust to that effect.

ARTICLE VIII

TERMINATION

8.01. Termination. This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time, by Wachovia or SouthTrust:

(a) Mutual Agreement. With the mutual agreement of the other party.

(b) Breach. Upon 60 days’ prior written notice of termination, if there has occurred and is continuing: (1) a breach by the other party of any representation or warranty contained herein, or (2) a breach by the other party of any of the covenants or agreements in this Agreement; provided that such breach (under either clause (1) or (2)) would entitle the non-breaching party not to consummate the Merger under Article VII.

(c) Adverse Action. If (1) the other party’s board of directors submits this Agreement (or the plan of merger contained herein) to its shareholders without a recommendation for approval or with special and materially adverse conditions on or qualifications of such approval; or (2) the other party’s board of directors otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.02. In addition, this Agreement may be terminated by Wachovia if (1) the SouthTrust Board recommends to its shareholders an Acquisition Proposal other than the Merger; or (2) the SouthTrust Board negotiates or authorizes the conduct of negotiations (and three business days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the request and receipt of information from, any person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal and determining whether the SouthTrust Board will in fact engage in, or authorize, negotiations) regarding an Acquisition Proposal other than the Merger.

(d) Delay. If the Effective Time has not occurred by the close of business on March 31, 2005; provided that the right to terminate this Agreement under this Section 8.01(d) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Effective Time to occur on or before such date.

(e) Denial of Regulatory Approval. If the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated hereby is denied by final, nonappealable action of such Governmental Authority; provided that the right to terminate this Agreement under this Section 8.01(e) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action.

(f) SouthTrust Termination Right. In the case of SouthTrust, it will have the right to terminate this Agreement for a period of 10 days beginning on the date of the first public announcement that Wachovia has agreed to enter into or become the subject of an Acquisition Transaction; provided that the right to terminate this Agreement under this Section 8.01(f) shall expire immediately after the SouthTrust Meeting.

8.02. Effect of Termination and Abandonment. (a) If this Agreement is terminated and the Merger is abandoned, neither party will have any liability or further obligation under this Agreement, except that termination will not relieve a party from liability for any breach by it of this Agreement and except that the first sentence of Section 5.03(r), Section 6.05(b), this Section 8.02 and Article IX will survive termination of this Agreement. Notwithstanding the foregoing, in the event of any termination of this Agreement, the Stock Option Agreement shall remain in full force and effect in accordance with its terms, and, so long as the Stock Option Agreement remains in full force and effect, Section 6.09 will survive termination of this Agreement.

(b) If SouthTrust terminates this Agreement pursuant to Section 8.01(f), Wachovia will reimburse SouthTrust for the reasonable expenses incurred by it in connection with this Agreement and the transactions contemplated hereby and will pay to SouthTrust a cash termination fee of $100,000,000.

ARTICLE IX

MISCELLANEOUS

9.01. Survival. The representations, warranties, agreements and covenants contained in this Agreement will not survive the Effective Time (other than Section 2.06, Article III, Sections 6.05(b), 6.12 and this Article IX).

9.02. Waiver; Amendment. Before the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision, but only in writing, or (b) amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate North Carolina or Delaware law or require resubmission of this Agreement or the plan of merger contained herein to the shareholders of Wachovia or SouthTrust.

9.03. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to constitute an original.

9.04. Governing Law. This Agreement is governed by, and will be interpreted in accordance with, the laws of the State of North Carolina applicable to contracts made and to be performed entirely within that State.

9.05. Expenses. Except as set forth in Section 8.02(b), each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that Wachovia and SouthTrust will each bear and pay one-half of the following expenses: (a) the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying and printing and distributing) of the Registration Statement, the Joint Proxy Statement and applications to Governmental Authorities for the approval of the Merger and (b) all listing, filing or registration fees, including, without limitation, fees paid for filing the Registration Statement with the SEC, filing fees for the HSR Act notices and any other fees paid for filings with Governmental Authorities.

9.06. Notices. All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given when personally delivered, facsimile transmitted (with confirmation) or mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to Wachovia, to:

Wachovia Corporation

301 South College Street

Charlotte, North Carolina 28288-0013

Attention:    Mark C. Treanor, Esq., Senior Executive Vice President,

    General Counsel and Secretary

Facsimile:   (704) 374-3425

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:    H. Rodgin Cohen, Esq.

    Mitchell S. Eitel, Esq.

Facsimile:   (212) 558-3588

If to SouthTrust, to:

SouthTrust Corporation

3400 SouthTrust Tower

420 North 20th Street

Birmingham, Alabama 35203

Attention:    Alton E. Yother, Principal Accounting Officer

Facsimile:    (205) 254-6697

with copies to:

Bradley Arant Rose & White LLP	Burr & Forman LLP
One Federal Place	3100 SouthTrust Tower
1819 Fifth Avenue North	420 North 20th Street
Birmingham, Alabama 35203	Birmingham, Alabama 35203
Attention: Paul S. Ware, Esq.	Attention: Bruce A. Parsons, Esq.
Facsimile: (205) 488-6624	Facsimile: (205) 244-5694

9.07. Entire Understanding; No Third Party Beneficiaries. This Agreement and the Stock Option Agreement represent the entire understanding of Wachovia and SouthTrust regarding the transactions contemplated hereby and supersede any and all other oral or written agreements previously made or purported to be made, other than the Confidentiality Agreement, which will survive the execution and delivery of this Agreement (provided that the Confidentiality Agreement is hereby amended to provide that the eighth paragraph of the Confidentiality Agreement will (1) no longer be binding on a party, and each party hereby waives the other party’s obligations under the eighth paragraph, once a Triggering Event (as defined in the Stock Option Agreement) has occurred with respect to the other party and this Agreement has been terminated) and (2) not impair the rights of a party to make a response or propose amendments or modifications as contemplated by the final proviso to Section 6.02(c). No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied on by any party in entering into this Agreement. Except for Section 6.12, which is intended to benefit the Indemnified Parties to the extent stated, nothing expressed or implied in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any person other than Wachovia and SouthTrust.

9.08. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

9.09. Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement or the Confidentiality Agreement, before the Effective Time, Wachovia may revise the structure of the Merger or otherwise revise the method of effecting the Merger and related transactions, provided that (1) such revision does not alter or change the kind or amount of consideration to be delivered to the shareholders of SouthTrust and the holders of SouthTrust Stock Options, (2) such revision does not adversely affect the tax consequences to the shareholders of SouthTrust, (3) such revised structure or method is reasonably capable of consummation without significant delay in relation to the structure contemplated herein, and (4) such revision does not otherwise cause any of the conditions set forth in Article VII not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof). This Agreement and any related documents will be appropriately amended in order to reflect any such revised structure or method.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

WACHOVIA CORPORATION

By:	/s/ G. KENNEDY THOMPSON
Name:	G. Kennedy Thompson
Title:	Chairman, President and Chief Executive Officer

SOUTHTRUST CORPORATION

By:	/s/ WALLACE D. MALONE, JR.
Name:	Wallace D. Malone, Jr.
Title:	Chairman and Chief Executive Officer

ANNEX 1

FORM OF STOCK OPTION AGREEMENT

[Please see Appendix B]

ANNEX 2

FORM OF AMENDMENT TO SOUTHTRUST RIGHTS AGREEMENT

AMENDMENT, dated as of June 20, 2004 (this “Amendment”), to the Amended and Restated Rights Agreement, dated as of August 1, 2000 (the “Rights Agreement”), between SouthTrust Corporation, a Delaware corporation (“SouthTrust”), and American Stock Transfer & Trust Company, a New York corporation, as Rights Agent (the “Rights Agent”).

RECITALS

A. Rights Agreement. SouthTrust and the Rights Agent have heretofore executed and entered into the Rights Agreement.

B. Merger Agreement. SouthTrust contemplates entering into an Agreement and Plan of Merger, dated as of June 20, 2004 (the “Merger Agreement”), with Wachovia Corporation, a North Carolina corporation (“Wachovia”), pursuant to which SouthTrust will merge with and into Wachovia. The Board of Directors of SouthTrust has approved the Merger Agreement.

C. Stock Option Agreement. As an inducement to and condition of Wachovia’s willingness to enter into the Merger Agreement, SouthTrust will grant to Wachovia an option to acquire shares of SouthTrust’s common stock, par value $2.50 per share, pursuant to a Stock Option Agreement, dated as of June 20, 2004 (the “Stock Option Agreement”), between SouthTrust and Wachovia. The Board of Directors of SouthTrust has approved the Stock Option Agreement, which will be entered into immediately following the execution and delivery of the Merger Agreement.

D. Amendment. Pursuant to Section 27 of the Rights Agreement, SouthTrust and the Rights Agent may from time to time supplement or amend any provision of the Rights Agreement, and, in connection with the Merger Agreement and the Stock Option Agreement and the consummation of the transactions contemplated thereby, the Board of Directors of SouthTrust has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable. All acts and things necessary to make this Amendment a valid agreement, enforceable in accordance with its terms, have been done and performed, and the execution and delivery of this Amendment by SouthTrust and the Rights Agent have been in all respects duly authorized by SouthTrust and the Rights Agent.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties agree as follows:

1. Amendment to Section 1. Section 1 of the Rights Agreement is amended to add the following definitions as Sections 1(pp), 1(qq) and 1(rr):

“(pp) ‘Wachovia’ shall mean Wachovia Corporation, a North Carolina corporation.”

“(qq) ‘Wachovia Merger Agreement’ shall mean the Agreement and Plan of Merger, dated as of June 20, 2004, between Wachovia and the Company, as it may be amended or modified from time to time.”

“(rr) ‘Wachovia Stock Option Agreement’ shall mean the Stock Option Agreement, dated as of June 20, 2004, between Wachovia, as grantee, and the Company, as issuer, as it may be amended or modified from time to time.”

2. Amendment to the Definition of “Adverse Person”. The definition of “Adverse Person” in Section 1(d) of the Rights Agreement is amended to read in its entirety as follows:

“(d) “Adverse Person” shall mean any person declared to be an Adverse Person by the Board upon a determination that the criteria set forth in Section 11(a)(ii)(B) apply to such Person, provided, however, that Wachovia or any Affiliate or Associate of Wachovia shall not be deemed to be an Adverse Person.”

3. Amendment to the Definition of “Beneficial Owner”. The definition of “Beneficial Owner” in Section 1(g) of the Rights Agreement is amended by adding the following sentence at the end thereof:

“Notwithstanding the foregoing or anything in this Agreement to the contrary, Wachovia or any Affiliate or Associate of Wachovia shall not be deemed to be the Beneficial Owner of, and shall not be deemed to beneficially own, (A) any shares of Common Stock by reason of the approval, execution, or delivery of the Wachovia Stock Option Agreement or the Wachovia Merger Agreement, or by reason of the consummation of any transaction contemplated by the Wachovia Stock Option Agreement or the Wachovia Merger Agreement, (B) any shares of Common Stock of which Wachovia or any Affiliate or Associate of Wachovia is a Beneficial Owner or is deemed to beneficially own on June 20, 2004, (C) any shares of Common Stock of which Wachovia or any Affiliate or Associate of Wachovia inadvertently becomes the Beneficial Owner, or is inadvertently deemed to beneficially own, after June 20, 2004, provided that Wachovia or any such Affiliate or Associate, as the case may be, divests such inadvertently acquired shares of Common Stock as promptly as practicable after it becomes aware of such inadvertent acquisition and (D) any shares of Common Stock of which Wachovia or any Affiliate or Associate of Wachovia holds or acquires in a bona fide fiduciary or agency capacity or in satisfaction of debts previously contracted.”

4. Amendment to Section 7. Section 7 of the Rights Agreement is amended to add the following sentence at the end thereof as Section 7(g):

“Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Rights Agreement by reason of the approval, execution, or delivery of the Wachovia Stock Option Agreement or the Wachovia Merger Agreement, or by reason of the consummation of any transaction contemplated by the Wachovia Stock Option Agreement or the Wachovia Merger Agreement.”

5. Effectiveness. This Amendment shall be deemed to be in force and effective immediately prior to the execution and delivery of the Merger Agreement. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall otherwise be unaffected hereby.

6. Severability. If any term, provision, covenant or restriction contained in this Amendment is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Amendment shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

7. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely in that State.

8. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

9. Capitalized Terms. Capitalized terms used in this Amendment and not defined herein shall have the meanings assigned thereto in the Rights Agreement.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

Attest:	SOUTHTRUST CORPORATION

By:	By:
Name:	Name:
Title:	Title:

Attest:	AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	By:
Name:	Name:
Title:	Title:

ANNEX 3

FORM OF SOUTHTRUST AFFILIATE LETTER

                    , 2004

SouthTrust Corporation

3400 SouthTrust Tower

420 North 20th Street

Birmingham, Alabama 35203

Wachovia Corporation

301 South College Street

Charlotte, North Carolina 28288-0013

Ladies and Gentlemen:

I have been advised that I may be deemed to be an “affiliate” of SouthTrust Corporation (“SouthTrust”), as that term is defined for purposes of Rule 145 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). I understand that pursuant to the terms of the Agreement and Plan of Merger, dated as of June 20, 2004 (as amended or modified from time to time, the “Merger Agreement”), between SouthTrust and Wachovia Corporation (“Wachovia”), SouthTrust plans to merge with and into Wachovia (the “Merger”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Merger Agreement.

I further understand that as a result of the Merger, I may receive common stock of Wachovia (the “Wachovia Common Stock”) in exchange for shares of common stock of SouthTrust (the “SouthTrust Common Stock”), or as a result of the exercise of SouthTrust Stock Options or similar Rights.

I have carefully read this letter and reviewed the Merger Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of Wachovia Common Stock and SouthTrust Common Stock, to the extent I felt necessary, with my counsel or counsel for SouthTrust.

I represent, warrant and covenant with and to Wachovia that in the event I receive any Wachovia Common Stock as a result of the Merger:

1. I will not make any sale, transfer, or other disposition of such Wachovia Common Stock unless (a) such sale, transfer or other disposition has been registered under the Securities Act, (b) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act, or (c) in the opinion of counsel in form and substance reasonably satisfactory to Wachovia, or under a “no-action” letter obtained by me from the staff of the SEC, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act.

2. I understand that, except as provided in Section 3.07 of the Merger Agreement, Wachovia is under no obligation to register the sale, transfer or other disposition of shares of Wachovia Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available, except the obligation to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as more fully described below.

3. I understand that stop transfer instructions will be given to Wachovia’s transfer agent with respect to the shares of Wachovia Common Stock issued to me as a result of the Merger and that there will be placed on the certificates for such shares, or any substitutions therefor, a legend stating in substance:

“The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement between the registered holder hereof and Wachovia Corporation, a copy of which agreement is on file at the principal offices of Wachovia Corporation.”

4. I understand that, unless transfer by me of the Wachovia Common Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, Wachovia reserves the right, in its sole discretion, to place the following legend on the certificates issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.”

I understand and agree that the legends set forth in paragraph 3 or 4 above, as the case may be, will be removed by delivery of substitute certificates without such legend if I deliver to Wachovia (a) a copy of a “no-action” letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Wachovia, to the effect that such legend is not required for purposes of the Securities Act, or (b) evidence or representations reasonably satisfactory to Wachovia that Wachovia Common Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d).

By its acceptance hereof, Wachovia agrees, for a period of two years after the Effective Time, that it, as the Surviving Corporation, will file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, so that the public information provisions of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) promulgated under the Securities Act are therefore available to me in the event I desire to transfer any Wachovia Common Stock issued to me in the Merger.

By signing this letter agreement, without limiting or abrogating the agreements that I have made as set forth above, I do not admit that I am an “affiliate” of SouthTrust within the meaning of the Securities Act or the rules and regulations promulgated thereunder, and I do not waive any right that I may have to object to any assertion that I am an affiliate.

This letter agreement shall be governed by and construed in accordance with the laws of the State of North Carolina. This letter agreement shall terminate if and when the Merger Agreement is terminated according to its terms.

Very truly yours,

Name:

Accepted this day of , 2004.

SOUTHTRUST CORPORATION

By:
Name:
Title:

WACHOVIA CORPORATION

By:
Name:
Title:

APPENDIX B

STOCK OPTION AGREEMENT, dated as of June 20, 2004 (this “Agreement”), between Wachovia Corporation, a North Carolina corporation (“Grantee”), and SouthTrust Corporation, a Delaware corporation (“Issuer”).

RECITALS

A. Merger Agreement. Grantee and Issuer have entered into an Agreement and Plan of Merger, dated as of June 20, 2004 (as amended, restated or otherwise modified from time to time, the “Merger Agreement”), which agreement was executed and delivered immediately prior to the execution and delivery of this Agreement, pursuant to which Issuer is to merge with and into Grantee (the “Merger”); and

B. Option. As a condition to Grantee’s entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as defined in Section 1(a) below).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties agree as follows:

1. Grant of Option. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the “Option”) to purchase, subject to the terms hereof, up to 64,935,000 shares of the common stock, par value $2.50 per share, of Issuer (“Common Stock”) at a price per share (the “Option Price”) at the time of exercise equal to the lesser of (x) $34.755 and (y) the closing price of the Common Stock on the business day immediately prior to any Notice Date (as defined in Section 2(e)); provided that in no event shall the number of shares for which this Option is exercisable (when exercisable) exceed 19.5% of the issued and outstanding shares of Common Stock. If the Notice Date occurs subsequent to the consummation of an Acquisition Transaction (as defined in Section 2(b)(1)(A)) and as a consequence the Common Stock is no longer issued or outstanding, then the Option Price shall be determined by substituting in clause (y) in the preceding sentence the fair market value of the securities and/or other property into which each share of Common Stock was converted or exchanged in such Acquisition Transaction, as determined by a nationally recognized investment banking firm selected by the Holder (as defined in Section 2(a)) or Owner (as defined in Section 7(a)), as the case may be. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth. Issuer shall make proper provision so that each share of Common Stock issued upon exercise of the Option shall be accompanied by the applicable number of SouthTrust Rights.

(b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in Section 5 hereof), the number of shares of Common Stock subject to the Option shall be increased by an amount equal to 19.5% of such additional shares of Common Stock. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares, or make any adjustment in its shares, in breach of any provision of the Merger Agreement.

2. Exercise. (a) The Holder (as defined below) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as defined in Section 2(b)) and a Subsequent Triggering Event (as defined in Section 2(c)) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that the Holder shall have sent the written notice of such exercise (as provided in Section 2(e)) within six (6) months following such Subsequent Triggering Event (or such later period as provided in Section 10). The term “Exercise Termination Event” shall mean the earliest to occur of the following: (1) the Effective Time (as defined in the Merger Agreement) of the Merger; (2) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, except a termination by Grantee pursuant to (A) Section 8.01(b) of the Merger Agreement (unless the breach by Issuer giving rise to such right of termination is unintentional and promptly remedied to the extent possible) or (B) Section 8.01(c) of the Merger Agreement (each, a “Listed Termination”); or (3) the passage of twelve (12) months (or such longer period as provided in Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term “Holder” shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, the Option may not be exercised at any time when Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 8.01(b) (unless the breach by Grantee giving rise to such right of termination is unintentional and promptly remedied to the extent possible) or Section 8.01(c) thereof. For purposes of this Section 2(a), both an Initial Triggering Event and a Subsequent Triggering Event shall be deemed to have occurred even though the same event constitutes both an Initial Triggering Event and a Subsequent Triggering Event.

(b) The term “Initial Triggering Event” shall mean any of the following events or transactions occurring on or after the date hereof:

(1) Issuer or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”)) (the “Issuer Subsidiaries”), without having received Grantee’s prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term “person” for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a “Grantee Subsidiary”) or the Board of Directors of Issuer (the “Issuer Board”) shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction other than the Merger. For purposes of this Agreement, (A) “Acquisition Transaction” shall mean (x) a merger or consolidation, or other business combination transaction, involving Issuer or any Issuer Subsidiary (other than mergers, consolidations or similar transactions involving solely Issuer and/or one or more wholly owned Subsidiaries of the Issuer, provided, any such transaction referred to in this parenthetical is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of more than 15% of the business, assets or deposits of Issuer or any Issuer Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing more than 15% of the voting power of Issuer or any Issuer Subsidiary and (B) “Subsidiary” shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

(2) Any person other than the Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

(3) The stockholders of Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

(4) The Issuer Board shall have withdrawn, modified or qualified (or publicly announced its intention to withdraw, modify or qualify), in any manner materially adverse in any respect to Grantee or to approval of the Merger, its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction or after it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, or Issuer or any Issuer Subsidiary shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

(5) Any person other than Grantee or any Grantee Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction or have filed a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange offer;

(6) Any person other than Grantee or any Grantee Subsidiary shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction and shall have filed with the SEC a preliminary proxy statement with respect to the solicitation of votes against approval of the Merger Agreement or the Merger;

(7) Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement after a proposal is made by a third party to Issuer or its stockholders to engage in an Acquisition Transaction, and (A) following such breach Grantee would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both) and (B) such breach shall not have been cured prior to the Notice Date (as defined in Section 2(e)); or

(8) Any person other than Grantee or any Grantee Subsidiary, without Grantee’s prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

(c) The term “Subsequent Triggering Event” shall mean any of the following events or transactions occurring after the date hereof:

(1) The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock;

(2) The occurrence of the Initial Triggering Event described in clause (1) of Section 2(b), except that the percentage referred to in clauses (y) and (z) of the second sentence thereof shall be 25%; or

(3) Subject to Section 17, any Initial Triggering Event described in clauses (3), (4), (5), (6), (7) or (8) of Section 2(b).

(d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (either, a “Triggering Event”) promptly after it becomes aware of the occurrence thereof, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

(e) In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the “Notice Date”) specifying (1) the total number of shares it will purchase pursuant to such exercise and (2) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the “Closing Date”); provided that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify Issuer of such filing and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

(f) At the closing referred to in Section 2(e), the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in cash.

(g) At such closing, simultaneously with the delivery of immediately available funds, (1) Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder; and (2) Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such shares of Common Stock in violation of applicable federal and state securities laws or the provisions of this Agreement.

(h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

“The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.”

It is understood and agreed that: (1) the reference to the resale restrictions of the Securities Act of 1933, as amended (the “1933 Act”), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (2) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of counsel to the Holder, in form and substance reasonably satisfactory to the Issuer; and (3) the legend shall be removed in its entirety if the conditions in the preceding clauses (1) and (2) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

(i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under Section 2(e) and the tender of the applicable purchase price, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

3. Covenants of Issuer. Issuer agrees: (a) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other then-outstanding options, warrants, convertible securities and other rights to purchase Common Stock; (b) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; and (c) promptly to take all action as may from time to time be required (including (1) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (2) in the event, under the Bank Holding Company Act of 1956, as amended (the “BHCA”), or the Change in Bank Control Act of 1978, as amended, or any state or other federal banking law, prior approval of or notice to the Federal Reserve Board or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state or other federal regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto.

4. Exchange. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms “Agreement” and “Option” as used herein include any

Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date.

5. Certain Adjustments. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, stock combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Grantee shall receive, upon exercise of the Option, the same number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable.

6. Registration Rights. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer shall, at the request of Grantee delivered within twelve (12) months (or such later period as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option (“Option Shares”) in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer’s attorneys’ fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers’ fees and the fees and disbursements of Grantee’s counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 33 1/3% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided, further, that if such reduction occurs, the Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration and the twelve (12) month period referred to in the first sentence of this Section 6 shall be increased to twenty-four (24) months. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

Notwithstanding anything else in this Section 6, in lieu of complying with its obligations pursuant to a request made by Grantee under this Section 6, Issuer may, at its election, repurchase the Option Shares requested to be registered by Grantee at a purchase price per share equal to the average closing price of such Option Shares during the 10 business days preceding the date on which Issuer gives notice to Grantee of its intention to repurchase such Option Shares (which notice shall be given no later than 15 days after Grantee has given notice to Issuer of its election to exercise its registration rights.

7. Repurchase. (a) At any time after the occurrence of a Repurchase Event (as defined in Section 7(d)), (1) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the “Option Repurchase Price”) equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (2) at the request of any present or former Holder who at the time owns Option Shares (each, the “Owner”), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the “Option Share Repurchase Price”) equal to the market/offer price multiplied by the number of Option Shares so designated. The term “market/offer price” shall mean the highest of (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of Issuer’s assets and/or deposits, the sum of the price paid in such sale for such assets and/or deposits and the current market value of the remaining assets and/or deposits of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Issuer.

(b) The Holder or the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. The Holder and the Owner, as the case may be, shall also represent and warrant that it has sole record and beneficial ownership of such Option Shares and that such Option Shares are then free and clear of all liens. As promptly as practicable, and in any event within five (5) business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

(c) If Issuer at any time after delivery of a notice of repurchase pursuant to Section 7(b) is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in part or in full and/or from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), Issuer shall immediately so notify the Holder and/or the Owner, as appropriate, and the Holder and/or the Owner may revoke its notice of repurchase of the Option and/or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (1) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price and/or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (2) deliver, as appropriate, either (A) to the Holder, a new Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, and/or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If the Holder and/or Owner does not revoke its notice pursuant to the preceding sentence, Issuer shall immediately repurchase the Option and/or the Option Shares it is then permitted to repurchase, and Issuer shall thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five (5) business days after the date on which Issuer is no longer so prohibited. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this Section 7(c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

(d) For purposes of this Section 7, a “Repurchase Event” shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof and prior to the occurrence of an Exercise Termination Event:

(1) the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

(2) the consummation of any Acquisition Transaction described in Section 2(b)(1)(A) hereof, except that the percentage referred to in clauses (y) and (z) shall be 25%.

8. Substitute Option. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (1) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or a Grantee Subsidiary, and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (2) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of exchange represent less than 50% of the outstanding voting shares and share equivalents of the merged or acquiring company, or (3) to sell or otherwise transfer all or substantially all of its or any Issuer Subsidiary’s assets and/or deposits, in one transaction or in a series of related transactions, to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision, reasonably satisfactory to the Holder, so that the Option shall upon the consummation of any such transaction (to the extent not previously exercised) and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the “Substitute Option”), at the election of the Holder, of either (x) the Acquiring Corporation (as defined in Section 8(b)(1)) or (y) any person that controls the Acquiring Corporation.

(b) The following terms have the meanings indicated:

(1) “Acquiring Corporation” shall mean (A) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer), (B) the acquiring person in a plan of exchange in which Issuer is acquired, (C) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person and (D) the transferee of all or a substantial part of Issuer’s assets and/or deposits (or the assets and/or deposits of any Issuer Subsidiary).

(2) “Substitute Common Stock” shall mean the common stock issued by the issuer of the Substitute Option.

(3) “Assigned Value” shall mean the market/offer price, as defined in Section 7(a).

(4) “Average Price” shall mean the average closing price of a share of the Substitute Common Stock for one (1) year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if the Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

(c) The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which agreement shall be applicable to the Substitute Option.

(d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

(e) In no event pursuant to any of the foregoing paragraphs shall the Substitute Option be exercisable for more than 19.5% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.5% of the shares of Substitute Common Stock outstanding prior to exercise but for this Section 8(e), the issuer of the Substitute Option (the “Substitute Option Issuer”) shall make a cash payment to Holder equal to the excess of (1) the value of the Substitute Option without giving effect to the limitation in this Section 8(e) over (2) the value of the Substitute Option after giving effect to the limitation in this Section 8(e). The difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

(f) Issuer shall not enter into any transaction described in Section 8(a) unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

9. Repurchase of Substitute Option and Substitute Shares. (a) At the request of the holder of the Substitute Option (the “Substitute Option Holder”) made prior to an Exercise Termination Event (or such later period as provided in Section 10), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the “Substitute Option Repurchase Price”) equal to the amount by which (1) the Highest Closing Price (as defined below) exceeds (2) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request made prior to an Exercise Termination Event (or such later period as provided in Section 10) of any present or former Substitute Option Holder (each, the “Substitute Share Owner”) who at the time owns shares of Substitute Common Stock issued upon total or partial exercise of the Substitute Option (“Substitute Shares”), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the “Substitute Share Repurchase Price”) equal to the Highest Closing Price multiplied by the number of Substitute Shares to be so repurchased. The term “Highest Closing Price” shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

(b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and/or certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable and in any event within five (5) business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

(c) If the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to Section 9(b) prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Shares in part or in full and/or from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its reasonable best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, and the Substitute Option Holder and/or the Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of such prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (1) deliver to the Substitute Option Holder or the Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (2) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, and/or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing. If the Substitute Option Holder and/or the Substitute Share Owner does not revoke its notice pursuant to the preceding sentence, the Substitute Option Issuer shall immediately repurchase the Substitute Option and/or the Substitute Shares it is then permitted to repurchase, and the Substitute Option Issuer shall thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Option Repurchase Price and/or the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of this Section 9(c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period.

10. Extension of Periods Under Certain Circumstances. The periods for exercise of certain rights under Sections 2, 6, 7, 8, 9 and 14 shall be extended for up to a maximum of six months in any given case: (a) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; (b) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise; and (c) when there exists an injunction, order or judgment that prohibits or delays exercise of such right.

11. Representations and Warranties. (a) Issuer hereby represents and warrants to Grantee as follows:

(1) Issuer has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Issuer Board prior to the date hereof and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

(2) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant to the Option, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

(b) Grantee hereby represents and warrants to Issuer as follows: Grantee has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Grantee and the performance of its obligations hereunder by the Grantee have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of the Grantee are necessary to authorize this Agreement or for Grantee to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Grantee. This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.

12. Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder; provided that until the date fifteen (15) days following the date on which the Federal Reserve Board or other regulatory authority has approved an application by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (a) a widely dispersed public distribution, (b) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (c) an assignment to a single party, (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee’s behalf or (d) any other manner approved by the Federal Reserve Board or other regulatory authority.

13. Filings, Etc. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder.

14. Surrender of Option and Option Shares. (a) Grantee may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10), relinquish the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price; provided that Grantee may not exercise its rights pursuant to this Section 14(a) if Issuer has previously repurchased the Option or any portion of the Option pursuant to Section 7. The “Surrender Price” shall be equal to $430 million (1) plus, if applicable, Grantee’s purchase price with respect to any Option Shares and (2) minus, if applicable, the excess of (A) the net price, if any, received by Grantee or a Grantee Subsidiary pursuant to the sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, or to Issuer pursuant to Section 7, over

(B) Grantee’s purchase price of such Option Shares. For purposes of this Section 14, the term Grantee shall include all Holders and in no event shall the aggregate amounts paid or payable pursuant to this Section 14 to all Holders exceed the amount set forth in the preceding sentence as payable to Grantee.

(b) Grantee may exercise its right to relinquish the Option and any Option Shares pursuant to this Section 14 by surrendering to Issuer, at its principal office, a copy of this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (1) that Grantee elects to relinquish the Option and Option Shares, if any, in accordance with the provisions of this Section 14 and (2) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

(c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that it is no longer prohibited from paying, within five (5) business days after the date on which Issuer is no longer so prohibited; provided that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 14 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying to Grantee the Surrender Price in full, (1) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five (5) days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same, and (2) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six (6) months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 14(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 14). In the event that a Substitute Option is issued, it shall include substantially similar provisions in respect of the surrender of the Substitute Option and Substitute Option Shares.

15. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. In connection therewith, both parties waive the posting of any bond or similar requirement.

16. Maximum Profit. (a) Notwithstanding any provision of this Agreement other than Section 16(e), in no event shall Grantee’s Total Profit (as defined in Section 16(c)) exceed $555 million (the “Maximum Profit”), and, if the Total Profit would otherwise exceed such amount, Grantee, at its sole election, shall either (1) reduce the number of shares subject to the Option (and any Substitute Option), (2) deliver to Issuer, or Substitute Issuer, as the case may be, for cancellation shares of Common Stock or Substitute Common Stock, as the case may be, previously purchased by Grantee valued at fair market value at the time of delivery, (3) pay cash to Issuer, or Substitute Issuer, as the case may be, (4) increase or otherwise adjust the Option Price or Substitute Option Price (or any portion thereof), (5) reduce the amount of the Option Repurchase Price or Substitute Option Repurchase Price, or (6) undertake any combination of the foregoing, so that Grantee’s actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions.

(b) Notwithstanding any provision of this Agreement other than Section 16(e), the Option (and any Substitute Option) may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined in Section 16(d)) of more than the Maximum Profit and, if exercise of the Option (and any Substitute Option) would otherwise result in the Notional Total Profit exceeding such amount, Grantee, in its discretion, may take any of the actions specified in Section 16(a) so that the Notional Total Profit shall not exceed the Maximum Profit; provided, that nothing in this sentence shall restrict any subsequent exercise of the Option (and any Substitute Option) which at such time complies with this sentence.

(c) For purposes of this Agreement, the term “Total Profit” shall mean the aggregate amount (before taxes) of the following: (1) the excess of (A) the net cash amounts or fair market value of any property received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, after payment of applicable brokerage or sales commissions and discounts, if any, over (B) Grantee’s aggregate purchase price for such Option Shares (or other securities), plus (2) all amounts received by Grantee, a Holder or an Owner including a Substitute Option Holder or Substitute Share Owner) upon the repurchase of the Option and/or any Option Shares by Issuer pursuant to Section 7 or upon the surrender of the Option and/or any Option Shares pursuant to Section 14 net in the case of Option Shares or Substitute Option Shares of the Owner’s or Substitute Share Owner’s aggregate purchase price therefor), plus (3) all equivalent amounts with respect to the Substitute Option.

(d) For purposes of this Agreement, the term “Notional Total Profit” with respect to any number of shares as to which Grantee may propose to exercise the Option shall be the Total Profit, determined as of the date of such proposed exercise assuming (1) that the Option were exercised on such date for such number of shares, (2) that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions) and (3) the effect of any adjustments made by or to be made by Grantee pursuant to Section 16(a). For purposes of this Section 16, the term Grantee will include all Holders and transactions by any affiliate transferee of Grantee in respect of the Option or Option Shares transferred to it shall be treated as if made by Grantee.

(e) In the event that there is a public announcement of a proposal to engage in an Acquisition Transaction or a public announcement of an intention to make a proposal to engage in an Acquisition Transaction and the Per Share Value of the Acquisition Proposal (as defined below) is less than 10% greater than the Per Share Value under the Merger Agreement (as defined below), the Maximum Profit shall be $600 million. The term “Per Share Value of the Acquisition Proposal” shall mean the imputed value per share of Common Stock pursuant to an Acquisition Transaction based upon the closing price of any common stock component on the first business day following the public announcement of the proposal to engage in the Acquisition Transaction (or the intention to make a proposal to engage in the Acquisition Transaction) on which such common stock has traded for at least four hours and the fair market value of any other component, as determined by a nationally recognized investment banking firm selected by the Grantee; and the term “Per Share Value under the Merger Agreement” shall mean the imputed value per share of Common Stock under the Merger Agreement based upon the closing price of Grantee’s common stock, par value $3.33 1/3 per share, on the business day immediately preceding the public announcement of a proposal to engage in an Acquisition Transaction (or the intention to make a proposal to engage in an Acquisition Transaction).

17. Certain Rights. In the event of the exercise of the Option granted hereby by reason of a Subsequent Triggering Event described in Section 2(c)(3), and if a Subsequent Triggering Event described in Section 2(c)(1) or Section 2(c)(2) has not occurred, Issuer shall have the following rights with respect to the Option Shares issued pursuant to such exercise: (a) Issuer may direct the voting of the Option Shares on any matter other than a vote on the Merger or on an Acquisition Transaction that is made on or before June 20, 2005; and (b) Issuer may purchase for cash the Option Shares at any time after the one-year anniversary of the date on which the Option Shares were issued at a purchase price equal to (1) the Option Price and (2) cost-to-carry, which shall be equal to the product of (A) the product of the Option Price and the number of Option Shares; (B) the prime rate announced by the Issuer’s principal banking Subsidiary as in effect from time to time from the date of the issuance of the Option Shares until the date of the repurchase; and (C) a fraction in which the numerator is the number of days from the issuance of the Option Shares until the repurchase and the denominator is 365.

18. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

19. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

20. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina applicable to contracts made and to be performed entirely in that State.

21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

22. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

23. Entire Agreement; Third-Party Rights. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

24. Capitalized Terms. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

SOUTHTRUST CORPORATION

By:	/s/ WALLACE D. MALONE, JR.
Name:	Wallace D. Malone, Jr.
Title:	Chairman and Chief Executive Officer

WACHOVIA CORPORATION

By:	/s/ G. KENNEDY THOMPSON
Name:	G. Kennedy Thompson
Title:	Chairman, President and Chief Executive Officer

APPENDIX C

[Letterhead of Merrill Lynch]

June 20, 2004

Board of Directors

SouthTrust Corporation

420 North 20th Street

Birmingham, AL 35203

Members of the Board:

We understand that SouthTrust Corporation (“SouthTrust”) and Wachovia Corporation (“Wachovia”) propose to enter into an Agreement and Plan of Merger, dated as of June 20, 2004 (the “Agreement”), pursuant to which the parties intend to effect a strategic business combination through the merger of SouthTrust with and into Wachovia (the “Merger”), with Wachovia the surviving corporation. Upon the consummation of the Merger, each outstanding share of SouthTrust common stock, par value $2.50 per share (the “SouthTrust Shares”), will be converted into the right to receive 0.89 shares (the “Exchange Ratio”) of Wachovia common stock, par value of $3.33 1/3, (the “Wachovia Shares”), all as more fully set forth in the Agreement.

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of SouthTrust Shares.

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to SouthTrust and Wachovia that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the respective businesses, earnings, assets, liabilities and prospects of SouthTrust and Wachovia furnished to us by senior management of SouthTrust and Wachovia, as well as the amount and timing of the cost savings, revenue enhancements and related expenses expected to result from the Merger (the “Expected Synergies”) furnished to us by senior management of Wachovia;

(3)	Conducted discussions with members of senior management and representatives of SouthTrust and Wachovia concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

(4)	Reviewed the current and historical market prices and valuation multiples for the SouthTrust Shares and the Wachovia Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the respective publicly reported financial condition and results of operations of SouthTrust and Wachovia and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(7)	Participated in certain discussions and negotiations among representatives of SouthTrust and Wachovia and their respective financial and legal advisors with respect to the Merger;

(8)	Reviewed the potential pro forma impact of the Merger on the combined financial statements of SouthTrust and Wachovia;

(9)	Reviewed the Agreement; and

(10)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, with your consent, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities of SouthTrust or Wachovia or been furnished with any such evaluation or appraisal nor have we evaluated the solvency or fair value of SouthTrust or Wachovia under any state or federal laws relating to bankruptcy, insolvency, or similar matters. We are not experts in the evaluation of allowances for loan losses, and we have neither made an independent evaluation of the adequacy of the allowances for loan losses of SouthTrust or Wachovia, nor have we reviewed any individual credit files of SouthTrust or Wachovia or been requested to conduct such a review, and, as a result, we have assumed that the respective allowances for loan losses for SouthTrust and Wachovia are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of SouthTrust or Wachovia. With respect to the financial and operating information, including without limitation, financial forecasts, valuations of contingencies, projections regarding under-performing or non-performing assets, net charge offs, adequacy of reserves, future economic conditions, and the Expected Synergies, furnished to or discussed with us by SouthTrust or Wachovia, we have assumed that all such information has been reasonably prepared and reflect the best currently available estimates and judgments of the senior management of SouthTrust and Wachovia as to the future financial and operating performance of SouthTrust, Wachovia or the combined entity, as the case may be, and the Expected Synergies.

Our opinion is necessarily based upon market, economic and other conditions as in effect on, and on the information made available to us as of, the date hereof. For the purposes of rendering this opinion, we have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, including in all respects material to our analysis, that the representations and warranties of each party in the Agreement and in all related documents and instruments (collectively, the “Documents”) that are referred to therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes. We have also assumed that, in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of SouthTrust, Wachovia, or the combined entity, as the case may be, or on the contemplated benefits of the Merger, including the Expected Synergies. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have been retained by the Board of Directors of SouthTrust to act as financial advisor to SouthTrust in connection with the Merger and will receive a fee from SouthTrust for our services. In addition, SouthTrust has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past two years provided financial advisory, investment banking and other services to SouthTrust and Wachovia and have received fees for the rendering of such services, and we may continue to provide such services in the future. In addition, in the ordinary course of our business, we may actively trade the SouthTrust Shares and other securities of SouthTrust and its affiliates and the Wachovia Shares and other securities of Wachovia and its affiliates for our own account and for the accounts of our customers, and, accordingly, may at any time hold long or short positions in such securities.

This opinion is for the use and benefit of the Board of Directors of SouthTrust and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by SouthTrust in respect to the Merger with the Securities and Exchange Commission. Our opinion does not address the merits of the underlying decision by SouthTrust to engage in the Merger and does not constitute a recommendation to any shareholder of SouthTrust as to how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of SouthTrust. We are not expressing any opinion herein as to the prices at which the Wachovia Shares will trade following the announcement or consummation of the Merger.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of SouthTrust Shares.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

APPENDIX D

[LETTERHEAD OF UBS SECURITIES LLC]

June 20, 2004

The Board of Directors

Wachovia Corporation

One Wachovia Center

Charlotte, North Carolina 28288

Dear Members of the Board:

We understand that Wachovia Corporation (“Wachovia”) proposes to enter into an Agreement and Plan of Merger, dated as of June 20, 2004 (the “Agreement”), between Wachovia and SouthTrust Corporation (“SouthTrust”) pursuant to which, among other things, (i) SouthTrust will merge with and into Wachovia (the “Merger”) and (ii) each outstanding share of the common stock, par value of $2.50 per share, of SouthTrust (“SouthTrust Common Stock”) will be converted into 0.89 (the “Exchange Ratio”) of a share of the common stock, par value $3.33 1/3 per share, of Wachovia (“Wachovia Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Wachovia.

UBS Securities LLC (“UBS”) has acted as financial advisor to Wachovia in connection with the Merger and will receive a fee for its services, a significant portion of which is contingent upon consummation of the Merger and a portion of which is payable in connection with this opinion. UBS and its affiliates in the past have provided, and currently are providing, services to Wachovia unrelated to the proposed Merger, for which services UBS and its affiliates have received, and expect to receive, compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade securities of Wachovia and SouthTrust for their own accounts and accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available to Wachovia or the underlying business decision of Wachovia to effect the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms of the Agreement or the form of the Merger. We express no opinion as to what the value of Wachovia Common Stock will be when issued pursuant to the Merger or the prices at which Wachovia Common Stock will trade at any time. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that each of Wachovia and SouthTrust will comply with all material terms of the Agreement and that the Merger will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. We further have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Wachovia, SouthTrust or the Merger.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Wachovia and SouthTrust, including publicly available financial forecasts and estimates relating to Wachovia and SouthTrust that were reviewed and discussed with us by the managements of Wachovia and SouthTrust; (ii) reviewed certain internal estimates as to potential cost savings and other synergies expected to result from the Merger and other financial information and estimates that were prepared and provided

D-1

The Board of Directors

Wachovia Corporation

June 20, 2004

to us by the management of Wachovia and not publicly available; (iii) conducted discussions with members of the senior managements of Wachovia and SouthTrust concerning the businesses and financial prospects of Wachovia and SouthTrust; (iv) reviewed current and historical market prices of Wachovia Common Stock and SouthTrust Common Stock; (v) reviewed publicly available financial and stock market data with respect to certain companies in lines of businesses we believe to be generally comparable to those of Wachovia and SouthTrust; (vi) compared the financial terms of the Merger with publicly available financial terms of certain other transactions which we believe to be generally relevant; (vii) considered certain potential pro forma effects of the Merger on the financial statements of Wachovia after taking into account the availability to Wachovia of incremental capital resulting from the Merger and related balance sheet restructuring expected by the management of Wachovia at or following the closing of the Merger; (viii) reviewed the Agreement; and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Wachovia or SouthTrust, nor have we been furnished with any such evaluation or appraisal. With respect to the publicly available financial forecasts and estimates relating to Wachovia and SouthTrust referred to above, we were advised by the managements of Wachovia and SouthTrust that such forecasts and estimates represent reasonable estimates and judgments as to the future financial performance of Wachovia and SouthTrust. With respect to the pro forma effects, internal estimates as to potential cost savings and other synergies and other financial information and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Wachovia as to such matters. In addition, we have assumed, at your direction, that the future financial results and estimates referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date of this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Wachovia.

Very truly yours,

/s/    UBS Securities LLC

UBS SECURITIES LLC

D-2

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions relating to indemnification of directors and officers of North Carolina corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who was wholly successful in his defense of a proceeding to which he was a party because he is or was a director or officer, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct. However, when a director or officer is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification, unless the articles of incorporation provide otherwise, and the court may order indemnification under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or by-laws or by contract or resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.

Wachovia’s by-laws provide for the indemnification of Wachovia’s directors and executive officers by Wachovia against liabilities arising out of his status as such, excluding any liability relating to activities which were at the time taken known or believed by such person to be clearly in conflict with the best interests of Wachovia.

Wachovia’s articles of incorporation provide for the elimination of the personal liability of each director of Wachovia to the fullest extent permitted by the provisions of the NCBCA Act, as the same may from time to time be in effect.

Wachovia maintains directors and officers liability insurance, subject to certain deductible amounts. In general, the policy insures (1) Wachovia’s directors and officers against loss by reason of any of their wrongful acts, and/or (2) Wachovia against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Index

Exhibit		Description
(2	)(a)	Agreement and Plan of Merger, dated as of June 20, 2004, between Wachovia and SouthTrust, and restated on July 9, 2004 (included as Appendix A to the joint proxy statement-prospectus contained in this Registration Statement).

(2	)(b)	Stock Option Agreement, between Wachovia and SouthTrust, dated as of June 20, 2004 (included as Appendix B to the joint proxy statement-prospectus contained in this Registration Statement).

(3	)(a)	Wachovia’s Restated Articles of Incorporation (incorporated by reference to Exhibit (3)(a) to Wachovia’s 2001 Third Quarter Report on Form 10-Q).

(3	)(b)	Wachovia’s Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit (3)(b) to Wachovia’s 2002 Annual Report on Form 10-K).

(3	)(c)	Wachovia’s Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit (3)(c) to Wachovia’s 2002 Annual Report on Form 10-K).

(3	)(d)	Wachovia’s By-Laws, as amended (incorporated by reference to Exhibit (3)(b) to Wachovia’s 2001 Third Quarter Report on Form 10-Q).

Exhibit		Description

(4	)(a)	Wachovia’s Shareholder Protection Rights Agreement (incorporated by reference to Exhibit (4) to Wachovia’s Current Report on Form 8-K dated December 20, 2000).

(5)		Opinion and consent of Ross E. Jeffries, Jr. as to the validity of the securities being registered.**

(8	)(a)	Form of Opinion and consent of Sullivan & Cromwell LLP regarding the federal income tax consequences of the merger.**

(8	)(b)	Form of Opinion and consent of Bradley Arant Rose & White LLP regarding the federal income tax consequences of the merger.**

(23	)(a)	Consent of KPMG LLP.

(23	)(b)	Consent of KPMG LLP.

(23	)(c)	Consent of Ross E. Jeffries, Jr. (included in Exhibit (5) hereto).**

(23	)(d)	Consent of Sullivan & Cromwell LLP (included in Exhibit (8)(a) hereto).**

(23	)(e)	Consent of Bradley Arant Rose & White LLP (included in Exhibit (8)(b) hereto).**

(24)		Power of Attorney.**

(99	)(a)	Consent of Merrill Lynch & Co.**

(99	)(b)	Consent of UBS Securities LLC.**

(99	)(c)	Form of Proxy to be used by Wachovia.*

(99	)(d)	Form of Proxy to be used by SouthTrust.*

(99	)(e)	Consent of Wallace D. Malone, Jr.**

*	To be filed by amendment.
**	Previously filed.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) For purposes of determining any liability under the Securities Act of 1933 each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(f) That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(i) To supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of Charlotte, State of North Carolina, on August 31, 2004.

WACHOVIA CORPORATION

By:	/s/ MARK C. TREANOR
Mark C. Treanor
Senior Executive Vice President, Secretary and General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	CAPACITY

G. KENNEDY THOMPSON* G. KENNEDY THOMPSON	Chairman, President, Chief Executive Officer and Director

ROBERT P. KELLY* ROBERT P. KELLY	Senior Executive Vice President and Chief Financial Officer

DAVID M. JULIAN* DAVID M. JULIAN	Executive Vice President and Corporate Controller (Principal Accounting Officer)

JOHN D. BAKER, II* JOHN D. BAKER, II	Director

JAMES S. BALLOUN* JAMES S. BALLOUN	Director

ROBERT J. BROWN* ROBERT J. BROWN	Director

PETER C. BROWNING* PETER C. BROWNING	Director

JOHN T. CASTEEN, III* JOHN T. CASTEEN, III	Director

WILLIAM H. GOODWIN, JR.* WILLIAM H. GOODWIN, JR.	Director

ROBERT A. INGRAM* ROBERT A. INGRAM	Director

MACKEY J. MCDONALD* MACKEY J. MCDONALD	Director

SIGNATURE	CAPACITY

JOSEPH NEUBAUER* JOSEPH NEUBAUER	Director

LLOYD U. NOLAND, III* LLOYD U. NOLAND, III	Director

RUTH G. SHAW* RUTH G. SHAW	Director

LANTY L. SMITH* LANTY L. SMITH	Director

JOHN C. WHITAKER, JR.* JOHN C. WHITAKER, JR.	Director

DONA DAVIS YOUNG* DONA DAVIS YOUNG	Director

*By	Mark C. Treanor, Attorney-in-Fact

/s/ MARK C. TREANOR
MARK C. TREANOR

Date: August 31, 2004

Exhibit Index

Exhibit		Description
(2	)(a)	Agreement and Plan of Merger, dated as of June 20, 2004, between Wachovia and SouthTrust, and restated on July 9, 2004 (included as Appendix A to the joint proxy statement-prospectus contained in this Registration Statement).

(2	)(b)	Stock Option Agreement, between Wachovia and SouthTrust, dated as of June 20, 2004 (included as Appendix B to the joint proxy statement-prospectus contained in this Registration Statement).

(3	)(a)	Wachovia’s Restated Articles of Incorporation (incorporated by reference to Exhibit (3)(a) to Wachovia’s 2001 Third Quarter Report on Form 10-Q).

(3	)(b)	Wachovia’s Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit (3)(b) to Wachovia’s 2002 Annual Report on Form 10-K).

(3	)(c)	Wachovia’s Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit (3)(c) to Wachovia’s 2002 Annual Report on Form 10-K).

(3	)(d)	Wachovia’s By-Laws, as amended (incorporated by reference to Exhibit (3)(b) to Wachovia’s 2001 Third Quarter Report on Form 10-Q).

(4	)(a)	Wachovia’s Shareholder Protection Rights Agreement (incorporated by reference to Exhibit (4) to Wachovia’s Current Report on Form 8-K dated December 20, 2000).

(5)		Opinion and consent of Ross E. Jeffries, Jr. as to the validity of the securities being registered.**

(8	)(a)	Form of Opinion and consent of Sullivan & Cromwell LLP regarding the federal income tax consequences of the merger.**

(8	)(b)	Form of Opinion and consent of Bradley Arant Rose & White LLP regarding the federal income tax consequences of the merger.**

(23	)(a)	Consent of KPMG LLP.

(23	)(b)	Consent of KPMG LLP.

(23	)(c)	Consent of Ross E. Jeffries, Jr. (included in Exhibit (5) hereto).**

(23	)(d)	Consent of Sullivan & Cromwell LLP (included in Exhibit (8)(a) hereto).**

(23	)(e)	Consent of Bradley Arant Rose & White LLP (included in Exhibit (8)(b) hereto).**

(24)		Power of Attorney.**

(99	)(a)	Consent of Merrill Lynch & Co.**

(99	)(b)	Consent of UBS Securities LLC.**

(99	)(c)	Form of Proxy to be used by Wachovia.*

(99	)(d)	Form of Proxy to be used by SouthTrust.*

(99	)(e)	Consent of Wallace D. Malone, Jr.**

*	To be filed by amendment.
**	Previously filed.